ING CORPORATE ADVANTAGE VUL
A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company and its Security Life Separate Account L1

	The Fund Families
The Policy	Funds from the following fund families are available through the policy.
• Is issued by Security Life of Denver Insurance Company.	
• Is returnable by you during the free look period if you are not satisfied.	• American Funds Insurance Series
Premium Payments	• Fidelity® Variable Insurance Products Funds
• Are flexible, so the premium amount and frequency may vary.	• ING Investors Trust
• Are allocated to the variable account and the fixed account, based on your instructions.	• ING Partners, Inc.
• Are subject to specified fees and charges.	• ING VP Portfolios
The Policy Value	• Neuberger Berman Advisers Management Trust
• Is the sum of your holdings in the fixed account, the variable account and the loan account.	• Pioneer Variable Contracts Trust
• Has no guaranteed minimum value under the variable account. The value varies with the value of the sub-accounts you select.	• Putnam Variable Trust
• Has a minimum guaranteed rate of return for amounts in the fixed account.	• Van Eck Worldwide Insurance Trust
• Is subject to specified fees and charges including possible surrender charges.	

Death Benefit Proceeds
- Are paid if your policy is in force when the insured person dies.
- Are calculated under your choice of options:
  - ▷ **Option 1** - the total death benefit is the greater of (1) the amount of base insurance coverage and Term Insurance Rider coverage you have selected, or (2) your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;
  - ▷ **Option 2** - the total death benefit is the greater of (1) the amount of base insurance coverage and Term Insurance Rider coverage you have selected plus your policy value, or (2) your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
  - ▷ **Option 3** - the total death benefit is the greater of (1) the amount of base insurance coverage and Term Insurance Rider coverage you have selected plus premiums paid minus withdrawals taken and partial withdrawal fees assessed, or (2) your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
- Are equal to the total base death benefit plus any rider benefits minus any outstanding loans, accrued loan interest and unpaid fees and charges.
- Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

This prospectus describes what you should know before purchasing the ING Corporate Advantage variable universal life insurance policy. Please read it carefully and keep it for future reference.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The policy described in this prospectus is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured or guaranteed by the FDIC, the Federal Reserve Board or any other government agency.

The date of this prospectus is February 11, 2005

TABLE OF CONTENTS

TERMS TO UNDERSTAND

The following is a list of some of the key defined terms and the page number on which each is defined:

Term	Page Where Defined
Age	21
Fixed Account	3
Fixed Account Value	34
Loan Account	35
Loan Account Value	35
Monthly Processing Date	25
Net Premium	3
Net Policy Value	5
Policy Date	21
Policy Value	1
Surrender Value	5
Valuation Date	34
Variable Account	3
Variable Account Value	34

"Security Life," "we," "us," "our" and the "company" refer to Security Life of Denver Insurance Company. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

State Variations - State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. Your actual policy and any riders are the controlling documents. If you would like to review a copy of the policy and riders, contact our customer service center or your agent/registered representative.

You may contact us about the policy at our:

Customer Service Center
P.O. Box 724927
Atlanta, GA 30119
1-866-790-1988

POLICY SUMMARY

This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus which should be read carefully before you purchase the policy.

The Policy's Features and Benefits

Temporary Insurance See *Temporary Insurance*, page 23.	• If you apply and qualify, we may issue temporary insurance equal to the total amount of insurance coverage for which you applied. • The maximum amount of temporary insurance is $4.5 million per insured person, which includes other in-force coverage you have with us. • Temporary insurance may not be available in all states.

Free Look Period
 	
See *Free Look Period*, page 23.
	• During the free look period, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason.
	• The free look period is generally ten days from your receipt of the policy, although certain states may allow more than ten days.
	• Generally, there are two types of free look refunds:
	  ▷ Some states require a return of all premium we have received; and
	  ▷ Other states require that we return your policy value plus a refund of all fees and charges deducted.
	• The length of the free look period and the free look refund that applies in your state will be stated in your policy.
	• During the free look period, your net premium will be allocated among the investment options you have selected unless your state requires a return of premium as the free look refund. In these states your net premium directed to the sub-accounts will be allocated to the ING Liquid Assets Portfolio until after the free look period ends.

Premium Payments See *Premium Payments*, page 21.	• You choose when to pay and how much to pay. • You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse. • You cannot pay additional premiums after age 100. • We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. • We deduct a premium expense charge from each premium payment and credit the remaining premium (the "net premium") to the variable account or the fixed account according to your instructions.
Investment Options See *The Investment Options,* page 18.	• You may allocate your net premiums to the Security Life Separate Account L1 (the "variable account") and to our fixed account. • The variable account is one of our separate accounts and consists of sub-accounts which invest in corresponding funds. When you allocate premiums to a sub-account, we invest any net premiums in shares of the corresponding fund. • Your variable account value will vary with the investment performance of the funds and the charges we deduct from your variable account value. • The fixed account is part of our general account which consists of all of our assets other than those in our separate accounts (including the variable account). • We credit interest of at least 3.00% per year on amounts allocated to the fixed account, and we may, in our sole discretion, credit interest in excess of this amount.

Death Benefits
 	
See *Death Benefits*, **page 27.**
	• Death benefits are paid if your policy is in force when the insured person dies.
	• Until age 100, the amount of the death benefit will depend on which death benefit option is in effect when the insured person dies.
	• There are three death benefit options available under your policy:
	  ▷ **Option 1** - the total death benefit is the greater of (1) the amount of base insurance coverage and Term Insurance Rider coverage you have selected, or (2) your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;
	  ▷ **Option 2** - the total death benefit is the greater of (1) the amount of base insurance coverage and Term Insurance Rider coverage you have selected plus your policy value, or (2) your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
	  ▷ **Option 3** - the total death benefit is the greater of (1) the amount of base insurance coverage and Term Insurance Rider coverage you have selected plus premiums paid minus withdrawals taken and partial withdrawal fees assessed, or (2) your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
	• After age 100 the death benefit will equal 100% of the policy value, regardless of which death benefit option is in effect.
	• We will reduce the death benefit proceeds payable under any death benefit option by any outstanding loans, accrued loan interest and unpaid fees and charges.
	• The death benefit is generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Transfers See *Transfers*, **page 37.**	• You currently may make an unlimited number of transfers between the sub-accounts and to the fixed account each policy year. Transfers are, however, subject to any limits, conditions and restrictions that we or the funds whose shares are involved may impose. • There are certain restrictions on transfers from the fixed account. • We do not charge for transfers.
Dollar Cost Averaging See *Dollar Cost Averaging*, **page 38.**	• Dollar cost averaging is a systematic program of transferring policy values to selected sub-accounts of the variable account. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low. • Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market. • There are certain conditions on participation in the dollar cost averaging program, but there is no charge to participate in the dollar cost averaging program.
Automatic Rebalancing See *Automatic Rebalancing*, **page 39.**	• Automatic rebalancing is a systematic program through which your variable and fixed account values are periodically reallocated among your selected investment options to maintain the allocation percentages you have chosen. • Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market. • There are certain conditions on participation in the automatic rebalancing program, but there is no charge to participate in the automatic rebalancing program.

Loans See *Loans*, **page 36.**	• After the first policy month, you may take loans against the value of your policy. • A loan is generally limited to your policy value minus any outstanding loan amount and accrued loan interest (the "net policy value") less the periodic fees and charges and loan interest on any existing loan amount to your next policy anniversary. • When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account. • We credit amounts held in the loan account with interest at an annual rate no less than 3.00%. • We also charge interest on loans. Interest is due in arrears on each policy anniversary and accrues daily at a current annual rate of 3.75% in policy years 1-10, 3.25% in policy years 11-20 and 3.00% in all years thereafter. The annual interest rate charged may change at any time but is guaranteed not to exceed 3.75% in policy years 1-10, 3.50% in policy years 11-20 and 3.25% in all years thereafter. • Loans reduce your policy's death benefit and may cause your policy to lapse. • Loans may have tax consequences, and you should consult with a tax adviser before taking a loan from your policy.
Partial Withdrawals See *Partial Withdrawals*, **page 41.**	• A partial withdrawal must be at least $500. • We currently charge a fee of $10 for each partial withdrawal. • Partial withdrawals reduce your policy's death benefit and policy value and may cause your policy to lapse. • Partial withdrawals may also have tax consequences, and you should consult with a tax adviser before taking a partial withdrawal from your policy.
Surrenders See *Surrender*, **page 42.**	• You may surrender your policy for its surrender value at any time before the death of the insured person. • Your surrender value is your policy value plus any refund of premium expense and base policy acquisition charges due minus any outstanding loan amount and accrued loan interest. • All insurance coverage ends on the date we receive your surrender request. • If you surrender your policy it cannot be reinstated. • Surrendering the policy may have tax consequences, and you should consult with a tax adviser before surrendering your policy.
Reinstatement See *Reinstatement*, **page 43.**	• Reinstatement means putting a lapsed policy back in force. • You may reinstate your policy and riders within five years of the beginning date of the grace period if you still own the policy and did not surrender it and the insured person is still insurable. • You will need to pay the required reinstatement premium. • If you had an outstanding loan when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse. • A policy that is reinstated more than 90 days after lapsing may be considered a modified endowment contract for tax purposes. • Reinstating your policy may have tax consequences, and you should consult with a tax adviser before reinstating your policy.
Term Insurance Rider See *Optional Term Insurance Rider Benefit*, **page 32.**	• You may add the optional Term Insurance Rider benefit to your policy. • We deduct additional monthly charges for this rider benefit. • This rider may not be available under your policy or in your state.

Factors You Should Consider Before Purchasing a Policy

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the policy's investment options, its other features and benefits, its risks and the fees and charges you will incur. Consider, among others, the following matters.

Life Insurance Coverage	• The policy is not a short-term savings vehicle and should be purchased only if you need life insurance coverage. Evaluate your need for life insurance coverage before purchasing a policy. • You should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.
Fees and Charges See *Fees and Charges*, **page 24.**	• The policy's fees and charges reflect the costs associated with its features and benefits, the services we render, the expenses we expect to incur and the risks we assume under the policy. • We believe that the policy's fees and charges, in the aggregate, are reasonable, but before purchasing a policy you should compare the value that these various features, benefits and services have to you, given your particular circumstances, with the fees and charges associated with those features, benefits and services.
Lapse See *Lapse*, **page 42.**	• Your policy may lapse and your insurance coverage under the policy may terminate if on any monthly processing date your net policy value is not enough to pay the periodic fees and charges when due. • If you meet this condition, we will send you notice and give you a 61 day grace period to make a sufficient premium payment. • If you do not make a sufficient premium payment by the end of the 61 day grace period, your life insurance coverage will terminate and your policy will lapse without value. • Partial withdrawals and loans have an adverse impact on your net policy value. Before taking a partial withdrawal or loan consider its effect on your ability to keep your policy from lapsing.

Investment Risk
 	
 See *The Variable Account*, **page 19.**
	• You should evaluate the policy's long-term investment potential and risks before purchasing a policy.
	 • For amounts you allocate to the sub-accounts of the variable account:
	   ▷ Your values will fluctuate with the markets, interest rates and the performance of the underlying funds;
	   ▷ You assume the risk that your values may decline or may not perform to your expectations;
	   ▷ Your policy could lapse without value or you may be required to pay additional premium because of poor fund performance;
	   ▷ Each fund has various investment risks, and some funds are riskier than others;
	   ▷ You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding sub-account; and
	   ▷ There is no assurance that any fund will achieve its stated investment objective.
	 • For amounts you allocate to the fixed account:
	   ▷ Interest rates we declare will change over time; and
	   ▷ You assume the risk that interest rates may decline, although never below the guaranteed minimum annual rate of 3.00%.

Exchanges See *Purchasing a Policy*, **page 21.**	• Replacing your existing life insurance policy(ies) with the policy described in this prospectus may not be beneficial to you. • Before purchasing a policy, determine whether your existing policy(ies) will be subject to fees or penalties upon surrender or cancellation. • Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) with those of the policy described in this prospectus.

Taxation
 	
See TAX CONSIDERATIONS, **page 43.**
	• Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract.
	• Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. Depending on your circumstances, however, the following events may have tax consequences for you:
	  ▷ Reduction in the amount of your insurance coverage;
	  ▷ Partial withdrawals;
	  ▷ Loans;
	  ▷ Surrender;
	  ▷ Lapse; and
	  ▷ Reinstatement.
	• In addition, if your policy is a modified endowment contract, a partial withdrawal, surrender or a loan against or secured by the policy will cause income taxation to the extent of any gain in the policy. A penalty tax may be imposed on a distribution from a modified endowment contract as well.
	• There is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.
	• **Consult with a qualified legal or tax adviser before you purchase a policy.**

Sales Compensation See *Distribution of the Policies*, **page 56.**	• We pay compensation to broker/dealers who sell the policy, but this compensation will not affect the fees and charges you will pay for the policy.
Other Products	• We and our affiliates offer other insurance products which may have different features, benefits, fees and charges. These other products may better match your needs. • Contact your agent/registered representative if you would like information about these other products.

Fees and Charges

The following tables describe the fees and charges you will pay when buying, owning and surrendering the policy.

Transaction Fees and Charges The following table describes the fees and charges deducted at the time you make a premium payment, make a partial withdrawal or request an excess illustration. **See *Fees and Charges* - Transaction Fees and Charges, page 24.**

Charge	When Deducted	Amount Deducted

Premium Expense Charge	• Deducted when you make a premium payment.	• **Tax Charge**
		  ▷ 4.00% of each premium payment.
		• **Sales Charge**
		  ▷ 7.00% of each premium payment - guaranteed.
		  ▷ 7.00% of each premium payment during policy years 1-10, and 1.00% of each premium payment thereafter - current.

Partial Withdrawal Fee	• Deducted when you take a partial withdrawal.	• $10.
Excess Illustration Fee	• Deducted each time you request an illustration after the first each policy year.	• $25 - maximum. • $0 - current.

Periodic Fees and Charges The following table describes the fees and charges deducted each month on the monthly processing date, not including fund fees and expenses. **See *Fees and Charges* - Periodic Fees and Charges, page 25.**

Charge	When Deducted	Amount Deducted
Cost of Insurance Charge [1]	• On the monthly processing date.	• Minimum Rates per $1,000 of base insurance coverage - ▷ $0.09 - guaranteed. ▷ $0.02 - current. • Maximum Rates per $1,000 of base insurance coverage - ▷ $5.51 - guaranteed. ▷ $2.72 - current. • Rates for a representative insured person per $1,000 of base insurance coverage - ▷ $0.56 - guaranteed. ▷ $0.13 - current. ▷ The representative insured person is a male, age 50 in the standard nontobacco risk class with guaranteed issue underwriting.
Base Policy Acquisition Charge [2]	• On the monthly processing date.	• Minimum Rates per $1,000 of initial base insurance coverage - ▷ $0.24 - guaranteed and current. • Maximum Rates per $1,000 of initial base insurance coverage - ▷ $1.19 - guaranteed and current. • Rates for a representative insured person per $1,000 of initial base insurance coverage - ▷ $0.53 - guaranteed and current. ▷ The representative insured person is age 50.
Mortality & Expense Risk Charge [3]	• On the monthly processing date.	• Percentage of policy value invested in the variable account - ▷ 0.03% (0.35% annually) - guaranteed. ▷ 0.01% (0.10% annually) - current.
Policy Charge	• On the monthly processing date.	• $10.
Loan Interest Charge	• Accrues daily but is due in arrears on each policy anniversary.	• 3.75% (guaranteed and current) per annum of the loan amount in policy years 1-10, and lower thereafter.

[1] The cost of insurance rates shown are for the first policy year. Guaranteed rates are for policies with guaranteed issue underwriting and current rates are for policies that are fully underwritten. The rates have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The rates that apply to you depend on the amount of your base insurance coverage, the type of underwriting used to issue the policy and the insured person's age, gender, policy duration and risk class and generally increase each year after the first policy year. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

[2] The base policy acquisition charge rates shown currently apply only in policy years 1-10, but they may apply in all policy years. The rates have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The rates that apply to you depend on the amount of your initial base insurance coverage and the insured person's age. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

[3] The monthly mortality and expense risk charge rate has been rounded up to the nearest one hundredth of one percent. **See Periodic Fees and Charges - Mortality and Expense Risk Charge, page 26, for the monthly rate without rounding.**

Optional Term Insurance Rider Charges The following table describes the charges deducted if you elect the optional Term Insurance Rider benefit. **See *Fees and Charges* - Optional Term Insurance Rider Charges, page 27.**

Charge	When Deducted	Amount Deducted
Term Rider Cost of Insurance Charge [4]	• On the monthly processing date.	• Minimum Rates per $1,000 of rider benefit - ▷ $0.09 - guaranteed. ▷ $0.02 - current. • Maximum Rates per $1,000 of rider benefit - ▷ $5.51 - guaranteed. ▷ $2.72 - current. • Rates for a representative insured person per $1,000 of rider benefit - ▷ $0.56 - guaranteed. ▷ $0.13 - current. ▷ The representative insured person is a male, age 50 in the standard nontobacco risk class.
Term Rider Acquisition Charge [5]	• On the monthly processing date.	• Minimum Rates per $1,000 of rider benefit - ▷ $0.27 - guaranteed. ▷ $0.00 - current. • Maximum Rates per $1,000 of rider benefit - ▷ $1.31 - guaranteed. ▷ $0.00 - current. • Rates for a representative insured person per $1,000 of rider benefit - ▷ $0.59 - guaranteed. ▷ $0.00 - current. ▷ The representative insured person is a male, age 50 in the standard nontobacco risk class.

[4]   The Term Rider cost of insurance rates shown are for the first policy year for policies with guaranteed issue underwriting. The rates have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The rates that apply to you depend on the amount of your Term Insurance Rider coverage, the type of underwriting used to issue the policy and the insured person's age, gender, policy duration and risk class and generally increase each year after the first policy year. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

[5]   We currently do not assess the Term Rider acquisition charge, however, we reserve the right to assess this charge on future policies. The guaranteed rates have been rounded to the nearest penny. Consequently, the actual guaranteed rates are either more or less than these rounded rates. The rates that apply to you depend on the initial amount of your Term Insurance Rider coverage and the insured person's age. The guaranteed rates for the representative insured person listed above may be more or less than you would pay, and you should contact your agent/registered representative for information about the guaranteed rates that would apply to you.

Fund Fees and Expenses. The following table shows the minimum and maximum fund fees and expenses that you may pay during the time you own the policy. These may change from year to year. You should review the fund prospectuses for details about the fees and charges specific to a particular fund.

Annual Total Fund Expenses (expenses deducted from fund assets)

	Minimum	Maximum
Total Gross Annual Fund Expenses [7]	0.28%	2.40%
Total Net Annual Fund Expenses [7, 8]	0.28%	2.40%

[7] Total Gross Annual Fund Expenses include management fees, distribution (12b-1) fees and other expenses.

[8] The Total Net Annual Fund Expense figures take into account contractual arrangements that require reimbursement or waiver of certain fund fees and expenses until at least May 1 2006. Out of all funds available through the policy, one has contractual arrangements to reimburse or waive certain fees and expenses through this period. Generally, these arrangements provide that fees and expenses will be reimbursed or waived above a certain levels for a specific period of time. See the Fund Expense Table on page 12 for more detailed information about these contractual arrangements. The minimum and maximum Total Net Annual Fund Expenses shown take into account all of the available funds, not just those with contractual arrangements.

Fund Expense Table.[1] The following table shows the investment advisory fees and other expenses charged annually by each fund. Fund fees are one of the factors that impact the value of a fund share. To learn about additional factors, please see the fund prospectuses. **See also *Fees and Charges* - Fund Fees and Expenses, page 27.** The following figures are a percentage of the average net assets of each fund as of December 31, 2003.

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
American Growth Fund (Class 2)	0.37%	0.25%	0.02%	0.64%	N/A	0.64%
American Growth - Income Fund (Class 2)	0.33%	0.25%	0.01%	0.59%	N/A	0.59%
American International Fund (Class 2)	0.57%	0.25%	0.06%	0.88%	N/A	0.88%
Fidelity® VIP *Asset Manager*SM Portfolio (Service Class)	0.53%	0.10%	0.11%	0.74%	--	0.74%
Fidelity® VIP Growth Portfolio (Service Class)	0.58%	0.10%	0.09%	0.77%	--	0.77%
Fidelity® VIP Overseas Portfolio (Service Class)	0.73%	0.10%	0.17%	1.00%	--	1.00%
ING Evergreen Health Sciences Portfolio (Class S) [2, 3]	0.75%	--	0.26%	1.01%	--	1.01%
ING Evergreen Omega Portfolio (Class I) [2, 3]	0.60%	--	0.01%	0.61%	--	0.61%
ING Hard Assets Portfolio (Class I) [2, 4, 5]	0.68%	--	0.01%	0.69%	--	0.69%
ING JP Morgan Small Cap Equity Portfolio (Class I) [2, 4, 6, 7]	0.90%	--	--	0.90%	--	0.90%
ING Legg Mason Value Portfolio (Class I) [2, 4, 6, 7]	0.81%	--	--	0.81%	--	0.81%
ING Liquid Assets Portfolio (Class S) [2, 8]	0.27%	--	0.26%	0.53%	--	0.53%
ING Marsico Growth Portfolio (Class I) [2, 4, 5, 7]	0.79%	--	--	0.79%	--	0.79%
ING Mercury Focus Value Portfolio (Class I) [2, 4, 6]	0.80%	--	--	0.80%	--	0.80%
ING MFS Mid Cap Growth Portfolio (Class I) [2, 4, 5, 7, 9]	0.64%	--	0.01%	0.65%	--	0.65%
ING MFS Total Return Portfolio (Class I) [2, 4, 5, 7, 9]	0.64%	--	0.01%	0.65%	--	0.65%
ING Salomon Brothers Investors Portfolio (Class I) [2, 4, 5]	0.75%	--	--	0.75%	--	0.75%
ING Stock Index Portfolio (Class I) [2, 4, 10]	0.27%	--	0.01%	0.28%	--	0.28%
ING T. Rowe Price Capital Appreciation Portfolio (Class I) [2, 4, 5, 7]	0.68%	--	0.01%	0.69%	--	0.69%
ING T. Rowe Price Equity Income Portfolio (Class I) [2, 4, 5, 7]	0.68%	--	0.01%	0.69%	--	0.69%

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
ING UBS U.S. Balanced Portfolio (Class S) [8]	0.75%	--	0.26%	1.01%	--	1.01%
ING Van Kampen Equity Growth Portfolio (Class I) [2, 4, 6]	0.65%	--	0.02%	0.67%	--	0.67%
ING JP Morgan Mid Cap Value Portfolio (Initial Class)	0.75%	--	0.35%	1.10%	--	1.10%
ING Oppenheimer Global Portfolio (Initial Class)	0.60%	--	0.06%	0.66%	--	0.66%
ING Oppenheimer Strategic Income Portfolio (Service Class) [11, 12]	0.50%	--	0.29%	0.79%	0.04%	0.75%
ING PIMCO Total Return Portfolio (Initial Class)	0.50%	--	0.35%	0.85%	--	0.85%
ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)	0.70%	--	0.13%	0.83%	--	0.83%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)	0.64%	--	0.02%	0.66%	--	0.66%
ING Van Kampen Comstock Portfolio (Initial Class) [13]	0.60%	--	0.35%	0.95%	--	0.95%
ING Van Kampen Equity and Income Portfolio (Initial Class)	0.55%	--	0.02%	0.57%	--	0.57%
ING VP High Yield Bond Portfolio (Class I) [14, 15, 16]	0.75%	--	0.49%	1.24%	--	1.24%
ING VP Index Plus LargeCap Portfolio (Class I) [17, 18]	0.35%	--	0.08%	0.43%	--	0.43%
ING VP Index Plus MidCap Portfolio (Class I) [17, 18]	0.40%	--	0.10%	0.50%	--	0.50%
ING VP Index Plus SmallCap Portfolio (Class I) [17, 18]	0.40%	--	0.16%	0.56%	--	0.56%
ING VP Intermediate Bond Portfolio (Class I) [17]	0.40%	--	0.10%	0.50%	--	0.50%
ING VP MagnaCap Portfolio (Class I) [14, 15, 16, 19]	0.75%	--	0.39%	1.14%	--	1.14%
ING VP MidCap Opportunities Portfolio (Class I) [14, 15, 16]	0.75%	--	0.46%	1.21%	--	1.21%
ING VP Real Estate Portfolio (Class S) [15, 16, 20, 21]	0.80%	--	0.70%	1.50%	--	1.50%
ING VP SmallCap Opportunities Portfolio (Class I) [14, 15, 16]	0.75%	--	0.32%	1.07%	--	1.07%
ING VP Strategic Allocation Balanced Portfolio (Class I) [22, 23]	0.60%	--	0.14%	0.74%	--	0.74%
ING VP Strategic Allocation Growth Portfolio (Class I) [22, 23]	0.60%	--	0.15%	0.75%	--	0.75%
ING VP Strategic Allocation Income Portfolio (Class I) [22, 23]	0.60%	--	0.14%	0.74%	--	0.74%
Neuberger Berman AMT Growth Portfolio (Class I) [24]	0.85%	--	0.08%	0.93%	--	0.93%
Neuberger Berman AMT Limited Maturity Bond Portfolio (Class I) [24]	0.65%	--	0.09%	0.74%	--	0.74%
Pioneer Small Cap Value VCT Portfolio (Class I) [25]	0.75%	--	1.65%	2.40%	--	2.40%
Putnam VT Small Cap Value Fund (Class IB)	0.79%	0.25%	0.12%	1.16%	N/A	1.16%
Van Eck Worldwide Emerging Markets Fund (Initial Class) [26]	1.00%	0.00%	0.43%	1.43%	0.00%	1.43%

[1]   We may receive compensation from each of the funds or their affiliates based on an annual percentage of the average net assets held in that fund by the company. The percentage paid may vary from one fund to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in this Fund Expense Table and the fund prospectuses. We may also receive additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates or as an incentive for us to make the funds available through the policy. These additional payments are not disclosed in this Fund Expense Table and do not increase, directly or indirectly, the fees and expenses shown below. **See *Fees and Charges* - Fund Fees and Expenses on page 27 for additional information.**

[2]   Through a "bundled fee" arrangement, Directed Services, Inc. (DSI), the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolios would bear any extraordinary expenses.

[3]   "Other Expenses are estimated because the Portfolios had not commenced operations as of December 31, 2003.

[4]   The table above shows the estimated operating expenses for Class I Shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates, unless otherwise noted, are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any.

[5]   Because the Class I Shares of these Portfolios had not had a full year's performance during the fiscal year ended December 31, 2003, expenses are estimated based on the expenses of the Portfolio's Class S Shares for the most recently completed fiscal year.

[6]   Because the Class I Shares of these Portfolios had not commenced operations prior to December 31, 2003, the Portfolios' fiscal year end, expenses are estimated based on the expenses of the Portfolio's Class S Shares for the most recently completed fiscal year.

[7]   A portion of the brokerage commissions that the Portfolios pay is used to reduce each Portfolio's expenses. Including these reductions and the MFS voluntary management fee waiver the "Total Net Annual Fund Expenses" for the year ended December 31, 2003 would have been 0.89% for ING JP Morgan Small Cap Equity, 0.80% for ING Legg Mason Value, 0.77% for ING Marsico Growth, 0.61% for ING MFS Mid Cap Growth, 0.64% for ING MFS Total Return, and 0.68% for ING T. Rowe Price Capital Appreciation and ING T. Rowe Price Equity Income Portfolios. These arrangements may be discontinued at any time.

[8]   The table above shows the estimated operating expenses for Class S Shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates, unless otherwise noted, are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any. "Other Expenses" shown in the table above includes a Shareholder Service Fee of 0.25%.

[9]   DSI has voluntarily agreed to waive a portion of its management fee for certain Portfolios. Including these waivers, the "Total Net Annual Fund Expenses" for the year ended December 31, 2003, would have been 0.64% for ING MFS Mid Cap Growth Portfolio and 0.65% for ING MFS Total Return Portfolio. These arrangements may be discontinued by DSI at any time.

[10] Because the Portfolio is new, expenses, shown above, are estimated.

[11] Expenses are based on estimated expenses for the current fiscal year.

[12] The Administrator of the Fund has contractually agreed to waive all or a portion of its administrative services fees and/or reimburse administrative expenses for the Portfolio so that the Total Net Annual Operating Expenses for the Portfolio does not exceed 0.75% through April 30, 2006. Without this waiver, the Total Net Annual Operating Expenses would be 0.79%.

[13] The Administrator of the Fund has contractually agreed to waive all or a portion of its administrative services fees and/or reimburse administrative expenses through April 30, 2005. Including these waivers and/or reimbursements, the "Total Net Annual Fund Expenses" would have been 0.88%. For further information regarding the fee waivers and/or reimbursements, see the Portfolio's prospectus.

[14] The above table shows the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which the Portfolio's investment adviser has agreed for each Portfolio.

[15] ING Funds Services, LLC receives an annual administration fee equal to 0.10% of average daily net assets which is included in "Other Expenses" in the above table. Estimated other expenses are based on each Portfolio's actual other expenses for its most recently completed fiscal year.

[16] ING Investments, LLC, the investment adviser to each Portfolio, has entered into a written expense limitation agreement with each Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by the adviser within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by the adviser was 0.43% for the ING VP High Yield Bond Portfolio, 0.24% for the ING VP MagnaCap Portfolio, 0.31% for the ING VP MidCap Opportunities Portfolio, and 0.17% for the ING VP SmallCap Opportunities Portfolio. Including these waivers and/or reimbursements, the "Total Net Annual Fund Expenses" would have been 0.81% for the ING VP High Yield Bond Portfolio, 0.90% for the ING VP MagnaCap Portfolio, 0.90% for the ING VP MidCap Opportunities Portfolio and 0.90% for the ING VP SmallCap Opportunities Portfolio. For each Portfolio except ING VP MidCap Opportunities, the expense limits will continue through at least December 31, 2004. For ING VP MidCap Opportunities, the expense limits will continue through at least December 31, 2005. For further information regarding the expense limitation agreements, see the Fund's prospectus.

[17] The table above shows the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year and fee waivers to which the Portfolio's investment adviser has agreed for each Portfolio.

[18] ING Investments, LLC, the investment adviser to each Portfolio, entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible recoupment by the adviser within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by the adviser is shown under "Fees and Expenses Waived or Reimbursed" in the table above. The expense limit for each Portfolio is shown as "Total Net Annual Fund Expenses" in the table above. For each Portfolio, the expense limits will continue through at least December 31, 2004. For further information regarding the expense limitation agreements, see the Fund's prospectus.

[19] "Other Expenses", "Total Gross Annual Fund Operating Expenses" and "Total Net Annual Fund Operating Expenses" in the above table exclude a one-time merger fee of 0.05% incurred in connection with the merger of another investment company into ING VP MagnaCap Portfolio.

[20] Expenses in the above table are based on estimated amounts for the current fiscal year. The estimated operating expenses for the Class S Shares are based on a ratio of expenses to average daily estimates. "Other Expenses" include a 0.25% Service Fee.

[21] ING Investments, LLC has entered into a written expense limitation agreement with ING Variable Products Trust under which it will limit expenses of the Portfolios, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of expenses proposed to be waived during the current fiscal year by ING Investments, LLC for ING VP Real Estate Portfolio is 0.20%. The expense limits will continue through at least December 31, 2005. The expense limitation agreement is contractual and shall renew automatically for one-year terms unless ING Investments, LLC provides written notice of the termination of the expense limitation agreements within 90 days of the then-current term or upon termination of the investment management agreement.

[22] The table above shows estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year and fee waivers to which the Portfolio's investment adviser has agreed for each Portfolio.

[23] ING Investments, LLC, the investment adviser to each Portfolio, entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible recoupment by the adviser within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by the adviser was 0.04% for the ING Strategic Allocation Balanced Portfolio and 0.09% for the ING Strategic Allocation Income Portfolio. Including these waivers and/or reimbursements, the "Total Net Annual Fund Expenses" would have been 0.70% for the ING Strategic Allocation Balanced Portfolio and 0.65% for the ING Strategic Allocation Income Portfolio. For each Portfolio, the expense limits will continue through at least December 31, 2004. For further information regarding the expense limitation agreements, see the Portfolio's prospectus.

[24] Neuberger Berman Management Inc. ("NBMI") has undertaken through December 31, 2007 to waive fees and/or reimburse certain operating expenses, including the compensation of NBMI (except with respect to Growth, Limited Maturity Bond, and Partners Portfolios) and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of the Growth and Limited Maturity Bond Portfolio's average daily net asset value. The expense limitation arrangements for the Portfolios are contractual and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause a Portfolio to exceed its respective limitation.

[25] The expenses in the table above do not reflect the contractual expense limitation in effect through May 1, 2005 under which Pioneer has agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce Class I expenses to 1.25% (Pioneer Small Cap Value VCT Portfolio) of the average daily net assets attributable to Class I shares. If the expense limitation was reflected in the above table, the "Fees and Expenses Waived or Reimbursed" would have been 1.15% and the "Total Net Annual Fund Expenses" would have been 1.25%

[26] Expenses excluding interest expense: 1.30%. Net effect of expense reimbursement by Adviser to average net assets was 0.09%.

How the Policy Works



Your Premium
You make a premium payment.

We deduct from each premium payment:
- Premium Expense Charge
  ▷ Tax Charge.
  ▷ Sales Charge.

Net Premium
We allocate the net premium to the investment options you choose.

Fixed Account
Amounts you allocate are held in our general account and earn a fixed rate of interest.

Variable Account
Amounts you allocate are held in sub-accounts of the variable account. The sub-accounts invest in the funds.

The funds deduct:
- Investment Management Fees.
- Distribution (12b-1) Fees
- Other Expenses.

Policy Value
Your policy value equals the sum of your fixed account, variable account and loan account values.

We deduct transaction fees and charges from your policy value:
- Partial Withdrawal Fee.
- Excess Illustration Fee.

We deduct periodic fees and charges from your policy value:
- Cost of Insurance Charge.
- Base Policy Acquisition Charge.
- Mortality and Expense Risk Charge.
- Policy Charge.
- Loan Interest Charge.

Loan Account
Amount set aside as collateral for policy loans.

Interest Credited
We credit interest on the amount held in the loan account.

Interest Charged
We charge interest on your loan amount.

We deduct charges for the Optional Term Insurance Rider benefit from your policy value:
- Optional Term Rider Cost of Insurance Charge.
- Optional Term Rider Acquisition Charge.

THE COMPANY, THE FIXED ACCOUNT AND THE VARIABLE ACCOUNT

Security Life of Denver Insurance Company

We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 1290 Broadway, Denver, Colorado 80203-5699.

We are a wholly-owned indirect subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands.

The Investment Options

You may allocate your premium payments to any of the available investment options. These options include the fixed account and sub-accounts of the variable account. The investment performance of a policy depends on the performance of the investment options you choose.

The Fixed Account

You may allocate all or a part of your net premium and transfer your net policy value into the fixed account. We declare the interest rate that applies to all amounts in the fixed account. Although the interest rate will change over time, the interest rate will never be less than 3.00%. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the fixed account on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the fixed account.

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value.

The fixed account guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the fixed account under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the fixed account or the general account as an investment company under the Investment Company Act of 1940, as amended ("1940 Act") (because of exemptive and exclusionary provisions). This means that the general account, the fixed account and interests in it are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the fixed account. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

The Variable Account

We established Security Life Separate Account L1 (the "variable account") on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado. It is a unit investment trust, registered with the SEC under the 1940 Act.

We own all of the assets of the variable account and are obligated to pay all amounts due under a policy according to the terms of the policy. Income, gains and losses credited to, or charged against, the variable account reflect the investment experience of the variable account and not the investment experience of our other assets. Additionally, Colorado law provides that we cannot charge the variable account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the variable account assets will be used first to pay variable account policy claims. Only if variable account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors.

The variable account is divided into sub-accounts. Each sub-account invests in a corresponding fund. When you allocate premium payments to a sub-account, you acquire accumulation units of that sub-account. You do not invest directly in or hold shares of the funds when you allocate premium payments to the sub-accounts of the variable account. **See Appendix B for a list of the funds available through the variable account along with information about each fund's investment adviser/subadviser and investment objective. See the Fund Expense Table on page 12 for fund expense information.**

More detailed information about a fund, including information about the risks associated with investing in the fund, is located in the fund's prospectus. Read the fund prospectuses in conjunction with this prospectus, and retain the prospectuses for future reference.

A fund available through the variable account is not the same as a retail mutual fund with the same or similar name. Accordingly, the management, expenses and performance of a fund available through the variable account is likely to differ from a similarly named retail mutual fund.

Voting Privileges. We invest each sub-account's assets in shares of a corresponding fund. We are the legal owner of the fund shares held in the variable account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the funds corresponding to the sub-accounts in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each sub-account of your policy by dividing your variable account value in that sub-account by the net asset value of one share of the matching fund.

Right to Change the Variable Account. Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our variable account with respect to some or all classes of policies:
- Change the investment objective;
- Offer additional sub-accounts which will invest in funds we find appropriate for policies we issue;
- Eliminate sub-accounts;
- Combine two or more sub-accounts;
- Substitute a new fund for a fund in which a sub-account currently invests. A substitution may become necessary if, in our judgment:
  ▷ A fund no longer suits the purposes of your policy;
  ▷ There is a change in laws or regulations;
  ▷ There is a change in the fund's investment objectives or restrictions;
  ▷ The fund is no longer available for investment; or
  ▷ Another reason we deem a substitution is appropriate.
- In the case of a substitution, the new fund may have different fees and charges than the fund it replaced;
- Transfer assets related to your policy class to another separate account;
- Withdraw the variable account from registration under the 1940 Act;
- Operate the variable account as a management investment company under the 1940 Act;
- Cause one or more sub-accounts to invest in a fund other than, or in addition to, the funds currently available;
- Stop selling the policy;
- End any employer or plan trustee agreement with us under the agreement's terms;
- Limit or eliminate any voting rights for the variable account;
- Make any changes required by the 1940 Act or its rules or regulations; or
- Close a sub-account to new investments.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected sub-account to another sub-account or to the fixed account, you may do so free of charge. Just notify us at our customer service center.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard ING Corporate Advantage variable universal life insurance policy. The policy provides death benefits, policy values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy.

If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.

Purchasing a Policy

To purchase a policy you must submit an application to us. On that application you will, among other things, select:
- The amount of your base insurance coverage (which generally must be at least $50,000);
- Your initial death benefit option;
- The death benefit qualification test to apply to your policy; and
- Whether to include coverage under the optional Term Insurance Rider.

Additionally, on the application you will provide us with certain health and other necessary information.

On the date coverage under the policy begins (the "policy date"), the person on whose life we issue the policy (the "insured person") generally can be no younger than age 20 and no older than age 75. "Age" under the policy means the insured person's age on the birthday nearest to the policy date.

You may request that we back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy.

Premium Payments

Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:
- You cannot pay additional premiums after age 100;
- We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code;
- We may refuse any premium that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgement accepting your policy as a modified endowment contract;
- We may require proof that the insured person is still insurable before accepting any premium payment that would cause the net amount at risk to increase; and
- We may refuse to accept any premium that does not comply with our anti-money laundering program. **See *General Policy Provisions* - Anti-Money Laundering, page 52.**

After we deduct the premium expense charge from your premium payments, we apply the remaining premium (the "net premium") to your policy as described below.

A premium payment is received by us when it is received at our offices. After you have paid your initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

Your initial premium must be at least equal to the sum of the scheduled premium from the policy date through the investment date. The investment date is the date we apply the net premium to your policy.

Scheduled Premium. You may select your scheduled premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy and schedule, is the amount you choose to pay over a stated time period. This amount may or may not be enough to keep your policy in force. You may receive premium reminder notices for the scheduled premium on a quarterly, semi-annual or annual basis. You are not required to pay the scheduled premium.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected.

Unscheduled Premium Payments. Generally speaking, you may make unscheduled premium payments at any time, however:
- We may limit the amount of an unscheduled premium payment if it would result in an increase in the amount of the death benefit required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured person is insurable at the time that you make the unscheduled premium payment if the death benefit is increased due to an unscheduled premium payment; and
- We will return premium payments which would cause your policy to become a modified endowment contract, unless you have acknowledged in writing the new modified endowment contract status for your policy.

Premium Payments Affect Your Coverage. Your coverage lasts only as long as you have a positive net policy value which is enough to pay the periodic fees and charges due each month. If you do not meet this requirement, your policy will enter a 61-day grace period and you must make a sufficient premium payment to keep your policy from lapsing. **See** *Termination of Coverage* **- Lapse, page 42.**

Allocation of Net Premium. We apply the initial net premium to your policy after all of the following conditions have been met:
- We receive the required initial premium;
- All issue requirements have been received by our customer service center; and
- We approve your policy for issue.

Amounts you designate for the fixed account will be allocated to that account on the investment date. If your state requires return of your premium during the free look period, we initially invest amounts you have designated for the sub-accounts of the variable account in the sub-account which invests in the ING Liquid Assets Portfolio. Five days after the date we mailed your policy to you plus the length of your state's free look period we will transfer these amounts from this sub-account to your selected sub-accounts, based on your most recent premium allocation instructions.

Thereafter, all net premium we receive will be allocated to your policy on the valuation date of receipt. We will use your most recent premium allocation instructions specified in percentages stated to the nearest tenth and totaling 100%.

If your state provides for return of your policy value during the free look period (or provides no free look period), we allocate amounts you designated for the sub-accounts of the variable account directly into those sub-accounts.

Free Look Period

You have the right to examine your policy and return it to us (for any reason) within the period shown in the policy. The period during which you have this right is called the free look period and starts on the date you receive your policy. If you return your policy to us within the free look period, we cancel it as of your policy date.

If you cancel your policy during the free look period, you will receive a refund as determined by state law. Generally, there are two types of free look refunds:
- Refund of all premium we have received from you; or
- Refund of your policy value plus a refund of all charges deducted.

The type of refund that applies in your state will be specified in your policy. The type of free look refund will affect when premium received before the end of the free look period is allocated to the sub-accounts. **See Premium Payments - Allocation of Net Premium, page 22.**

Temporary Insurance

If you apply and qualify, we may issue temporary insurance in an amount equal to the amount of insurance coverage for which you applied, up to $4.5 million per insured person, which includes other in-force coverage we have on that insured person.

Temporary insurance coverage begins when all of the following events have occurred:
- You have completed and signed our temporary insurance coverage form;
- We have received and accepted a premium payment of at least your scheduled premium (selected on your application); and
- The necessary parts of the application are complete.

Unless otherwise provided by state law, temporary insurance coverage ends on the earliest of:
- Five days after we mail the premium refund to the address on your application;
- Five days after we mail notice of termination to the address on your application;
- Your policy date;
- The date we refuse to issue a policy based on your application; or
- 90 days after you sign our temporary life insurance coverage form.

There is no death benefit under the temporary insurance coverage if any of the following events occur:
- There is a material misrepresentation in your answers on the temporary insurance coverage form;
- There is a material misrepresentation in statements on your application;
- The person or persons intended to be insured die by suicide or self - inflicted injury; or
- The bank does not honor your premium check or authorized withdrawal.

During the period of temporary insurance coverage your premium payments are held by us in a general suspense account until underwriting is completed and the policy is issued or the temporary insurance coverage otherwise ends. Premiums held in this suspense account do not earn interest and they are not allocated to the investment options available under the policy until a policy is issued. **See Premium Payments - Allocation of Net Premium, page 22.**

Fees and Charges

We deduct fees and charges under the policy to compensate us for:
- Providing the insurance benefits of the policy (including rider benefits, if any);
- Administering the policy;
- Assuming certain risks in connection with the policy; and
- Incurring expenses in distributing the policy.

The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payment of sales expenses.

Transaction Fees and Charges

We deduct the following transaction fees and charges from your policy value each time you make certain transactions.

Premium Expense Charge. The premium expense charge is consists of the tax charge and the sales charge.

Tax Charge. We deduct 4.00% from each premium payment. This charge helps compensate us for the costs associated with state and local taxes and the federal income tax treatment of deferred acquisition costs.

Sales Charge. We currently deduct a sales charge of 7.00% from each premium payment during the first ten policy years, and 1.00% of each premium payment thereafter. This charge is guaranteed not to exceed 7.00% of each premium payment.

This charge helps compensate us for the costs associated with selling the policies, including promotional, advertising and distribution expenses.

Partial Withdrawal Fee. We deduct a $10 partial withdrawal fee each time you take a partial withdrawal from your policy. We deduct the partial withdrawal fee proportionately from your remaining fixed and variable account values.

This fee helps offset the expenses we incur when processing a partial withdrawal.

Excess Illustration Fee. We currently do not assess this fee, but we reserve the right to assess a fee of up to $25 for each illustration of your policy values you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess illustrations.

Redemption Fees. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your policy value.

Periodic Fees and Charges

We deduct the following periodic fees and charges from your policy value on the monthly processing date. The monthly processing date is the same date each month as your policy date. If that date is not a valuation date, then the monthly processing date is the next valuation date.

At any time you may choose one investment option from which we will deduct your periodic fees and charges. If you do not choose the investment option or the amount in your chosen investment option is not enough to cover the periodic fees and charges, then your periodic fees and charges are taken from the sub-accounts and fixed account in the same proportion that your value in each has to your net policy value.

Cost of Insurance. Each month we deduct a cost of insurance charge equal to our current monthly cost of insurance rates multiplied by the net amount at risk for your total insurance coverage (your base insurance coverage plus any Term Insurance Rider coverage). The net amount at risk as calculated on each monthly processing date equals the difference between:
- Your current total death benefit, discounted to take into account one month's interest earnings at an assumed 3.00% annual interest rate; and
- Your policy value minus the periodic fees and charges due on that date, other than cost of insurance charges.

Monthly cost of insurance rates for both the base policy and the optional Term Insurance Rider depend on the type of underwriting used to issue the policy and the insured person's age at issue, gender, risk class, policy duration and amount of insurance coverage on the policy date. They will not, however, be greater than the guaranteed cost of insurance rates shown in the policy, which are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Tables. We will apply unisex rates where appropriate under the law. This currently includes policies issued in the state of Montana. The rates that apply to you will be set forth in your policy. **See the *Fees and Charges* - Periodic Fees and Charges table on page 9 for the minimum and maximum cost of insurance rates and the rates for a representative insured person.** Fully and simplified underwritten policies may have lower current cost of insurance rates than policies issued on a guaranteed issue underwriting basis.

The cost of insurance charges for both the base policy and the optional Term Insurance Rider vary from month to month because of changes in your net amount at risk, changes in your death benefit and the increasing age of the insured person. The net amount at risk is affected by the same factors that affect your policy value, namely:
- The net premium applied to your policy;
- The fees and charges we deduct;
- Any partial withdrawals you take;
- Interest earnings on the amounts allocated to the fixed account;
- Interest earned on amounts held in the loan account; and
- The investment performance of the funds underlying the sub-accounts of the variable account.

There are no cost of insurance charges after age 100.

The cost of insurance charges compensates us for the ongoing costs of providing insurance coverage under the base policy and the optional Term Insurance Rider, including the expected cost of paying death benefits that may be more than your policy value.

Base Policy Acquisition Charge. Each month we deduct a base policy acquisition charge equal to the monthly base policy acquisition charge rates multiplied by the amount of your initial base insurance coverage divided by 1,000. The rates vary based on the insured person's age at issue. Currently, this charge decreases to zero after the tenth policy year. We reserve the right, however, to assess this charge in all policy years. The rates that apply to you and the duration of this charge will be set forth in your policy. **See the *Fees and Charges* - Periodic Fees and Charges table on page 9 for the minimum and maximum base policy acquisition charge rates and the rates for a representative insured person.**

This charge helps offset the costs we incur in selling, issuing and administering the policy, including costs associated with:
- Acquisition costs, including commissions we pay to your agent/registered representative;
- Conducting medical examinations;
- Processing applications;
- Underwriting;
- Billing and collecting premiums; and
- Processing claims and policy transactions.

Mortality and Expense Risk Charge. Each month we deduct from your policy value a mortality and expense risk charge currently equal to 0.0083% (0.10% annually) of the amount invested in the sub-accounts. This charge is guaranteed not to exceed 0.02917% (0.35% annually).

This charge helps compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is the risk that insured people, as a group, may live less time than we estimated. The expense risk is the risk that the costs of issuing and administering the policies and operating the sub-accounts of the variable account are greater than we estimated.

Policy Charge. Each month we deduct a policy charge of $10.

This charge helps compensate us for the costs associated with:
- Establishing policy records; and
- Reporting and communicating with policy owners; and
- Overhead and other expenses.

Loan Interest Charge. We charge interest on loans you take. The annual interest rate charged is currently 3.75% in policy years 1-10, 3.25% in policy years 11-20 and 3.00% in all years thereafter. The annual interest rate charged may change at any time but is guaranteed not to exceed 3.75% in policy years 1-10, 3.50% in policy years 11-20 and 3.25% in all years thereafter. Interest accrues daily but is due in arrears on each policy anniversary. **See the Loans - Loan Interest section on page 36 for more information about the loan interest charge.**

Optional Term Insurance Rider Charges

There are separate cost of insurance and acquisition charges for the optional Term Insurance Rider coverage. **See Periodic Fees and Charges - Cost of Insurance on page 25, the *Fees and Charges* - Optional Term Insurance Rider Charges table on page 27, and the *Optional Term Insurance Rider Benefit* section on page 32 for more information about this optional rider and the applicable charges.**

Fund Fees and Expenses

Each fund deducts management fees from the amounts invested in the fund. In addition, certain funds deduct a distribution or 12b-1 fee which is used to finance any activity that is primarily intended to result in the sale of fund shares, and certain funds deduct a service fee which is used to compensate service providers for administrative and policy owner services provided on behalf of the funds. A fund's management fees, distribution (12b-1) fees, as applicable and other expenses are set by the fund and may change from year to year. They are deducted from the fund's assets and are not direct charges against a sub-account's assets or policy values. Rather, they are included when each underlying fund computes its net asset value, which is the share price used to calculate the unit values of the sub-accounts. **See the Fund Expense Table on page 12 for details about each fund's management fees, distribution (12b-1) fees, other expenses and total annual fund expenses.**

In addition to the fees and charges shown in the Fund Expense Table, we may, from time to time, receive other compensation from the funds or their affiliates. For example, the funds or their affiliates may make cash payments or provide expense reimbursements to us as an incentive for us to include the funds among the investment options available under the policy and to provide certain services to policy owners that relate to the investment options. More specifically, we may receive compensation from the investment advisers, administrators or distributors of the funds in connection with administrative, distribution, or other services and cost savings experienced by the investment advisers, administrators or distributors of the funds. It is anticipated that such compensation will be based on assets of the particular funds attributable to the policy. Some funds or their affiliates pay us more than others and some of the amounts we receive may be significant. The payments and expense reimbursements made to us by the funds do not increase, directly or indirectly, the expenses shown in the Fund Expense Table.

For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Death Benefits

You decide the amount of life insurance protection you need, now and in the future. Generally, we require a minimum of $50,000 of base insurance coverage to issue your policy.

You can combine the long-term advantages of permanent life insurance with the flexibility and short-term advantages of term life insurance through the policy. The base policy provides the permanent element of your coverage. The optional Term Insurance Rider provides the term insurance element of your coverage.

It may be to your economic advantage to include part of your insurance coverage under the optional Term Insurance Rider because the current cost of insurance charges for this rider may be lower than the current cost of insurance charges for the base policy. Talk to your agent/registered representative about what mix of term insurance rider and base policy coverage is right for you. Both the cost of insurance under the optional Term Insurance Rider and the cost of insurance under the base policy are deducted monthly from your policy value and generally increase with the age of the insured person.

Changes in the Amount of Your Insurance Coverage

You may not increase the amount of your base insurance coverage (except that increases resulting from a death benefit option change are allowed). You may increase, however, the amount of coverage under the optional Term Insurance Rider after the first policy anniversary, subject to our current underwriting rules.

Subject to certain limitations, you may decrease the amount of your insurance coverage. Changing the amount of your insurance coverage will, generally, not be allowed until after the first policy year. Any change will be effective on the next monthly processing date after we receive your written request or the next monthly processing date after underwriting approval (if required), whichever is later. A death benefit option change may cause the amount of base insurance coverage to change.

There may be certain requirements that must be met before we will approve a change in the amount of your insurance coverage. After we approve such a request, we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

A reduction in the amount of your insurance coverage must be for at least $1,000 and may not result in an amount of base insurance coverage below $25,000.

Requested reductions in insurance coverage may result in:
- Reduced premium amounts; and
- Reduced cost of insurance charges.

Requested reductions in the amount of insurance coverage will first decrease the amount coverage, if any, under your optional Term Insurance Rider. We reduce the amount of your base insurance coverage only after your optional Term Insurance Rider coverage is reduced to zero.

We reserve the right not to approve a requested reduction in your insurance coverage that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. In addition, we may refuse to approve a requested reduction in your insurance coverage that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgment accepting your policy as a modified endowment contract. Reducing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a tax adviser before changing your amount of insurance coverage. **See *Distributions Other than Death Benefits* - Modified Endowment Contracts, page 46.**

Insurance Coverage after Age 100

Your insurance coverage under the policy automatically continues in force beyond the policy anniversary nearest the insured person's 100th birthday ("age 100"), unless prohibited by state law. If you do not surrender your policy before this date, on this date:

- The amount of your death benefit equals your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;
- The optional Term Insurance Rider is terminated;
- Your net policy value is transferred into the fixed account and subsequent transfers into the sub-accounts are not allowed; and
- Dollar cost averaging and automatic rebalancing programs are terminated.

Your insurance coverage continues in force until the death of the insured person, unless the policy lapses or is surrendered. However, after age 100:

- We accept no further premium payments; and
- We deduct no further fees and charges except transaction fees and charges, if applicable.

Partial withdrawals and loans are allowed after age 100. If you have an outstanding loan, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the outstanding loan amount plus accrued loan interest may become greater than your policy value and cause your policy to lapse. To avoid lapse, you may repay the loan and loan interest after age 100.

If you wish to stop coverage after age 100, you may surrender your policy and receive the net policy value. All other normal consequences of surrender apply. **See *Termination of Coverage* - Surrender, page 42.**

Coverage after age 100 is not available in all states. If a state has approved this feature, it is automatic under your policy. In certain states the death benefit during the continuation of coverage period is the net policy value. Contact your agent/registered representative or our customer service center to find out if this feature is available in your state and which type of death benefit applies in your state.

The tax consequences of coverage continuing beyond the insured person's 100th birthday are uncertain. You should consult a tax adviser as to those consequences. See *Other Tax Matters* - Continuation of a Policy, page 48.

Death Benefit Qualification Tests

The death benefit proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that it meets the requirements of either the guideline premium test or the cash value accumulation test.

When you apply for a policy you must choose either the guideline premium test or the cash value accumulation test to make sure your policy complies with the Internal Revenue Code's definition of "life insurance." You cannot change this choice once the policy is issued.

Guideline Premium Test. The guideline premium test requires that premium payments do not exceed certain statutory limits and your death benefit is at least equal to your policy value multiplied by a factor defined by law. The guideline premium test provides for a maximum amount of premium in relation to the death benefit and a minimum amount of death benefit in relation to policy value. The factors for the guideline premium test can be found in Appendix A to this prospectus.

Cash Value Accumulation Test. The cash value accumulation test requires a policy's surrender value not to exceed the net single premium necessary to fund the policy's future benefits. Under the cash value accumulation test, there is generally no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to policy value at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age and gender at any point in time, multiplied by the policy value. A description of how the cash value accumulation test factors are determined can be found in Appendix A to this prospectus.

Which Death Benefit Qualification Test to Choose. The guideline premium test limits the amount of premium that may be paid into a policy. If you do not desire to pay premiums in excess of the guideline premium test limitations, you should consider the guideline premium test.

The cash value accumulation test does not limit the amount of premium that may be paid into a policy. If you desire to pay premiums in excess of the guideline premium test limitations you should elect the cash value accumulation test. However, any premium that would increase the net amount at risk is subject to evidence of insurability satisfactory to us. Required increases in the death benefit due to growth in policy value will generally be greater under the cash value accumulation test than under the guideline premium test. Required increases in the death benefit will increase the cost of insurance under the policy, thereby reducing the policy value.

Death Benefit Options

Before age 100, there are three death benefit options available under the policy. You choose the option you want when you apply for the policy. You may change that choice after your first monthly processing date and before age 100.

Option 1. Under death benefit option 1, the total death benefit is the greater of:
- The amount of base insurance coverage and Term Insurance Rider coverage in effect on the date of the insured person's death; or
- Your policy value on the date of the insured person's death plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your total death benefit will remain level unless your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor described in Appendix A exceeds the amount of total insurance coverage. In this case, your death benefit will vary as the policy value varies.

With option 1, positive investment performance generally reduces your net amount at risk, which lowers your policy's cost of insurance charge. Option 1 also offers insurance coverage at a set amount with potentially lower cost of insurance charges over time.

Option 2. Under death benefit option 2, the total death benefit is the greater of:
- The amount of your base insurance coverage and Term Insurance Rider coverage plus your policy value on the date of the insured person's death; or
- Your policy value on the date of the insured person's death plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your total death benefit will vary as the policy value varies and investment performance is reflected in your insurance coverage.

Option 3. Under death benefit option 3, the total death benefit is the greater of:
- The amount of base insurance coverage and Term Insurance Rider coverage in effect on the date of the insured person's death plus premiums paid minus withdrawals taken and partial withdrawal fees assessed; or
- Your policy value on the date of the insured person's death plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your total death benefit will vary as you pay premiums and take withdrawals or if your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor described in Appendix A exceeds the amount of total insurance coverage plus premiums paid minus withdrawals taken.

Which Death Benefit Option to Choose. If you are satisfied with the amount of your total insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value and lower cost of insurance charges, you should choose death benefit option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose death benefit option 2. If you require a specific death benefit which would include a return of the premium paid, death benefit option 3 may best meet your needs.

Changing Death Benefit Options. On or after the first monthly processing date and before age 100 you may be able to change death benefit options as described below. We may require evidence of insurability under our normal rules of underwriting for some death benefit option changes. You may not change your death benefit option if your death benefit is currently equal to your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Changing your death benefit option may reduce or increase the amount of your total insurance coverage. The following death benefit option changes are allowed, and on the effective date of the change the amount of your base insurance coverage will change as follows:

Change From:	Change To:	Base Insurance Coverage Following the Change:
Option 2	Option 1	• Your base insurance coverage before the change plus your policy value as of the effective date of the change.
Option 3	Option 1	• Your base insurance coverage before the change plus the sum of all premium payments we have received minus all partial withdrawals you have taken as of the effective date of the change.

Your death benefit option change is effective on your next monthly processing date after we approve it.

If we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

Although a death benefit option change may cause the amount of your total insurance coverage to change, it will not affect the amount of coverage you may have under the optional Term Insurance Rider. **See Optional Term Insurance Rider Benefit, page 32.**

Changing your death benefit option may have tax consequences. You should consult a tax adviser before making changes.

Death Benefit Proceeds

After the insured person's death, if your policy is in force we pay the death benefit proceeds to the beneficiaries. The beneficiaries are the people you name to receive the death benefit proceeds from your policy. The death benefit proceeds are equal to:

- The total death benefit provided by your base policy and the Term Insurance Rider, if any, minus
- Any outstanding loan amount plus accrued loan interest; minus
- Any outstanding fees and charges incurred before the insured person's death.

The death benefit is calculated as of the date of the insured person's death and will vary depending on the death benefit option you have chosen.

Optional Term Insurance Rider Benefit

Your policy may include an optional Term Insurance Rider benefit. This optional rider has additional charges, but you may cancel it at any time. *Adding or canceling riders may have tax consequences.* **See *Distributions Other than Death Benefits* - Modified Endowment Contracts, page 46.**

The following information does not include all of the terms and conditions of the optional Term Insurance Rider, and you should refer to the rider to fully understand its benefits and limitations. This rider may not be available under your policy. Contact your agent/registered representative for availability the availability of this optional rider.

You can increase the amount of your total insurance coverage under the policy by adding coverage under the optional Term Insurance Rider. The optional Term Insurance Rider provides an additional level term insurance benefit if the insured person dies before age 100. The rider effective date is the policy date or, if added later, the monthly processing date on or next following the date your application for this rider is approved by us.

Beginning one year after the policy date, you can increase or decrease the amount of coverage under this rider by sending a written request to our Customer Service Center. Changes in coverage must be at least $1,000 and are subject to the following conditions:
- Any request for increased coverage under this rider must be applied for on a supplemental application. The increase is subject to evidence satisfactory to us that the insured person is still insurable at the original premium class and risk rating factor according to our normal underwriting rules;
- Any increase in coverage under this rider will be effective on the monthly processing date on or immediately following our approval of the application;
- Any decrease in coverage will be effective on the monthly processing date on or immediately following our receipt of your written request to reduce coverage; and
- Any decrease in coverage will first reduce the term insurance coverage under this rider before the base insurance coverage under the policy is reduced.

You should consider the following factors when deciding whether to add optional Term Insurance Rider coverage to your base coverage under the policy:
- There are separate cost of insurance and acquisition charges for coverage under this rider (**See Periodic Fees and Charges - Cost of Insurance, page 25, and Fees and Charges - Optional Term Insurance Rider Charges table, page 10**);
- A partial withdrawal may reduce coverage under this rider; and
- This rider has no cash value and provides no growth potential.

Coverage under this rider will terminate on the earliest of the following dates:
- The expiration of the grace period under the policy;
- Termination or surrender of the policy;
- The policy anniversary nearest the insured person's 100th birthday; and
- Receipt by us of a written request to cancel this rider. Cancellation will be effective on the next monthly processing date following our receipt of your written cancellation request.

Policy Value

Your policy value equals the sum of your fixed account, variable account and loan account values. Your policy value reflects:
- The net premium applied to your policy;
- The fees and charges that we deduct;
- Any partial withdrawals you take;
- Interest earned on amounts allocated to the fixed account;
- The investment performance of the funds underlying the sub-accounts of the variable account; and
- Interest earned on amounts held in the loan account.

Fixed Account Value

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value. **See *The Investment Options* - The Fixed Account, page 18.**

Variable Account Value

Your variable account value equals your policy value attributable to amounts invested in the sub-accounts of the variable account.

Determining Values in the Sub-Accounts. The value of the amount invested in each sub-account is measured by accumulation units and accumulation unit values. The value of each sub-account is the accumulation unit value for that sub-account multiplied by the number of accumulation units you own in that sub-account. Each sub-account has a different accumulation unit value.

The accumulation unit value is the value determined on each valuation date. The accumulation unit value of each sub-account varies with the investment performance of its underlying fund. It reflects:
- Investment income;
- Realized and unrealized gains and losses;
- Fund expenses; and
- Taxes, if any.

A valuation date is a date on which a fund values its shares and the New York Stock Exchange is open for business, except for days on which valuations are suspended by the SEC. Each valuation date ends at 4:00 p.m. Eastern time. We reserve the right to revise the definition of valuation date as needed in accordance with applicable federal securities laws and regulations.

You purchase accumulation units when you allocate premium or make transfers to a sub-account, including transfers from the loan account.

We redeem accumulation units:
- When amounts are transferred from a sub-account (including transfers to the loan account);
- For the monthly deduction of the periodic fees and charges from your policy value;
- For policy transaction fees (including fund redemption fees, if any);
- When you take a partial withdrawal;
- If you surrender your policy; and
- To pay the death benefit proceeds.

To calculate the number of accumulation units purchased or sold we divide the dollar amount of your transaction by the accumulation unit value for the sub-account calculated at the close of business on the valuation date of the transaction.

The date of a transaction is the date we receive your premium or transaction request at our customer service center, so long as the date of receipt is a valuation date. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We deduct the periodic fees and charges each month from your policy value on the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the sub-accounts goes up or down depending on investment performance of the corresponding funds. **There is no guaranteed minimum value of amounts invested in the sub-accounts of the variable account.**

How We Calculate Accumulation Unit Values. We determine the accumulation unit value for each sub-account on each valuation date.

We generally set the accumulation unit value for a sub-account at $10 when the sub-account is first opened. After that, the accumulation unit value on any valuation date is:
- The accumulation unit value for the preceding valuation date, multiplied by
- The sub-account's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date. We reserve the right to revise the definition of valuation date as needed in accordance with applicable federal securities laws and regulations.

We calculate an accumulation experience factor for each sub-account every valuation date as follows:
- We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that valuation date;
- We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;
- We subtract a charge for taxes, if applicable; and
- We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous valuation date.

Loan Account Value

When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account and we credit interest to the amount held in the loan account. Your loan account value is equal to your outstanding loan amount, including interest which we credit. **See *Special Features and Benefits* - Loans, page 36.**

You purchase accumulation units when you allocate premium or make transfers to a sub-account, including transfers from the loan account.

Special Features and Benefits

Refund of Premium Expense and Base Policy Acquisition Charges

If you surrender your policy within the first two policy years and your policy has not lapsed, we will refund the following percentages of the premium expense charge and base policy acquisition charge we deducted from your premium payments and policy value during the first policy year.

Policy Year of Surrender	Percentage of First Policy Year Premium Expense Charge Refund	Percentage of First Policy Year Base Policy Acquisition Charge Refund
1	40%	40%
2	20%	20%

Loans

You may borrow money from us at any time after the first monthly processing date by using your policy as collateral for the loan. Unless state law requires otherwise, the maximum amount you may borrow is limited to your net policy value minus the monthly periodic fees and charges to your next policy anniversary and accrued but unpaid loan interest to your next policy anniversary.

Your loan request must be directed to our customer service center. When you request a loan the loan collateral will be taken from each active investment option you have, including the fixed account, in the same proportion that your value in each bears to your policy value.

If you request an additional loan, we add the new loan amount to your existing loan. This way, there is only one loan outstanding on your policy at any time.

Loan Interest. We credit amounts held in the loan account with interest at an annual rate of 3.00%. Interest which we credit to the loan account becomes part of your loan account value until the next policy anniversary when it is transferred to the investment options and allocated in the same proportion that your value in each bears to your policy value.

We also charge interest on loans you take. The annual interest rate charged is currently 3.75% in policy years 1-10, 3.25% in policy years 11-20 and 3.00% in all years thereafter. The annual interest rate charged is guaranteed not to exceed 3.75% in policy years 1-10, 3.50% in policy years 11-20 and 3.25% in all years thereafter. Interest accrues daily but is due in arrears on each policy anniversary. If you do not pay the interest when it is due, we add it to your loan amount.

Loan Repayment. You may repay your loan at any time. We generally assume that payments you make are premium payments. You must tell us if you want a payment to be used to repay a loan, however, we reserve the right to treat a payment as a loan repayment.

When you make a loan repayment, we transfer an amount equal to your payment from the loan account to the sub-accounts and fixed account in the same proportion as your current premium allocation.

Effects of a Loan. Using your policy as collateral for a loan will affect your policy in various ways. You should carefully consider the following before taking a loan:

- If you do not make loan repayments your policy could lapse if your loan amount plus accrued interest is greater than your policy value;
- Taking a loan reduces your opportunity to participate in the investment performance of the sub-accounts and the interest guarantees of the fixed account;
- Accruing loan interest will change your policy value as compared to what it would have been if you did not take a loan;
- Even if you repay your loan, it will have a permanent effect on your policy value;
- After age 100 if you have a loan, loan interest continues to accrue and could cause your policy to lapse;
- If you do not repay your loan we will deduct any outstanding loan amount plus accrued loan interest from amounts payable under the policy; and
- Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. **See TAX CONSIDERATIONS -** *Distributions Other than Death Benefits***, page 45.**

Transfers

You currently may make an unlimited number of transfers of your variable account value between the sub-accounts and to the fixed account. Transfers are subject to any conditions, limits or charges (including redemption fees) that we or the funds whose shares are involved may impose, including:

- If your state requires a refund of premium during the free look period, you may not make transfers until after your free look period ends;
- The minimum amount you may transfer is $100;
- If the amount remaining in the investment option after a transfer will be less than $100, we will transfer the entire amount; and
- We may limit the number of transfers or restrict or refuse transfers because of frequent or disruptive transfers, as described below.

Any conditions or limits we impose on transfers between the sub-accounts or to the fixed account will generally apply equally to all policy owners. However, we may impose different conditions or limits on third parties acting on behalf of policy owners, such as market timing services.

One transfer from the fixed account to the sub-accounts of the variable account may be made only during the first 30 days of each policy year and is limited to the greater of:

- 25% of your fixed account value at the time of such transfer;
- The sum of the amounts transferred and withdrawn from the fixed account during the prior policy year; or
- $100.

We reserve the right to liberalize these restrictions on transfers from the fixed account, depending on market conditions. Any such liberalization will generally apply equally to all policy owners. However, we may impose different restrictions on third parties acting on behalf of policy owners, such as market timing services.

We process all transfers and determine all values in connection with transfers on the valuation date we receive your request, except as described below for the dollar cost averaging or automatic rebalancing programs.

Dollar Cost Averaging. Anytime you have at least $10,000 invested in a sub-account which invests in either the ING Liquid Assets Portfolio or the Neuberger Berman AMT Limited Maturity Bond Portfolio (the "source sub-account"), you may elect dollar cost averaging. There is no charge for this feature.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount or percentage of sub-account value from the source sub-account to one or more of the other sub-accounts. We do not permit transfers to the fixed account or the loan account under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis.

This systematic plan of transferring policy values is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the sub-accounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least one day after we receive your dollar cost averaging request. If your state requires a refund of all premium received during the free look period, dollar cost averaging begins after the end of your free look period.

You may have both dollar cost averaging and automatic rebalancing at the same time. However, your dollar cost averaging source sub-account cannot be included in your automatic rebalancing program.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate on:
- The date you specify;
- The date your balance in the source sub-account is equal to or less than the amount to be transferred. In this situation we will transfer the entire balance of the source sub-account to the other sub-accounts you have selected; or
- Any date when dollar cost averaging transfers are scheduled and the policy is in the grace period.

Automatic Rebalancing. Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your variable account values among your chosen subaccounts. There is no charge for this feature.

If you elect automatic rebalancing, we periodically transfer amounts among the subaccounts to match the asset allocation percentages you have chosen. This action rebalances the amounts in the subaccounts that do not match your set allocation percentages. This mismatch can happen if a subaccount outperforms another subaccount over the time period between automatic rebalancing transfers.

Automatic rebalancing may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. If you do not specify a frequency, automatic rebalancing will occur quarterly.

The first transfer occurs on the date you select (after your free look period if your state requires return of premium during the free look period). If you do not request a date, processing is on the last valuation date of the calendar quarter in which we receive your request.

You may have both automatic rebalancing and dollar cost averaging at the same time. However, the source sub-account for your dollar cost averaging program cannot be included in your automatic rebalancing program. You may not include the fixed account or the loan account.

Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the valuation date that we receive it at our customer service center.

You may discontinue your automatic rebalancing program at any time. We reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if the policy is in the grace period on any date when automatic rebalancing transfers are scheduled.

Limits on Frequent or Disruptive Transfers. The policy is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.

This in turn can have an adverse effect on fund performance. Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the policy.

We monitor transfer activity. If an individual's or organization's transfer activity (1) exceeds our then-current monitoring standard for excessive trading, (2) is identified as problematic by an underlying fund (even if the activity does not exceed our monitoring standard for excessive trading), or (3) is determined, in our sole discretion, to be not in the best interests of other policy owners, we will take the following actions to deter such transfer activity. Upon the first violation, we will send a one time warning letter. A second violation will result in the suspension of transfer privileges via facsimile, telephone, email and internet, and transfer privileges will be limited to submission by regular U.S. mail for a period of six months. At the end of that period, electronic transfer privileges will be reinstated. If there is another violation after electronic transfer privileges have been reinstated, we will suspend such privileges permanently. We will notify you in writing if we take any of these actions.

Additionally, if such transfer activity is initiated by a market-timing organization or an individual or other party authorized to give transfer instructions on behalf of multiple policy owners, we will also take the following actions, without prior notice:

- Not accept transfer instructions from an agent acting on behalf of more than one policy owner; and
- Not accept preauthorized transfer forms from market timers or other entities acting on behalf of more than one policy owner at a time.

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs (including reoccurring rebalancing transactions under corporate owned policies) and transfers involving certain de minimis amounts when determining whether transfer activity is excessive. We reserve the right to modify our excessive trading policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of policy owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all policy owners or, as applicable, to all policy owners investing in the underlying fund.

In addition, if an individual's or organization's transfer activity is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved, even though the transfer activity may not fall within our then current definition of excessive trading, we will take the same actions as are described above to limit frequent transfers.

The Company does not allow exceptions to our excessive trading policy. Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a premium payment to a sub-account if the sub-account's investment in its corresponding fund is not accepted by the fund for any reason.

Conversion to a Guaranteed Policy. During the first two policy years you may permanently convert your policy to a guaranteed policy, unless state law requires differently. If you elect to make this change, unless state law requires that we issue to you a new guaranteed policy, we will permanently transfer the amounts you have invested in the sub-accounts of the variable account to the fixed account and allocate all future net premium to the fixed account. After you exercise this right you may not allocate future premium payments or make transfers to the sub-accounts of the variable account. We do not charge for this change. Contact our customer service center or your agent/registered representative for information about the conversion rights available in your state.

Partial Withdrawals

You may withdraw part of your policy's surrender value. A partial withdrawal must be at least $500. The maximum partial withdrawal you may take is your net policy value on the date of the partial withdrawal minus loan interest to the end of the policy year and the partial withdrawal fee. If your withdrawal request is for more than the maximum, we will require you to surrender your policy or reduce the amount of the withdrawal.

We charge a fee of $10 for each partial withdrawal. **See Transaction Fees and Charges - Partial Withdrawal Fee, page 24.**

We will take partial withdrawals from the fixed account and the sub-accounts of the variable account in the same proportion that your value in each has to your net policy value immediately before the withdrawal. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request.

Effects of a Partial Withdrawal. We will reduce your policy value by the amount of the partial withdrawal plus the partial withdrawal fee.

Under death benefit option 1, a partial withdrawal will reduce the amount of your insurance coverage by the amount of a partial withdrawal plus the partial withdrawal fee unless the reduction would not affect your total death benefit on the date of the withdrawal.

Under death benefit option 2, a partial withdrawal will not reduce the amount of your insurance coverage.

Under death benefit option 3, a partial withdrawal will reduce the amount of your insurance coverage by the amount that the sum of all your partial withdrawals plus the partial withdrawal fees exceeds the total premium we have received from you since the policy date, unless the reduction would not affect your total death benefit on the date of the withdrawal.

Any reduction in insurance coverage will first reduce your Term Insurance Rider coverage, if any, and then your base insurance coverage.

Any reduction in insurance coverage or policy value will occur as of the date that the partial withdrawal is processed.

If a partial withdrawal reduces the amount of insurance coverage, the amount of insurance coverage will also be reduced for the current year and all future years by an equal amount. Therefore, a partial withdrawal can affect the amount of pure insurance protection under the policy.

We will not allow a partial withdrawal if the amount of base insurance coverage after the withdrawal would be less than $25,000.

A partial withdrawal may have adverse tax consequences depending on the circumstances. **See TAX CONSIDERATIONS - Tax Status of the Policy, page 44.**

Termination of Coverage

Your insurance coverage will continue under the policy until you surrender your policy or it lapses.

Surrender

You may surrender your policy for its surrender value at any time after the free look period while the insured person is alive. Your surrender value is your policy value plus any refund of premium expense and base policy acquisition charges due minus any outstanding loan amount and accrued loan interest.

You may take your surrender value in other than one payment.

We compute your surrender value as of the valuation date we receive your written surrender request and policy (or lost policy form) at our customer service center. All insurance coverage ends on the date we receive your surrender request and policy.

If you surrender your policy within the first two policy years, the surrender value may include a refund of a portion of the premium expense and base policy acquisition charges previously deducted. Surrender of your policy may have adverse tax consequences. **See TAX CONSIDERATIONS -** *Distributions Other than Death Benefits***, page 45.**

Lapse

Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date:
- Your net policy value is enough to pay the periodic fees and charges when due; or
- After age 100, your policy value exceeds your outstanding loan amount plus accrued loan interest.

Grace Period. If on a monthly processing date you do not meet any of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (or a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges and charges for the optional Term Insurance Rider benefits, if applicable, for the next two months. If we receive payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments, then we deduct the overdue amounts from your policy value.

If you do not pay the full amount within the 61-day grace period, your policy and the Term Insurance Rider, if applicable, lapse without value. We withdraw your remaining variable and fixed account values, deduct amounts you owe us and inform you that your coverage has ended.

If the insured person dies during the grace period we pay death benefit proceeds to your beneficiaries with reductions for your outstanding loan amount, accrued loan interest and periodic fees and charges owed.

If your policy lapses, any distribution of policy value may be subject to current taxation. **See TAX CONSIDERATIONS - *Distributions Other than Death Benefits*, page 45.**

Reinstatement

Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy and the Term Insurance Rider, if applicable, by written request any time within five years after the beginning of the grace period which ended with the lapse of your policy. A policy that was surrendered may not be reinstated.

To reinstate the policy and the Term Insurance Rider, if applicable, you must submit evidence of insurability satisfactory to us and pay a premium large enough to keep the policy and any rider benefits in force during the 61-day grace period and for at least two months after reinstatement. If you had a loan existing when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse.

A policy that lapses during a seven pay testing period and is reinstated more than 90 days after lapsing will be classified as a modified endowment contract for tax purposes. In general, a seven pay testing period is the first seven policy years and the first seven years after certain changes to your policy. You should consult with a competent adviser to determine whether reinstating a lapsed policy will cause it to be classified as a modified endowment contract. **See *Distributions Other Than Death Benefits* - Modified Endowment Contracts, page 46.**

TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover federal estate, gift and generation-skipping tax implications, state and local taxes or other tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service ("IRS").

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.

Tax Status of the Company

We are taxed as a life insurance company under the Internal Revenue Code. The variable account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the company. We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the policy. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to us. In addition, any foreign tax credits attributable to the separate account will first be used to reduce any income taxes imposed on the variable account before being used by the company.

We do not expect that we will incur any federal income tax liability attributable to the variable account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed on income or gains attributable to the variable account, then we may impose a charge against the variable account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in Section 7702 of the Internal Revenue Code. Specifically, the policy must meet the requirements of either the cash value accumulation test or the guideline premium test. **See *Death Benefits* - Death Benefit Qualification tests, page 29.** If your variable life policy does not satisfy one of these two alternate tests, it will not be treated as life insurance under Internal Revenue Code 7702. You would then be subject to federal income tax on your policy income as you earn it. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so. **See TAX CONSIDERATIONS - *Tax Treatment of Policy Death Benefits*, page 45.**

Diversification and Investor Control Requirements

In addition to meeting the Internal Revenue Code Section 7702 tests, Internal Revenue Code Section 817(h) requires separate account investments, such as our variable account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each sub-account must meet certain tests. If your variable life policy is not adequately diversified under these regulations, it is not treated as life insurance under Internal Revenue Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each sub-account's corresponding fund has represented that it will meet the diversification standards that apply to your policy. Accordingly, we believe it is reasonable to conclude that the diversification requirements have been satisfied. If it is determined that your variable life policy does not satisfy the applicable diversification regulations, we will take appropriate and reasonable steps to bring your policy into compliance with such regulations and we reserve the right to modify your policy as necessary in order to do so.

In certain circumstances, owners of a variable life insurance policy have been considered, for federal income tax purposes, to be the owners of the assets of the separate account supporting their policies, due to their ability to exercise investment control over such assets. When this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets.

Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and in your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the variable account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the variable account assets, or to otherwise qualify your policy for favorable tax treatment.

Tax Treatment of Policy Death Benefits

The death benefit, or an accelerated death benefit, under a policy is generally excludable from the gross income of the beneficiary(ies) under Section 101(a)(1) of the Internal Revenue Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A tax adviser should be consulted about these consequences.

Distributions Other than Death Benefits

Generally, the policy owner will not be taxed on any of the policy value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction or increase in benefits or policy reinstatement, could also cause it to be classified as a modified endowment contract. A current or prospective policy owner should consult with a competent adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Additionally, all modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

- All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contract will be treated first as distributions of gain, if any, taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value and the investment in the policy;
- Loan amounts taken from or secured by a policy classified as a modified endowment contract, and also assignments or pledges of such a policy (or agreements to assign or pledge such a policy), are treated as distributions and taxed first as distributions of gain, if any, taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed; and
- A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to distributions (a) made on or after the date on which the taxpayer attains age 59 ½, (b) which are attributable to the taxpayer's becoming disabled (as defined in the Internal Revenue Code), or (c) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a tax adviser to determine whether or not you may be subject to this penalty tax.

Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy is there taxable income. However, certain distributions made in connection with policy benefit reductions during the first fifteen policy years may be treated in whole or in part as ordinary income subject to tax. Consult a tax adviser to determine whether or not any distributions made in connection with a reduction in policy benefits will be subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. However, the tax consequences of preferred loans (loans where the interest rate charged is equal to the interest rate credited) are uncertain and a tax adviser should be consulted about such loans. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Other Tax Matters

Policy Loans

In general, interest on a loan will not be deductible. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. You should consult a tax adviser to determine whether you qualify under this exception.

Moreover, the tax consequences associated with certain loans available through the policy are uncertain. Before taking out a loan, you should consult a tax adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is surrendered or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.

Continuation of a Policy

The tax consequences of continuing the policy beyond the policy anniversary nearest the insured person's 100th birthday are unclear. For example, in certain situations it is possible that after the insured person reaches age 100, the IRS could treat you as being in constructive receipt of the policy value if the policy value becomes equal to the death benefit. If this happens, an amount equal to the excess of the policy value over the investment in the policy would be includible in your income at that time. Because we believe the policy will continue to constitute life insurance at that time and the IRS has not issued any guidance on this issue, we do not intend to tax report any earnings due to the possibility of constructive receipt in this circumstance. You should consult a tax adviser if you intend to keep the policy in force after the insured person reaches age 100.

Section 1035 Exchanges

Internal Revenue Code Section 1035 provides, in certain circumstances, that no gain or loss will be recognized on the exchange of one life insurance policy solely for another life insurance policy or an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult your tax adviser.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult their tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Tax Law Changes

Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.

Policy Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Internal Revenue Code, we reserve the right to refuse to accept all or part of your premium payments or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may make changes to your policy or its riders or make distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.

Any increase in your death benefit will cause an increase in your cost of insurance charges.

Policy Availability and Qualified Plans

The policy is not available for sale to and cannot be acquired with funds that are assets of (i) an employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and that is subject to Title I of ERISA; (ii) a plan described in Section 4975(e)(1) of the Internal Revenue Code; or (iii) an entity whose underlying assets include plan assets by reason of the investment by an employee benefit plan or other plan in such entity within the meaning of 29 C.F.R. Section 2510.3-101 or otherwise.

Policy owners may use the policy with various arrangements, including:
- Non-qualified deferred compensation or salary continuance plans;
- Split dollar insurance plans;
- Executive bonus plans;
- Retiree medical benefit plans; and
- Other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use your policy with any of these various arrangements, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

Life Insurance Owned by Businesses

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. For example, in the case of a policy issued to a nonnatural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a policy even if no loans are taken under the policy. (An exception to this rule is provided for certain life insurance contracts which cover the life of an individual who is a 20-percent owner, or an officer, director, or employee of a trade or business.) As another example, special rules apply if you are subject to the alternative minimum tax. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

Income Tax Withholding

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We generally do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you will have to pay income taxes and possibly penalties later.

Policy Transfers

The transfer of the policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.

ADDITIONAL INFORMATION

General Policy Provisions

Your Policy

The policy is a contract between you and us and is the combination of:
- Your policy;
- A copy of your original application and applications for benefit increases or decreases;
- Your Term Insurance Rider, if applicable;
- Your endorsements;
- Your policy schedule pages; and
- Your reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

Guaranteed and Simplified Issue Underwriting

We may offer policies on a guaranteed issue or simplified issue underwriting basis for certain individuals, groups or sponsored arrangements. We issue these policies up to a preset face amount with reduced evidence of insurability. These policies carry different cost of insurance rates for than fully underwritten policies. The cost of insurance rates under these circumstances may depend on the:
- The basis for underwriting the policies;
- Issue age of the insured person; and
- Risk class of the insured person.

Generally, most guaranteed issue and simplified issue policies have higher overall charges for insurance than similar fully underwritten policies issued in the standard rate classes. This means that an insured person in a group or sponsored arrangement could get individual fully underwritten insurance coverage at a lower overall cost.

Age

We issue your policy at the insured person's age (stated in your policy schedule) based on the nearest birthday to the policy date. On the policy date, the insured person can generally be no younger than age 20 and no older than age 75.

We often use age to calculate rates, charges and values. We determine the insured person's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the life of the insured person. These rights include the right to change the owner, beneficiaries or the method designated to pay death benefit proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our customer service center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the insured person receive the death benefit proceeds. Other surviving beneficiaries receive death benefit proceeds only if there are no surviving primary beneficiaries. If more than one beneficiary survives the insured person, they share the death benefit proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the insured person, we pay the death benefit proceeds to you or to your estate, as owner.

You may name new beneficiaries during the insured person's lifetime. We pay death benefit proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. **The designation of certain beneficiaries may have tax consequences. See TAX CONSIDERATIONS -** *Other Tax Matters***, page 47.**

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. **The transfer or assignment of a policy may have tax consequences. See TAX CONSIDERATIONS -** *Other Tax Matters***, page 47.**

Incontestability

After your policy has been in force and the insured person is alive for two years from (1) the policy date, (2) the effective date of an increase in any other benefit or (3) reinstatement, we will not question the validity of statements in your applicable application.

Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if the insured person's age or gender has been misstated, we adjust the death benefit to the amount which would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your policy value on the last monthly processing date before the insured person's death, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.

Suicide

If the insured person commits suicide (while sane or insane), within two years of your policy date, unless otherwise required by law, we limit death benefit proceeds to:
- The total premium we receive to the time of death; minus
- Outstanding loan account value plus accrued loan interest; minus
- Partial withdrawals taken.

We make a limited payment to the beneficiaries for any increase if the insured person commits suicide (while sane or insane), within two years of the effective date of any increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance and periodic fees and charges which were deducted for the increase.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you and your policy either entering the 61-day grace period or lapsing. **See *Termination of Coverage* - Lapse, page 42. See also Premium Payments - Premium Payments Affect Your Coverage, Page 22.**

Our anti-money laundering program is subject to change without notice to take account of changes applicable in laws or regulations and our ongoing assessment of our exposure to illegal activity.

Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- Death benefit proceeds;
- Surrender value;
- Partial withdrawals; and
- Loan proceeds.

We may delay processing these transactions if:
- The New York Stock Exchange is closed for trading;
- Trading on the New York Stock Exchange is restricted by the SEC;
- There is an emergency so that it is not reasonably possible to sell securities in the sub-accounts or to determine the value of a sub-account's assets; and
- A governmental body with jurisdiction over the variable account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist.

We execute transfers among the sub-accounts as of the valuation date of our receipt of your request at our customer service center.

We determine the death benefit as of the date of the insured person's death. The death benefit proceeds are not affected by subsequent changes in the value of the sub-accounts.

We may delay payment from our fixed account for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for changes to your policy or if you surrender it.

If the insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the insured person's death, we may require proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased insured person.

Telephone Privileges

Telephone privileges are automatically provided to you and your agent/registered representative, unless you decline it on the application or contact our customer service center. Telephone privileges allow you or your agent/registered representative to call our customer service center to:
- Make transfers;
- Change premium allocations;
- Change your dollar cost averaging and automatic rebalancing programs;
- Request partial withdrawals; and
- Request a loan.

Our customer service center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
- Requiring some form of personal identification;
- Providing written confirmation of any transactions; and
- Tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue this privilege at any time. **See Transfers - Limits on Frequent or Disruptive Transfers, page 39.**

Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by written request.

Non-Participation

Your policy does not participate in the surplus earnings of Security Life of Denver Insurance Company.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:
- Articles on variable life insurance and other information published in business or financial publications;
- Indices or rankings of investment securities; and
- Comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the sub-accounts and funds. Past performance is not indicative of future performance of the sub-accounts or funds and is not reflective of the actual investment experience of policy owners.

We may feature certain sub-accounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends, and, investment performance or other information we believe may be of interest to our customers.

Settlement Options

You may elect to take the surrender value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the death benefit proceeds other than in one lump-sum payment, if you make this election during the insured person's lifetime. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the insured person's death.

The investment performance of the sub-accounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $20 and the total proceeds must be at least $2,000.

The following settlement options are available:
- **Option 1** - The proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid;
- **Option 2** - The proceeds provide an annuity payment with a specified number of months. The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee;
- **Option 3** - The proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval;
- **Option 4** - The proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid; and
- **Option 5** - Other options we offer at the time we pay the benefit.

If none of these settlement options have been elected, your surrender value or the death benefit proceeds will be paid in one lump-sum payment.

Unless you request otherwise, death benefit proceeds generally will be paid into an interest bearing account which is backed by our general account and can be accessed by the beneficiary through a checkbook feature. The beneficiary may access the death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid on other settlement options.

Reports

Annual Statement. We will send you an annual statement once each policy year showing the amount of insurance coverage under your policy as well as your policy's death benefit, policy and surrender values, the amount of premiums you have paid, the amounts you have withdrawn, borrowed or transferred and the fees and charges we have imposed since the last statement.

We send semi-annual reports with financial information on the funds, including a list of investment holdings of each fund.
We send confirmation notices to you throughout the year for certain policy transactions such as transfers between investment options, partial withdrawals and loans. You are responsible for reviewing the confirmation notices to verify that the transactions are being made as requested.

Illustrations. To help you better understand how your policy values will vary over time under different sets of assumptions, we will provide you with a personalized illustration projecting future results based on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, planned premiums and rates of return (within limits) you specify. We may assess a charge not to exceed $25 for each illustration you request after the first in a policy year. **See Transaction Fees and Charges - Excess Illustration Fee, page 24.**

Other Reports. We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one policy issued by us or an affiliate. Call our customer service center toll-free at 1-877-253-5050 if you need additional copies of financial reports, prospectuses, historical account information or annual or semi-annual reports or if you would like to receive one copy for each policy in all future mailings.

Distribution of the Policies

We sell our policies through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. All broker/dealers who sell this policy have entered into selling agreements with us. Under these selling agreements, we pay a distribution allowance to broker/dealers, who in turn pay commissions to their agents/registered representatives who sell this policy.

We pay distribution allowances as follows:

- Up to 35% of target premium we receive during the first policy year; plus
- Up to 6% of target premium we receive during policy years 2 through 10; plus
- Up to 2% of premium we receive in excess of target premium during policy years 1 through 10.

Target premium is determined based on the age and gender of the insured person and is used to determine the sales compensation we pay.

Additionally, beginning in the eleventh policy year we pay 0.20% annually of the net policy value as a trail commission. Further, agents/registered representatives may be eligible to receive certain overrides and other benefits based on the amount of earned commissions.

In addition to these distribution allowances/commissions, we may also pay other amounts to broker/dealers and/or their agents/registered representatives. These amounts may include:

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms, such as reduction or elimination or the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on insurance sales;
- Wholesaler fees and marketing allowances based on aggregate commissions paid during the year;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsor payments or reimbursements for broker/dealers to use in sales contests for their agents/registered representatives. We do not hold contests directly based on sales of this product; and
- Certain overrides, bonuses and other benefits, which may include cash compensation, based on the amount of earned commissions, agent/representative recruiting, and other activities that promote the sale of policies.

We pay dealer concessions, wholesaling fees, overrides, other allowances and benefits and the costs of all other incentives or training programs from our resources which include acquisition charges.

Trading - Industry Developments

Like many financial services companies, the company and certain of its U.S. affiliates ("ING U.S.") have received formal and informal requests for information from various governmental and self - regulatory agencies in connection with investigations related to trading of mutual fund shares. In each case ING U.S. has cooperated fully with each request. The company is also reviewing its policies and procedures in this area.

Legal Proceedings

We are not aware of any pending legal proceedings which involve the variable account as a party.

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the policy.

ING America Equities, Inc., the principal underwriter and distributor of the policy, is not involved in any legal proceeding which, in the opinion of management, is likely to have material adverse effect on its ability to distribute the policy.

Financial Statements

Financial statements of the variable account and the company are contained in the Statement of Additional Information. To request a free Statement of Additional Information, please contact our Customer Service Center at the address or telephone number on the back of this prospectus.

APPENDIX A

Definition of Life Insurance Factors

Guideline Premium Test Factors

Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor
0-40	2.50	49	1.91	58	1.38	67	1.18	91	1.04
41	2.43	50	1.85	59	1.34	68	1.17	92	1.03
42	2.36	51	1.78	60	1.30	69	1.16	93	1.02
43	2.29	52	1.71	61	1.28	70	1.15	94	1.01
44	2.22	53	1.64	62	1.26	71	1.13	95 - 99	1.00
45	2.15	54	1.57	63	1.24	72	1.11	100+	1.00
46	2.09	55	1.50	64	1.22	73	1.09		
47	2.03	56	1.46	65	1.20	74	1.07		
48	1.97	57	1.42	66	1.19	75 - 90	1.05		

Cash Value Accumulation Test Factors

The cash value accumulation test factors vary depending on the age and gender of the insured person.

Generally, the cash value accumulation test requires that a policy's death benefit must be sufficient so that the policy value does not at any time exceed the net single premium required to fund the policy's future benefits. The net single premium for a policy is calculated using the greater of 4.00% or the rates of interest guaranteed in the fixed account of the policy and the 1980 Commissioner's Standard Ordinary Mortality Table and will vary according to the age, risk class and gender (unless unisex rates apply) of the insured person. The factors for the cash value accumulation test are then equal to 1 divided by the applicable net single premium per dollar of paid up whole life insurance.

APPENDIX B

The following chart lists the funds, the investment advisers and subadvisers to the funds and summary information regarding the investment objective of each fund. For information about each fund's expenses, see the Fund Expense Table on page 12 of this prospectus. More detailed information about the funds can be found in the current prospectus and Statement of Additional Information for each fund.

There is no assurance that the stated objectives and policies of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/Subadviser	Investment Objective
American Growth Fund (Class 2)	**Investment Adviser:** Capital Research and Management Company	Seeks growth of capital.
American Growth - Income Fund (Class 2)	**Investment Adviser:** Capital Research and Management Company	Seeks capital growth and income over time.
American International Fund (Class 2)	**Investment Adviser:** Capital Research and Management Company	Seeks growth of capital over time.
Fidelity® VIP *Asset Manager*SM Portfolio (Service Class)	**Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; Fidelity Investments Money Management, Inc.; FMR Co., Inc.	Seeks to obtain high total return with reduced risk over the long term.
Fidelity® VIP Growth Portfolio (Service Class)	**Investment Adviser:** Fidelity Management & Research Company **Subadviser:** FMR Co., Inc.	Seeks to achieve capital appreciation.
Fidelity® VIP Overseas Portfolio (Service Class)	**Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term growth of capital.

Fund Name	Investment Adviser/Subadviser	Investment Objective
ING Evergreen Health Sciences Portfolio (Class S)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Evergreen Investment Management Company, LLC	Seeks long-term capital growth.
ING Evergreen Omega Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Evergreen Investment Management Company, LLC	Seeks long-term capital growth.
ING Hard Assets Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Baring International Investment Limited	A *nondiversified* Portfolio that seeks long-term capital appreciation.
ING JP Morgan Small Cap Equity Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** J.P. Morgan Investment Management Inc.	A *nondiversified* Portfolio that seeks capital growth over the long term.
ING Legg Mason Value Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Legg Mason Funds Management, Inc.	Seeks long-term growth of capital.
ING Liquid Assets Portfolio (Class S)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING Marsico Growth Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
ING Mercury Focus Value Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Mercury Advisors	Seeks long-term growth of capital
ING MFS Mid Cap Growth Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Massachusetts Financial Services Company	Seeks long-term growth of capital.
ING MFS Total Return Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital.

Fund Name	Investment Adviser/Subadviser	Investment Objective
ING Salomon Brothers Investors Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Salomon Brothers Asset Management, Inc.	Seeks long-term growth of capital.
ING Stock Index Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** ING Investment Management Co.	Seeks total return.
ING T. Rowe Price Capital Appreciation Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING T. Rowe Price Equity Income Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING UBS U.S. Balanced Portfolio (Class S)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** UBS Global Asset Management (Americas) Inc.	Seeks to maximize total return over the long term.
ING Van Kampen Equity Growth Portfolio (Class I)	**Investment Adviser:** Directed Services, Inc. **Subadviser:** Van Kampen	Seeks long-term capital appreciation.
ING JP Morgan Mid Cap Value Portfolio (Initial Class)	**Investment Adviser:** ING Life Insurance and Annuity Company **Subadviser:** J. P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING Oppenheimer Global Portfolio (Initial Class)	**Investment Adviser:** ING Life Insurance and Annuity Company **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Oppenheimer Strategic Income Portfolio (Service Class)	**Investment Adviser:** ING Life Insurance and Annuity Company **Subadviser:** OppenheimerFunds, Inc.	Seeks a high level of current income principally derived form interest on debt securities.
ING PIMCO Total Return Portfolio (Initial Class)	**Investment Adviser:** ING Life Insurance and Annuity Company **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management.

Fund Name	Investment Adviser/Subadviser	Investment Objective
ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)	**Investment Adviser:** ING Life Insurance and Annuity Company **Subadviser:** Salomon Brothers Asset Management Inc.	Seeks long-term growth of capital.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)	**Investment Adviser:** ING Life Insurance and Annuity Company **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING Van Kampen Comstock Portfolio (Initial Class)	**Investment Adviser:** ING Life Insurance and Annuity Company **Subadviser:** Van Kampen	Seeks capital growth and income.
ING Van Kampen Equity and Income Portfolio (Initial Class)	**Investment Adviser:** ING Life Insurance and Annuity Company **Subadviser:** Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks total return, consisting of long-term capital appreciation and current income.
ING VP High Yield Bond Portfolio (Class I Shares)	**Investment Adviser:** ING Investments, LLC	Seeks high level of current income and total return.
ING VP Index Plus LargeCap Portfolio (Class I Shares)	**Investment Adviser**: ING Investments, LLC **Sub-Adviser**: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk.
ING VP Index Plus MidCap Portfolio (Class I Shares)	**Investment Adviser**: ING Investments, LLC **Sub-Adviser**: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk.
ING VP Index Plus SmallCap Portfolio (Class I Shares)	**Investment Adviser**: ING Investments, LLC **Sub-Adviser**: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P 600 Index), while maintaining a market level of risk.
ING VP Intermediate Bond Portfolio (Class I Shares)	**Investment Adviser**: ING Investments, LLC **Sub-Adviser**: ING Investment Management Co.	Seeks to maximize total return.
ING VP MagnaCap Portfolio (Class I Shares)	**Investment Adviser**: ING Investments, LLC **Sub-Adviser**: ING Investment Management Co.	Seeks growth of capital with dividend income as a secondary consideration.

Fund Name	Investment Adviser/Subadviser	Investment Objective
ING VP MidCap Opportunities Portfolio (Class I Shares)	**Investment Adviser**: ING Investments, LLC **Sub-Adviser**: ING Investment Management Co.	Seeks long-term capital appreciation.
ING VP Real Estate Portfolio (Class S Shares)	**Investment Adviser:** ING Investments, LLC	Seeks total return.
ING VP SmallCap Opportunities Portfolio (Class I Shares)	**Investment Adviser**: ING Investments, LLC **Sub-Adviser**: ING Investment Management Co.	Seeks long-term capital appreciation.
ING VP Strategic Allocation Balanced Portfolio (Class I Shares)	**Investment Adviser**: ING Investments, LLC **Sub-Adviser**: ING Investment Management Co.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
ING VP Strategic Allocation Growth Portfolio (Class I Shares)	**Investment Adviser**: ING Investments, LLC **Sub-Adviser**: ING Investment Management Co.	Seeks to provide capital appreciation.
ING VP Strategic Allocation Income Portfolio (Class I Shares)	**Investment Adviser**: ING Investments, LLC **Sub-Adviser**: ING Investment Management Co.	Seeks to provide total return consistent with preservation of capital.
Neuberger Berman AMT Growth Portfolio (Class I Shares)	**Investment Adviser**: Neuberger Berman Management Inc. **Sub-Adviser**: Neuberger Berman, LLC	Seeks growth of capital.
Neuberger Berman AMT Limited Maturity Bond Portfolio (Class I Shares)	**Investment Adviser**: Neuberger Berman Management Inc. **Sub-Adviser**: Neuberger Berman, LLC	Seeks the highest available current income consistent with liquidity and low risk to principal; total return is a secondary goal.
Pioneer Small Cap Value VCT Portfolio (Class I Shares)	**Investment Adviser**: Pioneer Investment Management, Inc.	Seeks capital growth.
Putnam VT Small Cap Value Fund (Class IB Shares)	**Investment Adviser**: Putnam Investment Management, LLC	Seeks capital appreciation.
Van Eck Worldwide Emerging Markets Fund (Initial Class)	**Investment Adviser**: Van Eck Associates Corporation	Seeks long-term capital appreciation.

MORE INFORMATION IS AVAILABLE

If you would like more information about us, the variable account or the policy, the following documents are available free upon request:

- **Statement of Additional Information ("SAI")** - The SAI contains more specific information about the variable account and the policy, as well as the financial statements of the variable account and the company. The SAI is incorporated by reference into (made legally part of) this prospectus. The following is the Table of Contents for the SAI:

A personalized illustration of policy benefits - A personalized illustration can help you understand how the policy works, given the policy's fees and charges along with the investment options, features and benefits and optional benefits you select. A personalized illustration can also help you compare the policy's death benefits, policy value and surrender value with other life insurance policies based on the same or similar assumptions. We reserve the right to assess a fee of up to $25 for each personalized illustration you request after the first each policy year. **See Transaction Fees and Charges - Excess Illustration Fee, page 24.**

To request a free SAI or personalized illustration of policy benefits or to make other inquiries about the policy, please contact us at our:

Customer Service Center
P.O. Box 724927
Atlanta, GA 30119
1-866-790-1988

Additional information about us, the variable account or the policy (including the SAI) can be reviewed and copied from the SEC's Internet website (www.sec.gov) or at the SEC's Public Reference Room in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549-0102. More information about operation of the SEC's Public Reference Room can be obtained by calling 202-942-8090.

1940 Act File No. 811-08292
1933 Act file No. 333-120889

ING CORPORATE ADVANTAGE VUL
A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
SECURITY LIFE OF DENVER INSURANCE COMPANY
and its
SECURITY LIFE SEPARATE ACCOUNT L1

Supplement dated February 11, 2005, to your prospectus dated February 11, 2005. Please read it carefully and keep it with your prospectus for future reference.

_____

The "Trading - Industry Developments" section on page 57 of the prospectus is hereby deleted and replaced with the following:

Trading - Industry Developments

Like many financial services companies, Security Life of Denver Insurance Company (the "Company") and certain of its U.S. affiliates ("ING U.S.") have received formal and informal requests for information from various governmental and self - regulatory agencies in connection with investigations related to trading of mutual fund shares which are available through its variable insurance products or are offered separately. ING U.S. has cooperated fully with each request.

Internal Review

In addition to responding to regulatory and governmental requests, management of ING U.S., on its own initiative, has conducted, through independent special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING U.S. insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties, ING U.S. investment professionals and other ING U.S. personnel. The internal review related to mutual fund trading is now substantially completed. Of the millions of customer relationships that ING U.S. maintains, the internal review identified several isolated arrangements through which third parties were allowed to engage in frequent trading of mutual funds within ING U.S. variable insurance and mutual fund products. The internal review also identified other circumstances where frequent trading occurred despite measures taken by ING U.S. which were intended to combat market timing. Each of these arrangements has been terminated and was fully disclosed to regulators. The results of the internal review were also reported to the independent trustees of ING Funds (U.S.).

More specifically, these arrangements included the following:
- ING U.S. has identified three arrangements, dating from 1995, 1996 and 1998, under which the administrator to the then-Pilgrim Funds, which subsequently became part of the ING Funds (U.S.), entered into formal and informal arrangements that permitted frequent trading. ING Funds Distributor, LLC ("IFD") has received a notice from the staff of NASD informing IFD that it has made a preliminary determination to recommend that disciplinary action be brought against IFD and one of its registered persons for violations of the NASD Conduct Rules and certain provisions of the federal securities laws in connection with these arrangements. As permitted under NASD procedures, IFD may respond to the NASD staff before the staff makes a final recommendation.

- Aeltus Investment Management, Inc. (a predecessor entity to ING Investment Management Co.) has identified two investment professionals who engaged in extensive frequent trading in certain ING Funds (U.S.). One was subsequently terminated for cause and incurred substantial financial penalties in connection with this conduct and the second has been disciplined.

- ReliaStar Life Insurance Company ("ReliaStar") entered into agreements seven years ago permitting the owner of policies issued by the insurer to engage in frequent trading and to submit orders until 4 p.m. Central Time. In 2001, ReliaStar also entered into a selling agreement with a broker-dealer that engaged in frequent trading. Employees of ING U.S. were terminated and/or disciplined in connection with these matters.
- In 1998, Golden American Life Insurance Company (currently known as ING USA Annuity and Life Insurance Company) entered into an arrangement permitting a broker-dealer to frequently trade up to certain specific limits in a fund available through one of its variable annuity products. No employee responsible for this arrangement remains at ING U.S.

Most of the identified arrangements were initiated prior to ING's acquisition of the businesses in question. The ING U.S. companies in question did not receive special benefits in return for any of these arrangements, which have all been terminated.

ING U.S. is committed to conducting its businesses with the highest standards of ethical conduct with zero tolerance for noncompliance. Accordingly, management of ING U.S. was disappointed that its voluntary internal review identified the situations described above. Viewed in the context of the breadth and magnitude of its business as a whole, management does not believe the ING U.S. companies had systemic ethical or compliance issues in these areas. Nonetheless, given management's refusal to tolerate any lapses, the steps noted below have been taken, and it continues to seek opportunities to further strengthen the internal controls of the ING U.S. businesses.

Commitment to Customers

- ING U.S. has agreed with the ING Funds (U.S.) to indemnify and hold harmless the ING Funds (U.S.) from all damages resulting from wrongful conduct by ING U.S. or its employees or from ING U.S.'s internal investigation, any investigations conducted by any governmental or self - regulatory agencies, litigation or other formal proceedings, including any proceedings by the Securities and Exchange Commission. ING U.S. management believes that the total amount of any indemnification obligations will not be material to ING U.S. or its businesses.
- ING U.S. updated its Code of Conduct for employees reinforcing its employees' obligation to conduct personal trading activity consistent with the law, disclosed limits, and other requirements.
- The ING Funds (U.S.), upon a recommendation from ING U.S., updated their respective Codes of Ethics applicable to investment professionals with ING U.S. entities and certain other fund personnel, requiring such personnel to pre-clear any purchases or sales of ING Funds (U.S.) that are not systematic in nature (i.e., dividend reinvestment), and imposing minimum holding periods for shares of ING Funds (U.S.).
- ING U.S. instituted excessive trading policies for all customers in its variable insurance and retirement products and for shareholders of the ING Funds (U.S.) sold to the public through financial intermediaries. ING U.S. does not make exceptions to these policies.
- ING U.S. reorganized and expanded its U.S. Compliance Department, and created an Enterprise Compliance team to enhance controls and consistency in regulatory compliance.

Requests for Information from New York Attorney General

As has been widely reported in the media, the New York Attorney General's office ("NYAG") is conducting broad investigations regarding insurance quoting and brokerage practices. ING U.S. has been subpoenaed in this regard, and is cooperating fully with these NYAG requests for information.

ING U.S. believes that its practices are consistent with our business principles and our commitment to our customers.

At this time, in light of the current regulatory focus, ING U.S. is actively engaged in reviewing whether any modifications in our practices are appropriate for the future.

SECURITY LIFE SEPARATE ACCOUNT L1
OF
SECURITY LIFE OF DENVER INSURANCE COMPANY

Statement of Additional Information dated February 11, 2005

ING Corporate Advantage
Variable Universal Life Insurance Policy

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current ING Corporate Advantage VUL prospectus dated February 11, 2005. The policy offered in connection with the prospectus is a flexible premium variable universal life insurance policy funded through the Security Life Separate Account L1.

A free prospectus is available upon request by contacting the Security Life of Denver Insurance Company's customer service center at P.O. Box 724927, Atlanta, GA 30119, by calling 1-866-790-1988, or by accessing the SEC's website at www.sec.gov.

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Security Life of Denver Insurance Company (the "company," "we," "us," "our") issues the policy described in the prospectus and is responsible for providing each policy's insurance benefits. We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado and an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands. We are engaged in the business of issuing insurance policies. Our headquarters is at 1290 Broadway, Denver, Colorado 80203-5699.

We established the Security Life Separate Account L1 (the "variable account") on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado for the purpose of funding variable life insurance policies issued by us. The variable account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments may be allocated to one or more of the available sub-accounts of the variable account. Each sub-account invests in shares of a corresponding fund at net asset value. We may make additions to, deletions from or substitutions of available funds as permitted by law and subject to the conditions of the policy.

Other than the policy owner fees and charges described in the prospectus, all expenses incurred in the operations of the variable account are borne by the company. We do, however, receive compensation for certain recordkeeping, administration or other services from the funds or affiliates of the funds available through the policies. See "Fees and Charges" in the prospectus.

The company maintains custody of the assets of the variable account. As custodian, the company holds cash balances for the variable account pending investment in the funds or distribution. The funds in whose shares the assets of the sub-accounts of the variable account are invested each have custodians, as discussed in the respective fund prospectuses.

PERFORMANCE REPORTING AND ADVERTISING

Information regarding the past, or historical, performance of the sub-accounts of the variable account and the funds available for investment through the sub-accounts of the variable account may appear in advertisements, sales literature or reports to policy owners or prospective purchasers. SUCH PERFORMANCE INFORMATION FOR THE SUB-ACCOUNTS WILL REFLECT THE DEDUCTION OF ALL FUND FEES AND CHARGES, INCLUDING INVESTMENT MANAGEMENT FEES, DISTRIBUTION (12B-1) FEES AND OTHER EXPENSES BUT WILL NOT REFLECT DEDUCTIONS FOR ANY POLICY FEES AND CHARGES. IF THE POLICY'S PREMIUM EXPENSE, COST OF INSURANCE, MORTALITY AND EXPENSE RISK, POLICY AND ADMINISTRATIVE CHARGES AND THE OTHER TRANSACTION, PERIODIC OR OPTIONAL BENEFITS FEES AND CHARGES WERE DEDUCTED, THE PERFORMANCE SHOWN WOULD BE SIGNIFICANTLY LOWER.

With respect to performance reporting it is important to remember that past performance does not guarantee future results. Current performance may be higher or lower than the performance shown and actual investment returns and principal values will fluctuate so that shares and/or units, at redemption, may be worth more or less than their original cost.

Performance history of the sub-accounts of the variable account and the corresponding funds is measured by comparing the value at the beginning of the period to the value at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years (if the fund has been in existence for these periods) and since the inception date of the fund (if the fund has been in existence for less than ten years). We may provide performance information showing average annual total returns for periods prior to the date a sub-account commenced operation. We will calculate such performance information based on the assumption that the sub-accounts were in existence for the same periods as those indicated for the funds, with the level of charges at the variable account level that were in effect at the inception of the sub-accounts. Performance information will be specific to the class of fund shares offered through the policy, however, for periods prior to the date a class of fund shares commenced operations, performance information may be based on a different class of shares of the same fund. In this case, performance for the periods prior to the date a class of fund shares commenced operations will be adjusted by the fund fees and expenses associated with the class of fund shares offered through the policy.

We may compare performance of the sub-accounts and/or the funds as reported from time to time in advertisements and sales literature to other variable life insurance issuers in general; to the performance of particular types of variable life insurance policies investing in mutual funds; or to investment series of mutual funds with investment objectives similar to each of the sub-accounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar. Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as *Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's* and *Fortune*. Lipper and Morningstar are independent services which monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable annuity issuers as well as variable life insurance issuers. The performance analysis prepared by Lipper and Morningstar ranks such issuers on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. We may also compare the performance of each sub-account in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each sub-account to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

To help you better understand how your policy's death benefits, policy value and surrender value will vary over time under different sets of assumptions, we encourage you to obtain a personalized illustration. Personalized illustrations will assume deductions for fund expenses and policy and variable account charges. We will base these illustrations on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. These personalized illustrations will be based on either a hypothetical investment return of the funds of 0% and other percentages not to exceed 12% or on the actual historical experience of the funds as if the sub-accounts had been in existence and a policy issued for the same periods as those indicated for the funds. Subject to regulatory approval, personalized illustrations may be based upon a weighted average of fund expenses rather than an arithmetic average. A personalized illustration is available upon request by contacting our Customer Service Center at P.O. Box 724927, Atlanta, GA 30119 or by calling 1-866-790-1988.

EXPERTS

Certain financial statements included in this Statement of Additional Information (see Table of Contents, page 1), which is part of the registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The statements of assets and liabilities of Security Life Separate Account L1 as of December 31, 2003 and the related statement of operations for the year then ended and statements of changes in net assets for each of the two years in the period then ended, appearing in this Statement of Additional Information, are audited.

The statutory-basis financial statements of the Security Life of Denver Insurance Company as of December 31, 2003, 2002 and 2001, and for each of the years then ended, appearing in this Statement of Additional Information, are audited The financial statements of the company should be distinguished from the financial statements of the variable account and should be considered only as bearing upon the ability of the company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the variable account. The periods covered are not necessarily indicative of the longer term performance of the company.

The financial statements of Security Life Separate Account L1 and Security Life of Denver Insurance Company for the nine-month period ended September 30, 2004, appearing herein, are unaudited.

The pro forma financial statements of Security Life, reflecting the merger of Southland Life Insurance Company ("Southland Life") into Security Life, appearing herein, are unaudited.

We are also required to include several additional financial statements in this Statement of Additional Information because of the October 1, 2004, merger of Southland Life into Security Life. The statutory-basis financial statements as of December 31, 2003, 2002, and 2001, and for each of the years then ended of Southland Life, appearing herein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports appearing herein.

The primary business address of Ernst & Young LLP is Suite 2800, 600 Peachtree Street, Atlanta, GA 30308-2215.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Financial Statements

Year ended December 31, 2003

Contents

Report of Independent Auditors

The Board of Directors and Participants
Security Life of Denver Insurance Company

We have audited the accompanying statements of assets and liabilities of Security Life of Denver Insurance Company Separate Account L1 (the "Account") as of December 31, 2003, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM VI Capital Appreciation Fund - Series I Shares
  AIM VI Government Securities Fund - Series I Shares
Alger American Funds:
  Alger American Growth Portfolio - Class O Shares
  Alger American Leveraged AllCap Portfolio - Class O Shares
  Alger American MidCap Growth Portfolio - Class O Shares
  Alger American Small Capitalization Portfolio - Class O Shares
American Funds Insurance Series:
  American Funds - Growth Fund - Class 2
  American Funds - Growth-Income Fund - Class 2
  American Funds - International Fund - Class 2
Fidelity® Variable Insurance Products Funds:
  Fidelity® VIP *Asset Manager*SM Portfolio - Initial Class
  Fidelity® VIP *Asset Manager*SM Portfolio - Service Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Service Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
  Fidelity® VIP Money Market Portfolio - Initial Class

  Fidelity® VIP Overseas Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Service Class
ING Income Shares:
  ING VP Bond Portfolio - Class R
ING Investors Trust:
  ING Hard Assets Portfolio - Institutional Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Service Class
  ING Marisco Growth Portfolio - Institutional Class
  ING MFS Mid Cap Growth Portfolio - Institutional Class
  ING MFS Research Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class
  ING T. Rowe Price Equity Income Portfolio - Institutional Class
ING Partners, Inc.:
  ING JPMorgan Mid Cap Value - Initial Class
  ING PIMCO Total Return Portfolio - Initial Class
  ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
  ING Salomon Brothers Investors Portfolio - Institutional Class
  ING UBS Tactical Asset Allocation Portfolio - Initial Class
  ING Van Kampen Comstock Portfolio - Initial Class

ING Variable Portfolios, Inc.:
  ING VP Index Plus Large Cap Portfolio - Class R
  ING VP Index Plus Mid Cap Portfolio - Class R
  ING VP Index Plus Small Cap Portfolio - Class R
ING Variable Products Trust:
  ING VP Growth Opportunities Portfolio - Class R
  ING VP MagnaCap Portfolio - Class R
  ING VP MidCap Opportunities Portfolio - Class R
  ING VP SmallCap Opportunities Portfolio - Class R
INVESCO Variable Investment Funds, Inc.:
  INVESCO VIF - Core Equity Fund
  INVESCO VIF - Health Sciences Fund
  INVESCO VIF - High Yield Fund
  INVESCO VIF - Small Company Growth Fund
  INVESCO VIF - Total Return Fund
  INVESCO VIF - Utilities Fund
Janus Aspen Series:
  Janus Aspen Growth Portfolio - Service Shares
  Janus Aspen Series International Growth Portfolio - Service
    Shares
  Janus Aspen Series Mid Cap Growth Portfolio - Service
Shares
  Janus Aspen Series Worldwide Growth Portfolio - Service
Shares

M Fund, Inc:
  Brandes International Equity Fund
  Business Opportunity Value Fund
  Clifton Enhanced US Equity Fund
  Frontier Capital Appreciation Fund
  Turner Core Growth Fund
Neuberger Berman Advisers Management Trust:
  Neuberger Berman AMT Growth Portfolio
  Neuberger Berman AMT Limited Maturity Bond Portfolio -
    Class I
  Neuberger Berman AMT Partners Portfolio - Class I
Pioneer Variable Contracts Trust:
  Pioneer Mid-Cap Value VCT Portfolio - Class I
  Pioneer Small Cap Value VCT Portfolio - Class I
Putnam Variable Trust:
  Putnam VT Growth and Income Fund - Class IB Shares
  Putnam VT New Opportunities Fund - Class IB Shares
  Putnam VT Small Cap Value Fund - Class IB Shares
  Putnam VT Voyager Fund - Class IB Shares
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Fund
  Van Eck Worldwide Emerging Markets Fund
  Van Eck Worldwide Hard Assets Fund
  Van Eck Worldwide Real Estate Fund

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2003, by correspondence with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Divisions of the Security Life of Denver Insurance Company Separate Account L1 at December 31, 2003, and the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 15, 2004

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities

December 31, 2003

(Dollars in thousands, except for unit data)

	AIM VI Capital Appreciation	AIM VI Government Securities	Alger American Growth	Alger American Leveraged AllCap	Alger American MidCap Growth
Assets					
Investments in mutual funds at fair value	$ 10,989	$ 29,800	$ 44,540	$ 18,180	$ 43,924
Total assets	10,989	29,800	44,540	18,180	43,924
Net assets	$ 10,989	$ 29,800	$ 44,540	$ 18,180	$ 43,924
Number of units outstanding:					
Class A	944,437.260	2,017,586.972	1,922,128.600	579,069.968	1,272,167.837
Class B	102,125.603	270,861.713	339,052.152	122,901.103	352,070.795
Value per unit:					
Class A	$ 10.65	$ 13.01	$ 21.74	$ 29.61	$ 30.91
Class B	$ 9.11	$ 13.11	$ 8.12	$ 8.41	$ 13.07
Total number of mutual fund shares	516,383	2,436,615	1,337,945	647,200	2,387,189
Cost of mutual fund shares	$ 9,880	$ 29,728	$ 53,013	$ 17,706	$ 37,439

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities

December 31, 2003

(Dollars in thousands, except for unit data)

	Alger American Small Capitalization	American Funds Growth	American Funds Growth-Income	American Funds International	Fidelity® VIP *Asset Manager*SM
Assets					
Investments in mutual funds at fair value	$ 19,376	$ 3,929	$ 3,463	$ 2,412	$ 21,003
Total assets	19,376	3,929	3,463	2,412	21,003
Net assets	$ 19,376	$ 3,929	$ 3,463	$ 2,412	$ 21,003
Number of units outstanding:					
Class A	1,366,912.242	225,349.476	185,194.154	102,569.110	1,159,746.952
Class B	79,486.668	79,266.687	82,606.086	71,120.487	-
Value per unit:					
Class A	$ 13.76	$ 12.88	$ 12.91	$ 13.86	$ 18.11
Class B	$ 7.14	$ 12.95	$ 12.98	$ 13.93	$ -
Total number of mutual fund shares	1,114,859	86,352	103,437	180,024	1,452,491
Cost of mutual fund shares	$ 14,541	$ 3,680	$ 3,238	$ 2,199	$ 19,253

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities

December 31, 2003

(Dollars in thousands, except for unit data)

	Fidelity® VIP Asset Manager^SM SC	Fidelity® VIP Growth	Fidelity® VIP Growth SC	Fidelity® VIP Index 500	Fidelity® VIP Money Market
Assets					
Investments in mutual funds at fair value	$ 1,056	$ 53,751	$ 2,000	$ 195,682	$ 68,318
Total assets	1,056	53,751	2,000	195,682	68,318
Net assets	$ 1,056	$ 53,751	$ 2,000	$ 195,682	$ 68,318
Number of units outstanding:					
Class A	-	2,323,048.766	-	7,056,176.390	4,914,978.848
Class B	99,266.388	61,069.091	252,804.825	2,380,264.503	-
Value per unit:					
Class A	$ -	$ 22.92	$ -	$ 24.75	$ 13.90
Class B	$ 10.64	$ 8.29	$ 7.91	$ 8.84	$ -
Total number of mutual fund shares	73,500	1,731,654	64,673	1,551,430	68,318,206
Cost of mutual fund shares	$ 967	$ 50,314	$ 1,635	$ 199,626	$ 68,317

The accompanying notes are an integral part of these financial statements.

S - 7

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities

December 31, 2003

(Dollars in thousands, except for unit data)

	Fidelity® VIP Overseas	Fidelity® VIP Overseas SC	ING VP Bond	ING Hard Assets	ING Limited Maturity Bond
Assets					
Investments in mutual funds at fair value	$ 38,294	$ 1,641	$ 5,775	$ 61	$ 465
Total assets	38,294	1,641	5,775	61	465
Net assets	$ 38,294	$ 1,641	$ 5,775	$ 61	$ 465
Number of units outstanding:					
Class A	2,625,421.903	-	330,623.842	2,681.885	-
Class B	49,330.145	188,658.881	174,719.213	1,466.933	35,577.884
Value per unit:					
Class A	$ 14.41	$ -	$ 11.38	$ 15.45	$ -
Class B	$ 9.35	$ 8.70	$ 11.52	$ 13.11	$ 13.08
Total number of mutual fund shares	2,456,290	105,688	408,146	4,072	39,945
Cost of mutual fund shares	$ 31,499	$ 1,324	$ 5,664	$ 55	$ 462

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities

December 31, 2003

(Dollars in thousands, except for unit data)

	ING Liquid Assets	ING Marisco Growth	ING MFS Mid Cap Growth	ING MFS Research	ING MFS Total Return
Assets					
Investments in mutual funds at fair value	$ 20,993	$ 1,870	$ 2,923	$ 7	$ 1,246
Total assets	20,993	1,870	2,923	7	1,246
Net assets	$ 20,993	$ 1,870	$ 2,923	$ 7	$ 1,246
Number of units outstanding:					
Class A	-	91,871.834	247,475.560	-	29,404.864
Class B	1,827,077.212	89,645.416	133,424.028	794.548	70,057.945
Value per unit:					
Class A	$ -	$ 12.78	$ 6.79	$ -	$ 11.57
Class B	$ 11.49	$ 7.76	$ 9.31	$ 8.22	$ 12.93
Total number of mutual fund shares	20,993,117	144,831	288,503	439	72,361
Cost of mutual fund shares	$ 20,993	$ 1,819	$ 2,608	$ 6	$ 1,159

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities

December 31, 2003

(Dollars in thousands, except for unit data)

	ING T. Rowe Price Capital Appreciation	ING T. Rowe Price Equity Income	ING JPMorgan Mid Cap Value	ING PIMCO Total Return	ING Salomon Brothers Aggressive Growth
Assets					
Investments in mutual funds at fair value	$ 22,308	$ 2,734	$ 1,139	$ 5,884	$ 123
Total assets	22,308	2,734	1,139	5,884	123
Net assets	$ 22,308	$ 2,734	$ 1,139	$ 5,884	$ 123
Number of units outstanding:					
Class A	1,223,705.521	157,946.036	47,421.972	520,349.537	5,398.709
Class B	461,983.799	62,189.463	41,853.534	55,721.030	4,186.085
Value per unit:					
Class A	$ 13.16	$ 12.70	$ 12.73	$ 10.21	$ 12.77
Class B	$ 13.43	$ 11.71	$ 12.80	$ 10.26	$ 12.83
Total number of mutual fund shares	1,044,890	225,404	95,668	554,093	3,369
Cost of mutual fund shares	$ 18,836	$ 2,492	$ 1,079	$ 5,927	$ 116

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities

December 31, 2003

(Dollars in thousands, except for unit data)

	ING Salomon Brothers Investors	ING UBS Tactical Asset Allocation	ING Van Kampen Comstock	ING VP Index Plus Large Cap	ING VP Index Plus Mid Cap
Assets					
Investments in mutual funds at fair value	$ 161	$ 143	$ 4,034	$ 4,224	$ 7,802
Total assets	161	143	4,034	4,224	7,802
Net assets	$ 161	$ 143	$ 4,034	$ 4,224	$ 7,802
Number of units outstanding:					
Class A	9,425.543	9,596.183	214,534.918	226,365.623	278,489.976
Class B	2,946.635	4,881.472	157,806.996	195,624.913	433,647.315
Value per unit:					
Class A	$ 13.02	$ 9.85	$ 10.78	$ 9.95	$ 10.87
Class B	$ 13.09	$ 9.97	$ 10.91	$ 10.08	$ 11.01
Total number of mutual fund shares	15,347	4,718	380,600	311,982	498,826
Cost of mutual fund shares	$ 147	$ 130	$ 3,514	$ 3,633	$ 6,477

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities

December 31, 2003

(Dollars in thousands, except for unit data)

	ING VP Index Plus Small Cap	ING VP Growth Opportunities	ING VP MagnaCap	ING VP MidCap Opportunities	ING VP SmallCap Opportunities
Assets					
Investments in mutual funds at fair value	$ 2,906	$ 281	$ 1,281	$ 1,404	$ 2,743
Total assets	2,906	281	1,281	1,404	2,743
Net assets	$ 2,906	$ 281	$ 1,281	$ 1,404	$ 2,743
Number of units outstanding:					
Class A	149,254.314	27,649.204	86,895.751	37,427.115	244,164.180
Class B	112,197.465	8,484.742	44,048.862	114,164.269	120,896.212
Value per unit:					
Class A	$ 11.05	$ 7.75	$ 9.71	$ 9.12	$ 7.46
Class B	$ 11.20	$ 7.91	$ 9.92	$ 9.31	$ 7.62
Total number of mutual fund shares	214,931	56,392	144,878	228,326	185,819
Cost of mutual fund shares	$ 2,330	$ 251	$ 1,054	$ 1,104	$ 2,487

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities

December 31, 2003

(Dollars in thousands, except for unit data)

	INVESCO VIF - Core Equity	INVESCO VIF - Health Sciences	INVESCO VIF - High Yield	INVESCO VIF - Small Company Growth	INVESCO VIF - Total Return
Assets					
Investments in mutual funds at fair value	$ 27,110	$ 631	$ 27,768	$ 13,864	$ 10,471
Total assets	27,110	631	27,768	13,864	10,471
Net assets	$ 27,110	$ 631	$ 27,768	$ 13,864	$ 10,471
Number of units outstanding:					
Class A	1,036,512.551	45,231.327	1,629,863.630	959,716.789	583,565.243
Class B	230,372.665	15,443.595	213,277.916	141,139.985	55,869.316
Value per unit:					
Class A	$ 23.99	$ 10.37	$ 15.79	$ 12.99	$ 16.94
Class B	$ 9.74	$ 10.50	$ 9.53	$ 9.90	$ 10.47
Total number of mutual fund shares	1,513,666	35,925	3,501,650	1,024,686	825,753
Cost of mutual fund shares	$ 26,644	$ 549	$ 26,260	$ 11,582	$ 10,000

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities

December 31, 2003

(Dollars in thousands, except for unit data)

	INVESCO VIF - Utilities	Janus Aspen Growth	Janus Aspen International Growth	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide
Assets					
Investments in mutual funds at fair value	$ 8,951	$ 4,019	$ 6,883	$ 2,203	$ 3,806
Total assets	8,951	4,019	6,883	2,203	3,806
Net assets	$ 8,951	$ 4,019	$ 6,883	$ 2,203	$ 3,806
Number of units outstanding:					
Class A	581,378.008	470,135.461	691,879.328	469,269.981	473,178.664
Class B	111,563.193	210,606.487	358,207.136	90,389.303	153,209.052
Value per unit:					
Class A	$ 14.13	$ 5.86	$ 6.50	$ 3.92	$ 6.04
Class B	$ 6.60	$ 6.00	$ 6.66	$ 4.02	$ 6.19
Total number of mutual fund shares	690,678	211,063	300,694	104,651	148,108
Cost of mutual fund shares	$ 7,876	$ 3,265	$ 5,482	$ 1,908	$ 3,503

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities

December 31, 2003

(Dollars in thousands, except for unit data)

	Brandes International Equity	Business Opportunity Value	Frontier Capital Appreciation	Turner Core Growth	Neuberger Berman AMT Growth
Assets					
Investments in mutual funds at fair value	$ 8,330	$ 1,103	$ 5,926	$ 1,538	$ 14,408
Total assets	8,330	1,103	5,926	1,538	14,408
Net assets	$ 8,330	$ 1,103	$ 5,926	$ 1,538	$ 14,408
Number of units outstanding:					
Class A	694,748.601	94,450.619	480,047.285	154,179.884	868,224.752
Class B	18,625.190	18,210.257	11,090.065	11,806.988	37,817.543
Value per unit:					
Class A	$ 11.67	$ 9.77	$ 12.06	$ 9.25	$ 16.26
Class B	$ 11.91	$ 9.90	$ 12.32	$ 9.44	$ 7.68
Total number of mutual fund shares	572,084	109,323	300,507	116,575	1,382,704
Cost of mutual fund shares	$ 6,401	$ 911	$ 4,111	$ 1,357	$ 13,794

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities

December 31, 2003

(Dollars in thousands, except for unit data)

	Neuberger Berman AMT Limited Maturity Bond	Neuberger Berman AMT Partners	Pioneer Mid-Cap Value VCT	Pioneer Small Cap Value VCT	Putnam VT Growth and Income
Assets					
Investments in mutual funds at fair value	$ 30,686	$ 32,014	$ 7,115	$ 2,455	$ 5,300
Total assets	30,686	32,014	7,115	2,455	5,300
Net assets	$ 30,686	$ 32,014	$ 7,115	$ 2,455	$ 5,300
Number of units outstanding:					
Class A	1,741,581.543	1,320,840.811	503,980.540	175,680.751	358,889.858
Class B	350,662.826	82,196.064	112,190.778	54,150.389	167,623.992
Value per unit:					
Class A	$ 15.32	$ 23.62	$ 11.52	$ 10.65	$ 10.00
Class B	$ 11.42	$ 9.93	$ 11.67	$ 10.79	$ 10.21
Total number of mutual fund shares	2,324,667	2,078,861	347,588	196,423	227,874
Cost of mutual fund shares	$ 30,970	$ 29,352	$ 6,360	$ 2,166	$ 4,389

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities

December 31, 2003

(Dollars in thousands, except for unit data)

	Putnam VT New Opportunities	Putnam VT Small Cap Value	Putnam VT Voyager	Van Eck Worldwide Bond	Van Eck Worldwide Emerging Markets
Assets					
Investments in mutual funds at fair value	$ 776	$ 15,925	$ 1,455	$ 5,371	$ 10,998
Total assets	776	15,925	1,455	5,371	10,998
Net assets	$ 776	$ 15,925	$ 1,455	$ 5,371	$ 10,998
Number of units outstanding:					
Class A	61,451.587	890,057.696	111,431.062	341,154.529	877,628.981
Class B	27,552.729	244,791.712	56,514.600	53,206.281	89,707.761
Value per unit:					
Class A	$ 8.66	$ 13.97	$ 8.60	$ 13.61	$ 11.29
Class B	$ 8.84	$ 14.26	$ 8.78	$ 13.68	$ 12.15
Total number of mutual fund shares	50,935	878,854	56,029	403,529	905,216
Cost of mutual fund shares	$ 657	$ 12,107	$ 1,237	$ 4,841	$ 7,953

The accompanying notes are an integral part of these financial statements.

S - 17

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities

December 31, 2003

(Dollars in thousands, except for unit data)

	Van Eck Worldwide Hard Assets	Van Eck Worldwide Real Estate
Assets		
Investments in mutual funds at fair value	$ 7,224	$ 6,614
Total assets	7,224	6,614
Net assets	$ 7,224	$ 6,614
Number of units outstanding:		
Class A	519,376.187	425,644.792
Class B	25,996.030	67,342.566
Value per unit:		
Class A	$ 13.28	$ 13.19
Class B	$ 12.57	$ 14.84
Total number of mutual fund shares	485,816	499,518
Cost of mutual fund shares	$ 5,877	$ 5,442

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations

For the year ended December 31, 2003

(Dollars in thousands)

	AIM VI Capital Appreciation	AIM VI Government Securities	Alger American Growth	Alger American Leveraged AllCap	Alger American MidCap Growth
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ -	$ 735	$ -	$ -	$ -
Total investment income (loss)	-	735	-	-	-
Expenses:					
Mortality, expense risk and other charges	68	243	270	114	244
Total expenses	68	243	270	114	244
Net investment income (loss)	(68)	492	(270)	(114)	(244)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(465)	857	(8,251)	(803)	(1,579)
Net unrealized appreciation (depreciation) on investments	3,013	(1,265)	19,787	5,464	15,543
Net realized and unrealized gain (loss) on investments	2,548	(408)	11,536	4,661	13,964
Net increase (decrease) in net assets resulting from operations	$ 2,480	$ 84	$ 11,266	$ 4,547	$ 13,720

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations

For the year ended December 31, 2003

(Dollars in thousands)

	Alger American Small Capitalization	American Funds Growth	American Funds Growth-Income	American Funds International	Fidelity® VIP *Asset Manager*^{SM}
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ -	$ 3	$ 24	$ 24	$ 767
Total investment income (loss)	-	3	24	24	767
Expenses:					
Mortality, expense risk and other charges	121	4	4	3	161
Total expenses	121	4	4	3	161
Net investment income (loss)	(121)	(1)	20	21	606
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(928)	2	33	20	(876)
Net unrealized appreciation (depreciation) on investments	6,948	249	225	213	3,655
Net realized and unrealized gain (loss) on investments	6,020	251	258	233	2,779
Net increase (decrease) in net assets resulting from operations	$ 5,899	$ 250	$ 278	$ 254	$ 3,385

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations

For the year ended December 31, 2003
(Dollars in thousands)

	Fidelity® VIP Asset Manager℠ SC	Fidelity® VIP Growth	Fidelity® VIP Growth SC	Fidelity® VIP Index 500	Fidelity® VIP Money Market
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ 23	$ 121	$ 1	$ 2,471	$ 862
Total investment income (loss)	23	121	1	2,471	862
Expenses:					
Mortality, expense risk and other charges	-	357	-	1,178	647
Total expenses	-	357	-	1,178	647
Net investment income (loss)	23	(236)	1	1,293	215
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(9)	(5,562)	(43)	(10,631)	1
Net unrealized appreciation (depreciation) on investments	111	19,283	436	52,584	(1)
Net realized and unrealized gain (loss) on investments	102	13,721	393	41,953	-
Net increase (decrease) in net assets resulting from operations	$ 125	$ 13,485	$ 394	$ 43,246	$ 215

The accompanying notes are an integral part of these financial statements.

S - 21

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations

For the year ended December 31, 2003

(Dollars in thousands)

	Fidelity® VIP Overseas	Fidelity® VIP Overseas SC	ING VP Bond	ING Hard Assets	ING Limited Maturity Bond
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ 230	$ 5	$ 78	$ -	$ 5
Total investment income (loss)	230	5	78	-	5
Expenses:					
Mortality, expense risk and other charges	223	-	26	-	-
Total expenses	223	-	26	-	-
Net investment income (loss)	7	5	52	-	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3,817	(16)	108	-	-
Net unrealized appreciation (depreciation) on investments	7,962	373	105	6	6
Net realized and unrealized gain (loss) on investments	11,779	357	213	6	6
Net increase (decrease) in net assets resulting from operations	$ 11,786	$ 362	$ 265	$ 6	$ 11

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations

For the year ended December 31, 2003
(Dollars in thousands)

	ING Liquid Assets	ING Marisco Growth	ING MFS Mid Cap Growth	ING MFS Research	ING MFS Total Return
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ 161	$ -	$ -	$ -	$ 7
Total investment income (loss)	161	-	-	-	7
Expenses:					
Mortality, expense risk and other charges	-	3	9	-	1
Total expenses	-	3	9	-	1
Net investment income (loss)	161	(3)	(9)	-	6
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	52	(41)	-	1
Net unrealized appreciation (depreciation) on investments	-	51	639	1	86
Net realized and unrealized gain (loss) on investments	-	103	598	1	87
Net increase (decrease) in net assets resulting from operations	$ 161	$ 100	$ 589	$ 1	$ 93

The accompanying notes are an integral part of these financial statements.

S - 23

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations

For the year ended December 31, 2003

(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation	ING T. Rowe Price Equity Income	ING JPMorgan Mid Cap Value	ING PIMCO Total Return	ING Salomon Brothers Aggressive Growth
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ 123	$ 12	$ 12	$ 181	$ -
Total investment income (loss)	123	12	12	181	-
Expenses:					
Mortality, expense risk and other charges	88	5	1	12	-
Total expenses	88	5	1	12	-
Net investment income (loss)	35	7	11	169	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	64	19	11	(12)	-
Net unrealized appreciation (depreciation) on investments	3,883	244	60	(43)	7
Net realized and unrealized gain (loss) on investments	3,947	263	71	(55)	7
Net increase (decrease) in net assets resulting from operations	$ 3,982	$ 270	$ 82	$ 114	$ 7

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations

For the year ended December 31, 2003

(Dollars in thousands)

	ING Salomon Brothers Investors	ING UBS Tactical Asset Allocation	ING Van Kampen Comstock	ING VP Index Plus Large Cap	ING VP Index Plus Mid Cap
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ -	$ -	$ 92	$ 32	$ 22
Total investment income (loss)	-	-	92	32	22
Expenses:					
Mortality, expense risk and other charges	-	-	11	9	15
Total expenses	-	-	11	9	15
Net investment income (loss)	-	-	81	23	7
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	2	75	32	37
Net unrealized appreciation (depreciation) on investments	14	12	498	607	1,415
Net realized and unrealized gain (loss) on investments	14	14	573	639	1,452
Net increase (decrease) in net assets resulting from operations	$ 14	$ 14	$ 654	$ 662	$ 1,459

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations

For the year ended December 31, 2003

(Dollars in thousands)

	ING VP Index Plus Small Cap	ING VP Growth Opportunities	ING VP MagnaCap	ING VP MidCap Opportunities	ING VP SmallCap Opportunities
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ 3	$ -	$ 14	$ -	$ -
Total investment income (loss)	3	-	14	-	-
Expenses:					
Mortality, expense risk and other charges	7	1	7	4	11
Total expenses	7	1	7	4	11
Net investment income (loss)	(4)	(1)	7	(4)	(11)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	29	(12)	(57)	2	(234)
Net unrealized appreciation (depreciation) on investments	574	75	387	361	861
Net realized and unrealized gain (loss) on investments	603	63	330	363	627
Net increase (decrease) in net assets resulting from operations	$ 599	$ 62	$ 337	$ 359	$ 616

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations

For the year ended December 31, 2003
(Dollars in thousands)

	INVESCO VIF - Core Equity	INVESCO VIF - Health Sciences	INVESCO VIF - High Yield	INVESCO VIF - Small Company Growth	INVESCO VIF - Total Return
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ 286	$ -	$ 1,564	$ -	$ 253
Total investment income (loss)	286	-	1,564	-	253
Expenses:					
Mortality, expense risk and other charges	171	2	174	88	72
Total expenses	171	2	174	88	72
Net investment income (loss)	115	(2)	1,390	(88)	181
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,400)	10	1,159	(1,601)	(291)
Net unrealized appreciation (depreciation) on investments	6,164	89	2,950	5,254	1,609
Net realized and unrealized gain (loss) on investments	4,764	99	4,109	3,653	1,318
Net increase (decrease) in net assets resulting from operations	$ 4,879	$ 97	$ 5,499	$ 3,565	$ 1,499

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations

For the year ended December 31, 2003

(Dollars in thousands)

	INVESCO VIF - Utilities	Janus Aspen Growth	Janus Aspen International Growth	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ 98	$ -	$ 61	$ -	$ 34
Total investment income (loss)	98	-	61	-	34
Expenses:					
Mortality, expense risk and other charges	56	18	31	13	23
Total expenses	56	18	31	13	23
Net investment income (loss)	42	(18)	30	(13)	11
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,619)	(27)	(462)	(222)	(459)
Net unrealized appreciation (depreciation) on investments	2,797	942	2,249	832	1,268
Net realized and unrealized gain (loss) on investments	1,178	915	1,787	610	809
Net increase (decrease) in net assets resulting from operations	$ 1,220	$ 897	$ 1,817	$ 597	$ 820

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations

For the year ended December 31, 2003

(Dollars in thousands)

	Brandes International Equity	Business Opportunity Value	Clifton Enhanced US Equity	Frontier Capital Appreciation	Turner Core Growth
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ 74	$ 7	$ 1	$ -	$ 3
Total investment income (loss)	74	7	1	-	3
Expenses:					
Mortality, expense risk and other charges	50	4	6	35	7
Total expenses	50	4	6	35	7
Net investment income (loss)	24	3	(5)	(35)	(4)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(30)	13	(437)	71	(43)
Net unrealized appreciation (depreciation) on investments	2,892	200	520	2,127	347
Net realized and unrealized gain (loss) on investments	2,862	213	83	2,198	304
Net increase (decrease) in net assets resulting from operations	$ 2,886	$ 216	$ 78	$ 2,163	$ 300

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations

For the year ended December 31, 2003

(Dollars in thousands)

	Neuberger Berman AMT Growth	Neuberger Berman AMT Limited Maturity Bond	Neuberger Berman AMT Partners	Pioneer Mid-Cap Value VCT	Pioneer Small Cap Value VCT
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ -	$ 1,475	$ -	$ 6	$ -
Total investment income (loss)	-	1,475	-	6	-
Expenses:					
Mortality, expense risk and other charges	78	219	200	18	12
Total expenses	78	219	200	18	12
Net investment income (loss)	(78)	1,256	(200)	(12)	(12)
Realized and unrealized gain (loss) **on investments**					
Net realized gain (loss) on investments	(1,610)	295	(624)	279	363
Net unrealized appreciation (depreciation) on investments	4,515	(988)	8,947	788	301
Net realized and unrealized gain (loss) on investments	2,905	(693)	8,323	1,067	664
Net increase (decrease) in net assets resulting from operations	$ 2,827	$ 563	$ 8,123	$ 1,055	$ 652

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations

For the year ended December 31, 2003

(Dollars in thousands)

	Putnam VT Growth and Income	Putnam VT New Opportunities	Putnam VT Small Cap Value	Putnam VT Voyager	Van Eck Worldwide Bond
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ 97	$ -	$ 39	$ 5	$ 69
Total investment income (loss)	97	-	39	5	69
Expenses:					
Mortality, expense risk and other charges	34	4	79	8	32
Total expenses	34	4	79	8	32
Net investment income (loss)	63	(4)	(40)	(3)	37
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(331)	(18)	(449)	(133)	439
Net unrealized appreciation (depreciation) on investments	1,699	225	5,709	463	237
Net realized and unrealized gain (loss) on investments	1,368	207	5,260	330	676
Net increase (decrease) in net assets resulting from operations	$ 1,431	$ 203	$ 5,220	$ 327	$ 713

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations

For the year ended December 31, 2003

(Dollars in thousands)

	Van Eck Worldwide Emerging Markets	Van Eck Worldwide Hard Assets	Van Eck Worldwide Real Estate
Net investment income (loss)			
Income:			
Dividends from mutual funds	$ 7	$ 16	$ 109
Total investment income (loss)	7	16	109
Expenses:			
Mortality, expense risk and other charges	51	25	36
Total expenses	51	25	36
Net investment income (loss)	(44)	(9)	73
Realized and unrealized gain (loss)			
on investments			
Net realized gain (loss) on investments	95	(247)	94
Net unrealized appreciation (depreciation) on investments	3,331	1,623	1,497
Net realized and unrealized gain (loss) on investments	3,426	1,376	1,591
Net increase (decrease) in net assets resulting from operations	$ 3,382	$ 1,367	$ 1,664

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets

For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	AIM VI Capital Appreciation	AIM VI Government Securities	Alger American Growth	Alger American Leveraged AllCap
Net assets at January 1, 2002	$ 12,831	$ 25,665	$ 48,752	$ 23,276
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(78)	399	(280)	(127)
Net realized gain (loss) on investments	(5,115)	1,189	(6,345)	(2,673)
Net unrealized appreciation (depreciation) of investments	2,021	940	(10,080)	(4,956)
Net increase (decrease) in net assets from operations	(3,172)	2,528	(16,705)	(7,756)
Changes from principal transactions:				
Contract purchase payments	2,549	7,728	7,917	4,163
Administrative expenses	(873)	(1,439)	(2,550)	(1,500)
Benefit payments	-	-	(1)	-
Surrenders and withdrawals	(1,234)	(6,688)	(2,421)	(1,602)
Transfer payments from (to) other Divisions (including the GID), net	(1,277)	6,169	(2,016)	(3,494)
Other	29	25	45	25
Increase (decrease) in net assets derived from principal transactions	(806)	5,795	974	(2,408)
Total increase (decrease) in net assets	(3,978)	8,323	(15,731)	(10,164)
Net assets at December 31, 2002	8,853	33,988	33,021	13,112
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(68)	492	(270)	(114)
Net realized gain (loss) on investments	(465)	857	(8,251)	(803)
Net unrealized appreciation (depreciation) of investments	3,013	(1,265)	19,787	5,464
Net increase (decrease) in net assets from operations	2,480	84	11,266	4,547
Changes from principal transactions:				
Contract purchase payments	1,728	5,571	5,806	2,732
Administrative expenses	(686)	(1,627)	(2,346)	(1,176)
Benefit payments	(18)	(74)	(19)	(51)
Surrenders and withdrawals	(825)	(1,682)	(2,314)	(1,475)
Transfer payments from (to) other Divisions (including the GID), net	(546)	(6,466)	(916)	486
Other	3	6	42	5
Increase (decrease) in net assets derived from principal transactions	(344)	(4,272)	253	521
Total increase (decrease) in net assets	2,136	(4,188)	11,519	5,068
Net assets at December 31, 2003	$ 10,989	$ 29,800	$ 44,540	$ 18,180

The accompanying notes are an integral part of these financial statements.

S - 33

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets

For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Alger American MidCap Growth	Alger American Small Capitalization	American Funds Growth	American Funds Growth-Income
Net assets at January 1, 2002	$ 42,563	$ 19,928	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(245)	(113)	-	-
Net realized gain (loss) on investments	(3,522)	(8,952)	-	-
Net unrealized appreciation (depreciation) of investments	(8,891)	4,514	-	-
Net increase (decrease) in net assets from operations	(12,658)	(4,551)	-	-
Changes from principal transactions:				
Contract purchase payments	6,366	3,070	-	-
Administrative expenses	(2,098)	(1,130)	-	-
Benefit payments	(1)	(3)	-	-
Surrenders and withdrawals	(2,479)	(881)	-	-
Transfer payments from (to) other Divisions (including the GID), net	(4,241)	(4,898)	-	-
Other	(4)	22	-	-
Increase (decrease) in net assets derived from principal transactions	(2,457)	(3,820)	-	-
Total increase (decrease) in net assets	(15,115)	(8,371)	-	-
Net assets at December 31, 2002	27,448	11,557	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(244)	(121)	(1)	20
Net realized gain (loss) on investments	(1,579)	(928)	2	33
Net unrealized appreciation (depreciation) of investments	15,543	6,948	249	225
Net increase (decrease) in net assets from operations	13,720	5,899	250	278
Changes from principal transactions:				
Contract purchase payments	4,837	2,210	384	590
Administrative expenses	(1,926)	(1,226)	(47)	(33)
Benefit payments	(61)	-	(1)	-
Surrenders and withdrawals	(4,046)	(1,842)	(22)	(18)
Transfer payments from (to) other Divisions (including the GID), net	3,931	2,790	3,366	2,644
Other	21	(12)	(1)	2
Increase (decrease) in net assets derived from principal transactions	2,756	1,920	3,679	3,185
Total increase (decrease) in net assets	16,476	7,819	3,929	3,463
Net assets at December 31, 2003	$ 43,924	$ 19,376	$ 3,929	$ 3,463

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets

For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	American Funds International	Fidelity® VIP Asset Manager^{SM}	Fidelity® VIP Asset Manager^{SM} SC	Fidelity® VIP Growth
Net assets at January 1, 2002	$ -	$ 19,842	$ 314	$ 59,751
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	573	14	(247)
Net realized gain (loss) on investments	-	(1,528)	(22)	(12,171)
Net unrealized appreciation (depreciation) of investments	-	(1,215)	(31)	(5,863)
Net increase (decrease) in net assets from operations	-	(2,170)	(39)	(18,281)
Changes from principal transactions:				
Contract purchase payments	-	3,523	200	9,687
Administrative expenses	-	(1,108)	(20)	(3,111)
Benefit payments	-	-	-	(5)
Surrenders and withdrawals	-	(849)	-	(4,250)
Transfer payments from (to) other Divisions (including the GID), net	-	2,583	131	(2,511)
Other	-	18	2	128
Increase (decrease) in net assets derived from principal transactions	-	4,167	313	(62)
Total increase (decrease) in net assets	-	1,997	274	(18,343)
Net assets at December 31, 2002	-	21,839	588	41,408
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	21	606	23	(236)
Net realized gain (loss) on investments	20	(876)	(9)	(5,562)
Net unrealized appreciation (depreciation) of investments	213	3,655	111	19,283
Net increase (decrease) in net assets from operations	254	3,385	125	13,485
Changes from principal transactions:				
Contract purchase payments	450	2,634	62	6,192
Administrative expenses	(28)	(1,215)	(11)	(2,957)
Benefit payments	-	(18)	-	(64)
Surrenders and withdrawals	-	(2,683)	-	(4,045)
Transfer payments from (to) other Divisions (including the GID), net	1,715	(2,942)	73	(69)
Other	21	3	219	(199)
Increase (decrease) in net assets derived from principal transactions	2,158	(4,221)	343	(1,142)
Total increase (decrease) in net assets	2,412	(836)	468	12,343
Net assets at December 31, 2003	$ 2,412	$ 21,003	$ 1,056	$ 53,751

The accompanying notes are an integral part of these financial statements.

S - 35

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets

For the years ended December 31, 2003 and 2002

(Dollars in thousands)

	Fidelity® VIP Growth SC	Fidelity® VIP Index 500	Fidelity® VIP Money Market	Fidelity® VIP Overseas
Net assets at January 1, 2002	$ 209	$ 200,404	$ 94,833	$ 35,065
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	1,101	1,023	21
Net realized gain (loss) on investments	(40)	(6,959)	-	(10,669)
Net unrealized appreciation (depreciation) of investments	(82)	(38,607)	-	4,006
Net increase (decrease) in net assets from operations	(122)	(44,465)	1,023	(6,642)
Changes from principal transactions:				
Contract purchase payments	292	37,207	53,434	5,185
Administrative expenses	(37)	(10,712)	(5,168)	(2,001)
Benefit payments	-	(1)	(2,393)	-
Surrenders and withdrawals	(14)	(24,347)	(8,732)	(2,484)
Transfer payments from (to) other Divisions (including the GID), net	200	(6,640)	(32,033)	(3,497)
Other	2	(75)	55	10
Increase (decrease) in net assets derived from principal transactions	443	(4,568)	5,163	(2,787)
Total increase (decrease) in net assets	321	(49,033)	6,186	(9,429)
Net assets at December 31, 2002	530	151,371	101,019	25,636
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	1,293	215	7
Net realized gain (loss) on investments	(43)	(10,631)	1	3,817
Net unrealized appreciation (depreciation) of investments	436	52,584	(1)	7,962
Net increase (decrease) in net assets from operations	394	43,246	215	11,786
Changes from principal transactions:				
Contract purchase payments	554	28,806	22,900	3,447
Administrative expenses	(106)	(9,582)	(4,335)	(1,642)
Benefit payments	-	(73)	(1,308)	(1)
Surrenders and withdrawals	(21)	(13,138)	(12,457)	(2,219)
Transfer payments from (to) other Divisions (including the GID), net	649	(4,801)	(37,817)	1,286
Other	-	(147)	101	1
Increase (decrease) in net assets derived from principal transactions	1,076	1,065	(32,916)	872
Total increase (decrease) in net assets	1,470	44,311	(32,701)	12,658
Net assets at December 31, 2003	$ 2,000	$ 195,682	$ 68,318	$ 38,294

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets

For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Fidelity® VIP Overseas SC	ING VP Bond	ING Hard Assets	ING Limited Maturity Bond
Net assets at January 1, 2002	$ 151	$ -	$ -	$ 54,671
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	69	-	50
Net realized gain (loss) on investments	(27)	7	-	(1,338)
Net unrealized appreciation (depreciation) of investments	(48)	6	-	2,006
Net increase (decrease) in net assets from operations	(74)	82	-	718
Changes from principal transactions:				
Contract purchase payments	279	433	-	101
Administrative expenses	(31)	(52)	-	(681)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(1)	(21)	-	(1,250)
Transfer payments from (to) other Divisions (including the GID), net	244	2,096	-	(53,230)
Other	-	1	-	-
Increase (decrease) in net assets derived from principal transactions	491	2,457	-	(55,060)
Total increase (decrease) in net assets	417	2,539	-	(54,342)
Net assets at December 31, 2002	568	2,539	-	329
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	52	-	5
Net realized gain (loss) on investments	(16)	108	-	-
Net unrealized appreciation (depreciation) of investments	373	105	6	6
Net increase (decrease) in net assets from operations	362	265	6	11
Changes from principal transactions:				
Contract purchase payments	349	1,571	15	141
Administrative expenses	(79)	(322)	(1)	(18)
Benefit payments	-	-	-	(1)
Surrenders and withdrawals	(16)	(562)	-	(26)
Transfer payments from (to) other Divisions (including the GID), net	455	2,257	41	29
Other	2	27	-	-
Increase (decrease) in net assets derived from principal transactions	711	2,971	55	125
Total increase (decrease) in net assets	1,073	3,236	61	136
Net assets at December 31, 2003	$ 1,641	$ 5,775	$ 61	$ 465

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets

For the years ended December 31, 2003 and 2002

(Dollars in thousands)

	ING Liquid Assets	ING Marisco Growth	ING MFS Mid Cap Growth	ING MFS Research
Net assets at January 1, 2002	$ 7,832	$ 4	$ 465	$ 3
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	453	-	(6)	-
Net realized gain (loss) on investments	-	(1)	(235)	-
Net unrealized appreciation (depreciation) of investments	-	-	(345)	(1)
Net increase (decrease) in net assets from operations	453	(1)	(586)	(1)
Changes from principal transactions:				
Contract purchase payments	33,093	5	602	1
Administrative expenses	(2,669)	-	(71)	-
Benefit payments	(17)	-	-	-
Surrenders and withdrawals	(57,125)	-	(17)	-
Transfer payments from (to) other Divisions (including the GID), net	38,747	(3)	1,081	1
Other	-	-	5	-
Increase (decrease) in net assets derived from principal transactions	12,029	2	1,600	2
Total increase (decrease) in net assets	12,482	1	1,014	1
Net assets at December 31, 2002	20,314	5	1,479	4
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	161	(3)	(9)	-
Net realized gain (loss) on investments	-	52	(41)	-
Net unrealized appreciation (depreciation) of investments	-	51	639	1
Net increase (decrease) in net assets from operations	161	100	589	1
Changes from principal transactions:				
Contract purchase payments	23,396	531	713	2
Administrative expenses	(1,852)	(21)	(125)	-
Benefit payments	(17)	-	-	-
Surrenders and withdrawals	(1,387)	(6)	(35)	-
Transfer payments from (to) other Divisions (including the GID), net	(19,618)	1,245	296	-
Other	(4)	16	6	-
Increase (decrease) in net assets derived from principal transactions	518	1,765	855	2
Total increase (decrease) in net assets	679	1,865	1,444	3
Net assets at December 31, 2003	$ 20,993	$ 1,870	$ 2,923	$ 7

The accompanying notes are an integral part of these financial statements.

S - 38

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets

For the years ended December 31, 2003 and 2002

(Dollars in thousands)

	ING MFS Total Return	ING T. Rowe Price Capital Appreciation	ING T. Rowe Price Equity Income	ING JPMorgan Mid Cap Value
Net assets at January 1, 2002	$ 53	$ 3,909	$ 6	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	240	2	-
Net realized gain (loss) on investments	(14)	(31)	(1)	-
Net unrealized appreciation (depreciation) of investments	4	(325)	(2)	-
Net increase (decrease) in net assets from operations	(7)	(116)	(1)	-
Changes from principal transactions:				
Contract purchase payments	111	2,873	22	-
Administrative expenses	(4)	(472)	(3)	-
Benefit payments	-	(2)	-	-
Surrenders and withdrawals	-	(229)	-	-
Transfer payments from (to) other Divisions (including the GID), net	-	5,249	75	-
Other	(2)	10	-	-
Increase (decrease) in net assets derived from principal transactions	105	7,429	94	-
Total increase (decrease) in net assets	98	7,313	93	-
Net assets at December 31, 2002	151	11,222	99	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	35	7	11
Net realized gain (loss) on investments	1	64	19	11
Net unrealized appreciation (depreciation) of investments	86	3,883	244	60
Net increase (decrease) in net assets from operations	93	3,982	270	82
Changes from principal transactions:				
Contract purchase payments	204	3,685	207	230
Administrative expenses	(18)	(981)	(29)	(18)
Benefit payments	-	(349)	-	-
Surrenders and withdrawals	(1)	(448)	(4)	-
Transfer payments from (to) other Divisions (including the GID), net	817	5,198	2,188	839
Other	-	(1)	3	6
Increase (decrease) in net assets derived from principal transactions	1,002	7,104	2,365	1,057
Total increase (decrease) in net assets	1,095	11,086	2,635	1,139
Net assets at December 31, 2003	$ 1,246	$ 22,308	$ 2,734	$ 1,139

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets

For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING PIMCO Total Return	ING Salomon Brothers Aggressive Growth	ING Salomon Brothers Investors	ING UBS Tactical Asset Allocation
Net assets at January 1, 2002	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Contract purchase payments	-	-	-	3
Administrative expenses	-	-	-	-
Benefit payments	-	-	-	-
Surrenders and withdrawals	-	-	-	-
Transfer payments from (to) other Divisions (including the GID), net	-	-	-	12
Other	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	-	-	-	15
Total increase (decrease) in net assets	-	-	-	15
Net assets at December 31, 2002	-	-	-	15
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	169	-	-	-
Net realized gain (loss) on investments	(12)	-	-	2
Net unrealized appreciation (depreciation) of investments	(43)	7	14	12
Net increase (decrease) in net assets from operations	114	7	14	14
Changes from principal transactions:				
Contract purchase payments	705	14	1	23
Administrative expenses	(72)	(4)	(2)	(7)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(3)	-	-	-
Transfer payments from (to) other Divisions (including the GID), net	5,143	106	148	95
Other	(3)	-	-	3
Increase (decrease) in net assets derived from principal transactions	5,770	116	147	114
Total increase (decrease) in net assets	5,884	123	161	128
Net assets at December 31, 2003	$ 5,884	$ 123	$ 161	$ 143

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets

For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING Van Kampen Comstock	ING VP Index Plus Large Cap	ING VP Index Plus Mid Cap	ING VP Index Plus Small Cap
Net assets at January 1, 2002	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	-	(1)	-
Net realized gain (loss) on investments	(16)	(1)	(50)	(3)
Net unrealized appreciation (depreciation) of investments	21	(17)	(90)	2
Net increase (decrease) in net assets from operations	11	(18)	(141)	(1)
Changes from principal transactions:				
Contract purchase payments	177	166	1,088	118
Administrative expenses	(19)	(6)	(29)	(7)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(13)	-	-	-
Transfer payments from (to) other Divisions (including the GID), net	1,108	244	2,275	519
Other	1	3	-	1
Increase (decrease) in net assets derived from principal transactions	1,254	407	3,334	631
Total increase (decrease) in net assets	1,265	389	3,193	630
Net assets at December 31, 2002	1,265	389	3,193	630
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	81	23	7	(4)
Net realized gain (loss) on investments	75	32	37	29
Net unrealized appreciation (depreciation) of investments	498	607	1,415	574
Net increase (decrease) in net assets from operations	654	662	1,459	599
Changes from principal transactions:				
Contract purchase payments	779	1,165	1,538	576
Administrative expenses	(144)	(117)	(204)	(68)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(75)	(5)	(8)	(30)
Transfer payments from (to) other Divisions (including the GID), net	1,553	2,129	1,824	1,198
Other	2	1	-	1
Increase (decrease) in net assets derived from principal transactions	2,115	3,173	3,150	1,677
Total increase (decrease) in net assets	2,769	3,835	4,609	2,276
Net assets at December 31, 2003	$ 4,034	$ 4,224	$ 7,802	$ 2,906

The accompanying notes are an integral part of these financial statements.

For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING VP Growth Opportunities	ING VP MagnaCap	ING VP MidCap Opportunities	ING VP SmallCap Opportunities
Net assets at January 1, 2002	$ 147	$ 202	$ 294	$ 730
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	5	(4)	(7)
Net realized gain (loss) on investments	(5)	(36)	(124)	(50)
Net unrealized appreciation (depreciation) of investments	(48)	(163)	(79)	(634)
Net increase (decrease) in net assets from operations	(54)	(194)	(207)	(691)
Changes from principal transactions:				
Contract purchase payments	71	305	367	474
Administrative expenses	(7)	(47)	(39)	(74)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(52)	(7)	(11)	(5)
Transfer payments from (to) other Divisions (including the GID), net	25	765	466	867
Other	-	2	(2)	(4)
Increase (decrease) in net assets derived from principal transactions	37	1,018	781	1,258
Total increase (decrease) in net assets	(17)	824	574	567
Net assets at December 31, 2002	130	1,026	868	1,297
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	7	(4)	(11)
Net realized gain (loss) on investments	(12)	(57)	2	(234)
Net unrealized appreciation (depreciation) of investments	75	387	361	861
Net increase (decrease) in net assets from operations	62	337	359	616
Changes from principal transactions:				
Contract purchase payments	76	235	406	391
Administrative expenses	(10)	(78)	(73)	(112)
Benefit payments	-	-	-	(40)
Surrenders and withdrawals	-	(98)	(327)	(20)
Transfer payments from (to) other Divisions (including the GID), net	23	(142)	167	635
Other	-	1	4	(24)
Increase (decrease) in net assets derived from principal transactions	89	(82)	177	830
Total increase (decrease) in net assets	151	255	536	1,446
Net assets at December 31, 2003	$ 281	$ 1,281	$ 1,404	$ 2,743

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets

For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	INVESCO VIF - Core Equity	INVESCO VIF - Health Sciences	INVESCO VIF - High Yield	INVESCO VIF - Small Company Growth
Net assets at January 1, 2002	$ 29,102	$ -	$ 10,708	$ 14,861
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	198	-	2,405	(87)
Net realized gain (loss) on investments	(3,035)	-	(4,183)	(4,354)
Net unrealized appreciation (depreciation) of investments	(3,654)	(7)	2,133	(225)
Net increase (decrease) in net assets from operations	(6,491)	(7)	355	(4,666)
Changes from principal transactions:				
Contract purchase payments	5,261	34	2,440	3,357
Administrative expenses	(1,973)	(5)	(855)	(884)
Benefit payments	(7)	-	-	-
Surrenders and withdrawals	(4,217)	-	(694)	(301)
Transfer payments from (to) other Divisions (including the GID), net	1,610	112	11,220	(275)
Other	(20)	-	5	(63)
Increase (decrease) in net assets derived from principal transactions	654	141	12,116	1,834
Total increase (decrease) in net assets	(5,837)	134	12,471	(2,832)
Net assets at December 31, 2002	23,265	134	23,179	12,029
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	115	(2)	1,390	(88)
Net realized gain (loss) on investments	(1,400)	10	1,159	(1,601)
Net unrealized appreciation (depreciation) of investments	6,164	89	2,950	5,254
Net increase (decrease) in net assets from operations	4,879	97	5,499	3,565
Changes from principal transactions:				
Contract purchase payments	3,661	82	2,268	1,876
Administrative expenses	(1,564)	(25)	(1,270)	(702)
Benefit payments	(68)	-	(3)	(6)
Surrenders and withdrawals	(1,817)	(1)	(899)	(1,374)
Transfer payments from (to) other Divisions (including the GID), net	(1,232)	345	(1,021)	(1,514)
Other	(14)	(1)	15	(10)
Increase (decrease) in net assets derived from principal transactions	(1,034)	400	(910)	(1,730)
Total increase (decrease) in net assets	3,845	497	4,589	1,835
Net assets at December 31, 2003	$ 27,110	$ 631	$ 27,768	$ 13,864

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets

For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	INVESCO VIF - Total Return	INVESCO VIF - Utilities	Janus Aspen Growth	Janus Aspen International Growth
Net assets at January 1, 2002	$ 15,247	$ 7,928	$ 3,099	$ 5,140
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	182	(18)	(21)	(1)
Net realized gain (loss) on investments	(2,686)	(2,975)	(1,208)	(977)
Net unrealized appreciation (depreciation) of investments	715	1,279	182	(519)
Net increase (decrease) in net assets from operations	(1,789)	(1,714)	(1,047)	(1,497)
Changes from principal transactions:				
Contract purchase payments	1,999	2,641	986	1,452
Administrative expenses	(1,180)	(491)	(181)	(231)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(4,083)	(624)	(126)	(745)
Transfer payments from (to) other Divisions (including the GID), net	(237)	(733)	(201)	346
Other	23	(61)	30	19
Increase (decrease) in net assets derived from principal transactions	(3,478)	732	508	841
Total increase (decrease) in net assets	(5,267)	(982)	(539)	(656)
Net assets at December 31, 2002	9,980	6,946	2,560	4,484
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	181	42	(18)	30
Net realized gain (loss) on investments	(291)	(1,619)	(27)	(462)
Net unrealized appreciation (depreciation) of investments	1,609	2,797	942	2,249
Net increase (decrease) in net assets from operations	1,499	1,220	897	1,817
Changes from principal transactions:				
Contract purchase payments	1,240	971	812	1,263
Administrative expenses	(684)	(450)	(195)	(311)
Benefit payments	(12)	(3)	-	(1)
Surrenders and withdrawals	(1,377)	(168)	(299)	(403)
Transfer payments from (to) other Divisions (including the GID), net	(175)	435	241	39
Other	-	-	3	(5)
Increase (decrease) in net assets derived from principal transactions	(1,008)	785	562	582
Total increase (decrease) in net assets	491	2,005	1,459	2,399
Net assets at December 31, 2003	$ 10,471	$ 8,951	$ 4,019	$ 6,883

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets

For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide	Brandes International Equity	Business Opportunity Value
Net assets at January 1, 2002	$ 1,858	$ 3,235	$ 1,895	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11)	-	244	1
Net realized gain (loss) on investments	(362)	(317)	(234)	(4)
Net unrealized appreciation (depreciation) of investments	(245)	(787)	(877)	(8)
Net increase (decrease) in net assets from operations	(618)	(1,104)	(867)	(11)
Changes from principal transactions:				
Contract purchase payments	641	1,087	1,623	2
Administrative expenses	(138)	(214)	(172)	(3)
Benefit payments	-	(1)	-	-
Surrenders and withdrawals	(107)	(130)	(108)	-
Transfer payments from (to) other Divisions (including the GID), net	(119)	727	3,363	212
Other	22	9	23	-
Increase (decrease) in net assets derived from principal transactions	299	1,478	4,729	211
Total increase (decrease) in net assets	(319)	374	3,862	200
Net assets at December 31, 2002	1,539	3,609	5,757	200
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(13)	11	24	3
Net realized gain (loss) on investments	(222)	(459)	(30)	13
Net unrealized appreciation (depreciation) of investments	832	1,268	2,892	200
Net increase (decrease) in net assets from operations	597	820	2,886	216
Changes from principal transactions:				
Contract purchase payments	547	866	598	108
Administrative expenses	(145)	(235)	(277)	(45)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(44)	(258)	(266)	(110)
Transfer payments from (to) other Divisions (including the GID), net	(299)	(995)	(378)	731
Other	8	(1)	10	3
Increase (decrease) in net assets derived from principal transactions	67	(623)	(313)	687
Total increase (decrease) in net assets	664	197	2,573	903
Net assets at December 31, 2003	$ 2,203	$ 3,806	$ 8,330	$ 1,103

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets

For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Clifton Enhanced US Equity	Frontier Capital Appreciation	Turner Core Growth	Neuberger Berman AMT Growth
Net assets at January 1, 2002	$ 1,194	$ 1,727	$ 296	$ 13,020
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	71	(20)	(3)	(80)
Net realized gain (loss) on investments	(112)	(346)	(22)	(5,011)
Net unrealized appreciation (depreciation) of investments	(500)	(426)	(172)	1,016
Net increase (decrease) in net assets from operations	(541)	(792)	(197)	(4,075)
Changes from principal transactions:				
Contract purchase payments	425	804	77	2,514
Administrative expenses	(109)	(115)	(28)	(729)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(23)	(53)	(5)	(757)
Transfer payments from (to) other Divisions (including the GID), net	1,106	1,804	479	(265)
Other	1	15	(3)	14
Increase (decrease) in net assets derived from principal transactions	1,400	2,455	520	777
Total increase (decrease) in net assets	859	1,663	323	(3,298)
Net assets at December 31, 2002	2,053	3,390	619	9,722
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(35)	(4)	(78)
Net realized gain (loss) on investments	(437)	71	(43)	(1,610)
Net unrealized appreciation (depreciation) of investments	520	2,127	347	4,515
Net increase (decrease) in net assets from operations	78	2,163	300	2,827
Changes from principal transactions:				
Contract purchase payments	62	304	99	1,879
Administrative expenses	(51)	(191)	(55)	(585)
Benefit payments	-	-	-	(2)
Surrenders and withdrawals	-	(366)	(159)	(388)
Transfer payments from (to) other Divisions (including the GID), net	(2,146)	621	732	954
Other	4	5	2	1
Increase (decrease) in net assets derived from principal transactions	(2,131)	373	619	1,859
Total increase (decrease) in net assets	(2,053)	2,536	919	4,686
Net assets at December 31, 2003	$ -	$ 5,926	$ 1,538	$ 14,408

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets

For the years ended December 31, 2003 and 2002

(Dollars in thousands)

	Neuberger Berman AMT Limited Maturity Bond	Neuberger Berman AMT Partners	Pioneer Mid-Cap Value VCT	Pioneer Small Cap Value VCT
Net assets at January 1, 2002	$ 22,975	$ 32,191	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	989	(62)	6	(1)
Net realized gain (loss) on investments	384	(201)	(20)	(12)
Net unrealized appreciation (depreciation) of investments	(37)	(7,506)	(33)	(12)
Net increase (decrease) in net assets from operations	1,336	(7,769)	(47)	(25)
Changes from principal transactions:				
Contract purchase payments	7,105	4,428	158	58
Administrative expenses	(1,242)	(1,809)	(15)	(14)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(1,153)	(1,326)	-	-
Transfer payments from (to) other Divisions (including the GID), net	3,685	(2,676)	768	741
Other	(2)	38	-	-
Increase (decrease) in net assets derived from principal transactions	8,393	(1,345)	911	785
Total increase (decrease) in net assets	9,729	(9,114)	864	760
Net assets at December 31, 2002	32,704	23,077	864	760
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,256	(200)	(12)	(12)
Net realized gain (loss) on investments	295	(624)	279	363
Net unrealized appreciation (depreciation) of investments	(988)	8,947	788	301
Net increase (decrease) in net assets from operations	563	8,123	1,055	652
Changes from principal transactions:				
Contract purchase payments	4,261	3,291	916	317
Administrative expenses	(1,471)	(1,593)	(159)	(73)
Benefit payments	(48)	(9)	-	-
Surrenders and withdrawals	(2,195)	(1,954)	(263)	(42)
Transfer payments from (to) other Divisions (including the GID), net	(3,127)	1,065	4,711	843
Other	(1)	14	(9)	(2)
Increase (decrease) in net assets derived from principal transactions	(2,581)	814	5,196	1,043
Total increase (decrease) in net assets	(2,018)	8,937	6,251	1,695
Net assets at December 31, 2003	$ 30,686	$ 32,014	$ 7,115	$ 2,455

The accompanying notes are an integral part of these financial statements.

For the years ended December 31, 2003 and 2002

(Dollars in thousands)

	Putnam VT Growth and Income	Putnam VT New Opportunities	Putnam VT Small Cap Value	Putnam VT Voyager
Net assets at January 1, 2002	$ 3,383	$ 397	$ 6,191	$ 852
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	49	(3)	30	(1)
Net realized gain (loss) on investments	(334)	(10)	296	(39)
Net unrealized appreciation (depreciation) of investments	(848)	(146)	(2,372)	(255)
Net increase (decrease) in net assets from operations	(1,133)	(159)	(2,046)	(295)
Changes from principal transactions:				
Contract purchase payments	1,199	198	2,075	417
Administrative expenses	(208)	(26)	(387)	(38)
Benefit payments	-	-	(1)	-
Surrenders and withdrawals	(111)	(1)	(919)	(4)
Transfer payments from (to) other Divisions (including the GID), net	2,058	170	4,788	342
Other	25	-	11	1
Increase (decrease) in net assets derived from principal transactions	2,963	341	5,567	718
Total increase (decrease) in net assets	1,830	182	3,521	423
Net assets at December 31, 2002	5,213	579	9,712	1,275
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	63	(4)	(40)	(3)
Net realized gain (loss) on investments	(331)	(18)	(449)	(133)
Net unrealized appreciation (depreciation) of investments	1,699	225	5,709	463
Net increase (decrease) in net assets from operations	1,431	203	5,220	327
Changes from principal transactions:				
Contract purchase payments	940	122	1,940	311
Administrative expenses	(301)	(39)	(679)	(67)
Benefit payments	(42)	-	(1)	-
Surrenders and withdrawals	(1,248)	(16)	(1,270)	(9)
Transfer payments from (to) other Divisions (including the GID), net	(682)	(75)	1,001	(382)
Other	(11)	2	2	-
Increase (decrease) in net assets derived from principal transactions	(1,344)	(6)	993	(147)
Total increase (decrease) in net assets	87	197	6,213	180
Net assets at December 31, 2003	$ 5,300	$ 776	$ 15,925	$ 1,455

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets

For the years ended December 31, 2003 and 2002

(Dollars in thousands)

	Van Eck Worldwide Bond	Van Eck Worldwide Emerging Markets	Van Eck Worldwide Hard Assets	Van Eck Worldwide Real Estate
Net assets at January 1, 2002	$ 1,225	$ 4,516	$ 1,727	$ 2,826
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(16)	(28)	(3)	73
Net realized gain (loss) on investments	144	(493)	72	82
Net unrealized appreciation (depreciation) of investments	341	288	(154)	(445)
Net increase (decrease) in net assets from operations	469	(233)	(85)	(290)
Changes from principal transactions:				
Contract purchase payments	470	1,518	284	1,312
Administrative expenses	(186)	(322)	(151)	(213)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(216)	(437)	(200)	(74)
Transfer payments from (to) other Divisions (including the GID), net	2,054	691	559	1,312
Other	4	7	14	13
Increase (decrease) in net assets derived from principal transactions	2,126	1,457	506	2,350
Total increase (decrease) in net assets	2,595	1,224	421	2,060
Net assets at December 31, 2002	3,820	5,740	2,148	4,886
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	37	(44)	(9)	73
Net realized gain (loss) on investments	439	95	(247)	94
Net unrealized appreciation (depreciation) of investments	237	3,331	1,623	1,497
Net increase (decrease) in net assets from operations	713	3,382	1,367	1,664
Changes from principal transactions:				
Contract purchase payments	917	981	257	717
Administrative expenses	(382)	(338)	(198)	(285)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(355)	(321)	(422)	(273)
Transfer payments from (to) other Divisions (including the GID), net	662	1,543	4,065	(100)
Other	(4)	11	7	5
Increase (decrease) in net assets derived from principal transactions	838	1,876	3,709	64
Total increase (decrease) in net assets	1,551	5,258	5,076	1,728
Net assets at December 31, 2003	$ 5,371	$ 10,998	$ 7,224	$ 6,614

The accompanying notes are an integral part of these financial statements.

S - 49

1. **Organization**

   Security Life of Denver Insurance Company Separate Account L1 (the "Account") was established on November 3, 1993, by Security Life of Denver Insurance Company ("SLD" or the "Company") to support the operations of variable universal life policies ("Policies"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is a wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

   The Account supports the operations of the FirstLine Variable Universal Life, FirstLine II Variable Universal Life, Strategic Advantage Variable Universal Life, Strategic Advantage II Variable Universal Life, Variable Survivorship Universal Life, Corporate Benefits Variable Universal Life, Strategic Benefits Variable Universal Life, Asset Portfolio Manager Variable Universal Life, and Estate Designer Policies offered by the Company. Corporate Benefits Variable Universal Life and Strategic Benefits Variable Universal Life became effective in 2000 and are defined as Class B Policies due to their mortality and expense charge structure. Asset Portfolio Manager Variable Universal Life became effective in 2001 and is also defined as a Class B Policy. All other Policies are defined as Class A Policies.

   The Account is organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Policies allow the Policyholders to specify the allocation of their net premium to the various Funds. They can also transfer their account values among the Funds. The Policies also provide the Policyholders the option to allocate their net premiums, or to transfer their account values, to a guaranteed interest division ("GID") in the Company's general account. The GID guarantees a rate of interest to the Policyholder, and it is not variable in nature. Therefore, it is not included in the Account's statements. The Account may be used to support other variable life policies as the Company offers them. SLD provides for variable accumulation and benefits under the Policies by crediting premium payments to one or more divisions within the Account or the GID, as directed by the Policyholders. The portion of the Account's assets applicable to Policies will not be charged with liabilities arising out of any other business SLD may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of SLD. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of SLD.

   At December 31, 2003, the Account had, sixty-seven investment divisions (the "Divisions") forty-four of which invest in independently managed mutual funds and twenty-three of which invest in mutual funds managed by an affiliate, either Direct Services, Inc., ING Investments, LLC, or ING Life Insurance and Annuity Company. The assets in each Division are invested in shares of a designated Fund ("Fund") of various investment trusts (the "Trusts").

Investment Divisions at December 31, 2003 and related Trusts are as follows:

AIM Variable Insurance Funds:
  AIM VI Capital Appreciation Fund - Series I
    Shares
  AIM VI Government Securities Fund - Series I
    Shares
Alger American Funds:
  Alger American Growth Portfolio - Class O Shares
  Alger American Leveraged AllCap Portfolio -
    Class O Shares
  Alger American Midcap Growth Portfolio -
    Class O Shares
  Alger American Small Capitalization Portfolio -
    Class O Shares
American Funds Insurance Series:
  American Funds - Growth Fund - Class 2 **
  American Funds - Growth-Income Fund -
    Class 2**
  American Funds - International Fund - Class 2 **
Fidelity® Variable Insurance Products Funds:
  Fidelity® VIP *Asset Manager*^{SM} Portfolio - Initial
    Class
  Fidelity® VIP *Asset Manager*^{SM} Portfolio -
    Service Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Service Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
  Fidelity® VIP Money Market Portfolio - Initial
    Class
  Fidelity® VIP Overseas Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Service Class
ING Income Shares:
  ING VP Bond Portfolio - Class R
ING Investors Trust:
  ING Hard Assets Portfolio - Institutional Class **
  ING Limited Maturity Bond Portfolio - Service
    Class
  ING Liquid Assets Portfolio - Service Class
  ING Marisco Growth Portfolio - Institutional Class
  ING MFS Mid Cap Growth Portfolio -
    Institutional Class

ING Investors Trust (continued):
  ING MFS Research Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Institutional
    Class
  ING T. Rowe Price Capital Appreciation Portfolio
    - Institutional Class
  ING T. Rowe Price Equity Income Portfolio -
    Institutional Class
ING Partners, Inc.:
  ING JPMorgan Mid Cap Value - Initial Class **
  ING PIMCO Total Return Portfolio - Initial
Class **
  ING Salomon Brothers Aggressive Growth
    Portfolio - Initial Class **
  ING Salomon Brothers Investors Portfolio -
    Institutional Class **
  ING UBS Tactical Asset Allocation Portfolio -
    initial Class *
  ING Van Kampen Comstock Portfolio - Initial
    Class *
ING Variable Portfolios, Inc.:
  ING VP Index Plus Large Cap Portfolio - Class
    R *
  ING VP Index Plus Mid Cap Portfolio - Class R *
  ING VP Index Plus Small Cap Portfolio - Class
    R *
ING Variable Products Trust:
  ING VP Growth Opportunities Portfolio - Class R
  ING VP MagnaCap Portfolio - Class R
  ING VP MidCap Opportunities Portfolio - Class
    R
  ING VP SmallCap Opportunities Portfolio - Class
    R
INVESCO Variable Investment Funds, Inc.:
  INVESCO VIF - Core Equity Fund
  INVESCO VIF - Health Sciences Fund *
  INVESCO VIF - High Yield Fund
  INVESCO VIF - Small Company Growth Fund
  INVESCO VIF - Total Return Fund
  INVESCO VIF - Utilities Fund

Janus Aspen Series:
  Janus Aspen Growth Portfolio - Service Shares
  Janus Aspen International Growth Portfolio -
    Service Shares
  Janus Aspen Mid Cap Growth Portfolio - Service
    Shares
  Janus Aspen Worldwide Portfolio - Service Shares
M Fund, Inc:
  Brandes International Equity Fund *
  Business Opportunity Value Fund
  Frontier Capital Appreciation Fund
  Turner Core Growth Fund
Neuberger Berman Advisers Management Trust:
  Neuberger Berman AMT Growth Portfolio
  Neuberger Berman AMT Limited Maturity Bond
    Portfolio - Class I
  Neuberger Berman AMT Partners Portfolio -
    Class I

Pioneer Variable Contracts Trust:
  Pioneer Mid-Cap Value VCT Portfolio - Class I
    Shares *
  Pioneer Small Cap Value VCT Portfolio - Class I
    Shares *
Putnam Variable Trust:
  Putnam VT Growth and Income Fund - Class IB
    Shares
  Putnam VT New Opportunities Fund - Class IB
    Shares
  Putnam VT Small Cap Value Fund - Class IB
    Shares
  Putnam VT Voyager Fund - Class IB Shares
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Fund
  Van Eck Worldwide Emerging Markets Fund
  Van Eck Worldwide Hard Assets Fund
  Van Eck Worldwide Real Estate Fund

*   Division added in 2002.
** Division added in 2003.

The names of certain Divisions were changed during 2003. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Fidelity® Variable Insurance Products Funds:	Fidelity® Variable Insurance Products Fund II:
Fidelity® VIP *Asset Manager*^{SM} Portfolio - Initial Class	Fidelity® VIP II *Asset Manager*^{SM} Portfolio
Fidelity® VIP *Asset Manager*^{SM} Portfolio - Service Class	Fidelity® VIP II *Asset Manager*^{SM} Portfolio - Service Class
Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP II Index 500 Portfolio
ING Investors Trust:	The GCG Trust:
ING Limited Maturity Bond Portfolio - Institutional Class	GCG Trust Limited Maturity Bond Portfolio
ING Liquid Assets Portfolio - Institutional Class	GCG Trust Liquid Assets Portfolio
ING Marisco Growth Portfolio - Institutional Class	GCG Trust Growth Portfolio
ING MFS Mid Cap Growth Portfolio - Institutional Class	GCG Trust Midcap Growth Portfolio
ING MFS Research Portfolio - Institutional Class	GCG Trust Research Portfolio
ING MFS Total Return Portfolio - Institutional Class	GCG Trust Total Return Portfolio
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	GCG Trust Fully Managed Portfolio
ING T. Rowe Price Equity Income Portfolio - Institutional Class	GCG Trust Equity Income Portfolio
Janus Aspen Series:	Janus Aspen Series:
Janus Aspen Mid Cap Growth Portfolio - Service Shares	Janus Aspen Aggressive Growth Portfolio

During 2003, the Clifton Enhanced US Equity Fund was closed to Contractowners.

2.   Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the date the order to buy or sell is confirmed. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund of the Trusts are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of SLD, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Policyholders are excluded in the determination of the federal income tax liability of SLD.

Policyholder Reserves

Policyholder reserves are presented as net assets on the Statement of Assets and Liabilities and are equal to the aggregate account values of the Policyholders invested in the Account Divisions. To the extent that benefits to be paid to the Policyholders exceed their account values, SLD will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to SLD.

3. **Charges and Fees**

Under the terms of the Policies, certain charges are allocated to the Policies to cover SLD's expenses in connection with the issuance and administration of the Policies. Following is a summary of these charges:

Mortality, Expense Risk, and Other Charges

For FirstLine, FirstLine II, Strategic Advantage, Strategic Advantage II, Variable Survivorship, Estate Designer Policies, and Strategic Investor (Class A Policies), charges are made directly against the assets of the Account Divisions and are reflected daily in the computation of the unit values of the Divisions. A daily deduction, at an annual rate of 0.75% of the daily asset value of the Separate Account Divisions, is charged to the Account for mortality and expense risks assumed by the Company.

For the Corporate Benefits, Strategic Benefits, and Asset Portfolio Manager Policies (Class B Policies), mortality and expense charges result in the redemption of units rather than a deduction in the daily computation of unit values.

For Corporate Benefits Policies, a monthly deduction, at an annual rate of 0.20% of the Policyholder account value, is charged. For Strategic Benefits Policies, a monthly deduction, at an annual rate of 0.85%, 0.60%, and 0.50%, of the Policyholder account value, is charged during policy years 1 through 10, 11 through 20, and 21 and later, respectively. For Asset Portfolio Manager Policies, a monthly deduction, at an annual rate of 0.90% and 0.45% of the Policyholder account value, is charged during policy years 1 through 10 and 11 through 20, respectively. There is no mortality and expense charge after year 20 for Asset Portfolio Manager Policies.

4. **Related Party Transactions**

During the year ended December 31, 2003, management and service fees were paid indirectly to Direct Services, Inc., an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Fund's advisory agreement provided for fees at annual rates ranging from 0.53% to 1.02% of the average net assets of each respective Portfolio. Management fees were paid to ING Investments, LLC, an affiliate of the Company, in its capacity as investment advisor to ING Variable Products Trust, ING Income Shares, and ING Variable Portfolios, Inc. The Fund's advisory agreement provides for fees at annual rates ranging from 0.35% to 0.75% of the average net assets of each respective Portfolio. Additionally, management fees were paid to ING Life Insurance and Annuity Company in its capacity as investment advisor to ING Partners, Inc. The Funds' advisory agreement provides for fees at annual rats of 0.90% of the average net assets of the ING UBS Tactical Asset Allocation Portfolio and 0.60% of the average net assets of the ING Van Kampen Comstock Portfolio.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

5.   Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

| | Year ended December 31 | | | |
| | 2003 | | 2002 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
AIM Variable Insurance Funds:				
AIM VI Capital Appreciation	$ 1,621	$ 2,033	$ 6,247	$ 7,112
AIM VI Government Securities	9,856	13,637	20,789	14,636
Alger American Funds:				
Alger American Growth	6,981	6,998	8,078	7,473
Alger American Leveraged AllCap	3,899	3,491	17,554	20,006
Alger American Midcap Growth	12,863	10,351	27,910	30,512
Alger American Small Capitalization	11,574	9,773	11,368	15,363
American Funds Insurance Series:				
American Funds Growth	3,698	20	-	-
American Funds Growth Income	3,542	337	-	-
American Funds International	2,289	110	-	-
Fidelity® Variable Insurance Products Funds:				
Fidelity® VIP *Asset Manager*^{SM}	5,393	9,008	9,450	4,828
Fidelity® VIP *Asset Manager*^{SM} SC	496	131	530	203
Fidelity® VIP Growth	10,724	12,102	18,112	18,615
Fidelity® VIP Growth SC	1,285	208	952	509
Fidelity® VIP Index 500	32,715	30,359	46,237	49,592
Fidelity® VIP Money Market	101,090	133,793	189,817	183,873
Fidelity® VIP Overseas	46,550	45,671	47,539	50,148
Fidelity® VIP Overseas SC	871	155	676	184
ING Income Shares:				
ING VP Bond	7,339	4,316	2,858	332
ING Investors Trust:				
ING Hard Assets	55	-	-	-
ING Limited Maturity Bond	184	54	565	55,574
ING Liquid Assets	21,390	20,711	89,560	77,078
ING Marisco Growth	2,365	603	9	7
ING MFS Mid Cap Growth	2,731	1,884	1,957	364
ING MFS Research	2	1	2	-
ING MFS Total Return	1,026	17	230	122
ING T. Rowe Price Capital Appreciation	9,506	2,366	8,666	997
ING T. Rowe Price Equity Income	2,563	191	103	8
ING Partners, Inc.:				
ING JPMorgan Midcap Value	1,200	132	-	-
ING PIMCO Total Return	6,594	655	-	-
ING Salomon Brothers Aggressive Growth	138	22	-	-
ING Salomon Brothers Investors	153	6	-	-
ING UBS Tactical Asset Allocation	130	17	15	-
ING Van Kampen Comstock	3,135	940	1,401	141
ING Variable Portfolios, Inc.:				
ING VP Index Plus Large Cap	3,771	575	410	4
ING VP Index Plus Mid Cap	3,754	597	4,022	690
ING VP Index Plus Small Cap	1,927	254	978	347

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

	Year ended December 31			
	2003		**2002**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING Variable Products (VP) Trust:				
ING VP Growth Opportunities	$ 172	$ 85	54	18
ING VP MagnaCap	456	531	1,372	348
ING VP MidCap Opportunities	1,332	1,159	2,781	2,004
ING VP SmallCap Opportunities	3,361	2,542	1,490	238
INVESCO Variable Investment Funds, Inc.:				
INVESCO VIF - Core Equity	4,773	5,692	10,391	9,571
INVESCO VIF - Health Sciences	520	123	152	11
INVESCO VIF - High Yield	31,568	31,089	30,976	16,382
INVESCO VIF - Small Company Growth	5,044	6,862	8,222	6,322
INVESCO VIF - Total Return	1,536	2,363	4,962	8,246
INVESCO VIF Utilities	5,195	4,368	4,162	3,442
Janus Aspen Series:				
Janus Aspen Growth	1,744	1,201	3,946	3,458
Janus Aspen International Growth	4,551	3,939	2,903	2,077
Janus Aspen Mid Cap Growth	760	706	922	633
Janus Aspen Worldwide	1,171	1,783	2,284	804
M Fund, Inc:				
Brandes International Equity	2,893	3,181	6,639	1,667
Business Opportunity Value	875	185	226	14
Clifton Enhanced US Equity	258	2,393	1,847	377
Frontier Capital Appreciation	3,236	2,899	5,567	3,131
Turner Core Growth	1,101	486	743	226
Neuberger Berman Advisers Management Trust:				
Neuberger Berman AMT Growth	4,474	2,692	4,672	3,913
Neuberger Berman AMT Limited Maturity Bond	10,195	11,520	29,378	19,988
Neuberger Berman AMT Partners	7,575	6,961	21,642	22,944
Pioneer Variable Contracts Trust:				
Pioneer Mid-Cap Value VCT	7,385	2,201	998	82
Pioneer Small Cap Value VCT	6,867	5,837	852	68
Putnam Variable Trust:				
Putnam VT Growth and Income	2,314	3,595	15,166	12,154
Putnam VT New Opportunities	242	251	409	73
Putnam VT Small Cap Value	7,350	6,396	11,031	5,447
Putnam VT Voyager	626	777	932	216
Van Eck Worldwide Insurance Trust:				
Van Eck Worldwide Bond	5,046	4,172	4,255	2,145
Van Eck Worldwide Emerging Markets	5,761	3,929	4,932	3,506
Van Eck Worldwide Hard Assets	7,008	3,307	3,395	2,893
Van Eck Worldwide Real Estate	2,690	2,552	4,095	1,673

6. Changes in Units

The changes in units outstanding were as follows:

| | Year ended December 31 | | | |
| | 2003 | 2002 | | |
	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:				
AIM VI Capital Appreciation	(31,717)	671,980	(767,467)	(95,487)
AIM VI Government Securities	(331,976)	1,631,978	(1,167,870)	464,108
Alger American Funds:				
Alger American Growth	135,320	485,568	(413,022)	72,546
Alger American Leveraged AllCap	48,184	719,086	(761,594)	(42,508)
Alger American MidCap Growth	213,809	1,159,357	(1,193,765)	(34,408)
Alger American Small Capitalization	248,657	1,030,015	(1,369,035)	(339,020)
American Funds Insurance Series:				
American Funds Growth	304,616	-	-	-
American Funds Growth-Income	267,800	-	-	-
American Funds International	173,690	-	-	-
Fidelity® Variable Insurance Products Funds:				
Fidelity® VIP *Asset Manager*SM	(252,877)	558,460	(315,246)	243,214
Fidelity® VIP *Asset Manager*SM SC	34,159	55,774	(22,376)	33,398
Fidelity® VIP Growth	(23,426)	939,972	(976,157)	(36,185)
Fidelity® VIP Growth SC	163,961	130,925	(66,483)	64,442
Fidelity® VIP Index 500	651,104	2,803,034	(2,871,953)	(68,919)
Fidelity® VIP Money Market	(2,368,327)	13,655,846	(13,293,811)	362,035
Fidelity® VIP Overseas	127,738	4,181,509	(4,409,294)	(227,785)
Fidelity® VIP Overseas SC	95,278	100,315	(26,715)	73,600
ING Income Shares:				
ING VP Bond	270,092	266,604	(31,353)	235,251
ING Investors Trust:				
ING Hard Assets	4,149	-	-	-
ING Limited Maturity Bond	9,681	41,829	(4,626,328)	(4,584,499)
ING Liquid Assets	46,702	7,872,674	(6,788,789)	1,083,885
ING Marisco Growth	180,719	1,521	(1,167)	354
ING MFS Mid Cap Growth	103,975	291,972	(61,886)	230,086
ING MFS Research	159	302	(30)	272
ING MFS Total Return	85,768	20,468	(11,340)	9,128
ING T. Rowe Price Capital Appreciation	628,124	783,217	(94,217)	689,000
ING T. Rowe Price Equity Income	209,576	10,741	(781)	9,960
ING Partners, Inc.:				
ING JPMorgan Midcap Value	89,276	-	-	-
ING PIMCO Total Return	576,071	-	-	-
ING Salomon Brothers Aggressive Growth	9,585	-	-	-
ING Salomon Brothers Investors	12,372	-	-	-
ING UBS Tactical Asset Allocation	12,521	1,970	(14)	1,956
ING Van Kampen Comstock	221,095	168,184	(16,937)	151,247

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

	Year ended December 31			
	2003	2002		
	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Portfolios, Inc.:				
ING VP Index Plus Large Cap	373,301	49,112	(422)	48,690
ING VP Index Plus Mid Cap	327,236	469,065	(84,163)	384,902
ING VP Index Plus Small Cap	184,566	119,061	(42,175)	76,886
ING Variable Products (VP) Trust:				
ING VP Growth Opportunities	14,018	7,836	(2,699)	5,137
ING VP MagnaCap	(6,046)	155,659	(39,325)	116,334
ING VP MidCap Opportunities	23,300	360,810	(264,590)	96,220
ING VP SmallCap Opportunities	126,618	195,279	(32,103)	163,176
INVESCO Variable Investment Funds, Inc.:				
INVESCO VIF - Core Equity	(33,732)	562,797	(500,598)	62,199
INVESCO VIF - Health Sciences	44,260	17,637	(1,222)	16,415
INVESCO VIF - High Yield	(20,222)	2,379,761	(1,348,324)	1,031,437
INVESCO VIF - Small Company Growth	(144,187)	770,084	(557,896)	212,188
INVESCO VIF - Total Return	(62,665)	331,008	(563,130)	(232,122)
INVESCO VIF Utilities	107,999	336,251	(276,809)	59,442
Janus Aspen Series:				
Janus Aspen Growth	112,287	762,951	(696,080)	66,871
Janus Aspen International Growth	132,985	543,365	(406,029)	137,336
Janus Aspen Mid Cap Growth	35,124	268,234	(195,305)	72,929
Janus Aspen Worldwide	(105,015)	391,136	(143,837)	247,299
M Fund, Inc:				
M Fund Brandes International Equity	(8,769)	712,942	(190,657)	522,285
M Fund Business Opportunity Value	86,388	28,142	(1,869)	26,273
M Fund Clifton Enhanced US Equity	(278,008)	203,877	(46,123)	157,754
M Fund Frontier Capital Appreciation	56,601	615,532	(345,254)	270,278
M Fund Turner Core Growth	76,626	84,796	(26,594)	58,202
Neuberger Berman Advisers Management Trust:				
Neuberger Berman AMT Growth	117,907	345,906	(274,109)	71,797
Neuberger Berman AMT Limited Maturity Bond	(136,301)	1,978,216	(1,352,449)	625,767
Neuberger Berman AMT Partners	56,632	1,057,013	(1,093,740)	(36,727)
Pioneer Variable Contracts Trust:				
Pioneer Mid-Cap Value VCT	514,051	112,011	(9,891)	102,120
Pioneer Small Cap Value VCT	133,936	103,586	(7,691)	95,895
Putnam Variable Trust:				
Putnam VT Growth and Income	(131,784)	1,582,793	(1,268,532)	314,261
Putnam VT New Opportunities	1,494	55,618	(9,667)	45,951
Putnam VT Small Cap Value	103,288	976,783	(480,224)	496,559
Putnam VT Voyager	(15,210)	120,993	(27,423)	93,570

| | **Year ended December 31** | | | |
| | **2003** | **2002** | | |
	Net Increase (Decrease)	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Van Eck Worldwide Insurance Trust:				
Van Eck Worldwide Bond	65,283	402,004	(200,418)	201,586
Van Eck Worldwide Emerging Markets	190,357	623,320	(434,374)	188,946
Van Eck Worldwide Hard Assets	312,284	329,392	(276,899)	52,493
Van Eck Worldwide Real Estate	3,160	372,743	(153,825)	218,918

7. Financial Highlights

A summary of unit values and units outstanding for Policies, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2003, 2002, and 2001, along with units outstanding and unit values for the year ended December 31, 2000, follows:

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio (lowest to highest)	Total Return[C] (lowest to highest)
AIM VI Capital Appreciation						
2003	1,047	$9.11 to $10.65	$ 10,989	- %	0% to .75%	28.47% to 29.59%
2002	1,078	$7.03 to $8.29	8,853	-	0% to .75%	-25.05% to -24.41%
2001	1,174	$9.30 to $11.06	12,831	7.26	0% to .75%	-23.83% to -23.27%
2000	4,082	$12.12 to $14.52	51,039	*	*	*
AIM VI Government Securities						
2003	2,288	$13.01 to $13.11	29,800	2.30	0% to .75%	0.31% to 1.00%
2002	2,620	$12.97 to $12.98	33,988	2.03	0% to .75%	9.08% to 9.82%
2001	2,156	$11.81 to $11.90	25,665	1.35	0% to .75%	5.40% to 6.11%
2000	1,492	$11.13 to $11.29	16,764	*	*	*
Alger American Growth						
2003	2,261	$8.12 to $21.74	44,540	-	0% to .75%	34.11% to 35.11%
2002	2,126	$6.01 to $16.21	33,021	0.04	0% to .75%	-33.35% to -33.07%
2001	2,053	$8.98 to $24.32	48,752	12.91	0% to .75%	-12.74% to -11.61%
2000	1,807	$10.16 to $27.87	50,118	*	*	*
Alger American Leveraged AllCap						
2003	702	$8.41 to $29.61	18,180	-	0% to .75%	33.68% to 34.78%
2002	654	$6.24 to $22.15	13,112	0.01	0% to .75%	-34.62% to -33.97%
2001	696	$9.45 to $33.88	23,276	3.72	0% to .75%	-16.30%
2000	602	$40.48	24,378	*	*	*
Alger American MidCap Growth						
2003	1,624	$13.07 to $30.91	43,924	-	0% to .75%	46.70% to 47.85%
2002	1,410	$8.84 to $21.07	27,448	-	0% to .75%	-30.25% to -29.67%
2001	1,445	$12.57 to $30.21	42,563	46.27	0% to .75%	-7.2% to -6.40%
2000	1,028	$13.43 to $32.49	33,294	*	*	*

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Alger American Small Capitalization						
2003	1,446	$7.14 to $13.76	$ 19,376	- %	0% to .75%	41.27% to 42.23%
2002	1,198	$5.02 to $9.74	11,557	-	0% to .75%	-26.55% to -26.18
2001	1,537	$6.80 to $13.26	19,928	0.05	0% to .75%	-30.10% to -29.53%
2000	1,407	$9.65 to $18.97	26,169	*	*	*
American Funds Growth						
2003	305	$12.88 to $12.95	3,929	****	0% to .75%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
American Funds Growth-Income						
2003	268	$12.91 to $12.98	3,463	****	0% to .75%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
American Funds International						
2003	174	$13.86 to $13.93	2,412	****	0% to .75%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
Fidelity® VIP *Asset Manager*[SM]						
2003	1,160	$18.11	21,003	3.58	0.75%	17.14%
2002	1,413	$15.46	21,839	3.51	0.75%	-8.90%
2001	1,201	$16.97	19,842	4.74	0.75%	-5.35%
2000	879	$17.93	15,755	*	*	*
Fidelity® VIP *Asset Manager*[SM] SC						
2003	99	$10.64	1,056	2.80	0%	17.83%
2002	65	$9.03	588	2.94	0%	-8.79%
2001	32	$9.90	314	**	0%	**
2000	**	**	**	**	**	**

S - 61

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Growth						
2003	2,384	$8.29 to $22.92	$ 53,751	0.25 %	0% to .75%	31.88% to 32.85%
2002	2,408	$6.24 to $17.38	41,408	0.24	0% to .75%	-30.40% to -30.12%
2001	2,444	$8.93 to $24.97	59,751	7.38	0% to .75%	-18.45% to -17.62%
2000	2,264	$10.84 to $30.62	68,506	*	*	*
Fidelity® VIP Growth SC						
2003	253	$7.91	2,000	0.08	0%	32.72%
2002	88	$5.96	530	0.08	0%	-30.54%
2001	24	$8.58	209	**	0%	**
2000	**	**	**	**	**	**
Fidelity® VIP Index 500						
2003	9,436	$8.84 to $24.75	195,682	1.42	0% to .75%	27.45% to 28.49%
2002	8,785	$6.88 to $19.42	151,371	1.34	0% to .75%	-22.88% to -22.26%
2001	8,854	$8.85 to $25.18	200,404	1.05	0% to .75%	-12.72% to -12.12%
2000	6,730	$10.07 to $28.85	180,940	*	*	*
Fidelity® VIP Money Market						
2003	4,915	$13.90	68,318	1.02	0.75%	0.22%
2002	7,283	$13.87	101,019	1.70	0.75%	1.24%
2001	6,921	$13.70	94,833	3.88	0.75%	3.63%
2000	4,690	$13.22	62,015	*	*	*
Fidelity® VIP Overseas						
2003	2,675	$9.35 to $14.41	38,294	0.72	0% to .75%	42.25% to 43.40%
2002	2,547	$6.52 to $10.13	25,636	0.78	0% to .75%	-21.23% to -20.29%
2001	2,775	$8.18 to $12.86	35,065	13.45	0% to .75%	-21.63% to -21.19%
2000	2,670	$10.38 to $16.41	43,322	*	*	*
Fidelity® VIP Overseas SC						
2003	189	$8.70	1,641	0.45	0%	43.09%
2002	93	$6.08	568	0.34	0%	-20.32%
2001	19	$7.63	151	**	0%	**
2000	**	**	**	**	**	**

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Bond						
2003	505	$11.38 to $11.52	$ 5,775	1.88 %	0% to .75%	5.57% to 6.27%
2002	235	$10.78 to $10.84	2,539	***	0% to .75%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING Hard Assets						
2003	4	$13.11 to $15.45	61	****	0% to .75%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
ING Limited Maturity Bond						
2003	36	$13.08	465	1.26	0%	2.83%
2002	26	$12.72	329	0.23	0%	7.25%
2001	4,610	$11.86	54,671	16.29	0%	8.91%
2000	80	$10.89	877	*	*	*
ING Liquid Asset						
2003	1,827	$11.49	20,993	0.78	0%	0.70%
2002	1,780	$11.41	20,314	1.47	0%	1.42%
2001	696	$11.25	7,832	3.74	0%	3.88%
2000	184	$10.83	1,992	*	*	*
ING Marisco Growth						
2003	182	$7.76 to $12.78	1,870	-	0% to .75%	32.88%
2002	1	$5.84	5	-	0%	-29.55%
2001	-	$8.29	4	-	0%	-30.28%
2000	-	$11.89	1	*	*	*
ING MFS Mid Cap Growth						
2003	381	$6.79 to $9.31	2,923	-	0% to .75%	38.57% to 39.58%
2002	277	$4.90 to $6.67	1,478	-	0% to .75%	-49.38% to -48.85%
2001	46	$9.68 to $13.04	465	**	0% to .75%	**
2000	**	**	**	**	**	**

S - 63

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING MFS Research						
2003	1	$8.22	$ 7	- %	0%	24.73%
2002	1	$6.59	4	0.57	0%	-24.94%
2001	-	$8.78	3	**	0%	**
2000	**	**	**	**	**	**
ING MFS Total Return						
2003	99	$11.57 to $12.93	1,246	1.00	0% to .75%	16.91%
2002	14	$11.06	151	3.30	0%	-5.06%
2001	5	$11.65	53	13.37	0%	0.43%
2000	1	$11.60	11	*	*	*
ING T. Rowe Price Capital Appreciation						
2003	1,686	$13.16 to $13.43	22,308	0.73	0% to .75%	24.39% to 25.28%
2002	1,058	$10.58 to $10.72	11,222	3.65	0% to .75%	-0.19% to 0.56%
2001	369	$10.60 to $10.66	3,909	9.39	0% to .75%	-
2000	**	**	**	**	**	**
ING T. Rowe Price Equity Income						
2003	220	$11.71 to $12.70	2,734	0.85	0% to .75%	25.37%
2002	11	$9.34	99	4.45	0%	-13.20%
2001	1	$10.76	6	**	0%	**
2000	**	**	**	**	**	**
ING JPMorgan Mid Cap Value						
2003	89	$12.73 to $12.80	1,139	****	0% to .75%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
ING PIMCO Total Return						
2003	576	$10.21 to $10.26	5,884	****	0% to .75%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Salomon Brothers Aggressive Growth						
2003	10	$12.77 to $12.83	123	**** %	0% to .75%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
ING Salomon Brothers Investors						
2003	12	$13.02 to $13.09	161	****	0% to .75%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
ING UBS Tactical Asset Allocation						
2003	14	$9.85 to $9.97	143	-	0% to .75%	26.44% to 27.33%
2002	2	$7.79 to $7.83	15	***	0% to .75%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING Van Kampen Comstock						
2003	372	$10.78 to $10.91	4,034	3.47	0% to .75%	28.95% to 29.88%
2002	151	$8.36 to $8.40	1,265	***	0% to .75%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING VP Index Plus Large Cap						
2003	422	$9.95 to $10.08	4,224	1.39	0% to .75%	25.16% to 26.16%
2002	49	$7.95 to $7.99	389	***	0% to .75%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING VP Index Plus Mid Cap						
2003	712	$10.87 to $11.01	7,802	0.40	0% to .75%	31.44% to 32.49%
2002	385	$8.27 to $8.31	3,193	***	0% to .75%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Index Plus Small Cap						
2003	261	$11.05 to $11.20	$ 2,906	0.17 %	0% to .75%	35.09% to 36.09%
2002	77	$8.18 to $8.23	630	***	0% to .75%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING VP Growth Opportunities						
2003	36	$7.75 to $7.91	281	-	0% to .75%	32.25% to 33.16%
2002	22	$5.86 to $5.94	130	-	0% to .75%	-32.18% to -31.57%
2001	17	$8.64 to $8.68	147	**	0% to .75%	**
2000	**	**	**	**	**	**
ING VP MagnaCap						
2003	131	$9.71 to $9.92	1,281	1.21	0% to .75%	29.99% to 31.04%
2002	137	$7.47 to $7.57	1,026	1.31	0% to .75%	-23.46% to -22.76%
2001	21	$9.76 to $9.80	202	**	0% to .75%	**
2000	**	**	**	**	**	**
ING VP MidCap Opportunities						
2003	152	$9.12 to $9.31	1,404	-	0% to .75%	35.71% to 36.71%
2002	128	$6.72 to $6.81	868	-	0% to .75%	-26.80% to -25.82%
2001	32	$9.18	294	**	0% to .75%	**
2000	**	**	**	**	**	**
ING VP SmallCap Opportunities						
2003	365	$7.46 to $7.62	2,743	-	0% to .75%	37.64% to 38.80%
2002	238	$5.42 to $5.49	1,297	-	0% to .75%	-44.07% to -43.63%
2001	75	$9.69 to $9.74	730	**	0% to .75%	**
2000	**	**	**	**	**	**
INVESCO VIF - Core Equity						
2003	1,267	$9.74 to $23.99	27,110	1.14	0% to .75%	21.65% to 22.52%
2002	1,301	$7.95 to $19.72	23,265	1.41	0% to .75%	-19.64% to -19.04%
2001	1,238	$9.82 to $24.54	29,102	1.59	0% to .75%	-9.75% to -8.99%
2000	806	$10.79 to $27.19	21,536	*	*	*

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
INVESCO VIF - Health Sciences						
2003	61	$10.37 to $10.50	$ 631	- %	0% to .75%	26.93% to 27.74%
2002	16	$8.17 to $8.22	134	***	0% to .75%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
INVESCO VIF - High Yield						
2003	1,843	$9.53 to $15.79	27,768	6.14	0% to .75%	24.14% to 25.07%
2002	1,863	$7.62 to $12.72	23,179	18.57	0% to .75%	-2.75% to -1.30%
2001	832	$7.72 to $13.08	10,708	10.78	0% to .75%	-15.06% to -14.88%
2000	682	$9.07 to $15.40	10,496	*	*	*
INVESCO VIF - Small Company Growth						
2003	1,101	$9.90 to $12.99	13,864	-	0% to .75%	32.42% to 33.42%
2002	1,245	$7.42 to $9.81	12,029	-	0% to .75%	-32.30% to -31.11%
2001	1,033	$10.77 to $14.49	14,861	-	0% to .75%	-19.32% to -18.53%
2000	660	$13.22 to $17.96	11,848	*	*	*
INVESCO VIF - Total Return						
2003	639	$10.47 to $16.94	10,471	2.47	0% to .75%	16.11% to 16.98%
2002	702	$8.95 to $14.59	9,980	2.00	0% to .75%	-10.98% to -10.23%
2001	934	$9.97 to $16.39	15,247	2.57	0% to .75%	-2.15%
2000	698	$16.75	11,695	*	*	*
INVESCO VIF - Utilities						
2003	693	$6.60 to $14.13	8,951	1.23	0% to .75%	16.58% to 17.44%
2002	585	$5.62 to $12.12	6,946	0.49	0% to .75%	-20.94% to -20.28%
2001	526	$7.05 to $15.33	7,928	1.02	0% to .75%	-32.91%
2000	342	$22.85	7,812	*	*	*
Janus Aspen Growth						
2003	681	$5.86 to $6.00	4,019	-	0% to .75%	30.51% to 31.58%
2002	568	$4.49 to $4.56	2,560	-	0% to .75%	-27.23% to -26.81%
2001	501	$6.17 to $6.23	3,099	0.24	0% to .75%	-25.48%
2000	29	$8.28	244	*	*	*

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Janus Aspen International Growth						
2003	1,050	$6.50 to $6.66	$ 6,883	1.07 %	0% to .75%	33.47% to 34.55%
2002	917	$4.87 to $4.95	4,484	0.64	0% to .75%	-26.10% to -25.79%
2001	780	$6.59 to $6.67	5,140	0.87	0% to .75%	-24.17% to -23.42%
2000	48	$8.69 to $8.71	421	*	*	*
Janus Aspen Mid Cap Growth						
2003	560	$3.92 to $4.02	2,203	-	0% to .75%	33.79% to 34.90%
2002	525	$2.93 to $2.98	1,539	-	0% to .75%	-28.71% to -28.19%
2001	452	$4.11 to $4.15	1,858	-	0% to .75%	-40.00% to -39.50%
2000	77	$6.85 to $6.86	526	*	*	*
Janus Aspen Worldwide						
2003	626	$6.04 to $6.19	3,806	0.92	0% to .75%	22.76% to 23.55%
2002	731	$4.92 to $5.01	3,609	0.66	0% to .75%	-26.35% to -25.67%
2001	484	$6.68 to $6.74	3,325	0.37	0% to .75%	-23.13% to -22.62%
2000	37	$8.69 to $8.71	319	*	*	*
Brandes International Equity						
2003	713	$11.67 to $11.91	8,330	1.05	0% to .75%	46.42% to 47.40%
2002	722	$7.97 to $8.08	5,757	6.53	0% to .75%	-15.93% to -15.30%
2001	200	$9.48 to $9.54	1,895	**	0% to .75%	**
2000	**	**	**	**	**	**
Business Opportunity Value						
2003	113	$9.77 to $9.90	1,103	1.07	0% to .75%	28.72% to 29.58%
2002	26	$7.59 to $7.64	200	***	0% to .75%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
Frontier Capital Appreciation						
2003	491	$12.06 to $12.32	5,926	-	0% to .75%	54.62% to 55.95%
2002	435	$7.80 to $7.90	3,390	-	0% to .75%	-25.79% to -25.26%
2001	164	$10.51 to $10.57	1,727	**	0% to .75%	**
2000	**	**	**	**	**	**

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Turner Core Growth						
2003	166	$9.25 to $9.44	$ 1,538	0.28 %	0% to .75%	33.67% to 34.47%
2002	89	$6.92 to $7.02	619	0.28	0% to .75%	-27.08% to -26.49%
2001	31	$9.49 to $9.55	296	**	0% to .75%	**
2000	**	**	**	**	**	**
Neuberger Berman AMT Growth						
2003	906	$7.68 to $16.26	14,408	-	0% to .75%	30.39% to 31.28%
2002	788	$5.85 to $12.47	9,722	-	0% to .75%	-31.93% to -31.18%
2001	716	$8.50 to $18.32	13,020	50.01	0% to .75%	-30.66%
2000	755	$26.42	19,945	*	*	*
Neuberger Berman AMT Limited Maturity Bond						
2003	2,092	$11.42 to $15.32	30,686	4.65	0% to .75%	1.66% to 2.42%
2002	2,229	$11.15 to $15.07	32,704	4.04	0% to .75%	4.44% to 5.39%
2001	1,603	$10.58 to $14.43	22,975	5.37	0% to .75%	8.01%
2000	1,085	$13.36	14,494	*	*	*
Neuberger Berman AMT Partners						
2003	1,403	$9.93 to $23.62	32,014	-	0% to .75%	34.05% to 35.10%
2002	1,346	$7.35 to $17.62	23,077	0.51	0% to .75%	-24.93% to -24.15%
2001	1,383	$9.69 to $23.47	32,191	4.12	0% to .75%	-3.61% to -2.81%
2000	1,132	$9.97 to $24.35	27,556	*	*	*
Pioneer Mid-Cap Value VCT						
2003	616	$11.52 to $11.67	7,115	0.15	0% to .75%	36.33% to 37.46%
2002	102	$8.45 to $8.49	864	***	0% to .75%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
Pioneer Small Cap Value VCT						
2003	229	$10.65 to $10.79	2,455	-	0% to .75%	34.47% to 35.55%
2002	96	$7.92 to $7.96	760	***	0% to .75%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Putnam VT Growth and Income						
2003	527	$10.00 to $10.21	$ 5,300	1.85 %	0% to .75%	26.58% to 27.47%
2002	658	$7.90 to $8.01	5,213	1.82	0% to .75%	-19.63% to -19.01%
2001	344	$9.83 to $9.89	3,383	**	0% to .75%	**
2000	**	**	**	**	**	**
Putnam VT New Opportunities						
2003	89	$8.66 to $8.84	776	-	0% to .75%	31.41% to 32.34%
2002	88	$6.59 to $6.68	579	-	0% to .75%	-31.07% to -30.49%
2001	42	$9.56 to $9.61	397	**	0% to .75%	**
2000	**	**	**	**	**	**
Putnam VT Small Cap Value						
2003	1,135	$13.97 to $14.26	15,925	0.30	0% to .75%	76.39% to 79.15%
2002	1,032	$7.92 to $7.96	9,712	1.05	0% to .75%	-18.76% to -18.27%
2001	535	$11.57 to $11.66	6,191	**	0% to .75%	**
2000	**	**	**	**	**	**
Putnam VT Voyager						
2003	168	$8.60 to $8.78	1,455	0.37	0% to .75%	23.92% to 24.89%
2002	183	$6.94 to $7.03	1,275	0.50	0% to .75%	-27.02% to -26.54%
2001	90	$9.51 to $9.57	852	**	0% to .75%	**
2000	**	**	**	**	**	**
Van Eck Worldwide Bond						
2003	394	$13.61 to $13.68	5,371	0.02	0% to .75%	17.23% to 18.13%
2002	329	$11.58 to $11.61	3,820	-	0% to .75%	20.81% to 21.64%
2001	127	$9.52 to $9.61	1,225	3.92	0% to .75%	-5.78% to -4.99%
2000	91	$10.02 to $10.20	931	*	*	*
Van Eck Worldwide Emerging Markets						
2003	967	$11.29 to $12.15	10,998	0.08	0% to .75%	53.19% to 54.19%
2002	777	$7.37 to $7.88	5,740	0.17	0% to .75%	-3.67% to -2.96%
2001	588	$7.65 to $8.12	4,516	-	0% to .75%	-2.55% to -1.81%
2000	579	$7.85 to $8.27	4,562	*	*	*

S - 70

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Van Eck Worldwide Hard Assets						
2003	545	$12.57 to $13.28	$ 7,224	0.34 %	0% to .75%	44.03% to 45.15%
2002	233	$8.66 to $9.22	2,148	0.62	0% to .75%	-3.66% to -2.81%
2001	181	$8.91 to $9.57	1,727	1.15	0% to .75%	-11.06%
2000	215	$10.76	2,313	*	*	*
Van Eck Worldwide Real Estate						
2003	493	$13.19 to $14.84	6,614	1.90	0% to .75%	33.50% to 34.42%
2002	490	$9.88 to $11.04	4,886	2.47	0% to .75%	-5.18% to -4.42%
2001	271	$10.42 to $11.55	2,826	1.98	0% to .75%	4.51% to 5.29%
2000	131	$9.97 to $10.97	1,312	*	*	*

*	Not provided for 2000.
**	As investment Division was not available until 2001, this data is not meaningful and is therefore not presented.
***	As investment Division was not available until 2002, this data is not meaningful and is therefore not presented.
****	As investment Division was not available until 2003, this data is not meaningful and is therefore not presented.

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge, as defined in Note 3. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Financial Statements
Nine months ended September 30, 2004

Contents

Page

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands, except for unit data)

	AIM VI Capital Appreciation	AIM VI Government Securities	AIM VI High Yield	Alger American Growth	Alger American Leveraged AllCap
Assets					
Investments in mutual funds at fair value	$ 11,023	$ 27,642	$ 26,235	$ 42,288	$ 18,078
Total assets	11,023	27,642	26,235	42,288	18,078
Net assets	$ 11,023	$ 27,642	$ 26,235	$ 42,288	$ 18,078
Number of units outstanding:					
Class A	930,262.933	1,816,969.634	2,283,463.880	1,876,456.105	575,679.775
Class B	167,451.805	274,992.600	252,768.356	464,502.919	232,197.132
Value per unit:					
Class A	$ 10.26	$ 13.19	$ 10.34	$ 20.62	$ 28.16
Class B	$ 8.83	$ 13.37	$ 10.38	$ 7.74	$ 8.04
Total number of mutual fund shares	534,583	2,216,718	4,137,974	1,331,899	673,046
Cost of mutual fund shares	$ 10,216	$ 27,282	$ 25,094	$ 50,233	$ 18,317

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands, except for unit data)

	Alger American MidCap Growth	American Funds Growth	American Funds Growth - Income	American Funds International	Fidelity® VIP *Asset Manager*SM - Initial
Assets					
Investments in mutual funds					
at fair value	$ 39,688	$ 13,249	$ 9,515	$ 9,587	$ 19,904
Total assets	39,688	13,249	9,515	9,587	19,904
Net assets	$ 39,688	$ 13,249	$ 9,515	$ 9,587	$ 19,904
Number of units outstanding:					
Class A	1,124,832.683	664,008.400	468,610.271	398,442.916	1,107,035.024
Class B	466,982.326	349,833.544	255,008.437	255,866.073	-
Value per unit:					
Class A	$ 29.99	$ 13.02	$ 13.10	$ 14.59	$ 17.98
Class B	$ 12.75	$ 13.16	$ 13.24	$ 14.75	$ -
Total number of					
mutual fund shares	2,211,017	286,469	279,035	677,070	1,415,682
Cost of mutual fund shares	$ 34,863	$ 13,039	$ 9,353	$ 9,167	$ 18,731

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands, except for unit data)

	Fidelity® VIP Asset Manager℠ - Service	Fidelity® VIP Growth - Initial	Fidelity® VIP Growth - Service	Fidelity® VIP Money Market	Fidelity® VIP Overseas - Initial
Assets					
Investments in mutual funds at fair value	$ 1,497	$ 48,439	$ 2,470	$ 31	$ 34,686
Total assets	1,497	48,439	2,470	31	34,686
Net assets	$ 1,497	$ 48,439	$ 2,470	$ 31	$ 34,686
Number of units outstanding:					
Class A	-	2,196,452.669	-	2,214.019	2,371,232.811
Class B	140,968.167	92,647.659	328,035.704	-	96,323.782
Value per unit:					
Class A	$ -	$ 21.72	$ -	$ 13.93	$ 14.25
Class B	$ 10.62	$ 7.90	$ 7.53	$ -	$ 9.30
Total number of mutual fund shares	107,164	1,641,439	84,017	30,841	2,262,614
Cost of mutual fund shares	$ 1,464	$ 46,550	$ 2,373	$ 31	$ 30,887

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands, except for unit data)

	Fidelity® VIP Overseas - Service	ING VP Intermediate Bond	ING Hard Assets	ING JPMorgan Small Cap Equity	ING Legg Mason Value
Assets					
Investments in mutual funds					
at fair value	$ 2,332	$ 6,880	$ 999	$ 19,319	$ 1,024
Total assets	2,332	6,880	999	19,319	1,024
Net assets	$ 2,332	$ 6,880	$ 999	$ 19,319	$ 1,024
Number of units outstanding:					
Class A	-	316,260.765	16,697.154	1,750,236.977	100,284.423
Class B	269,628.412	265,803.052	55,389.002	68,596.033	3,338.303
Value per unit:					
Class A	$ -	$ 11.72	$ 15.62	$ 10.62	$ 9.88
Class B	$ 8.65	$ 11.94	$ 13.33	$ 10.66	$ 9.91
Total number of					
mutual fund shares	152,736	502,943	65,950	1,634,412	117,284
Cost of mutual fund shares	$ 2,190	$ 6,977	$ 960	$ 18,833	$ 1,030

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands, except for unit data)

	ING Limited Maturity Bond	ING Liquid Assets - Institutional	ING Liquid Assets - Service	ING Marisco Growth	ING Mercury Focus Value
Assets					
Investments in mutual funds at fair value	$ 585	$ 75,991	$ 23,115	$ 2,970	$ 30,163
Total assets	585	75,991	23,115	2,970	30,163
Net assets	$ 585	$ 75,991	$ 23,115	$ 2,970	$ 30,163
Number of units outstanding:					
Class A	-	7,591,557.741	-	139,953.670	2,888,095.699
Class B	44,157.853	-	1,999,567.215	147,236.879	142,897.854
Value per unit:					
Class A	$ -	$ 10.01	$ -	$ 12.92	$ 9.95
Class B	$ 13.25	$ -	$ 11.56	$ 7.89	$ 9.98
Total number of mutual fund shares	49,584	75,991,493	23,114,997	226,192	2,719,808
Cost of mutual fund shares	$ 576	$ 75,991	$ 23,115	$ 2,908	$ 31,217

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands, except for unit data)

	ING MFS Mid Cap Growth	ING MFS Total Return	ING Salomon Brothers Investors	ING Stock Index	ING T. Rowe Price Capital Appreciation
Assets					
Investments in mutual funds					
at fair value	$ 3,557	$ 2,250	$ 821	$ 203,499	$ 28,314
Total assets	3,557	2,250	821	203,499	28,314
Net assets	$ 3,557	$ 2,250	$ 821	$ 203,499	$ 28,314
Number of units outstanding:					
Class A	297,793.048	82,493.770	54,774.922	17,706,891.453	1,370,924.910
Class B	162,681.779	93,603.665	7,463.494	2,454,227.207	623,638.404
Value per unit:					
Class A	$ 6.81	$ 11.99	$ 13.17	$ 10.09	$ 14.08
Class B	$ 9.40	$ 13.47	$ 13.31	$ 10.12	$ 14.45
Total number of					
mutual fund shares	348,061	125,415	76,775	20,108,628	1,232,660
Cost of mutual fund shares	$ 3,555	$ 2,162	$ 846	$ 206,206	$ 23,310

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands, except for unit data)

	ING T. Rowe Price Equity Income	ING Van Kampen Equity Growth	ING JPMorgan Mid Cap Value	ING PIMCO Total Return	ING Salomon Brothers Aggressive Growth
Assets					
Investments in mutual funds at fair value	$ 6,858	$ 4,731	$ 3,552	$ 9,196	$ 205
Total assets	6,858	4,731	3,552	9,196	205
Net assets	$ 6,858	$ 4,731	$ 3,552	$ 9,196	$ 205
Number of units outstanding:					
Class A	382,342.374	318,741.319	136,034.724	758,293.948	5,204.991
Class B	143,638.939	167,520.627	118,198.349	117,817.391	10,645.769
Value per unit:					
Class A	$ 13.30	$ 9.72	$ 13.90	$ 10.48	$ 12.85
Class B	$ 12.34	$ 9.75	$ 14.05	$ 10.60	$ 12.99
Total number of mutual fund shares	536,593	502,282	271,943	846,757	5,569
Cost of mutual fund shares	$ 6,435	$ 4,917	$ 3,318	$ 9,068	$ 202

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands, except for unit data)

	ING UBS U.S. Allocation	ING Van Kampen Comstock	ING VP Index Plus Large Cap	ING VP Index Plus Mid Cap	ING VP Index Plus Small Cap
Assets					
Investments in mutual funds					
at fair value	$ 736	$ 6,907	$ 4,610	$ 10,659	$ 4,499
Total assets	736	6,907	4,610	10,659	4,499
Net assets	$ 736	$ 6,907	$ 4,610	$ 10,659	$ 4,499
Number of units outstanding:					
Class A	16,809.411	321,880.441	226,358.024	417,629.467	225,748.689
Class B	55,342.819	275,244.211	229,374.073	518,492.559	150,659.554
Value per unit:					
Class A	$ 10.06	$ 11.47	$ 10.02	$ 11.27	$ 11.86
Class B	$ 10.25	$ 11.68	$ 10.21	$ 11.48	$ 12.09
Total number of					
mutual fund shares	23,731	611,764	339,721	655,937	310,480
Cost of mutual fund shares	$ 731	$ 6,290	$ 4,176	$ 9,466	$ 3,879

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands, except for unit data)

	ING VP MagnaCap	ING VP MidCap Opportunities	ING VP SmallCap Opportunities	INVESCO VIF - Core Equity	INVESCO VIF - Health Sciences
Assets					
Investments in mutual funds					
at fair value	$ 1,524	$ 2,049	$ 3,198	$ 22,684	$ 1,201
Total assets	1,524	2,049	3,198	22,684	1,201
Net assets	$ 1,524	$ 2,049	$ 3,198	$ 22,684	$ 1,201
Number of units outstanding:					
Class A	112,730.912	89,250.268	302,308.362	878,407.316	76,207.981
Class B	41,783.317	137,673.142	147,476.724	258,960.565	40,466.662
Value per unit:					
Class A	$ 9.79	$ 8.89	$ 7.05	$ 23.05	$ 10.23
Class B	$ 10.06	$ 9.12	$ 7.23	$ 9.41	$ 10.42
Total number of					
mutual fund shares	171,619	339,803	228,069	1,311,220	68,880
Cost of mutual fund shares	$ 1,345	$ 2,005	$ 3,397	$ 22,461	$ 1,233

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands, except for unit data)

	INVESCO VIF - Small Company Growth	INVESCO VIF - Total Return	INVESCO VIF - Utilities	Janus Aspen International Growth	Janus Aspen Mid Cap Growth
Assets					
Investments in mutual funds at fair value	$ 13,367	$ 9,192	$ 9,487	$ 6,544	$ 2,524
Total assets	13,367	9,192	9,487	6,544	2,524
Net assets	$ 13,367	$ 9,192	$ 9,487	$ 6,544	$ 2,524
Number of units outstanding:					
Class A	924,552.679	517,591.103	561,571.474	661,531.390	510,967.314
Class B	175,562.809	58,242.546	116,848.673	326,081.264	104,617.909
Value per unit:					
Class A	$ 12.62	$ 16.60	$ 15.39	$ 6.56	$ 4.08
Class B	$ 9.68	$ 10.31	$ 7.23	$ 6.76	$ 4.20
Total number of mutual fund shares	1,011,142	735,988	685,506	283,043	114,630
Cost of mutual fund shares	$ 11,537	$ 8,874	$ 8,392	$ 6,205	$ 2,158

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands, except for unit data)

	Janus Aspen Worldwide	Brandes International Equity	Business Opportunity Value	Frontier Capital Appreciation	Turner Core Growth
Assets					
Investments in mutual funds					
at fair value	$ 3,085	$ 9,725	$ 1,310	$ 5,581	$ 2,312
Total assets	3,085	9,725	1,310	5,581	2,312
Net assets	$ 3,085	$ 9,725	$ 1,310	$ 5,581	$ 2,312
Number of units outstanding:					
Class A	367,360.541	759,846.034	98,361.175	455,111.330	234,408.888
Class B	170,292.386	25,643.071	24,839.665	17,776.868	20,186.943
Value per unit:					
Class A	$ 5.68	$ 12.37	$ 10.59	$ 11.79	$ 9.06
Class B	$ 5.86	$ 12.70	$ 10.79	$ 12.10	$ 9.31
Total number of					
mutual fund shares	127,354	626,608	119,060	287,970	177,822
Cost of mutual fund shares	$ 2,906	$ 7,401	$ 1,055	$ 4,797	$ 2,273

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands, except for unit data)

	Neuberger Berman AMT Growth	Neuberger Berman AMT Limited Maturity Bond	Pioneer Mid Cap Value VCT	Pioneer Small Cap Value VCT	Putnam VT Growth and Income
Assets					
Investments in mutual funds					
at fair value	$ 13,784	$ 29,876	$ 12,860	$ 4,543	$ 6,050
Total assets	13,784	29,876	12,860	4,543	6,050
Net assets	$ 13,784	$ 29,876	$ 12,860	$ 4,543	$ 6,050
Number of units outstanding:					
Class A	792,449.543	1,667,864.476	843,603.848	287,698.977	394,560.203
Class B	77,609.444	373,476.889	174,530.966	111,870.561	196,238.988
Value per unit:					
Class A	$ 16.62	$ 15.34	$ 12.59	$ 11.31	$ 10.15
Class B	$ 7.90	$ 11.49	$ 12.83	$ 11.52	$ 10.42
Total number of					
mutual fund shares	1,286,987	2,248,028	579,288	340,271	258,751
Cost of mutual fund shares	$ 12,212	$ 29,994	$ 12,032	$ 4,159	$ 5,208

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands, except for unit data)

	Putnam VT New Opportunities	Putnam VT Small Cap Value	Putnam VT Voyager	Van Eck Worldwide Bond	Van Eck Worldwide Emerging Markets
Assets					
Investments in mutual funds					
at fair value	$ 1,396	$ 17,273	$ 1,314	$ 5,002	$ 11,470
Total assets	1,396	17,273	1,314	5,002	11,470
Net assets	$ 1,396	$ 17,273	$ 1,314	$ 5,002	$ 11,470
Number of units outstanding:					
Class A	132,037.414	812,168.928	93,912.251	295,062.602	767,508.610
Class B	32,523.799	300,732.046	63,454.353	66,978.020	173,249.258
Value per unit:					
Class A	$ 8.44	$ 15.41	$ 8.26	$ 13.79	$ 12.01
Class B	$ 8.67	$ 15.82	$ 8.48	$ 13.93	$ 13.00
Total number of					
mutual fund shares	93,528	862,362	52,552	402,083	887,086
Cost of mutual fund shares	$ 1,357	$ 13,244	$ 1,236	$ 4,969	$ 9,513

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Assets and Liabilities
September 30, 2004
(Dollars in thousands, except for unit data)

	Van Eck Worldwide Hard Assets	Van Eck Worldwide Real Estate
Assets		
Investments in mutual funds		
at fair value	$ 7,035	$ 8,805
Total assets	7,035	8,805
Net assets	$ 7,035	$ 8,805
Number of units outstanding:		
Class A	405,731.692	440,878.896
Class B	60,659.647	120,268.835
Value per unit:		
Class A	$ 15.18	$ 15.26
Class B	$ 14.44	$ 17.27
Total number of		
mutual fund shares	413,333	580,795
Cost of mutual fund shares	$ 6,075	$ 7,212

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)

	AIM VI Capital Appreciation	AIM VI Government Securities	AIM VI High Yield	Alger American Growth	Alger American Leveraged AllCap
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ -	$ -	$ -	$ -	$ -
Total investment income (loss)	-	-	-	-	-
Expenses:					
Mortality, expense risk and other charges	56	140	67	229	94
Total expenses	56	140	67	229	94
Net investment income (loss)	(56)	(140)	(67)	(229)	(94)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(68)	262	(49)	(2,643)	(76)
Net unrealized appreciation (depreciation) on investments	(302)	288	1,141	528	(713)
Net realized and unrealized gain (loss) on investments	(370)	550	1,092	(2,115)	(789)
Net increase (decrease) in net assets resulting from operations	$ (426)	$ 410	$ 1,025	$ (2,344)	$ (883)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)

	Alger American MidCap Growth	Alger American Small Capitalization	American Funds Growth	American Funds Growth - Income	American Funds International
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ -	$ -	$ 5	$ 11	$ 16
Total investment income (loss)	-	-	5	11	16
Expenses:					
Mortality, expense risk and other charges	210	59	37	24	21
Total expenses	210	59	37	24	21
Net investment income (loss)	(210)	(59)	(32)	(13)	(5)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	734	6,212	56	126	76
Net unrealized appreciation (depreciation) on investments	(1,660)	(4,835)	(39)	(63)	207
Net realized and unrealized gain (loss) on investments	(926)	1,377	17	63	283
Net increase (decrease) in net assets resulting from operations	$ (1,136)	$ 1,318	$ (15)	$ 50	$ 278

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)

	Fidelity® VIP *Asset Manager*SM - Initial	Fidelity® VIP *Asset Manager*SM - Service	Fidelity® VIP Growth - Initial	Fidelity® VIP Growth - Service	Fidelity® VIP Index 500
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ 545	$ 34	$ 135	$ 4	$ 2,602
Total investment income (loss)	545	34	135	4	2,602
Expenses:					
Mortality, expense risk and other charges	115	-	284	-	655
Total expenses	115	-	284	-	655
Net investment income (loss)	430	34	(149)	4	1,947
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	10	13	(1,104)	150	(1,309)
Net unrealized appreciation (depreciation) on investments	(577)	(56)	(1,548)	(268)	3,944
Net realized and unrealized gain (loss) on investments	(567)	(43)	(2,652)	(118)	2,635
Net increase (decrease) in net assets resulting from operations	$ (137)	$ (9)	$ (2,801)	$ (114)	$ 4,582

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)

	Fidelity® VIP Money Market	Fidelity® VIP Overseas - Initial	Fidelity® VIP Overseas - Service	ING VP Intermediate Bond	ING Hard Assets
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ 348	$ 446	$ 19	$ 468	$ -
Total investment income (loss)	348	446	19	468	-
Expenses:					
Mortality, expense risk and other charges	279	205	-	22	2
Total expenses	279	205	-	22	2
Net investment income (loss)	69	241	19	446	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	2,341	143	(38)	(29)
Net unrealized appreciation (depreciation) on investments	(1)	(2,996)	(175)	(208)	33
Net realized and unrealized gain (loss) on investments	-	(655)	(32)	(246)	4
Net increase (decrease) in net assets resulting from operations	$ 69	$ (414)	$ (13)	$ 200	$ 2

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)

	ING JPMorgan Small Cap Equity	ING Legg Mason Value	ING Limited Maturity Bond	ING Liquid Assets - Institutional	ING Liquid Assets - Service
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ -	$ -	$ -	$ 256	$ 133
Total investment income (loss)	-	-	-	256	133
Expenses:					
Mortality, expense risk and other charges	35	1	-	159	-
Total expenses	35	1	-	159	-
Net investment income (loss)	(35)	(1)	-	97	133
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(93)	-	1	-	-
Net unrealized appreciation (depreciation) on investments	486	(6)	6	-	-
Net realized and unrealized gain (loss) on investments	393	(6)	7	-	-
Net increase (decrease) in net assets resulting from operations	$ 358	$ (7)	$ 7	$ 97	$ 133

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)

	ING Marisco Growth	ING Mercury Focus Value	ING MFS Mid Cap Growth	ING MFS Research	ING MFS Total Return
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ -	$ -	$ -	$ -	$ -
Total investment income (loss)	-	-	-	-	-
Expenses:					
Mortality, expense risk and other charges	9	57	11	-	5
Total expenses	9	57	11	-	5
Net investment income (loss)	(9)	(57)	(11)	-	(5)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	38	(82)	301	-	72
Net unrealized appreciation (depreciation) on investments	11	(1,054)	(313)	(1)	1
Net realized and unrealized gain (loss) on investments	49	(1,136)	(12)	(1)	73
Net increase (decrease) in net assets resulting from operations	$ 40	$ (1,193)	$ (23)	$ (1)	$ 68

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)

	ING Salomon Brothers Investors	ING Stock Index	ING T. Rowe Price Capital Appreciation	ING T. Rowe Price Equity Income	ING Van Kampen Equity Growth
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ -	$ -	$ -	$ -	$ -
Total investment income (loss)	-	-	-	-	-
Expenses:					
Mortality, expense risk					
and other charges	3	354	101	18	6
Total expenses	3	354	101	18	6
Net investment income (loss)	(3)	(354)	(101)	(18)	(6)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	19	(142)	335	53	(15)
Net unrealized appreciation (depreciation)					
on investments	(39)	(2,707)	1,532	181	(186)
Net realized and unrealized gain (loss) on					
investments	(20)	(2,849)	1,867	234	(201)
Net increase (decrease) in net assets					
resulting from operations	$ (23)	$ (3,203)	$ 1,766	$ 216	$ (207)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)

	ING JPMorgan Mid Cap Value	ING PIMCO Total Return	ING Salomon Brothers Aggressive Growth	ING UBS U.S. Allocation	ING Van Kampen Comstock
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ 5	$ 88	$ -	$ 4	$ 32
Total investment income (loss)	5	88	-	4	32
Expenses:					
Mortality, expense risk and other charges	7	38	-	1	19
Total expenses	7	38	-	1	19
Net investment income (loss)	(2)	50	-	3	13
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	51	5	7	3	275
Net unrealized appreciation (depreciation) on investments	174	171	(4)	(8)	97
Net realized and unrealized gain (loss) on investments	225	176	3	(5)	372
Net increase (decrease) in net assets resulting from operations	$ 223	$ 226	$ 3	$ (2)	$ 385

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)

	ING VP Index Plus Large Cap	ING VP Index Plus Mid Cap	ING VP Index Plus Small Cap	ING VP Growth Opportunities	ING VP MagnaCap
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ 48	$ 47	$ 29	$ -	$ 13
Total investment income (loss)	48	47	29	-	13
Expenses:					
Mortality, expense risk					
and other charges	13	24	12	-	5
Total expenses	13	24	12	-	5
Net investment income (loss)	35	23	17	-	8
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	169	419	201	45	56
Net unrealized appreciation (depreciation)					
on investments	(157)	(132)	44	(30)	(48)
Net realized and unrealized gain (loss) on					
investments	12	287	245	15	8
Net increase (decrease) in net assets					
resulting from operations	$ 47	$ 310	$ 262	$ 15	$ 16

The accompanying notes are an integral part of these financial statements.

US - 24

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)

	ING VP MidCap Opportunities	ING VP SmallCap Opportunities	INVESCO VIF - Core Equity	INVESCO VIF - Health Sciences	INVESCO VIF - High Yield
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ -	$ -	$ -	$ -	$ 1,883
Total investment income (loss)	-	-	-	-	1,883
Expenses:					
Mortality, expense risk and other charges	3	12	125	5	59
Total expenses	3	12	125	5	59
Net investment income (loss)	(3)	(12)	(125)	(5)	1,824
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	170	174	(613)	37	184
Net unrealized appreciation (depreciation) on investments	(256)	(455)	(243)	(114)	(1,508)
Net realized and unrealized gain (loss) on investments	(86)	(281)	(856)	(77)	(1,324)
Net increase (decrease) in net assets resulting from operations	$ (89)	$ (293)	$ (981)	$ (82)	$ 500

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)

	INVESCO VIF - Small Company Growth	INVESCO VIF - Total Return	INVESCO VIF - Utilities	Janus Aspen Growth	Janus Aspen International Growth
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ -	$ -	$ 203	$ -	$ 31
Total investment income (loss)	-	-	203	-	31
Expenses:					
Mortality, expense risk and other charges	67	53	46	10	24
Total expenses	67	53	46	10	24
Net investment income (loss)	(67)	(53)	157	(10)	7
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	169	(10)	628	825	1,034
Net unrealized appreciation (depreciation) on investments	(452)	(153)	20	(754)	(1,062)
Net realized and unrealized gain (loss) on investments	(283)	(163)	648	71	(28)
Net increase (decrease) in net assets resulting from operations	$ (350)	$ (216)	$ 805	$ 61	$ (21)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)

	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide	Brandes International Equity	Business Opportunity Value	Frontier Capital Appreciation
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ -	$ 12	$ 1	$ -	$ -
Total investment income (loss)	-	12	1	-	-
Expenses:					
Mortality, expense risk and other charges	11	14	49	5	29
Total expenses	11	14	49	5	29
Net investment income (loss)	(11)	(2)	(48)	(5)	(29)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	27	(83)	164	39	862
Net unrealized appreciation (depreciation) on investments	71	(124)	395	63	(1,031)
Net realized and unrealized gain (loss) on investments	98	(207)	559	102	(169)
Net increase (decrease) in net assets resulting from operations	$ 87	$ (209)	$ 511	$ 97	$ (198)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)

	Turner Core Growth	Neuberger Berman AMT Growth	Neuberger Berman AMT Limited Maturity Bond	Neuberger Berman AMT Partners	Pioneer Mid Cap Value VCT
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ -	$ -	$ -	$ -	$ 146
Total investment income (loss)	-	-	-	-	146
Expenses:					
Mortality, expense risk					
and other charges	9	75	144	114	46
Total expenses	9	75	144	114	46
Net investment income (loss)	(9)	(75)	(144)	(114)	100
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	102	(522)	35	4,203	629
Net unrealized appreciation (depreciation)					
on investments	(142)	958	166	(2,662)	73
Net realized and unrealized gain (loss) on					
investments	(40)	436	201	1,541	702
Net increase (decrease) in net assets					
resulting from operations	$ (49)	$ 361	$ 57	$ 1,427	$ 802

The accompanying notes are an integral part of these financial statements.

US - 28

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)

	Pioneer Small Cap Value VCT	Putnam VT Growth and Income	Putnam VT New Opportunities	Putnam VT Small Cap Value	Putnam VT Voyager
Net investment income (loss)					
Income:					
Dividends from mutual funds	$ -	$ 83	$ -	$ 61	$ 3
Total investment income (loss)	-	83	-	61	3
Expenses:					
Mortality, expense risk and other charges	13	20	4	72	5
Total expenses	13	20	4	72	5
Net investment income (loss)	(13)	63	(4)	(11)	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	131	95	(14)	1,326	91
Net unrealized appreciation (depreciation) on investments	95	(69)	(80)	211	(140)
Net realized and unrealized gain (loss) on investments	226	26	(94)	1,537	(49)
Net increase (decrease) in net assets resulting from operations	$ 213	$ 89	$ (98)	$ 1,526	$ (51)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Operations
For the nine months ended September 30, 2004
(Dollars in thousands)

	Van Eck Worldwide Bond	Van Eck Worldwide Emerging Markets	Van Eck Worldwide Hard Assets	Van Eck Worldwide Real Estate
Net investment income (loss)				
Income:				
Dividends from mutual funds	$ 463	$ 65	$ 30	$ 113
Total investment income (loss)	463	65	30	113
Expenses:				
Mortality, expense risk and other charges	24	51	31	34
Total expenses	24	51	31	34
Net investment income (loss)	439	14	(1)	79
Realized and unrealized gain (loss) on investments				
Net realized gain (loss) on investments	98	1,669	1,132	548
Net unrealized appreciation (depreciation) on investments	(497)	(1,088)	(387)	421
Net realized and unrealized gain (loss) on investments	(399)	581	745	969
Net increase (decrease) in net assets resulting from operations	$ 40	$ 595	$ 744	$ 1,048

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and the year ended December 31, 2003
(Dollars in thousands)

	AIM VI Capital Appreciation	AIM VI Government Securities	AIM VI High Yield	Alger American Growth
Net assets at January 1, 2003	$ 8,853	$ 33,988	$ -	$ 33,021
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(68)	492	-	(270)
Net realized gain (loss) on investments	(465)	857	-	(8,251)
Net unrealized appreciation (depreciation) of investments	3,013	(1,265)	-	19,787
Net increase (decrease) in net assets from operations	2,480	84	-	11,266
Changes from principal transactions:				
Contract purchase payments	1,728	5,571	-	5,806
Administrative expenses	(686)	(1,627)	-	(2,346)
Benefit payments	(18)	(74)	-	(19)
Surrenders and withdrawals	(825)	(1,682)	-	(2,314)
Transfer payments from (to) other Divisions (including the GID), net	(546)	(6,466)	-	(916)
Other	3	6	-	42
Increase (decrease) in net assets derived from principal transactions	(344)	(4,272)	-	253
Total increase (decrease) in net assets	2,136	(4,188)	-	11,519
Net assets at December 31, 2003	10,989	29,800	-	44,540
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(56)	(140)	(67)	(229)
Net realized gain (loss) on investments	(68)	262	(49)	(2,643)
Net unrealized appreciation (depreciation) of investments	(302)	288	1,141	528
Net increase (decrease) in net assets from operations	(426)	410	1,025	(2,344)
Changes from principal transactions:				
Contract purchase payments	1,260	2,647	996	4,099
Administrative expenses	(497)	(914)	(517)	(1,674)
Benefit payments	-	-	-	(86)
Surrenders and withdrawals	(317)	(1,600)	(377)	(1,616)
Transfer payments from (to) other Divisions (including the GID), net	16	(2,701)	25,105	(640)
Other	(2)	-	3	9
Increase (decrease) in net assets derived from principal transactions	460	(2,568)	25,210	92
Total increase (decrease) in net assets	34	(2,158)	26,235	(2,252)
Net assets at September 30, 2004	$ 11,023	$ 27,642	$ 26,235	$ 42,288

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and the year ended December 31, 2003
(Dollars in thousands)

	Alger American Leveraged AllCap	Alger American MidCap Growth	Alger American Small Capitalization	American Funds Growth
Net assets at January 1, 2003	$ 13,112	$ 27,448	$ 11,557	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(114)	(244)	(121)	(1)
Net realized gain (loss) on investments	(803)	(1,579)	(928)	2
Net unrealized appreciation (depreciation) of investments	5,464	15,543	6,948	249
Net increase (decrease) in net assets from operations	4,547	13,720	5,899	250
Changes from principal transactions:				
Contract purchase payments	2,732	4,837	2,210	384
Administrative expenses	(1,176)	(1,926)	(1,226)	(47)
Benefit payments	(51)	(61)	-	(1)
Surrenders and withdrawals	(1,475)	(4,046)	(1,842)	(22)
Transfer payments from (to) other Divisions (including the GID), net	486	3,931	2,790	3,366
Other	5	21	(12)	(1)
Increase (decrease) in net assets derived from principal transactions	521	2,756	1,920	3,679
Total increase (decrease) in net assets	5,068	16,476	7,819	3,929
Net assets at December 31, 2003	18,180	43,924	19,376	3,929
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(94)	(210)	(59)	(32)
Net realized gain (loss) on investments	(76)	734	6,212	56
Net unrealized appreciation (depreciation) of investments	(713)	(1,660)	(4,835)	(39)
Net increase (decrease) in net assets from operations	(883)	(1,136)	1,318	(15)
Changes from principal transactions:				
Contract purchase payments	1,824	3,884	1,083	2,237
Administrative expenses	(817)	(1,525)	(575)	(361)
Benefit payments	(1)	(6)	(1)	-
Surrenders and withdrawals	(649)	(2,261)	(609)	(163)
Transfer payments from (to) other Divisions (including the GID), net	414	(3,202)	(20,592)	7,623
Other	10	10	-	(1)
Increase (decrease) in net assets derived from principal transactions	781	(3,100)	(20,694)	9,335
Total increase (decrease) in net assets	(102)	(4,236)	(19,376)	9,320
Net assets at September 30, 2004	$ 18,078	$ 39,688	$ -	$ 13,249

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and the year ended December 31, 2003
(Dollars in thousands)

	American Funds Growth - Income	American Funds International	Fidelity® VIP *Asset Manager*SM - Initial	Fidelity® VIP *Asset Manager*SM - Service
Net assets at January 1, 2003	$ -	$ -	$ 21,839	$ 588
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	20	21	606	23
Net realized gain (loss) on investments	33	20	(876)	(9)
Net unrealized appreciation (depreciation) of investments	225	213	3,655	111
Net increase (decrease) in net assets from operations	278	254	3,385	125
Changes from principal transactions:				
Contract purchase payments	590	450	2,634	62
Administrative expenses	(33)	(28)	(1,215)	(11)
Benefit payments	-	-	(18)	-
Surrenders and withdrawals	(18)	-	(2,683)	-
Transfer payments from (to) other Divisions (including the GID), net	2,644	1,715	(2,942)	73
Other	2	21	3	219
Increase (decrease) in net assets derived from principal transactions	3,185	2,158	(4,221)	343
Total increase (decrease) in net assets	3,463	2,412	(836)	468
Net assets at December 31, 2003	3,463	2,412	21,003	1,056
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(13)	(5)	430	34
Net realized gain (loss) on investments	126	76	10	13
Net unrealized appreciation (depreciation) of investments	(63)	207	(577)	(56)
Net increase (decrease) in net assets from operations	50	278	(137)	(9)
Changes from principal transactions:				
Contract purchase payments	1,586	1,642	1,597	230
Administrative expenses	(251)	(215)	(790)	(64)
Benefit payments	-	-	(7)	-
Surrenders and withdrawals	(109)	(61)	(1,523)	(8)
Transfer payments from (to) other Divisions (including the GID), net	4,768	5,531	(240)	289
Other	8	-	1	3
Increase (decrease) in net assets derived from principal transactions	6,002	6,897	(962)	450
Total increase (decrease) in net assets	6,052	7,175	(1,099)	441
Net assets at September 30, 2004	$ 9,515	$ 9,587	$ 19,904	$ 1,497

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and the year ended December 31, 2003
(Dollars in thousands)

	Fidelity® VIP Growth - Initial	Fidelity® VIP Growth - Service	Fidelity® VIP Index 500	Fidelity® VIP Money Market
Net assets at January 1, 2003	$ 41,408	$ 530	$ 151,371	$ 101,019
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(236)	1	1,293	215
Net realized gain (loss) on investments	(5,562)	(43)	(10,631)	1
Net unrealized appreciation (depreciation) of investments	19,283	436	52,584	(1)
Net increase (decrease) in net assets from operations	13,485	394	43,246	215
Changes from principal transactions:				
Contract purchase payments	6,192	554	28,806	22,900
Administrative expenses	(2,957)	(106)	(9,582)	(4,335)
Benefit payments	(64)	-	(73)	(1,308)
Surrenders and withdrawals	(4,045)	(21)	(13,138)	(12,457)
Transfer payments from (to) other Divisions (including the GID), net	(69)	649	(4,801)	(37,817)
Other	(199)	-	(147)	101
Increase (decrease) in net assets derived from principal transactions	(1,142)	1,076	1,065	(32,916)
Total increase (decrease) in net assets	12,343	1,470	44,311	(32,701)
Net assets at December 31, 2003	53,751	2,000	195,682	68,318
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(149)	4	1,947	69
Net realized gain (loss) on investments	(1,104)	150	(1,309)	1
Net unrealized appreciation (depreciation) of investments	(1,548)	(268)	3,944	(1)
Net increase (decrease) in net assets from operations	(2,801)	(114)	4,582	69
Changes from principal transactions:				
Contract purchase payments	4,029	525	13,535	17,325
Administrative expenses	(2,059)	(120)	(4,641)	(1,690)
Benefit payments	-	-	(7)	(862)
Surrenders and withdrawals	(2,474)	(21)	(4,921)	(5,232)
Transfer payments from (to) other Divisions (including the GID), net	(2,024)	200	(204,259)	(77,870)
Other	17	-	29	(27)
Increase (decrease) in net assets derived from principal transactions	(2,511)	584	(200,264)	(68,356)
Total increase (decrease) in net assets	(5,312)	470	(195,682)	(68,287)
Net assets at September 30, 2004	$ 48,439	$ 2,470	$ -	$ 31

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and the year ended December 31, 2003
(Dollars in thousands)

	Fidelity® VIP Overseas - Initial	Fidelity® VIP Overseas - Service	ING VP Intermediate Bond	ING Hard Assets
Net assets at January 1, 2003	$ 25,636	$ 568	$ 2,539	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	5	52	-
Net realized gain (loss) on investments	3,817	(16)	108	-
Net unrealized appreciation (depreciation) of investments	7,962	373	105	6
Net increase (decrease) in net assets from operations	11,786	362	265	6
Changes from principal transactions:				
Contract purchase payments	3,447	349	1,571	15
Administrative expenses	(1,642)	(79)	(322)	(1)
Benefit payments	(1)	-	-	-
Surrenders and withdrawals	(2,219)	(16)	(562)	-
Transfer payments from (to) other Divisions (including the GID), net	1,286	455	2,257	41
Other	1	2	27	-
Increase (decrease) in net assets derived from principal transactions	872	711	2,971	55
Total increase (decrease) in net assets	12,658	1,073	3,236	61
Net assets at December 31, 2003	38,294	1,641	5,775	61
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	241	19	446	(2)
Net realized gain (loss) on investments	2,341	143	(38)	(29)
Net unrealized appreciation (depreciation) of investments	(2,996)	(175)	(208)	33
Net increase (decrease) in net assets from operations	(414)	(13)	200	2
Changes from principal transactions:				
Contract purchase payments	3,151	371	1,527	86
Administrative expenses	(1,215)	(101)	(309)	(44)
Benefit payments	(17)	-	-	-
Surrenders and withdrawals	(1,973)	(56)	(411)	(1)
Transfer payments from (to) other Divisions (including the GID), net	(3,150)	492	95	895
Other	10	(2)	3	-
Increase (decrease) in net assets derived from principal transactions	(3,194)	704	905	936
Total increase (decrease) in net assets	(3,608)	691	1,105	938
Net assets at September 30, 2004	$ 34,686	$ 2,332	$ 6,880	$ 999

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and the year ended December 31, 2003
(Dollars in thousands)

	ING JPMorgan Small Cap Equity	ING Legg Mason Value	ING Limited Maturity Bond	ING Liquid Assets - Institutional
Net assets at January 1, 2003	$ -	$ -	$ 329	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	5	-
Net realized gain (loss) on investments	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	6	-
Net increase (decrease) in net assets from operations	-	-	11	-
Changes from principal transactions:				
Contract purchase payments	-	-	141	-
Administrative expenses	-	-	(18)	-
Benefit payments	-	-	(1)	-
Surrenders and withdrawals	-	-	(26)	-
Transfer payments from (to) other Divisions (including the GID), net	-	-	29	-
Other	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	-	-	125	-
Total increase (decrease) in net assets	-	-	136	-
Net assets at December 31, 2003	-	-	465	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(35)	(1)	-	97
Net realized gain (loss) on investments	(93)	-	1	-
Net unrealized appreciation (depreciation) of investments	486	(6)	6	-
Net increase (decrease) in net assets from operations	358	(7)	7	97
Changes from principal transactions:				
Contract purchase payments	567	9	136	4,605
Administrative expenses	(306)	(3)	(14)	(1,083)
Benefit payments	-	-	(7)	(102)
Surrenders and withdrawals	(398)	-	(10)	(1,193)
Transfer payments from (to) other Divisions (including the GID), net	19,096	1,025	8	73,667
Other	2	-	-	-
Increase (decrease) in net assets derived from principal transactions	18,961	1,031	113	75,894
Total increase (decrease) in net assets	19,319	1,024	120	75,991
Net assets at September 30, 2004	$ 19,319	$ 1,024	$ 585	$ 75,991

The accompanying notes are an integral part of these financial statements.

Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and the year ended December 31, 2003
(Dollars in thousands)

	ING Liquid Assets - Service	ING Marisco Growth	IMG Mercury Focus Value	ING MFS Mid Cap Growth
Net assets at January 1, 2003	$ 20,314	$ 5	$ -	$ 1,479
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	161	(3)	-	(9)
Net realized gain (loss) on investments	-	52	-	(41)
Net unrealized appreciation (depreciation) of investments	-	51	-	639
Net increase (decrease) in net assets from operations	161	100	-	589
Changes from principal transactions:				
Contract purchase payments	23,396	531	-	713
Administrative expenses	(1,852)	(21)	-	(125)
Benefit payments	(17)	-	-	-
Surrenders and withdrawals	(1,387)	(6)	-	(35)
Transfer payments from (to) other Divisions (including the GID), net	(19,618)	1,245	-	296
Other	(4)	16	-	6
Increase (decrease) in net assets derived from principal transactions	518	1,765	-	855
Total increase (decrease) in net assets	679	1,865	-	1,444
Net assets at December 31, 2003	20,993	1,870	-	2,923
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	133	(9)	(57)	(11)
Net realized gain (loss) on investments	-	38	(82)	301
Net unrealized appreciation (depreciation) of investments	-	11	(1,054)	(313)
Net increase (decrease) in net assets from operations	133	40	(1,193)	(23)
Changes from principal transactions:				
Contract purchase payments	31,045	415	914	397
Administrative expenses	(1,493)	(67)	(384)	(135)
Benefit payments	(799)	-	-	-
Surrenders and withdrawals	(347)	(55)	(245)	(59)
Transfer payments from (to) other Divisions (including the GID), net	(26,412)	762	31,081	445
Other	(5)	5	(10)	9
Increase (decrease) in net assets derived from principal transactions	1,989	1,060	31,356	657
Total increase (decrease) in net assets	2,122	1,100	30,163	634
Net assets at September 30, 2004	$ 23,115	$ 2,970	$ 30,163	$ 3,557

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and the year ended December 31, 2003
(Dollars in thousands)

	ING MFS Research	ING MFS Total Return	ING Salomon Brothers Investors	ING Stock Index
Net assets at January 1, 2003	$ 4	$ 151	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	6	-	-
Net realized gain (loss) on investments	-	1	-	-
Net unrealized appreciation (depreciation) of investments	1	86	14	-
Net increase (decrease) in net assets from operations	1	93	14	-
Changes from principal transactions:				
Contract purchase payments	2	204	1	-
Administrative expenses	-	(18)	(2)	-
Benefit payments	-	-	-	-
Surrenders and withdrawals	-	(1)	-	-
Transfer payments from (to) other Divisions (including the GID), net	-	817	148	-
Other	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	2	1,002	147	-
Total increase (decrease) in net assets	3	1,095	161	-
Net assets at December 31, 2003	7	1,246	161	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(5)	(3)	(354)
Net realized gain (loss) on investments	-	72	19	(142)
Net unrealized appreciation (depreciation) of investments	(1)	1	(39)	(2,707)
Net increase (decrease) in net assets from operations	(1)	68	(23)	(3,203)
Changes from principal transactions:				
Contract purchase payments	14	375	162	5,878
Administrative expenses	-	(72)	(11)	(2,573)
Benefit payments	-	-	-	-
Surrenders and withdrawals	-	(51)	-	(1,994)
Transfer payments from (to) other Divisions (including the GID), net	(21)	683	532	205,370
Other	1	1	-	21
Increase (decrease) in net assets derived from principal transactions	(6)	936	683	206,702
Total increase (decrease) in net assets	(7)	1,004	660	203,499
Net assets at September 30, 2004	$ -	$ 2,250	$ 821	$ 203,499

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and the year ended December 31, 2003
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation	ING T. Rowe Price Equity Income	ING Van Kampen Equity Growth	ING JPMorgan Mid Cap Value
Net assets at January 1, 2003	$ 11,222	$ 99	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	35	7	-	11
Net realized gain (loss) on investments	64	19	-	11
Net unrealized appreciation (depreciation) of investments	3,883	244	-	60
Net increase (decrease) in net assets from operations	3,982	270	-	82
Changes from principal transactions:				
Contract purchase payments	3,685	207	-	230
Administrative expenses	(981)	(29)	-	(18)
Benefit payments	(349)	-	-	-
Surrenders and withdrawals	(448)	(4)	-	-
Transfer payments from (to) other Divisions (including the GID), net	5,198	2,188	-	839
Other	(1)	3	-	6
Increase (decrease) in net assets derived from principal transactions	7,104	2,365	-	1,057
Total increase (decrease) in net assets	11,086	2,635	-	1,139
Net assets at December 31, 2003	22,308	2,734	-	1,139
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(101)	(18)	(6)	(2)
Net realized gain (loss) on investments	335	53	(15)	51
Net unrealized appreciation (depreciation) of investments	1,532	181	(186)	174
Net increase (decrease) in net assets from operations	1,766	216	(207)	223
Changes from principal transactions:				
Contract purchase payments	2,611	727	124	702
Administrative expenses	(975)	(112)	(59)	(89)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(641)	(60)	(14)	(75)
Transfer payments from (to) other Divisions (including the GID), net	3,240	3,349	4,885	1,651
Other	5	4	2	1
Increase (decrease) in net assets derived from principal transactions	4,240	3,908	4,938	2,190
Total increase (decrease) in net assets	6,006	4,124	4,731	2,413
Net assets at September 30, 2004	$ 28,314	$ 6,858	$ 4,731	$ 3,552

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and the year ended December 31, 2003
(Dollars in thousands)

	ING PIMCO Total Return	ING Salomon Brothers Aggressive Growth	ING UBS U.S. Allocation	ING Van Kampen Comstock
Net assets at January 1, 2003	$ -	$ -	$ 15	$ 1,265
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	169	-	-	81
Net realized gain (loss) on investments	(12)	-	2	75
Net unrealized appreciation (depreciation) of investments	(43)	7	12	498
Net increase (decrease) in net assets from operations	114	7	14	654
Changes from principal transactions:				
Contract purchase payments	705	14	23	779
Administrative expenses	(72)	(4)	(7)	(144)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(3)	-	-	(75)
Transfer payments from (to) other Divisions (including the GID), net	5,143	106	95	1,553
Other	(3)	-	3	2
Increase (decrease) in net assets derived from principal transactions	5,770	116	114	2,115
Total increase (decrease) in net assets	5,884	123	128	2,769
Net assets at December 31, 2003	5,884	123	143	4,034
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	50	-	3	13
Net realized gain (loss) on investments	5	7	3	275
Net unrealized appreciation (depreciation) of investments	171	(4)	(8)	97
Net increase (decrease) in net assets from operations	226	3	(2)	385
Changes from principal transactions:				
Contract purchase payments	868	28	213	1,139
Administrative expenses	(227)	(15)	(36)	(206)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(4)	(10)	-	(131)
Transfer payments from (to) other Divisions (including the GID), net	2,450	76	416	1,683
Other	(1)	-	2	3
Increase (decrease) in net assets derived from principal transactions	3,086	79	595	2,488
Total increase (decrease) in net assets	3,312	82	593	2,873
Net assets at September 30, 2004	$ 9,196	$ 205	$ 736	$ 6,907

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and the year ended December 31, 2003
(Dollars in thousands)

	ING VP Index Plus Large Cap	ING VP Index Plus Mid Cap	ING VP Index Plus Small Cap	ING VP Growth Opportunities
Net assets at January 1, 2003	$ 389	$ 3,193	$ 630	$ 130
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	7	(4)	(1)
Net realized gain (loss) on investments	32	37	29	(12)
Net unrealized appreciation (depreciation) of investments	607	1,415	574	75
Net increase (decrease) in net assets from operations	662	1,459	599	62
Changes from principal transactions:				
Contract purchase payments	1,165	1,538	576	76
Administrative expenses	(117)	(204)	(68)	(10)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(5)	(8)	(30)	-
Transfer payments from (to) other Divisions (including the GID), net	2,129	1,824	1,198	23
Other	1	-	1	-
Increase (decrease) in net assets derived from principal transactions	3,173	3,150	1,677	89
Total increase (decrease) in net assets	3,835	4,609	2,276	151
Net assets at December 31, 2003	4,224	7,802	2,906	281
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	35	23	17	-
Net realized gain (loss) on investments	169	419	201	45
Net unrealized appreciation (depreciation) of investments	(157)	(132)	44	(30)
Net increase (decrease) in net assets from operations	47	310	262	15
Changes from principal transactions:				
Contract purchase payments	765	999	625	10
Administrative expenses	(171)	(311)	(112)	(4)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(61)	(114)	(95)	-
Transfer payments from (to) other Divisions (including the GID), net	(200)	1,965	902	(302)
Other	6	8	11	-
Increase (decrease) in net assets derived from principal transactions	339	2,547	1,331	(296)
Total increase (decrease) in net assets	386	2,857	1,593	(281)
Net assets at September 30, 2004	$ 4,610	$ 10,659	$ 4,499	$ -

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and the year ended December 31, 2003
(Dollars in thousands)

	ING VP MagnaCap	ING VP MidCap Opportunities	ING VP SmallCap Opportunities	INVESCO VIF - Core Equity
Net assets at January 1, 2003	$ 1,026	$ 868	$ 1,297	$ 23,265
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	(4)	(11)	115
Net realized gain (loss) on investments	(57)	2	(234)	(1,400)
Net unrealized appreciation (depreciation) of investments	387	361	861	6,164
Net increase (decrease) in net assets from operations	337	359	616	4,879
Changes from principal transactions:				
Contract purchase payments	235	406	391	3,661
Administrative expenses	(78)	(73)	(112)	(1,564)
Benefit payments	-	-	(40)	(68)
Surrenders and withdrawals	(98)	(327)	(20)	(1,817)
Transfer payments from (to) other Divisions (including the GID), net	(142)	167	635	(1,232)
Other	1	4	(24)	(14)
Increase (decrease) in net assets derived from principal transactions	(82)	177	830	(1,034)
Total increase (decrease) in net assets	255	536	1,446	3,845
Net assets at December 31, 2003	1,281	1,404	2,743	27,110
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	(3)	(12)	(125)
Net realized gain (loss) on investments	56	170	174	(613)
Net unrealized appreciation (depreciation) of investments	(48)	(256)	(455)	(243)
Net increase (decrease) in net assets from operations	16	(89)	(293)	(981)
Changes from principal transactions:				
Contract purchase payments	165	171	542	1,977
Administrative expenses	(55)	(90)	(123)	(975)
Benefit payments	-	-	-	(14)
Surrenders and withdrawals	(10)	(48)	(71)	(1,510)
Transfer payments from (to) other Divisions (including the GID), net	126	704	402	(2,929)
Other	1	(3)	(2)	6
Increase (decrease) in net assets derived from principal transactions	227	734	748	(3,445)
Total increase (decrease) in net assets	243	645	455	(4,426)
Net assets at September 30, 2004	$ 1,524	$ 2,049	$ 3,198	$ 22,684

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and the year ended December 31, 2003
(Dollars in thousands)

	INVESCO VIF - Health Sciences	INVESCO VIF - High Yield	INVESCO VIF - Small Company Growth	INVESCO VIF - Total Return
Net assets at January 1, 2003	$ 134	$ 23,179	$ 12,029	$ 9,980
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	1,390	(88)	181
Net realized gain (loss) on investments	10	1,159	(1,601)	(291)
Net unrealized appreciation (depreciation) of investments	89	2,950	5,254	1,609
Net increase (decrease) in net assets from operations	97	5,499	3,565	1,499
Changes from principal transactions:				
Contract purchase payments	82	2,268	1,876	1,240
Administrative expenses	(25)	(1,270)	(702)	(684)
Benefit payments	-	(3)	(6)	(12)
Surrenders and withdrawals	(1)	(899)	(1,374)	(1,377)
Transfer payments from (to) other Divisions (including the GID), net	345	(1,021)	(1,514)	(175)
Other	(1)	15	(10)	-
Increase (decrease) in net assets derived from principal transactions	400	(910)	(1,730)	(1,008)
Total increase (decrease) in net assets	497	4,589	1,835	491
Net assets at December 31, 2003	631	27,768	13,864	10,471
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	1,824	(67)	(53)
Net realized gain (loss) on investments	37	184	169	(10)
Net unrealized appreciation (depreciation) of investments	(114)	(1,508)	(452)	(153)
Net increase (decrease) in net assets from operations	(82)	500	(350)	(216)
Changes from principal transactions:				
Contract purchase payments	232	602	1,514	908
Administrative expenses	(44)	(437)	(491)	(440)
Benefit payments	-	(7)	(4)	(1)
Surrenders and withdrawals	(32)	(465)	(856)	(418)
Transfer payments from (to) other Divisions (including the GID), net	490	(27,962)	(310)	(1,112)
Other	6	1	-	-
Increase (decrease) in net assets derived from principal transactions	652	(28,268)	(147)	(1,063)
Total increase (decrease) in net assets	570	(27,768)	(497)	(1,279)
Net assets at September 30, 2004	$ 1,201	$ -	$ 13,367	$ 9,192

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and the year ended December 31, 2003
(Dollars in thousands)

	INVESCO VIF - Utilities	Janus Aspen Growth	Janus Aspen International Growth	Janus Aspen Mid Cap Growth
Net assets at January 1, 2003	$ 6,946	$ 2,560	$ 4,484	$ 1,539
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	42	(18)	30	(13)
Net realized gain (loss) on investments	(1,619)	(27)	(462)	(222)
Net unrealized appreciation (depreciation) of investments	2,797	942	2,249	832
Net increase (decrease) in net assets from operations	1,220	897	1,817	597
Changes from principal transactions:				
Contract purchase payments	971	812	1,263	547
Administrative expenses	(450)	(195)	(311)	(145)
Benefit payments	(3)	-	(1)	-
Surrenders and withdrawals	(168)	(299)	(403)	(44)
Transfer payments from (to) other Divisions (including the GID), net	435	241	39	(299)
Other	-	3	(5)	8
Increase (decrease) in net assets derived from principal transactions	785	562	582	67
Total increase (decrease) in net assets	2,005	1,459	2,399	664
Net assets at December 31, 2003	8,951	4,019	6,883	2,203
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	157	(10)	7	(11)
Net realized gain (loss) on investments	628	825	1,034	27
Net unrealized appreciation (depreciation) of investments	20	(754)	(1,062)	71
Net increase (decrease) in net assets from operations	805	61	(21)	87
Changes from principal transactions:				
Contract purchase payments	680	705	993	245
Administrative expenses	(300)	(107)	(251)	(104)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(237)	(95)	(272)	(62)
Transfer payments from (to) other Divisions (including the GID), net	(405)	(4,584)	(796)	156
Other	(7)	1	8	(1)
Increase (decrease) in net assets derived from principal transactions	(269)	(4,080)	(318)	234
Total increase (decrease) in net assets	536	(4,019)	(339)	321
Net assets at September 30, 2004	$ 9,487	$ -	$ 6,544	$ 2,524

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and the year ended December 31, 2003
(Dollars in thousands)

	Janus Aspen Worldwide	Brandes International Equity	Business Opportunity Value	Frontier Capital Appreciation
Net assets at January 1, 2003	$ 3,609	$ 5,757	$ 200	$ 3,390
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	24	3	(35)
Net realized gain (loss) on investments	(459)	(30)	13	71
Net unrealized appreciation (depreciation) of investments	1,268	2,892	200	2,127
Net increase (decrease) in net assets from operations	820	2,886	216	2,163
Changes from principal transactions:				
Contract purchase payments	866	598	108	304
Administrative expenses	(235)	(277)	(45)	(191)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(258)	(266)	(110)	(366)
Transfer payments from (to) other Divisions (including the GID), net	(995)	(378)	731	621
Other	(1)	10	3	5
Increase (decrease) in net assets derived from principal transactions	(623)	(313)	687	373
Total increase (decrease) in net assets	197	2,573	903	2,536
Net assets at December 31, 2003	3,806	8,330	1,103	5,926
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(48)	(5)	(29)
Net realized gain (loss) on investments	(83)	164	39	862
Net unrealized appreciation (depreciation) of investments	(124)	395	63	(1,031)
Net increase (decrease) in net assets from operations	(209)	511	97	(198)
Changes from principal transactions:				
Contract purchase payments	453	851	184	510
Administrative expenses	(139)	(287)	(49)	(154)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(331)	(420)	(11)	(346)
Transfer payments from (to) other Divisions (including the GID), net	(494)	740	(14)	(156)
Other	(1)	-	-	(1)
Increase (decrease) in net assets derived from principal transactions	(512)	884	110	(147)
Total increase (decrease) in net assets	(721)	1,395	207	(345)
Net assets at September 30, 2004	$ 3,085	$ 9,725	$ 1,310	$ 5,581

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and the year ended December 31, 2003
(Dollars in thousands)

	Turner Core Growth	Neuberger Berman AMT Growth	Neuberger Berman AMT Limited Maturity Bond	Neuberger Berman AMT Partners
Net assets at January 1, 2003	$ 619	$ 9,722	$ 32,704	$ 23,077
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(78)	1,256	(200)
Net realized gain (loss) on investments	(43)	(1,610)	295	(624)
Net unrealized appreciation (depreciation) of investments	347	4,515	(988)	8,947
Net increase (decrease) in net assets from operations	300	2,827	563	8,123
Changes from principal transactions:				
Contract purchase payments	99	1,879	4,261	3,291
Administrative expenses	(55)	(585)	(1,471)	(1,593)
Benefit payments	-	(2)	(48)	(9)
Surrenders and withdrawals	(159)	(388)	(2,195)	(1,954)
Transfer payments from (to) other Divisions (including the GID), net	732	954	(3,127)	1,065
Other	2	1	(1)	14
Increase (decrease) in net assets derived from principal transactions	619	1,859	(2,581)	814
Total increase (decrease) in net assets	919	4,686	(2,018)	8,937
Net assets at December 31, 2003	1,538	14,408	30,686	32,014
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	(75)	(144)	(114)
Net realized gain (loss) on investments	102	(522)	35	4,203
Net unrealized appreciation (depreciation) of investments	(142)	958	166	(2,662)
Net increase (decrease) in net assets from operations	(49)	361	57	1,427
Changes from principal transactions:				
Contract purchase payments	184	1,285	2,173	1,290
Administrative expenses	(90)	(459)	(954)	(730)
Benefit payments	-	-	-	(1)
Surrenders and withdrawals	(85)	(557)	(735)	(876)
Transfer payments from (to) other Divisions (including the GID), net	815	(1,258)	(1,352)	(33,143)
Other	(1)	4	1	19
Increase (decrease) in net assets derived from principal transactions	823	(985)	(867)	(33,441)
Total increase (decrease) in net assets	774	(624)	(810)	(32,014)
Net assets at September 30, 2004	$ 2,312	$ 13,784	$ 29,876	$ -

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and the year ended December 31, 2003
(Dollars in thousands)

	Pioneer Mid Cap Value VCT	Pioneer Small Cap Value VCT	Putnam VT Growth and Income	Putnam VT New Opportunities
Net assets at January 1, 2003	$ 864	$ 760	$ 5,213	$ 579
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(12)	(12)	63	(4)
Net realized gain (loss) on investments	279	363	(331)	(18)
Net unrealized appreciation (depreciation) of investments	788	301	1,699	225
Net increase (decrease) in net assets from operations	1,055	652	1,431	203
Changes from principal transactions:				
Contract purchase payments	916	317	940	122
Administrative expenses	(159)	(73)	(301)	(39)
Benefit payments	-	-	(42)	-
Surrenders and withdrawals	(263)	(42)	(1,248)	(16)
Transfer payments from (to) other Divisions (including the GID), net	4,711	843	(682)	(75)
Other	(9)	(2)	(11)	2
Increase (decrease) in net assets derived from principal transactions	5,196	1,043	(1,344)	(6)
Total increase (decrease) in net assets	6,251	1,695	87	197
Net assets at December 31, 2003	7,115	2,455	5,300	776
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	100	(13)	63	(4)
Net realized gain (loss) on investments	629	131	95	(14)
Net unrealized appreciation (depreciation) of investments	73	95	(69)	(80)
Net increase (decrease) in net assets from operations	802	213	89	(98)
Changes from principal transactions:				
Contract purchase payments	2,667	656	838	62
Administrative expenses	(340)	(115)	(218)	(54)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(96)	(66)	(267)	(1)
Transfer payments from (to) other Divisions (including the GID), net	2,706	1,396	298	705
Other	6	4	10	6
Increase (decrease) in net assets derived from principal transactions	4,943	1,875	661	718
Total increase (decrease) in net assets	5,745	2,088	750	620
Net assets at September 30, 2004	$ 12,860	$ 4,543	$ 6,050	$ 1,396

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and the year ended December 31, 2003
(Dollars in thousands)

	Putnam VT Small Cap Value	Putnam VT Voyager	Van Eck Worldwide Bond	Van Eck Worldwide Emerging Markets
Net assets at January 1, 2003	$ 9,712	$ 1,275	$ 3,820	$ 5,740
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(40)	(3)	37	(44)
Net realized gain (loss) on investments	(449)	(133)	439	95
Net unrealized appreciation (depreciation) of investments	5,709	463	237	3,331
Net increase (decrease) in net assets from operations	5,220	327	713	3,382
Changes from principal transactions:				
Contract purchase payments	1,940	311	917	981
Administrative expenses	(679)	(67)	(382)	(338)
Benefit payments	(1)	-	-	-
Surrenders and withdrawals	(1,270)	(9)	(355)	(321)
Transfer payments from (to) other Divisions (including the GID), net	1,001	(382)	662	1,543
Other	2	-	(4)	11
Increase (decrease) in net assets derived from principal transactions	993	(147)	838	1,876
Total increase (decrease) in net assets	6,213	180	1,551	5,258
Net assets at December 31, 2003	15,925	1,455	5,371	10,998
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11)	(2)	439	14
Net realized gain (loss) on investments	1,326	91	98	1,669
Net unrealized appreciation (depreciation) of investments	211	(140)	(497)	(1,088)
Net increase (decrease) in net assets from operations	1,526	(51)	40	595
Changes from principal transactions:				
Contract purchase payments	2,104	173	485	1,097
Administrative expenses	(655)	(59)	(239)	(326)
Benefit payments	-	-	-	-
Surrenders and withdrawals	(713)	(11)	(182)	(198)
Transfer payments from (to) other Divisions (including the GID), net	(916)	(193)	(472)	(697)
Other	2	-	(1)	1
Increase (decrease) in net assets derived from principal transactions	(178)	(90)	(409)	(123)
Total increase (decrease) in net assets	1,348	(141)	(369)	472
Net assets at September 30, 2004	$ 17,273	$ 1,314	$ 5,002	$ 11,470

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Unaudited Statements of Changes in Net Assets
For the nine months ended September 30, 2004 and the year ended December 31, 2003
(Dollars in thousands)

	Van Eck Worldwide Hard Assets	Van Eck Worldwide Real Estate
Net assets at January 1, 2003	$ 2,148	$ 4,886
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(9)	73
Net realized gain (loss) on investments	(247)	94
Net unrealized appreciation (depreciation) of investments	1,623	1,497
Net increase (decrease) in net assets from operations	1,367	1,664
Changes from principal transactions:		
Contract purchase payments	257	717
Administrative expenses	(198)	(285)
Benefit payments	-	-
Surrenders and withdrawals	(422)	(273)
Transfer payments from (to) other Divisions (including the GID), net	4,065	(100)
Other	7	5
Increase (decrease) in net assets derived from principal transactions	3,709	64
Total increase (decrease) in net assets	5,076	1,728
Net assets at December 31, 2003	7,224	6,614
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(1)	79
Net realized gain (loss) on investments	1,132	548
Net unrealized appreciation (depreciation) of investments	(387)	421
Net increase (decrease) in net assets from operations	744	1,048
Changes from principal transactions:		
Contract purchase payments	309	1,029
Administrative expenses	(166)	(280)
Benefit payments	-	-
Surrenders and withdrawals	(98)	(313)
Transfer payments from (to) other Divisions (including the GID), net	(963)	704
Other	(15)	3
Increase (decrease) in net assets derived from principal transactions	(933)	1,143
Total increase (decrease) in net assets	(189)	2,191
Net assets at September 30, 2004	$ 7,035	$ 8,805

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Unaudited Financial Statements

1. Organization

Security Life of Denver Insurance Company Separate Account L1 (the "Account") was established on November 3, 1993, by Security Life of Denver Insurance Company ("SLD" or the "Company") to support the operations of variable universal life policies ("Policies").   The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is a wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account supports the operations of the FirstLine Variable Universal Life, FirstLine II Variable Universal Life, Strategic Advantage Variable Universal Life, Strategic Advantage II Variable Universal Life, Variable Survivorship Universal Life, Corporate Benefits Variable Universal Life, Strategic Benefits Variable Universal Life, Asset Portfolio Manager Variable Universal Life, and Estate Designer Variable Universal Life, Policies offered by the Company. Corporate Benefits Variable Universal Life and Strategic Benefits Variable Universal Life became effective in 2000 and are defined as Class B Policies due to their mortality and expense charge structure. Asset Portfolio Manager Variable Universal Life became effective in 2001 and is also defined as a Class B Policy. All other Policies are defined as Class A Policies.

The Account is organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Policies allow the Policyholders to specify the allocation of their net premium to the various Funds. They can also transfer their account values among the Funds. The Policies also provide the Policyholders the option to allocate their net premiums, or to transfer their account values, to a guaranteed interest division ("GID") in the Company's general account. The GID guarantees a rate of interest to the Policyholder, and it is not variable in nature. Therefore, it is not included in the Account's statements. The Account may be used to support other variable life policies as the Company offers them. SLD provides for variable accumulation and benefits under the Policies by crediting premium payments to one or more divisions within the Account or the GID, as directed by the Policyholders. The portion of the Account's assets applicable to Policies will not be charged with liabilities arising out of any other business SLD may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of SLD. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of SLD.

At September 30, 2004, the Account had, sixty-seven investment divisions (the "Divisions") forty of which invest in independently managed mutual funds and twenty-seven of which invest in mutual funds managed by an affiliate, either Direct Services, Inc., ING Investments, LLC, or ING Life Insurance and Annuity Company. The assets in each Division are invested in shares of a designated Fund ("Fund") of various investment trusts (the "Trusts").

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Unaudited Financial Statements

Investment Divisions at September 30, 2004, and related Trusts are as follows:

AIM Variable Insurance Funds:
  AIM VI Capital Appreciation Fund - Series I Shares
  AIM VI Government Securities Fund - Series I Shares
  AIM VI High Yield Fund - Series I**
Alger American Funds:
  Alger American Growth Portfolio - Class O Shares
  Alger American Leveraged AllCap Portfolio - Class Shares
  Alger American Midcap Growth Portfolio - Class O Shares
American Funds Insurance Series:
  American Funds Growth Fund - Class 2*
  American Funds Growth-Income Fund - Class 2*
  American Funds International Fund - Class 2*
Fidelity® Variable Insurance Products Funds:
  Fidelity® VIP *Asset Manager*^{SM} Portfolio - Initial Class
  Fidelity® VIP *Asset Manager*^{SM} Portfolio - Service Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Service Class
  Fidelity® VIP Money Market Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Service Class
ING Income Shares:
  ING VP Intermediate Bond Portfolio - Class I
ING Investors Trust:
  ING Hard Assets Portfolio - Institutional Class*
  ING JPMorgan Small Cap Equity Portfolio - Class I Shares**
  ING Legg Mason Value Portfolio - Class I Shares**
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Institutional Class**
  ING Liquid Assets Portfolio - Service Class
  ING Marisco Growth Portfolio - Institutional Class
  ING Mercury Focus Value Portfolio - Class I Shares**
  ING MFS Mid Cap Growth Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Institutional Class

ING Investors Trust (continued):
  ING Salomon Brothers Investors Portfolio - Institutional Class*
  ING Stock Index Portfolio - Class I Shares**
  ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class
  ING T. Rowe Price Equity Income Portfolio - Institutional Class
  ING Van Kampen Equity Growth Portfolio - Class I Shares**
ING Partners, Inc.:
  ING JPMorgan Mid Cap Value - Initial Class*
  ING PIMCO Total Return Portfolio - Initial Class*
  ING Salomon Brothers Aggressive Growth Portfolio - Initial Class*
  ING UBS U.S. Allocation Portfolio
  ING Van Kampen Comstock Portfolio - Initial Class
ING Variable Portfolios, Inc.:
  ING VP Index Plus Large Cap Portfolio - Class I
  ING VP Index Plus Mid Cap Portfolio - Class I
  ING VP Index Plus Small Cap Portfolio - Class I
ING Variable Products Trust:
  ING VP MagnaCap Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP SmallCap Opportunities Portfolio - Class I
INVESCO Variable Investment Funds, Inc.:
  INVESCO VIF-Core Equity Fund
  INVESCO VIF-Health Sciences Fund
  INVESCO VIF-Small Company Growth Fund
  INVESCO VIF-Total Return Fund
  INVESCO VIF-Utilities Fund
Janus Aspen Series:
  Janus Aspen International Growth Portfolio - Service Shares
  Janus Aspen Mid Cap Growth Portfolio - Service Shares
  Janus Aspen Worldwide Portfolio - Service Shares
M Fund, Inc:
  Brandes International Equity Fund
  Business Opportunity Value Fund
  Frontier Capital Appreciation Fund
  Turner Core Growth Fund

Neuberger Berman Advisers Management Trust:
  Neuberger Berman AMT Growth Portfolio
  Neuberger Berman AMT Limited Maturity Bond
    Portfolio - Class I
Pioneer Variable Contracts Trust:
  Pioneer Mid Cap Value VCT Portfolio - Class I Shares
  Pioneer Small Cap Value VCT Portfolio - Class I Shares
Putnam Variable Trust:
  Putnam VT Growth and Income Fund - Class IB Shares
  Putnam VT New Opportunities Fund - Class IB Shares

Putnam Variable Trust (continued):
  Putnam VT Small Cap Value Fund - Class IB Shares
  Putnam VT Voyager Fund - Class IB Shares
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Fund
  Van Eck Worldwide Emerging Markets Fund
  Van Eck Worldwide Hard Assets Fund
  Van Eck Worldwide Real Estate Fund

* Division added in 2003.
** Division added in 2004.

The names of certain Divisions were changed during 2004. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
ING Income Shares:	ING Income Shares:
ING VP Intermediate Bond Portfolio - Class I	ING VP Bond Portfolio - Class R
ING Partners, Inc.:	ING Partners, Inc.:
ING UBS U.S. Allocation Portfolio	ING UBS Tactical Asset Allocation Portfolio - Initial Class
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING VP Index Plus Large Cap Portfolio - Class I	ING VP Index Plus Large Cap Portfolio - Class R
ING VP Index Plus Mid Cap Portfolio - Class I	ING VP Index Plus Mid Cap Portfolio - Class R
ING VP Index Plus Small Cap Portfolio - Class I	ING VP Index Plus Small Cap Portfolio - Class R
ING Variable Products Trust:	ING Variable Products Trust:
ING VP MagnaCap Portfolio - Class I	ING VP MagnaCap Portfolio - Class R
ING VP MidCap Opportunities Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class R
ING VP SmallCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class R

During 2004, the following Divisions were closed to Contractowners:

Alger American Small Capitalization
Fidelity® VIP Index 500
ING MFS Research
ING VP Growth Opportunities
INVESCO VIF - High Yield
Janus Aspen Growth
Neuberger Berman AMT Partners

2.   Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the date the order to buy or sell is confirmed. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund of the Trusts are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of SLD, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Policyholders are excluded in the determination of the federal income tax liability of SLD.

Policyholder Reserves

Policyholder reserves are presented as net assets on the Statement of Assets and Liabilities and are equal to the aggregate account values of the Policyholders invested in the Account Divisions. To the extent that benefits to be paid to the Policyholders exceed their account values, SLD will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to SLD.

3. Charges and Fees

Under the terms of the Policies, certain charges are allocated to the Policies to cover SLD's expenses in connection with the issuance and administration of the Policies. Following is a summary of these charges:

Mortality, Expense Risk, and Other Charges

For FirstLine, FirstLine II, Strategic Advantage, Strategic Advantage II, Variable Survivorship, Estate Designer, and Strategic Investor Policies (Class A Policies), charges are made directly against the assets of the Account Divisions and are reflected daily in the computation of the unit values of the Divisions. A daily deduction, at an annual rate of 0.75% of the daily asset value of the Separate Account Divisions, is charged to the Account for mortality and expense risks assumed by the Company.

For the Corporate Benefits, Strategic Benefits, and Asset Portfolio Manager Policies (Class B Policies), mortality and expense charges result in the redemption of units rather than a deduction in the daily computation of unit values.

For Corporate Benefits Policies, a monthly deduction, at an annual rate of 0.20% of the Policyholder account value, is charged. For Strategic Benefits Policies, a monthly deduction, at an annual rate of 0.85%, 0.60%, and 0.50%, of the Policyholder account value, is charged during policy years 1 through 10, 11 through 20, and 21 and later, respectively. For Asset Portfolio Manager Policies, a monthly deduction, at an annual rate of 0.90% and 0.45% of the Policyholder account value, is charged during policy years 1 through 10 and 11 through 20, respectively. There is no mortality and expense charge after year 20 for Asset Portfolio Manager Policies.

4. Related Party Transactions

During the nine months ended September 30, 2004, management and service fees were paid indirectly to Direct Services, Inc., an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Fund's advisory agreement provided for fees at annual rates ranging from 0.27% to 0.90% of the average net assets of each respective Portfolio. Management fees were paid to ING Investments, LLC, an affiliate of the Company, in its capacity as investment advisor to ING Variable Products Trust, ING Income Shares, and ING Variable Portfolios, Inc. The Fund's advisory agreement provides for fees at annual rates ranging from 0.35% to 0.75% of the average net assets of each respective Portfolio. Additionally, management fees were paid to ING Life Insurance and Annuity Company in its capacity as investment advisor to ING Partners, Inc. The Funds' advisory agreement provides for fees at annual rats of 0.85% of the average net assets of the ING UBS US Asset Allocation Portfolio and 0.60% of the average net assets of the ING Van Kampen Comstock Portfolio.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Unaudited Financial Statements

5. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	Nine months ended September 30, 2004		Year ended December 31, 2003	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
AIM Variable Insurance Funds:				
AIM VI Capital Appreciation	$ 1,392	$ 988	$ 1,621	$ 2,033
AIM VI Government Securities	2,179	4,887	9,856	13,637
AIM VI High Yield Fund	35,658	10,515	-	-
Alger American Funds:				
Alger American Growth	3,951	4,088	6,981	6,998
Alger American Leveraged AllCap	2,587	1,900	3,899	3,491
Alger American Midcap Growth	3,849	7,159	12,863	10,351
Alger American Small Capitalization	11,110	31,863	11,574	9,773
American Funds Insurance Series:				
American Funds Growth	9,717	414	3,698	20
American Funds Growth-Income	7,067	1,078	3,542	337
American Funds International	7,245	353	2,289	110
Fidelity® Variable Insurance Products Funds:				
Fidelity® VIP *Asset Manager*^{SM} - Initial	2,124	2,656	5,393	9,008
Fidelity® VIP *Asset Manager*^{SM} - Service	705	221	496	131
Fidelity® VIP Growth - Initial	7,317	9,977	10,724	12,102
Fidelity® VIP Growth - Service	1,260	672	1,285	208
Fidelity® VIP Index 500	15,753	214,070	32,715	30,359
Fidelity® VIP Money Market	63,097	131,384	101,090	133,793
Fidelity® VIP Overseas - Initial	5,563	8,516	46,550	45,671
Fidelity® VIP Overseas - Service	1,284	561	871	155
ING Income Shares:				
ING VP Intermediate Bond	3,187	1,836	7,339	4,316
ING Investors Trust:				
ING Hard Assets	1,437	503	55	-
ING JPMorgan Small Cap Equity Portfolio	25,739	6,813	-	-
ING Legg Mason Value Portfolio	1,034	4	-	-
ING Limited Maturity Bond	211	98	184	54
ING Liquid Assets - Institutional	104,090	28,099	-	-
ING Liquid Assets - Service	22,765	20,643	21,390	20,711
ING Marisco Growth	1,762	711	2,365	603
ING Mercury Focus Value Portfolio	32,906	1,607	-	-
ING MFS Mid Cap Growth	1,886	1,240	2,731	1,884
ING MFS Research	16	22	2	1

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Unaudited Financial Statements

	Nine months ended September 30, 2004		Year ended December 31, 2003	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING MFS Total Return	$ 1,522	$ 591	$ 1,026	$ 17
ING Salomon Brothers Investors	837	157	153	6
ING Stock Index Portfolio	212,605	6,257	-	-
ING T. Rowe Price Capital Appreciation	5,910	1,771	9,506	2,366
ING T. Rowe Price Equity Income	4,359	469	2,563	191
ING Van Kampen Equity Growth Portfolio	5,207	275	-	-
ING Partners, Inc.:				
ING JPMorgan Midcap Value	2,508	320	1,200	132
ING PIMCO Total Return	3,613	477	6,594	655
ING Salomon Brothers Aggressive Growth	308	229	138	22
ING UBS U.S. Allocation	1,182	584	130	17
ING Van Kampen Comstock	3,651	1,150	3,135	940
ING Variable Portfolios, Inc.:				
ING VP Index Plus Large Cap	1,141	767	3,771	575
ING VP Index Plus Mid Cap	4,351	1,781	3,754	597
ING VP Index Plus Small Cap	2,031	683	1,927	254
ING Variable Products Trust:	-	-		
ING VP Growth Opportunities	193	489	172	85
ING VP MagnaCap	588	353	456	531
ING VP MidCap Opportunities	1,389	658	1,332	1,159
ING VP SmallCap Opportunities	8,676	7,940	3,361	2,542
INVESCO Variable Investment Funds, Inc.:				
INVESCO VIF-Core Equity	1,663	5,233	4,773	5,692
INVESCO VIF-Health Sciences	2,722	2,075	520	123
INVESCO VIF-High Yield	4,781	31,225	31,568	31,089
INVESCO VIF-Small Company Growth	1,767	1,981	5,044	6,862
INVESCO VIF-Total Return	522	1,638	1,536	2,363
INVESCO VIF Utilities	3,647	3,759	5,195	4,368
Janus Aspen Series:				
Janus Aspen Growth	953	5,043	1,744	1,201
Janus Aspen International Growth	3,456	3,767	4,551	3,939
Janus Aspen Mid Cap Growth	521	298	760	706
Janus Aspen Worldwide	449	963	1,171	1,783
M Fund, Inc:				
Brandes International Equity	1,835	999	2,893	3,181
Business Opportunity Value	250	145	875	185
Frontier Capital Appreciation	2,298	2,474	3,236	2,899
Turner Core Growth	1,534	720	1,101	486

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Unaudited Financial Statements

	Nine months ended September 30, 2004		Year ended December 31, 2003	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
Neuberger Berman Advisers Management Trust:				
Neuberger Berman AMT Growth	$ 1,079	$ 2,139	$ 4,474	$ 2,692
Neuberger Berman AMT Limited Maturity Bond	2,688	3,699	10,195	11,520
Neuberger Berman AMT Partners	1,712	35,267	7,575	6,961
Pioneer Variable Contracts Trust:				
Pioneer Mid Cap Value VCT	8,903	3,860	7,385	2,201
Pioneer Small Cap Value VCT	2,543	681	6,867	5,837
Putnam Variable Trust:				
Putnam VT Growth and Income	1,489	765	2,314	3,595
Putnam VT New Opportunities	5,070	4,356	242	251
Putnam VT Small Cap Value	4,666	4,855	7,350	6,396
Putnam VT Voyager	402	494	626	777
Van Eck Worldwide Insurance Trust:				
Van Eck Worldwide Bond	2,762	2,732	5,046	4,172
Van Eck Worldwide Emerging Markets	4,635	4,744	5,761	3,929
Van Eck Worldwide Hard Assets	4,207	5,141	7,008	3,307
Van Eck Worldwide Real Estate	3,849	2,627	2,690	2,552

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Unaudited Financial Statements

6. Changes in Units

The changes in units outstanding were as follows:

	Nine months ended September 30, 2004 Net Increase (Decrease)	Year ended December 31, 2003 Net Increase (Decrease)
AIM Variable Insurance Funds:		
AIM VI Capital Appreciation	51,152	(31,717)
AIM VI Government Securities	(196,486)	(331,976)
AIM VI High Yield Fund	2,536,232	-
Alger American Funds:		
Alger American Growth	79,778	135,320
Alger American Leveraged AllCap	105,906	48,184
Alger American MidCap Growth	(32,424)	213,809
Alger American Small Capitalization	-	248,657
American Funds Insurance Series:		
American Funds Growth	709,226	304,616
American Funds Growth-Income	455,818	267,800
American Funds International	480,619	173,690
Fidelity® Variable Insurance Products Funds:		
Fidelity® VIP *Asset Manager*^{SM} - Initial	(52,712)	(252,877)
Fidelity® VIP *Asset Manager*^{SM} - Service	41,702	34,159
Fidelity® VIP Growth - Initial	(95,018)	(23,426)
Fidelity® VIP Growth - Service	75,231	163,961
Fidelity® VIP Index 500	-	651,104
Fidelity® VIP Money Market	(4,912,765)	(2,368,327)
Fidelity® VIP Overseas - Initial	(207,195)	127,738
Fidelity® VIP Overseas - Service	80,970	95,278
ING Income Shares:		
ING VP Intermediate Bond	76,721	270,092
ING Investors Trust:		
ING Hard Assets	67,937	4,149
ING JPMorgan Small Cap Equity Portfolio	1,818,833	-
ING Legg Mason Value Portfolio	103,623	-
ING Limited Maturity Bond	8,580	9,681
ING Liquid Assets - Institutional	7,591,558	-
ING Liquid Assets - Service	172,490	46,702
ING Marisco Growth	105,673	180,719
ING Mercury Focus Value Portfolio	3,030,994	-
ING MFS Mid Cap Growth	79,575	103,975
ING MFS Research	-	159
ING MFS Total Return	76,635	85,768

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Unaudited Financial Statements

	Nine months ended September 30, 2004 Net Increase (Decrease)	Year ended December 31, 2003 Net Increase (Decrease)
ING Investors Trust (continued):		
ING Salomon Brothers Investors	49,866	12,372
ING Stock Index Portfolio	20,161,119	-
ING T. Rowe Price Capital Appreciation	308,874	628,124
ING T. Rowe Price Equity Income	305,846	209,576
ING Van Kampen Equity Growth Portfolio	486,262	-
ING Partners, Inc.:		
ING JPMorgan Midcap Value	164,958	89,276
ING PIMCO Total Return	300,041	576,071
ING Salomon Brothers Aggressive Growth	6,266	9,585
ING UBS U.S. Allocation	57,675	12,521
ING Van Kampen Comstock	224,783	221,095
ING Variable Portfolios, Inc.:		
ING VP Index Plus Large Cap	33,742	373,301
ING VP Index Plus Mid Cap	223,985	327,236
ING VP Index Plus Small Cap	114,956	184,566
ING Variable Products Trust:		
ING VP Growth Opportunities	-	14,018
ING VP MagnaCap	23,570	(6,046)
ING VP MidCap Opportunities	75,332	23,300
ING VP SmallCap Opportunities	84,725	126,618
INVESCO Variable Investment Funds, Inc.:		
INVESCO VIF-Core Equity	(129,517)	(33,732)
INVESCO VIF-Health Sciences	56,000	44,260
INVESCO VIF-High Yield	-	(20,222)
INVESCO VIF-Small Company Growth	(741)	(144,187)
INVESCO VIF-Total Return	(63,601)	(62,665)
INVESCO VIF Utilities	(14,521)	107,999
Janus Aspen Series:		
Janus Aspen Growth	-	112,287
Janus Aspen International Growth	(62,474)	132,985
Janus Aspen Mid Cap Growth	55,926	35,124
Janus Aspen Worldwide	(88,735)	(105,015)
M Fund, Inc:		
Brandes International Equity	72,115	(8,769)
Business Opportunity Value	10,540	86,388
Frontier Capital Appreciation	(18,249)	56,601
Turner Core Growth	88,609	76,626

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Unaudited Financial Statements

	Nine months ended September 30, 2004 Net Increase (Decrease)	Year ended December 31, 2003 Net Increase (Decrease)
Neuberger Berman Advisers Management Trust:		
Neuberger Berman AMT Growth	(35,983)	117,907
Neuberger Berman AMT Limited Maturity Bond	(50,903)	(136,301)
Neuberger Berman AMT Partners	-	56,632
Pioneer Variable Contracts Trust:		
Pioneer Mid Cap Value VCT	401,963	514,051
Pioneer Small Cap Value VCT	169,738	133,936
Putnam Variable Trust:		
Putnam VT Growth and Income	64,285	(131,784)
Putnam VT New Opportunities	75,557	1,494
Putnam VT Small Cap Value	(21,948)	103,288
Putnam VT Voyager	(10,579)	(15,210)
Van Eck Worldwide Insurance Trust:		
Van Eck Worldwide Bond	(32,320)	65,283
Van Eck Worldwide Emerging Markets	(26,579)	190,357
Van Eck Worldwide Hard Assets	(78,981)	312,284
Van Eck Worldwide Real Estate	68,160	3,160

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Unaudited Financial Statements

7. **Financial Highlights**

A summary of unit values and units outstanding for Policies, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the nine months ended September 30, 2004 and the years ended December 31, 2003, 2002, and 2001, along with units outstanding and unit values for the year ended December 31, 2000, follows:

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM VI Capital Appreciation						
2004	1,098	$8.83 to $10.26	$ 11,023	- %	0% to .75%	-3.66% to -3.07%
2003	1,047	$9.11 to $10.65	10,989	-	0% to .75%	28.47% to 29.59%
2002	1,078	$7.03 to $8.29	8,853	-	0% to .75%	-25.05% to -24.41%
2001	1,174	$9.30 to $11.06	12,831	7.26	0% to .75%	-23.83% to -23.27%
2000	4,082	$12.12 to $14.52	51,039	*	*	*
AIM VI Government Securities						
2004	2,092	$13.19 to $13.37	27,642	-	0% to .75%	1.38% to 1.98%
2003	2,288	$13.01 to $13.11	29,800	2.30	0% to .75%	0.31% to 1.00%
2002	2,620	$12.97 to $12.98	33,988	2.03	0% to .75%	9.08% to 9.82%
2001	2,156	$11.81 to $11.90	25,665	1.35	0% to .75%	5.40% to 6.11%
2000	1,492	$11.13 to $11.29	16,764	*	*	*
AIM VI High Yield						
2004	2,536	$10.34 to $10.38	26,235	*****	0% to .75%	*****
2003	*****	*****	*****	*****	*****	*****
2002	*****	*****	*****	*****	*****	*****
2001	*****	*****	*****	*****	*****	*****
2000	*****	*****	*****	*****	*****	*****
Alger American Growth						
2004	2,341	$7.74 to $20.62	42,288	-	0% to .75%	-5.15% to -4.68%
2003	2,261	$8.12 to $21.74	44,540	-	0% to .75%	34.11% to 35.11%
2002	2,126	$6.01 to $16.21	33,021	0.04	0% to .75%	-33.35% to -33.07%
2001	2,053	$8.98 to $24.32	48,752	12.91	0% to .75%	-12.74% to -11.61%
2000	1,807	$10.16 to $27.87	50,118	*	*	*

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Unaudited Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Alger American Leveraged AllCap						
2004	808	$8.04 to $28.16	$ 18,078	- %	0% to .75%	-4.90% to -4.40%
2003	702	$8.41 to $29.61	18,180	-	0% to .75%	33.68% to 34.78%
2002	654	$6.24 to $22.15	13,112	0.01	0% to .75%	-34.62% to -33.97%
2001	696	$9.45 to $33.88	23,276	3.72	0% to .75%	-16.30%
2000	602	$40.48	24,378	*	*	*
Alger American MidCap Growth						
2004	1,592	$12.75 to $29.99	39,688	-	0% to .75%	2.98% to -2.45%
2003	1,624	$13.07 to $30.91	43,924	-	0% to .75%	46.70% to 47.85%
2002	1,410	$8.84 to $21.07	27,448	-	0% to .75%	-30.25% to -29.67%
2001	1,445	$12.57 to $30.21	42,563	46.27	0% to .75%	-7.2% to -6.40%
2000	1,028	$13.43 to $32.49	33,294	*	*	*
American Funds Growth						
2004	1,014	$13.02 to $13.16	13,249	0.06	0% to .75%	1.09% to 1.62%
2003	305	$12.88 to $12.95	3,929	****	0% to .75%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
American Funds Growth-Income						
2004	724	$13.10 to $13.24	9,515	0.17	0% to .75%	1.47% to 2.00%
2003	268	$12.91 to $12.98	3,463	****	0% to .75%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
American Funds International						
2004	654	$14.75 to $14.59	9,587	0.27	0% to .75%	5.27% to 5.89%
2003	174	$13.86 to $13.93	2,412	****	0% to .75%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Unaudited Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP *Asset Manager*[SM] - Initial						
2004	1,107	$17.98	$ 19,904	2.66 %	0.75%	-0.72%
2003	1,160	$18.11	21,003	3.58	0.75%	17.14%
2002	1,413	$15.46	21,839	3.51	0.75%	-8.90%
2001	1,201	$16.97	19,842	4.74	0.75%	-5.35%
2000	879	$17.93	15,755	*	*	*
Fidelity® VIP *Asset Manager*[SM] - Service						
2004	141	$10.62	1,497	2.66	0%	-0.19%
2003	99	$10.64	1,056	2.80	0%	17.83%
2002	65	$9.03	588	2.94	0%	-8.79%
2001	32	$9.90	314	**	0%	**
2000	**	**	**	**	**	**
Fidelity® VIP Growth - Initial						
2004	2,289	$7.90 to $21.72	48,439	0.26	0% to .75%	-5.24% to -4.70%
2003	2,384	$8.29 to $22.92	53,751	0.25	0% to .75%	31.88% to 32.85%
2002	2,408	$6.24 to $17.38	41,408	0.24	0% to .75%	-30.40% to -30.12%
2001	2,444	$8.93 to $24.97	59,751	7.38	0% to .75%	-18.45% to -17.62%
2000	2,264	$10.84 to $30.62	68,506	*	*	*
Fidelity® VIP Growth - Service						
2004	328	$7.53	2,470	0.18	0%	-4.80%
2003	253	$7.91	2,000	0.08	0%	32.72%
2002	88	$5.96	530	0.08	0%	-30.54%
2001	24	$8.58	209	**	0%	**
2000	**	**	**	**	**	**
Fidelity® VIP Money Market						
2004	2	$13.93	31	1.02	0.75%	0.22%
2003	4,915	$13.90	68,318	1.02	0.75%	0.22%
2002	7,283	$13.87	101,019	1.70	0.75%	1.24%
2001	6,921	$13.70	94,833	3.88	0.75%	3.63%
2000	4,690	$13.22	62,015	*	*	*

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Unaudited Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Overseas - Initial						
2004	2,468	$9.30 to $14.25	$ 34,686	1.22 %	0% to .75%	-1.11% to -0.53%
2003	2,675	$9.35 to $14.41	38,294	0.72	0% to .75%	42.25% to 43.40%
2002	2,547	$6.52 to $10.13	25,636	0.78	0% to .75%	-21.23% to -20.29%
2001	2,775	$8.18 to $12.86	35,065	13.45	0% to .75%	-21.63% to -21.19%
2000	2,670	$10.38 to $16.41	43,322	*	*	*
Fidelity® VIP Overseas - Service						
2004	270	$8.65	2,332	0.96	0%	-0.57%
2003	189	$8.70	1,641	0.45	0%	43.09%
2002	93	$6.08	568	0.34	0%	-20.32%
2001	19	$7.63	151	**	0%	**
2000	**	**	**	**	**	**
ING VP Intermediate Bond						
2004	582	$11.72 to $11.94	6,880	7.40	0% to .75%	2.99% to 3.65%
2003	505	$11.38 to $11.52	5,775	1.88	0% to .75%	5.57% to 6.27%
2002	235	$10.78 to $10.84	2,539	***	0% to .75%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING Hard Assets						
2004	72	$13.33 to $15.62	999	-	0% to .75%	1.10% to 1.68%
2003	4	$13.11 to $15.45	61	****	0% to .75%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
ING JPMorgan Small Cap Equity						
2004	1,819	$10.62 to $10.66	19,319	*****	0% to .75%	*****
2003	*****	*****	*****	*****	*****	*****
2002	*****	*****	*****	*****	*****	*****
2001	*****	*****	*****	*****	*****	*****
2000	*****	*****	*****	*****	*****	*****

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Unaudited Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Legg Mason Value						
2004	104	$9.88 to $9.91	$ 1,024	***** %	0% to .75%	*****
2003	*****	*****	*****	*****	*****	*****
2002	*****	*****	*****	*****	*****	*****
2001	*****	*****	*****	*****	*****	*****
2000	*****	*****	*****	*****	*****	*****
ING Limited Maturity Bond						
2004	44	$13.25	585	-	0%	1.30%
2003	36	$13.08	465	1.26	0%	2.83%
2002	26	$12.72	329	0.23	0%	7.25%
2001	4,610	$11.86	54,671	16.29	0%	8.91%
2000	80	$10.89	877	*	*	*
ING Liquid Assets - Institutional						
2004	7,592	$10.01	75,991	*****	0.75%	*****
2003	*****	*****	*****	*****	*****	*****
2002	*****	*****	*****	*****	*****	*****
2001	*****	*****	*****	*****	*****	*****
2000	*****	*****	*****	*****	*****	*****
ING Liquid Assets - Service						
2004	2,000	$11.56	23,115	0.60	0%	0.61%
2003	1,827	$11.49	20,993	0.78	0%	0.70%
2002	1,780	$11.41	20,314	1.47	0%	1.42%
2001	696	$11.25	7,832	3.74	0%	3.88%
2000	184	$10.83	1,992	*	*	*
ING Marisco Growth						
2004	287	$7.89 to $12.92	2,970	-	0% to .75%	1.10% to 1.68%
2003	182	$7.76 to $12.78	1,870	-	0% to .75%	32.88%
2002	1	$5.84	5	-	0%	-29.55%
2001	-	$8.29	4	-	0%	-30.28%
2000	-	$11.89	1	*	*	*

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Unaudited Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Mercury Focus Value						
2004	3,031	$9.95 to $9.98	$ 30,163	***** %	0% to .75%	*****
2003	*****	*****	*****	*****	*****	*****
2002	*****	*****	*****	*****	*****	*****
2001	*****	*****	*****	*****	*****	*****
2000	*****	*****	*****	*****	*****	*****
ING MFS Mid Cap Growth						
2004	460	$6.81 to $9.40	3,557	-	0% to .75%	0.29% to 0.97%
2003	381	$6.79 to $9.31	2,923	-	0% to .75%	38.57% to 39.58%
2002	277	$4.90 to $6.67	1,478	-	0% to .75%	-49.38% to -48.85%
2001	46	$9.68 to $13.04	465	**	0% to .75%	**
2000	**	**	**	**	**	**
ING MFS Total Return						
2004	176	$11.99 to $13.47	2,250	-	0% to .75%	3.63% to 4.18%
2003	99	$11.57 to $12.93	1,246	1.00	0% to .75%	16.91%
2002	14	$11.06	151	3.30	0%	-5.06%
2001	5	$11.65	53	13.37	0%	0.43%
2000	1	$11.60	11	*	*	*
ING Salomon Brothers Investors						
2004	62	$13.17 to $13.31	821	-	0% to .75%	1.15% to 1.68%
2003	12	$13.02 to $13.09	161	****	0% to .75%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
ING Stock Index						
2004	20,161	$10.09 to $10.12	203,499	*****	0% to .75%	*****
2003	*****	*****	*****	*****	*****	*****
2002	*****	*****	*****	*****	*****	*****
2001	*****	*****	*****	*****	*****	*****
2000	*****	*****	*****	*****	*****	*****

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Unaudited Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING T. Rowe Price Capital Appreciation						
2004	1,995	$14.08 to $14.45	$ 28,314	- %	0% to .75%	6.99% to 7.59%
2003	1,686	$13.16 to $13.43	22,308	0.73	0% to .75%	24.39% to 25.28%
2002	1,058	$10.58 to $10.72	11,222	3.65	0% to .75%	-0.19% to 0.56%
2001	369	$10.60 to $10.66	3,909	9.39	0% to .75%	-
2000	**	**	**	**	**	**
ING T. Rowe Price Equity Income						
2004	526	$12.24 to $13.30	6,858	-	0% to .75%	4.72% to 5.38%
2003	220	$11.71 to $12.70	2,734	0.85	0% to .75%	25.37%
2002	11	$9.34	99	4.45	0%	-13.20%
2001	1	$10.76	6	**	0%	**
2000	**	**	**	**	**	**
ING Van Kampen Equity Growth						
2004	486	$9.72 to $9.75	4,731	*****	0% to .75%	*****
2003	*****	*****	*****	*****	*****	*****
2002	*****	*****	*****	*****	*****	*****
2001	*****	*****	*****	*****	*****	*****
2000	*****	*****	*****	*****	*****	*****
ING JPMorgan Mid Cap Value						
2004	254	$13.90 to $14.05	3,552	0.21	0% to .75%	9.19% to 9.77%
2003	89	$12.73 to $12.80	1,139	****	0% to .75%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
ING PIMCO Total Return						
2004	876	$10.48 to $10.60	9,196	1.17	0% to .75%	2.64% to 3.31%
2003	576	$10.21 to $10.26	5,884	****	0% to .75%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Unaudited Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Salomon Brothers Aggressive Growth						
2004	16	$12.85 to $12.99	$ 205	- %	0% to .75%	0.63% to 1.25%
2003	10	$12.77 to $12.83	123	****	0% to .75%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
ING UBS U.S. Allocation						
2004	72	$10.06 to $10.25	736	0.91	0% to .75%	2.13% to 2.81%
2003	14	$9.85 to $9.97	143	-	0% to .75%	26.44% to 27.33%
2002	2	$7.79 to $7.83	15	***	0% to .75%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING Van Kampen Comstock						
2004	597	$11.47 to $11.68	6,907	0.58	0% to .75%	6.40% to 7.06%
2003	372	$10.78 to $10.91	4,034	3.47	0% to .75%	28.95% to 29.88%
2002	151	$8.36 to $8.40	1,265	***	0% to .75%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING VP Index Plus Large Cap						
2004	456	$10.02 to $10.21	4,610	1.09	0% to .75%	0.70% to 1.29%
2003	422	$9.95 to $10.08	4,224	1.39	0% to .75%	25.16% to 26.16%
2002	49	$7.95 to $7.99	389	***	0% to .75%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING VP Index Plus Mid Cap						
2004	936	$11.27 to $11.48	10,659	0.51	0% to .75%	3.68% to 4.27%
2003	712	$10.87 to $11.01	7,802	0.40	0% to .75%	31.44% to 32.49%
2002	385	$8.27 to $8.31	3,193	***	0% to .75%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Index Plus Small Cap						
2004	376	$11.86 to $12.09	$ 4,499	0.78 %	0% to .75%	7.33% to 7.95%
2003	261	$11.05 to $11.20	2,906	0.17	0% to .75%	35.09% to 36.09%
2002	77	$8.18 to $8.23	630	***	0% to .75%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING VP MagnaCap						
2004	155	$9.79 to $10.06	1,524	0.93	0% to .75%	0.82% to 1.41%
2003	131	$9.71 to $9.92	1,281	1.21	0% to .75%	29.99% to 31.04%
2002	137	$7.47 to $7.57	1,026	1.31	0% to .75%	-23.46% to -22.76%
2001	21	$9.76 to $9.80	202	**	0% to .75%	**
2000	**	**	**	**	**	**
ING VP MidCap Opportunities						
2004	227	$8.89 to $9.12	2,049	-	0% to .75%	-2.52% to -2.04%
2003	152	$9.12 to $9.31	1,404	-	0% to .75%	35.71% to 36.71%
2002	128	$6.72 to $6.81	868	-	0% to .75%	-26.80% to -25.82%
2001	32	$9.18	294	**	0% to .75%	**
2000	**	**	**	**	**	**
ING VP SmallCap Opportunities						
2004	450	$7.05 to $7.23	3,198	-	0% to .75%	-5.50% to -5.12%
2003	365	$7.46 to $7.62	2,743	-	0% to .75%	37.64% to 38.80%
2002	238	$5.42 to $5.49	1,297	-	0% to .75%	-44.07% to -43.63%
2001	75	$9.69 to $9.74	730	**	0% to .75%	**
2000	**	**	**	**	**	**
INVESCO VIF-Core Equity						
2004	1,137	$9.41 to $23.05	22,684	-	0% to .75%	-3.92% to -3.39%
2003	1,267	$9.74 to $23.99	27,110	1.14	0% to .75%	21.65% to 22.52%
2002	1,301	$7.95 to $19.72	23,265	1.41	0% to .75%	-19.64% to -19.04%
2001	1,238	$9.82 to $24.54	29,102	1.59	0% to .75%	-9.75% to -8.99%
2000	806	$10.79 to $27.19	21,536	*	*	*

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Unaudited Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
INVESCO VIF-Health Sciences						
2004	117	$10.23 to $10.42	$ 1,201	- %	0% to .75%	-1.35% to -0.76%
2003	61	$10.37 to $10.50	631	-	0% to .75%	26.93% to 27.74%
2002	16	$8.17 to $8.22	134	***	0% to .75%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
INVESCO VIF-Small Company Growth						
2004	1,100	$9.68 to $12.62	13,367	-	0% to .75%	-2.85% to -2.22%
2003	1,101	$9.90 to $12.99	13,864	-	0% to .75%	32.42% to 33.42%
2002	1,245	$7.42 to $9.81	12,029	-	0% to .75%	-32.30% to -31.11%
2001	1,033	$10.77 to $14.49	14,861	-	0% to .75%	-19.32% to -18.53%
2000	660	$13.22 to $17.96	11,848	*	*	*
INVESCO VIF-Total Return						
2004	576	$10.31 to $16.60	9,192	-	0% to .75%	-2.01% to -1.53%
2003	639	$10.47 to $16.94	10,471	2.47	0% to .75%	16.11% to 16.98%
2002	702	$8.95 to $14.59	9,980	2.00	0% to .75%	-10.98% to -10.23%
2001	934	$9.97 to $16.39	15,247	2.57	0% to .75%	-2.15%
2000	698	$16.75	11,695	*	*	*
INVESCO VIF-Utilities						
2004	678	$7.23 to $15.39	9,487	2.20	0% to .75%	8.92% to 9.55%
2003	693	$6.60 to $14.13	8,951	1.23	0% to .75%	16.58% to 17.44%
2002	585	$5.62 to $12.12	6,946	0.49	0% to .75%	-20.94% to -20.28%
2001	526	$7.05 to $15.33	7,928	1.02	0% to .75%	-32.91%
2000	342	$22.85	7,812	*	*	*
Janus Aspen International Growth						
2004	988	$6.56 to $6.76	6,544	0.46	0% to .75%	0.92% to 1.50%
2003	1,050	$6.50 to $6.66	6,883	1.07	0% to .75%	33.47% to 34.55%
2002	917	$4.87 to $4.95	4,484	0.64	0% to .75%	-26.10% to -25.79%
2001	780	$6.59 to $6.67	5,140	0.87	0% to .75%	-24.17% to -23.42%
2000	48	$8.69 to $8.71	421	*	*	*

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Unaudited Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Janus Aspen Mid Cap Growth						
2004	616	$4.08 to $4.20	$ 2,524	- %	0% to .75%	4.08% to 4.48%
2003	560	$3.92 to $4.02	2,203	-	0% to .75%	33.79% to 34.90%
2002	525	$2.93 to $2.98	1,539	-	0% to .75%	-28.71% to -28.19%
2001	452	$4.11 to $4.15	1,858	-	0% to .75%	-40.00% to -39.50%
2000	77	$6.85 to $6.86	526	*	*	*
Janus Aspen Worldwide						
2004	538	$5.68 to $5.86	3,085	0.35	0% to .75%	-5.96% to -5.33%
2003	626	$6.04 to $6.19	3,806	0.92	0% to .75%	22.76% to 23.55%
2002	731	$4.92 to $5.01	3,609	0.66	0% to .75%	-26.35% to -25.67%
2001	484	$6.68 to $6.74	3,325	0.37	0% to .75%	-23.13% to -22.62%
2000	37	$8.69 to $8.71	319	*	*	*
Brandes International Equity						
2004	785	$12.37 to $12.70	9,725	0.01	0% to .75%	6.00% to 6.63%
2003	713	$11.67 to $11.91	8,330	1.05	0% to .75%	46.42% to 47.40%
2002	722	$7.97 to $8.08	5,757	6.53	0% to .75%	-15.93% to -15.30%
2001	200	$9.48 to $9.54	1,895	**	0% to .75%	**
2000	**	**	**	**	**	**
Business Opportunity Value						
2004	123	$10.59 to $10.79	1,310	-	0% to .75%	8.39% to 8.99%
2003	113	$9.77 to $9.90	1,103	1.07	0% to .75%	28.72% to 29.58%
2002	26	$7.59 to $7.64	200	***	0% to .75%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
Frontier Capital Appreciation						
2004	473	$11.79 to $12.10	5,581	-	0% to .75%	-2.24% to -1.79%
2003	491	$12.06 to $12.32	5,926	-	0% to .75%	54.62% to 55.95%
2002	435	$7.80 to $7.90	3,390	-	0% to .75%	-25.79% to -25.26%
2001	164	$10.51 to $10.57	1,727	**	0% to .75%	**
2000	**	**	**	**	**	**

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Unaudited Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Turner Core Growth						
2004	255	$9.06 to $9.31	$ 2,312	- %	0% to .75%	-2.05% to 1.38%
2003	166	$9.25 to $9.44	1,538	0.28	0% to .75%	33.67% to 34.47%
2002	89	$6.92 to $7.02	619	0.28	0% to .75%	-27.08% to -26.49%
2001	31	$9.49 to $9.55	296	**	0% to .75%	**
2000	**	**	**	**	**	**
Neuberger Berman AMT Growth						
2004	870	$7.90 to $16.62	13,784	-	0% to .75%	2.21% to 2.86 %
2003	906	$7.68 to $16.26	14,408	-	0% to .75%	30.39% to 31.28%
2002	788	$5.85 to $12.47	9,722	-	0% to .75%	-31.93% to -31.18%
2001	716	$8.50 to $18.32	13,020	50.01	0% to .75%	-30.66%
2000	755	$26.42	19,945	*	*	*
Neuberger Berman AMT Limited Maturity Bond						
2004	2,041	$11.49 to $15.34	29,876	-	0% to .75%	0.13% to 0.61%
2003	2,092	$11.42 to $15.32	30,686	4.65	0% to .75%	1.66% to 2.42%
2002	2,229	$11.15 to $15.07	32,704	4.04	0% to .75%	4.44% to 5.39%
2001	1,603	$10.58 to $14.43	22,975	5.37	0% to .75%	8.01%
2000	1,085	$13.36	14,494	*	*	*
Pioneer Mid Cap Value VCT						
2004	1,018	$12.59 to $12.83	12,860	1.46	0% to .75%	9.29% to 9.94%
2003	616	$11.52 to $11.67	7,115	0.15	0% to .75%	36.33% to 37.46%
2002	102	$8.45 to $8.49	864	***	0% to .75%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
Pioneer Small Cap Value VCT						
2004	400	$11.31 to $11.52	4,543	-	0% to .75%	6.20% to 6.77%
2003	229	$10.65 to $10.79	2,455	-	0% to .75%	34.47% to 35.55%
2002	96	$7.92 to $7.96	760	***	0% to .75%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Unaudited Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Putnam VT Growth and Income						
2004	591	$10.15 to $10.42	$ 6,050	1.46 %	0% to .75%	1.50% to 2.06%
2003	527	$10.00 to $10.21	5,300	1.85	0% to .75%	26.58% to 27.47%
2002	658	$7.90 to $8.01	5,213	1.82	0% to .75%	-19.63% to -19.01%
2001	344	$9.83 to $9.89	3,383	**	0% to .75%	**
2000	**	**	**	**	**	**
Putnam VT New Opportunities						
2004	165	$8.44 to $8.67	1,396	-	0% to .75%	-2.54% to -1.92%
2003	89	$8.66 to $8.84	776	-	0% to .75%	31.41% to 32.34%
2002	88	$6.59 to $6.68	579	-	0% to .75%	-31.07% to -30.49%
2001	42	$9.56 to $9.61	397	**	0% to .75%	**
2000	**	**	**	**	**	**
Putnam VT Small Cap Value						
2004	1,113	$15.41 to $15.82	17,273	0.37	0% to .75%	10.31% to 10.94%
2003	1,135	$13.97 to $14.26	15,925	0.30	0% to .75%	76.39% to 79.15%
2002	1,032	$7.92 to $7.96	9,712	1.05	0% to .75%	-18.76% to -18.27%
2001	535	$11.57 to $11.66	6,191	**	0% to .75%	**
2000	**	**	**	**	**	**
Putnam VT Voyager						
2004	157	$8.26 to $8.48	1,314	0.22	0% to .75%	-3.95% to -3.42%
2003	168	$8.60 to $8.78	1,455	0.37	0% to .75%	23.92% to 24.89%
2002	183	$6.94 to $7.03	1,275	0.50	0% to .75%	-27.02% to -26.54%
2001	90	$9.51 to $9.57	852	**	0% to .75%	**
2000	**	**	**	**	**	**
Van Eck Worldwide Bond						
2004	362	$13.79 to $13.93	5,002	8.93	0% to .75%	1.32% to 1.83%
2003	394	$13.61 to $13.68	5,371	0.02	0% to .75%	17.23% to 18.13%
2002	329	$11.58 to $11.61	3,820	-	0% to .75%	20.81% to 21.64%
2001	127	$9.52 to $9.61	1,225	3.92	0% to .75%	-5.78% to -4.99%
2000	91	$10.02 to $10.20	931	*	*	*

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Unaudited Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Van Eck Worldwide Emerging Markets						
2004	941	$12.01 to $13.00	$ 11,470	0.58 %	0% to .75%	6.38% to 7.00%
2003	967	$11.29 to $12.15	10,998	0.08	0% to .75%	53.19% to 54.19%
2002	777	$7.37 to $7.88	5,740	0.17	0% to .75%	-3.67% to -2.96%
2001	588	$7.65 to $8.12	4,516	-	0% to .75%	-2.55% to -1.81%
2000	579	$7.85 to $8.27	4,562	*	*	*
Van Eck Worldwide Hard Assets						
2004	466	$14.44 to $15.18	7,035	0.42	0% to .75%	14.31% to 14.88%
2003	545	$12.57 to $13.28	7,224	0.34	0% to .75%	44.03% to 45.15%
2002	233	$8.66 to $9.22	2,148	0.62	0% to .75%	-3.66% to -2.81%
2001	181	$8.91 to $9.57	1,727	1.15	0% to .75%	-11.06%
2000	215	$10.76	2,313	*	*	*
Van Eck Worldwide Real Estate						
2004	561	$15.26 to $17.27	8,805	1.47	0% to .75%	15.69% to 16.37%
2003	493	$13.19 to $14.84	6,614	1.90	0% to .75%	33.50% to 34.42%
2002	490	$9.88 to $11.04	4,886	2.47	0% to .75%	-5.18% to -4.42%
2001	271	$10.42 to $11.55	2,826	1.98	0% to .75%	4.51% to 5.29%
2000	131	$9.97 to $10.97	1,312	*	*	*

*   Not provided for 2000.

**   As investment Division was not available until 2001, this data is not meaningful and is therefore not presented.

***   As investment Division was not available until 2002, this data is not meaningful and is therefore not presented.

****   As investment Division was not available until 2003, this data is not meaningful and is therefore not presented.

*****   As investment Division was not available until 2004, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge, as defined in Note 3. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Financial Statements – Statutory Basis
Years ended December 31, 2003 and 2002

Contents

Report of Independent Auditors

Board of Directors and Stockholder
Security Life of Denver Insurance Company

We have audited the accompanying statutory basis balance sheets of Security Life of Denver Insurance Company ("the Company" and an indirect, wholly-owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2003 and 2002, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado ("Colorado Division of Insurance"), which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Security Life of Denver Insurance Company at December 31, 2003 and 2002 or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Life of Denver Insurance Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance.

/s/ Ernst & Young

March 22, 2004

SECURITY LIFE OF DENVER INSURANCE COMPANY
Balance Sheets - Statutory Basis

| | December 31 | |
	2003	2002
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	$ 11,999,561	$ 11,414,565
Preferred stocks	12,418	18,915
Common stocks	77,957	72,427
Subsidiaries	76,187	73,186
Mortgage loans	2,856,476	2,776,223
Real estate, less accumulated depreciation (2003-$13,109; 2002-$12,553)	31,971	32,612
Contract loans	1,092,751	1,073,803
Other invested assets	128,678	149,642
Cash and short-term investments	408,212	290,080
Total cash and invested assets	16,684,211	15,901,453
Deferred and uncollected premiums, less loading (2003- $2,052; 2002- $1,926)	193,102	130,982
Accrued investment income	226,236	241,378
Reinsurance balances recoverable	(4,022)	67,177
Data processing equipment, less accumulated		
depreciation (2003-$3,838; 2002-$1,817)	31	75
Indebtedness from related parties	14	8,420
Federal income tax recoverable, (including $66,660 and $56,985		
net deferred tax assets at December 31, 2003 and 2002, respectively)	66,660	57,059
Separate account assets	1,730,272	1,526,548
Other assets	13,407	12,825
Total admitted assets	$ 18,909,911	$ 17,945,917

The accompanying notes are an integral part of these financial statements.

F - 4

SECURITY LIFE OF DENVER INSURANCE COMPANY
Balance Sheets - Statutory Basis

	December 31	
	2003	**2002**
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	$ 7,603,507	$ 8,022,919
Accident and health reserves	8	15
Deposit type contracts	7,330,821	6,710,709
Policyholders' funds	6,493	7,302
Dividends payable	3,981	3,871
Unpaid claims	145,231	191,423
Total policy and contract liabilities	15,090,041	14,936,239
Interest maintenance reserve	19,517	2,444
Accounts payable and accrued expenses	126,551	126,479
Reinsurance balances due	515,895	43,312
Indebtedness to related parties	40,051	1,802
Contingency reserve	16,955	18,087
Asset valuation reserve	95,649	74,863
Borrowed money, net	268,245	168,884
Other liabilities	126,027	30,480
Separate account liabilities	1,711,770	1,512,075
Total liabilities	18,010,701	16,914,665
Capital and surplus:		
Common stock: $20,000 par value; authorized 149 shares;		
issued and outstanding 144 shares	2,880	2,880
Surplus notes	165,032	165,032
Paid-in and contributed surplus	837,378	837,378
Unassigned (deficit) surplus	(106,080)	25,962
Total capital and surplus	899,210	1,031,252
Total liabilities and capital and surplus	$ 18,909,911	$ 17,945,917

The accompanying notes are an integral part of these financial statements.

F - 5

Security Life of Denver Insurance Company
Statements of Operations - Statutory Basis

	Year ended December 31 2003	2002
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	$ 1,182,093	$ 2,063,758
Policy proceeds and dividends left on deposit	51	31
Net investment income	707,739	858,455
Amortization of interest maintenance reserve	(16,687)	(13,414)
Commissions, expense allowances and reserve adjustments		
on reinsurance ceded	260,286	53,339
Other income	84,275	71,964
Total premiums and other revenues	2,217,757	3,034,133
Benefits paid or provided:		
Death benefits	503,663	402,381
Annuity benefits	13,450	12,001
Surrender benefits	1,312,580	1,276,798
Interest on policy or contract funds	233,660	296,017
Other benefits	26	(1,896)
Change in life, annuity, and accident and health reserves	(419,362)	290,893
Net transfers to separate accounts	49,745	60,825
Total benefits paid or provided	1,693,762	2,337,019
Insurance expenses:		
Commissions	357,779	307,117
General expenses	133,682	98,192
Insurance taxes, licenses and fees, excluding federal income taxes	21,451	18,890
Miscellaneous deductions	2,373	995
Total insurance expenses	515,285	425,194
Gain from operations before policyholder dividends,		
federal income taxes and net realized capital losses	8,710	271,920
Dividends to policyholders	2,766	2,564
Gain from operations before federal income taxes and		
net realized capital losses	5,944	269,356
Federal income taxes	103,127	88,773
(Loss) gain from operations before net realized capital losses	(97,183)	180,583
Net realized capital losses net of income taxes 2003 - $(14,400) and		
2002 - $(11,366); and excluding net transfers to the interest maintenance		
reserve 2003- $(387) and 2002- $(20,691)	(45,280)	(43,391)
Net (loss) income	$ (142,463)	$ 137,192

The accompanying notes are an integral part of these financial statements.

F - 6

Security Life of Denver Insurance Company
Statements of Changes in Capital and Surplus - Statutory Basis

	Year ended December 31	
	2003	2002
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	$ 2,880	$ 2,880
Surplus note:		
Balance at beginning and end of year	165,032	165,032
Paid-in and contributed surplus:		
Balance at beginning of year	837,378	737,378
Capital contributions	-	100,000
Balance at end of year	837,378	837,378
Unassigned (deficit) surplus:		
Balance at beginning of year	25,962	(136,246)
Net income	(142,463)	137,192
Change in net unrealized capital gains or losses	12,014	(5,149)
Change in nonadmitted assets	(43,372)	42,134
Change in liability for reinsurance in unauthorized companies	1,999	(5,474)
Change in asset valuation reserve	(20,786)	1,136
Change in net deferred income tax	57,094	(7,631)
Dividends to stockholder	(136,055)	-
Deferral of gain on reinsurance transaction	139,527	-
Balance at end of year	(106,080)	25,962
Total capital and surplus	$ 899,210	$ 1,031,252

The accompanying notes are an integral part of these financial statements.

Security Life of Denver Insurance Company
Statements of Cash Flows - Statutory Basis

| | Year ended December 31 | |
	2003	2002
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other		
considerations received, net of reinsurance paid	$ 1,329,758	$ 2,078,398
Net investment income received	915,235	1,018,160
Commission, expenses paid and other miscellaneous expenses	(475,494)	(393,052)
Benefits paid	(1,430,859)	(1,920,378)
Net transfers from (to) separate accounts	31,408	(770,703)
Dividends paid to policyholders	(2,656)	(2,758)
Federal income taxes paid	(105,554)	(48,565)
Other revenues	420,220	18,692
Net cash provided by (used in) operations	682,058	(20,206)
Investment activities		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	9,537,940	9,417,153
Stocks	10,286	23,243
Mortgage loans	523,538	452,644
Real estate	1,375	-
Other invested assets	9,622	29,086
Net gain on cash and short term investments	9,607	56
Miscellaneous proceeds	61,278	-
Net proceeds from sales, maturities, or repayments of investments	10,153,646	9,922,182
Cost of investments acquired:		
Bonds	10,348,589	10,434,664
Stocks	3,954	37,494
Mortgage loans	604,826	795,589
Real estate	-	-
Other invested assets	13,237	10,853
Miscellaneous applications	-	188,187
Total cost of investments acquired	10,970,606	11,466,787
Net change in contract loans	(18,948)	50,306
Net cash used in investment activities	(835,908)	(1,494,299)
Financing and miscellaneous activities		
Cash provided:		
Capital and surplus paid-in	10,620	91,733
Borrowed money received (repaid)	99,364	(142,383)
Net deposits on deposit-type contract funds	47,934	1,770,838
Dividends to stockholders	(136,055)	-
Other sources (uses)	250,119	(483,025)
Net cash provided by financing and miscellaneous activities	271,982	1,237,163
Net change in cash and short-term investments	118,132	(277,342)
Cash and short-term investments		
Beginning of year	290,080	567,422
End of year	$ 408,212	$ 290,080

The accompanying notes are an integral part of these financial statements.

1.   **Nature of Operations and Significant Accounting Policies**

Security Life of Denver Insurance Company (the "Company") is domiciled in Colorado and is a wholly owned subsidiary of Lion Connecticut Holdings Inc., which is a wholly-owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). The Company focuses on three markets: the advanced market, reinsurance to other insurers, and the investment products market. The life insurance products offered for the advanced market include wealth transfer and estate planning, executive benefits, charitable giving and corporate-owned life insurance. These products include traditional life, interest-sensitive life, universal life, and variable life. Operations are conducted almost entirely on the general agency basis and the Company is presently licensed in all states (approved for reinsurance only in New York and Puerto Rico), the District of Columbia and the U.S. Virgin Islands. In the reinsurance market, the Company offers financial security to clients through a mix of total risk management and traditional life insurance services. In the investment products market, the Company offers guaranteed investment contracts, funding agreements, and trust notes to institutional buyers.

The Company merged with First Columbine Life Insurance Company ("First Columbine"), an affiliate, on December 31, 2002. The transaction was approved by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado ("Colorado Division of Insurance") and was accounted for as a statutory merger. No consideration was paid and no common stock was issued in exchange for all of the common shares of First Columbine. The accompanying financial statements have been restated as though the merger took place prior to all periods presented. Pre-merger separate company revenue, net income, and other surplus adjustments for the twelve months ended December 31, 2002 were $2,784,460,000, $116,057,000 and $107,979,000, respectively, for the Company and $249,673,000, $21,137,000, and $17,035,000, respectively, for First Columbine.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance, which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book value. The asset is then written down to fair value.

Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

SSAP 31 applies to derivative transactions prior to January 1, 2003. The Company also follows the newly adopted hedge accounting guidance in SSAP 86 for derivative transactions entered into or modified on or after January 1, 2003. Under this guidance, derivatives that are deemed effective hedges are accounted for in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholder's equity rather than to income as required for fair value hedges.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes.

Valuation Reserves: The asset valuation reserve ("AVR") is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates, and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral or interest maintenance reserve ("IMR") is reported as a component of other liabilities in the accompanying balance sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

*Benefit and Contract Reserves***:** Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non-operating software, past-due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual* are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

Employee Benefits: For purposes of calculating the Company's pension and postretirement benefit obligation, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

*Universal Life and Annuity Polici*es: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits, and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Surplus Notes: Surplus notes are reported as a component of surplus. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Colorado Division of Insurance. Under GAAP, surplus notes are reported as liabilities and the related interest is reported as a charge to earnings over the term of the notes.

Statements of Cash Flows: Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Reconciliation to GAAP: The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Investments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method. The Company has elected to use the book value as of January 1, 1994, as the cost for applying the retrospective method to securities purchased prior to that date where historical cash flows are not readily available.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the SVO.

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer, future economic conditions and market forecasts, and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

The Company uses derivatives such as interest rate swaps, caps and floors as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short-term assets or liabilities. The initial cost of any such agreement is amortized to net investment income over the life of the agreement. Periodic payments that are receivable as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

The derivatives are reported in a manner that is consistent with the hedged asset or liability. All derivatives are reported at amortized cost. Upon termination of a derivative that qualified for hedge accounting, the gain or loss is deferred in IMR or adjusts the basis of the hedged item.

The Company's insurance subsidiaries are reported at their underlying statutory basis net assets plus the admitted portion of goodwill, and the Company's noninsurance subsidiary is reported at the GAAP basis of its net assets. Dividends from subsidiaries are included in net investment income. The remaining net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses.

Mortgage loans are reported at amortized cost, less allowance for impairments.

Contract loans are reported at unpaid principal balances.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost; other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

For reverse repurchase agreements, Company policies require a minimum of 95% of the fair value of securities purchased under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short-term investments and the offsetting collateral liability is included in miscellaneous liabilities.

Reverse dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates.

Short-term investments are reported at amortized cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Partnership interests, which are included in other invested assets, are reported at the underlying audited GAAP equity of the investee.

Residual collateralized mortgage obligations, which are included in other invested assets, are reported at amortized cost using the effective interest method.

Realized capital gains and losses are determined using the specific identification method.

Cash on hand includes cash equivalents. Cash equivalents are short-term investments that are both readily convertible to cash and have an original maturity date of three months or less. Short-term investments are carried at amortized cost, which approximates market value.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2.0% to 11.25%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

> For life, endowment and term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

> For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

> For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Data Processing Equipment

Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of such assets is calculated on a straight-line basis over the estimated useful life of the asset.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

Participating Insurance

Participating business approximates less than 1.0% of the Company's ordinary life insurance in force and 0.8% of premium income. The amount of dividends to be paid to participating policyholders is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales.

Pension Plans

The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plan. The Company also provides a contributory retirement plan for substantially all employees.

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

| | December 31 | |
	2003	2002
	(In Thousands)	
Deferred federal income taxes	$ 231,293	$ 188,721
Agents' debit balances	3,335	4,232
Furniture and equipment	1,555	2,217
Deferred and uncollected premium	872	2,801
Non-operating software asset in progress	11,582	14,187
Other	12,265	5,372
Total nonadmitted assets	$ 260,902	$ 217,530

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets. Certain changes are reported directly in surplus as a change in unrealized capital gains or losses.

Claims and Claims Adjustment Expenses

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2003. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2003.

F - 18

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments with a maturity of less than one year at date of acquisition.

Separate Accounts

More than half of the separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets of these accounts are carried at fair value.

Certain other separate accounts relate to experience-rated group annuity contracts that fund defined contribution pension plans. These contracts provide guaranteed interest returns for one year only, where the guaranteed interest rate is re-established each year based on the investment experience of the separate account. In no event can the interest rate be less than zero. The assets and liabilities of these separate accounts are carried at book value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. The operations of the separate accounts are not included in the accompanying financial statements.

Reclassifications

Certain prior year amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2003 financial statement presentation.

2. **Permitted Statutory Basis Accounting Practices**

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the State of Colorado. The Colorado Division of Insurance recognizes only statutory accounting practices prescribed or permitted by the State of Colorado for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Colorado Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the State of Colorado. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Colorado Division of

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

Insurance. As of December 31, 2003 and 2002, the Company had no such permitted accounting practices.

3.   Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
At December 31, 2003:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 57,644	$ 4,974	$ 171	$ 62,447
States, municipalities, and political subdivisions	4,334	173	-	4,507
Foreign government	216,521	25,015	1,302	240,234
Public utilities securities	1,002,225	57,149	3,739	1,055,635
Corporate securities	5,865,468	311,413	30,691	6,146,190
Mortgage-backed securities	3,848,729	65,627	60,488	3,853,868
Commercial mortgage-backed securities	199,516	9,520	2,711	206,325
Other asset-backed securities	813,888	7,433	39,932	781,389
Total fixed maturities	12,008,325	481,304	139,034	12,350,595
Preferred stocks	12,467	-	2,832	9,635
Common stocks	74,981	2,988	12	77,957
Total equity securities	87,448	2,988	2,844	87,592
Total	$ 12,095,773	$ 484,292	$ 141,878	$ 12,438,187
At December 31, 2002:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 546,121	$ 8,966	$ 195	$ 554,892
States, municipalities, and political subdivisions	19,823	293	-	20,116
Foreign government	623,583	35,806	14,017	645,372
Public utilities securities	526,221	22,868	4,875	544,214
Corporate securities	4,920,736	251,230	65,077	5,106,889
Mortgage-backed securities	3,792,945	137,393	68,814	3,861,524
Commercial mortgage-backed securities	142,215	11,515	2,837	150,893
Other asset-backed securities	864,431	10,074	59,909	814,596
Total fixed maturities	11,436,075	478,145	215,724	11,698,496
Preferred stocks	18,954	302	1,918	17,338
Common stocks	71,856	584	13	72,427
Total equity securities	90,810	886	1,931	89,765
Total	$ 11,526,885	$ 479,031	$ 217,655	$ 11,788,261

Reconciliation of bonds from amortized cost to carrying value is as follows:

	December 31	
	2003	**2002**
	(In Thousands)	
Amortized cost	$ 12,008,325	$ 11,436,075
Less: nonadmitted bonds	(8,764)	(21,510)
Carrying value	$ 11,999,561	$ 11,414,565

As of December 31, 2003, the aggregate market value of debt securities with unrealized losses and the time period that cost exceeded fair value are as follows:

	Less than 6 months below cost	**More than 6 months and less than 12 months below cost**	**More than 12 months below cost**	**Total**
		(In Thousands)		
Fair value	$ 1,298,604	$ 1,016,714	$ 466,032	$ 2,781,350
Unrealized loss	16,475	46,060	76,500	139,035

Of the unrealized losses more than 6 months and less than 12 months in duration of $46,060,000 there were $10,390,000 in unrealized losses that were primarily related to interest rate movement or spread widening for other than credit-related reasons. Business and operating fundamentals are performing as expected.   The remaining unrealized losses of $35,670,000 as of December 31, 2003 included the following significant items:

$28,305,000 of unrealized losses related to mortgage-backed and structured securities reviewed for impairment under the guidance prescribed by SSAP No. 43 *Loan-backed and Structured Securities*. This category includes U.S. government-backed securities, principal protected securities and structured securities which did not have an adverse change in cash flows for which the fair value was $497,256,000.

$2,759,000 of unrealized losses related to the energy/utility industry, for which the fair value was $100,270,000. During 2003, the energy sector recovered due to a gradually improving economic picture. Current analysis indicates the debt will be serviced in accordance with the contractual terms.

$2,482,000 of unrealized losses related to non-domestic issues, with no unrealized loss exposure per country in excess of $873,000 for which the fair value was $50,047,000. Credit exposures are well diversified in these markets including banking, beverage, healthcare, and sovereign companies.

$1,306,000 of unrealized losses related to the telecommunications/cable/media industry, for which the fair value was $31,220,000. During 2003, the sector recovered somewhat due to a gradually improving economy. Credit exposure is primarily focused in what Company management believes to be the largest and most financially secure companies in the sector.

The remaining unrealized losses totaling $818,000 relate to a fair value of $6,638,000.

Of the unrealized losses more than 12 months in duration of $76,500,000, there were $3,017,000 in unrealized losses that were primarily related to interest rate movement or spread widening for other than credit-related reasons. Business and operating fundamentals are performing as expected.   The remaining unrealized losses of $73,483,000 as of December 31, 2003 included the following significant items:

$63,195,000 of unrealized losses related to mortgage-backed and structured securities reviewed for impairment under the guidance prescribed by SSAP No. 43 *Loan-backed and Structured Securities*. This category includes U.S. government-backed securities, principal protected securities and structured securities which did not have an adverse change in cash flows for which the fair value was $242,380,000.

$4,633,000 of unrealized losses related to the airline industry, for which the fair value was $35,286,000. During 2003, the airline industry continued to suffer from decreased passenger volumes offset by a gradually improving economy. The majority of the airline investments are comprised of Enhanced Equipment Trust Certificates ("EETC"). Current analysis indicates the specific collateral backing EETC investments is predominantly represented by newer models that are expected to be retained as individual airlines reduce their fleets.

$1,823,000 of unrealized losses related to the energy/utility industry, for which the fair value was $20,862,000. During 2003, the energy sector recovered due to a gradually improving economic picture. Current analysis indicates the debt will be serviced in accordance with the contractual terms.

$2,444,000 of unrealized losses related to non-domestic issues, with no unrealized loss exposure per country in excess of $1,700,000 for which the fair value was $35,813,000. Credit exposures are well diversified in these markets, including banking and other asset-backed securities.

$1,143,000 of unrealized losses related to the telecommunications/cable/media industry, for which the fair value was $39,531,000. During 2003, the sector recovered somewhat due to a gradually improving economy. Credit exposure is primarily focused in what Company management believes to be the largest and most financially secure companies in the sector.

The remaining unrealized losses totaling $245,000 relate to a fair value of $1,394,000.

The amortized cost and fair value of investments in bonds at December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
December 31, 2003		
Maturity:		
Due in 1 year or less	$ 418,595	$ 425,646
Due after 1 year through 5 years	2,811,537	2,968,703
Due after 5 years through 10 years	2,349,746	2,468,666
Due after 10 years	1,566,314	1,645,998
	7,146,192	7,509,013
Mortgage-backed securities	3,848,729	3,853,868
Commercial mortgage-backed securities	199,516	206,325
Other structured securities	813,888	781,389
Total	$ 12,008,325	$ 12,350,595

At December 31, 2003, investments in certificates of deposit and bonds, with an admitted asset value of $23,849,000, were on deposit with state insurance departments to satisfy regulatory requirements.

The Company had loaned securities, which are reflected as invested assets on the balance sheets with a market value of approximately $22,867,000 and $28,903,000, at December 31, 2003 and 2002, respectively.

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $4,985,299,000 and $5,990,714,000 in 2003 and 2002, respectively. Gross gains of $84,185,000 and $139,524,000 and gross losses of $29,923,000 and $114,222,000 during 2003 and 2002, respectively, were realized on those sales. A portion of the gains and losses realized in 2003 and 2002 has been deferred to future periods in the IMR.

In the course of the Company's asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company's return on the investment portfolio or to manage interest rate risk.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

The table below summarizes the number of transactions, book value, and gain/loss of the Company's financial instruments with securities sold and reacquired within 30 days of the sale date:

Bonds	Number of Transactions	Book Value	Cost of Securities Repurchased	Gain
NAIC 3	19	$ 14,652,948	$ 15,738,289	$ 177,741
NAIC 4	5	3,726,012	3,250,881	52,369
NAIC 6	3	251,210	266,502	-

Major categories of net investment income are summarized as follows:

	Year ended December 31	
	2003	2002
	(In Thousands)	
Income:		
Equity securities - unaffiliated	$ 8,330	$ 4,666
Bonds	674,425	753,050
Mortgage loans	175,395	170,803
Contract loans	71,453	72,183
Real estate	4,661	4,950
Derivative investments	(176,141)	(109,067)
Other	7,080	12,633
Total investment income	765,203	909,218
Investment expenses	(57,464)	(50,763)
Net investment income	$ 707,739	$ 858,455

As part of its overall investment strategy, the Company has entered into agreements to purchase securities as follows:

	December 31	
	2003	2002
	(In Thousands)	
Investment purchase commitments	$ 348,720	$ 218,743

The Company entered into reverse dollar repurchase transactions to increase its return on investments and improve liquidity. Reverse dollar repurchases involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchases are accounted for as short-term collateralized financing and the repurchase obligation is reported in borrowed money. The repurchase obligation totaled $166,089,000 and $161,878,000 at December 31, 2003 and 2002, respectively. The securities underlying these agreements are mortgage-backed securities with a book value of $164,591,000 and $160,784,000 and fair value of $166,580,000 and $163,139,000 at December 31, 2003 and 2002, respectively. At December 31, 2003, the securities have a weighted average coupon rate of 5.8% and have maturities ranging from December 2018 through December 2033. The primary risk associated with short-term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, which was not material at December 31, 2003. The Company believes that the counterparties to the reverse dollar repurchase agreements are financially responsible and that counterparty risk is minimal.

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are invested in new securities of intermediate durations. The terms of the reverse repurchase agreements call for payment of interest at a rate of 1.07%. The agreements mature prior to the end of January 2004. As of December 31, 2003 and 2002, the amount outstanding on these agreements was $15,800,000. The securities underlying these agreements are mortgage-backed securities with a book value of $15,938,000 and $7,276,000 and fair value of $16,098,000 and $7,355,000 at December 31, 2003 and 2002, respectively. The securities have a weighted average coupon of 5.0% and have a maturity of December 2033.

The maximum and minimum lending rates for long-term mortgage loans during 2003 were 7.26% and 2.32%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 76.0% on commercial properties. As of December 31, 2003, the Company held no mortgages with interest more than 180 days overdue. Total interest due on mortgages is $57,000, and $251,000 as of December 31, 2003 and 2002, respectively.

4.   Derivative Financial Instruments Held for Purposes Other than Trading

The Company enters into derivatives such as swaps, caps, floors, and options to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows which the Company has acquired or incurred.   Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching.

The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount.   Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreements without an exchange of the underlying principal amount.

Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

Premiums paid for the purchase of interest rate contracts are included in other invested assets on the balance sheets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income on the statements of operations. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets.

Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.   Changes in the fair value of effective hedge derivatives are recorded as investment income. Changes in the fair value of ineffective hedge derivatives are recorded as unrealized gains and losses in surplus.   The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

Interest rate contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives are recorded as unrealized gains and losses. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

The table below summarizes the Company's interest rate contracts included in other invested assets at December 31, 2003 and 2002:

	Notional Amount	Carrying Value	Fair Value
		(In Thousands)	
December 31, 2003			
Swaps	$ 9,977,615	$ 5,533	$ (233,030)
Caps owned	525,151	4,498	747
Total derivatives	$ 10,502,766	$ 10,031	$ (232,283)
December 31, 2002			
Swaps	$ 10,995,346	$ 15,626	$ (272,911)
Caps owned	672,372	7,313	1,920
Total derivatives	$ 11,667,718	$ 22,939	$ (270,991)

5.   Concentrations of Credit Risk

The Company held less - than-investment-grade corporate bonds with an aggregate book value of $773,297,000 and $679,704,000 and an aggregate market value of $800,996,000 and $633,205,000 at December 31, 2003 and 2002, respectively. Those holdings amounted to 6.4% of the Company's investments in bonds and 4.5% of total admitted assets at December 31, 2003. The holdings of less - than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $252,037,000 and $208,820,000 with an aggregate NAIC market value of $255,766,000 and $209,386,000 at December 31, 2003 and 2002, respectively. The carrying value of these holdings amounted to 2.1% of the Company's investment in bonds and 1.5% of the Company's total admitted assets at December 31, 2003.

At December 31, 2003, the Company's commercial mortgages involved a concentration of properties located in California (17.0%) and Florida (9.5%). The remaining commercial mortgages relate to properties located in 41 other states. The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $51,425,000.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

6. Annuity Reserves

At December 31, 2003 and 2002, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

	Amount	Percent
	(In Thousands)	
December 31, 2003		
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 2,954,534	28.7 %
At book value less surrender charge	31,416	0.3
Subtotal	2,985,950	29.0
Subject to discretionary withdrawal (without adjustment):		
At book value with minimal or no charge or adjustment	264,407	2.6
Not subject to discretionary withdrawal	7,039,545	68.4
Total annuity reserves and deposit fund liabilities		
before reinsurance	10,289,902	100.0 %
Less reinsurance ceded	-	
Net annuity reserves and deposit fund liabilities	$ 10,289,902	
December 31, 2002		
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 4,035,938	39.9 %
At book value less surrender charge	34,035	0.4
Subtotal	4,069,973	40.3
Subject to discretionary withdrawal (without adjustment):		
At book value with minimal or no charge or adjustment	266,917	2.6
Not subject to discretionary withdrawal	5,774,312	57.1
Total annuity reserves and deposit fund liabilities		
before reinsurance	10,111,202	100.0 %
Less reinsurance ceded	-	
Net annuity reserves and deposit fund liabilities	$ 10,111,202	

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Colorado Division of Insurance, is $426,738,180,000 at December 31, 2003. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $687,716,000 at December 31, 2003. The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with Statement of Statutory Accounting Principles ("SSAP") No. 54, *Individual and Group Accident and Health Contracts*.

7.   **Employee Benefit Plans**

Pension Plan and Postretirement Benefits

The Company sponsors non-contributory defined benefit pension plans covering United States employees.

The Company also provides certain health care and life insurance benefits for retired employees.

A summary of assets, obligations and assumptions of the pension and other postretirement benefits plans are as follows:

	Pension Benefits		Other Benefits	
	2003	2002	2003	2002
	(In Thousands)			
Change in benefit obligation				
Benefit obligation at beginning of year	$ 11,433	$ 14,880	$ 5,658	$ 5,742
Service cost	-	26	430	445
Interest cost	752	1,098	359	451
Contribution by plan participants	-	-	1,442	265
Actuarial (loss) gain	(1,002)	(3,880)	926	844
Benefits paid	(1,024)	(691)	(1,878)	(597)
Plan amendments	-	-	-	(1,492)
Benefit obligation at end of year	$ 10,159	$ 11,433	$ 6,937	$ 5,658
Change in plan assets				
Fair value of plan assets at beginning of year	$ -	$ -	$ -	$ -
Actual return on plan assets	-	-	-	-
Employer contribution	1,024	691	436	332
Plan particpants' contributions	-	-	1,442	265
Benefits paid	(1,024)	(691)	(1,878)	(597)
Fair value of plan assets at end of year	$ -	$ -	$ -	$ -

	Pension Benefits		Other Benefits	
	2003	**2002**	**2003**	**2002**
	(In Thousands)			
Funded status	$ (10,159)	$ (11,433)	$ (6,937)	$ (5,658)
Unamortizated prior service credit	(402)	(438)	(1,971)	(2,094)
Unrecognized net gain/(loss)	(3,667)	(2,872)	27	(963)
Remaining net obligation	10,959	11,603	-	-
Net amount recorded	$ (3,269)	$ (3,140)	$ (8,881)	$ (8,715)
Components of net periodic benefit cost				
Service cost	$ -	$ 26	$ 430	$ 445
Interest cost	752	1,098	359	451
Amortization of unrecognized transition obligation or transition asset	645	645	-	490
Amount of recognized gains and losses	(208)	-	(64)	(150)
Amount of prior service cost recognized	(36)	(35)	(123)	483
Total net periodic benefit cost	$ 1,153	$ 1,734	$ 602	$ 1,719

In addition, the Company has pension benefit obligation and other benefit obligation for non-vested employees as of December 31, 2003 and 2002 in the amount of $59,000 and $219,000 and $3,376,000 and $2,956,000, respectively.

Assumptions used in determining the accounting for the supplemental employees retirement plan and other post-retirement benefit plans as of December 31, 2003 and 2002 were as follows:

	2003		**2002**	
Weighted-average discount rate	6.25	%	6.75	%
Rate of increase in compensation level	3.75	%	3.75	%
Expected long-term rate of return on assets	8.75	%	9.00	%

The annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) for the medical plan is 10%, graded to 5% thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2003 by $88,000. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2003 by $85,000.

401(k) Plan

The ING Savings Plan is a defined contribution plan, which is available to substantially all employees. Participants may make contributions to the plan through salary reductions up to a maximum of $12,000 for 2003 and $11,000 for 2002. Such contributions are not currently taxable to the participants. The Company matches up to 6% of pre-tax eligible pay at 100%. Company matching contributions were $1,893,000 and $1,807,000 for 2003 and 2002, respectively.

8. **Separate Accounts**

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

Premiums, deposits, and other considerations received for the years ended December 31, 2003 and 2002 were $161,513,000 and $213,479,000, respectively. In addition, $0 and $750,860,000 in deposit type contracts were received in 2003 and 2002, respectively.

The general nature and characteristics of the separate accounts business follows:

	Non-Indexed Guarantee Less than/ equal to 4%	Non-Guaranteed Separate Accounts	Total
	(In Thousands)		
December 31, 2003			
Premium, consideration or deposits for the year	$ -	$ 161,513	$ 161,513
Reserves for separate accounts with assets at:			
Fair value	$ -	$ 960,041	$ 960,041
Amortized cost	750,901	-	750,901
Total reserves	$ 750,901	$ 960,041	$ 1,710,942
Reserves for separate accounts by			
withdrawal characteristics:			
Subject to discretionary withdrawal:			
With market value adjustment	$ -	$ -	$ -
At book value without market value adjustment			
and with current surrender charge of 5% or more	-	449,685	449,685
At market value	-	-	-
At book value without market value adjustment			
and with current surrender charge less than 5%	-	510,356	510,356
Subtotal	-	960,041	960,041
Not subject to discretionary withdrawal	750,901	-	750,901
Total separate account aggregate reserves	$ 750,901	$ 960,041	$ 1,710,942
December 31, 2002			
Premium, consideration or deposits for the year	$ -	$ 213,479	$ 213,479
Reserves for separate accounts with assets at:			
Fair value	$ -	$ 699,743	$ 699,743
Amortized cost	750,860	-	750,860
Total reserves	$ 750,860	$ 699,743	$ 1,450,603
Reserves for separate accounts by			
withdrawal characteristics:			
Subject to discretionary withdrawal:			
With market value adjustment	$ -	$ -	$ -
At book value without market value adjustment			
and with current surrender charge of 5% or more	-	363,187	363,187
At market value	-	-	-
At book value without market value adjustment			
and with current surrender charge less than 5%	-	336,195	336,195
Subtotal	-	699,382	699,382
Not subject to discretionary withdrawal	750,860	361	751,221
Total separate account aggregate reserves	$ 750,860	$ 699,743	$ 1,450,603

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

| | December 31 | |
	2003	2002
	(In Thousands)	
Transfers as reported in the Summary of Operations		
of the Separate Accounts Statement:		
Transfers to separate accounts	$ 161,513	$ 234,907
Transfers from separate accounts	(111,768)	(174,584)
Net transfers to separate accounts	49,745	60,323
Reconciling adjustments:		
Miscellaneous transfers	-	502
Transfers as reported in the Statement of Operations	$ 49,745	$ 60,825

9. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $1,008,909,000 and $895,515,000 for the years ended December 31, 2003 and 2002, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

| | December 31 | |
	2003	2002
	(In Thousands)	
Premiums	$ 1,136,439	$ 392,723
Benefits paid or provided	373,139	216,044
Policy and contract liabilities at year end	2,140,008	2,623,310

During 2003 and 2002, the Company had ceded blocks of insurance under reinsurance treaties to provide funds for financing and other purposes. These reinsurance transactions, generally known as "financial reinsurance," represent financing arrangements. Financial reinsurance has the effect of increasing current statutory surplus while reducing future statutory surplus as the reinsurers recapture amounts.

F - 33

10. Federal Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return with its parent, ING AIH, and other U.S. affiliates and subsidiaries. The method of tax allocation is governed by a written tax sharing agreement. The tax sharing agreement provides that each member of the consolidated return shall reimburse ING AIH for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.

The components of the net deferred tax asset (liability) are as follows:

	December 31	
	2003	**2002**
	(In Thousands)	
Total deferred tax assets	$ 325,643	$ 260,262
Total deferred tax liabilities	(27,691)	(14,556)
Net deferred tax assets	297,952	245,706
Deferred tax asset nonadmitted	(231,293)	(188,721)
Net admitted deferred tax asset	$ 66,659	$ 56,985
(Increase) decrease in nonadmitted asset	$ (42,572)	$ 15,311

Current income taxes incurred consisted of the following major components:

	Year ended December 31	
	2003	**2002**
	(In Thousands)	
Federal taxes on operations	$ 103,127	$ 88,773
Federal taxes on capital gains	14,400	11,366
Total current taxes incurred	$ 117,527	$ 100,139

The main components of deferred tax assets and deferred tax liabilities are as follows:

	December 31	
	2003	2002
	(In Thousands)	
Deferred tax assets resulting from book/tax differences in:		
Deferred acquisition costs	$ 128,958	$ 100,924
Insurance reserves	73,157	37,406
Investments	65,107	58,691
Compensation and employee benefits	22,431	18,045
Due and deferred premium	13,343	11,964
Nonadmitted assets	7,659	9,284
Unrealized loss on investments	3,060	6,607
Litigation accruals	5,934	6,330
Depreciable assets	4,737	5,861
Other	1,257	5,150
Total deferred tax assets	325,643	260,262
Deferred tax assets nonadmitted	(231,293)	(188,721)
Admitted deferred tax assets	94,350	71,541
Deferred tax liabilities resulting from book/tax differences in:		
Investments	5,184	10,959
Due and deferred premiums	21,789	-
Other	717	3,597
Total deferred tax liabilities	27,690	14,556
Net admitted deferred tax asset	$ 66,660	$ 56,985

The change in net deferred income taxes is comprised of the following:

	December 31		
	2003	2002	Change
	(In Thousands)		
Total deferred tax assets	$ 325,643	$ 260,262	$ 65,381
Total deferred tax liabilities	27,691	14,556	13,135
Net deferred tax asset	$ 297,952	$ 245,706	52,246
Remove current year change in unrealized gains			4,848
Change in net deferred income tax			57,094
Remove other items in surplus:			
Current year change in non-admitted assets			1,670
Other			(1,346)
Change in deferred taxes for rate reconciliation			$ 57,418

The provision for federal income taxes expense and change in deferred taxes differs from the amount from that which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes for the following reasons:

	Year Ended December 31, 2003
	(In Thousands)
Ordinary income	$ 5,943
Capital losses	(30,493)
Total pre-tax book loss	$ (24,550)
Provision computed at statutory rate	$ (8,592)
Refinement of deferred tax balances	15,221
Interest maintenance reserve	5,840
Dividend received deduction	(1,299)
Amortization of reinsurance gain	48,834
Other	105
Total	$ 60,109
Federal income taxes incurred	$ 117,526
Change in net deferred income taxes	(57,418)
Total statutory income taxes	$ 60,108

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $99,153,372 and $113,183,297 from 2003 and 2002, respectively.

Under the inter-company tax sharing agreement, the Company has a receivable from ING AIH of $21,850,000 and $9,951,000 for federal income taxes as of December 31, 2003 and 2002, respectively.

Prior to 1984, the Company was allowed certain special deductions for federal income tax reporting purposes that were required to be accumulated in a "policyholders' surplus account" ("PSA"). In the event those amounts are distributed to shareholders, or the balance of the account exceeds certain limitations prescribed by the Internal Revenue Code, the excess amounts would be subject to income tax at current rates. Income taxes also would be payable at current rates if the Company ceases to qualify as a life insurance company for tax reporting purposes, or if the income tax deferral status of the PSA is modified by future tax legislation. Management does not intend to take any actions nor does management expect any events to occur that would cause income taxes to become payable on the PSA balance. Accordingly, the Company has not accrued income taxes on the PSA balance of $60,490,000 at December 31, 2003. However, if such taxes were assessed, the amount of the taxes payable would be $21,171,000. No deferred tax liabilities are recognized related to the PSA.

11. Investment in and Advances to Subsidiaries

The Company has one wholly owned insurance subsidiary at December 31, 2003, Midwestern United Life Insurance Company ("Midwestern United"). The Company also has two wholly owned noninsurance subsidiaries, First Secured Mortgage Deposit Corporation and ING America Equities, Inc ("IAE").

IAE is a wholesale broker/dealer whose business activities consist only of the distribution of variable life and annuity contracts. IAE does not hold customer funds or securities.

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

	December 31	
	2003	2002
	(In Thousands)	
Common stock (cost-$40,746 in 2003 and $40,756 in 2002)	$ 76,187	$ 73,186

Summarized financial information for these subsidiaries is as follows:

	December 31	
	2003	2002
	(In Thousands)	
Revenues	$ 56,962	$ 69,254
Income before net realized gains on investments	2,884	18,896
Net income	3,267	13,640
Admitted assets	258,403	255,957
Liabilities	182,216	182,771

Midwestern United paid no common stock dividend to the Company in 2003 and paid a dividend of $1,159,000 in 2002.

12. Capital and Surplus

Under Colorado insurance regulations, the Company is required to maintain a minimum total capital and surplus of $1,500,000. Additionally, the amount of dividends which can be paid by the Company to its shareholder without prior approval of the Colorado Division of Insurance is limited to the greater of the net gain from operations or 10% of surplus at December 31 of the preceding year.

Life and health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2003, the Company meets the RBC requirements.

The Company has two surplus notes to a related party for $65,032,000 and $100,000,000, which represent the cumulative cash draws on two $100,000,000 commitments issued by ING AIH through December 31, 2003, less principal payments. The surplus notes bear interest at a variable rate equal to the prevailing rate for 10-year U.S. Treasury bonds plus ¼%, adjusted annually. The principal sum plus accrued interest shall be repaid in five annual installments beginning April 15, 2017 and continuing through April 15, 2021 ("Repayment Period"). The repayment amount shall be determined and adjusted annually on the last day of December, commencing December 31, 2016, and shall be an amount calculated to amortize any unpaid principal plus accrued interest over the years remaining in the Repayment Period. In the event that the Commissioner of Insurance of the State of Colorado does not grant approval for repayment, any unpaid annual installments shall be considered unpaid principal plus accrued interest for purposes of calculating subsequent annual installments. Repayment of principal and payment of interest shall be subordinated to the prior payment of, or provision for, all liabilities of the Company, but shall rank superior to the claim, interest and equity of the shares held by the shareholder of the Company. Such subordination shall be equally applicable in the case of any merger, consolidations, liquidation, rehabilitations, reorganization, dissolution, sale or other disposal of all, or substantially all, of a Company's assets, including the assumption, whether by reinsurance or otherwise, of the major portion of the Company's in force business pursuant to the reinsurance agreement or agreements approved by the Commissioner of Insurance of the State of Colorado.

The repayment of these notes are payable only out of surplus funds of the Company and only at such time as the surplus of the Company, after payment is made, does not fall below the prescribed level. There were no principal or interest payments in 2003 or 2002.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

13. Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

| | December 31 | | | |
| | 2003 | | 2002 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$ 11,999,561	$ 12,350,595	$ 11,414,565	$ 11,698,496
Preferred stocks	12,418	9,635	18,915	17,338
Unaffiliated common stocks	77,957	77,957	72,427	72,427
Mortgage loans	2,856,476	3,046,538	2,776,223	3,012,179
Contract loans	1,092,751	1,092,751	1,073,803	1,073,804
Derivative securities	10,031	(232,283)	22,939	(270,991)
Short-term investments	278,270	278,270	234,588	234,588
Cash	129,942	129,942	55,492	55,492
Investment in surplus notes	35,000	45,677	35,000	51,784
Indebtedness from related parties	14	14	8,420	8,420
Separate account assets	1,730,272	1,730,272	1,526,548	1,526,548
Receivable for securities	45,452	45,452	45,764	45,764
Liabilities:				
Individual and group annuities	2,174,633	2,255,688	2,612,948	2,596,131
Deposit type contract	7,330,821	8,096,950	6,710,709	6,705,823
Policyholder funds	6,493	6,493	7,302	7,302
Indebtedness to related parties	40,051	40,051	1,802	1,802
Separate account liabilities	1,711,770	1,711,770	1,512,075	1,512,075
Payable for securities	65,097	65,097	2,522	2,522

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash and short-term investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Fixed maturities and equity securities: The fair values for bonds, preferred stocks and common stocks reported herein are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 2% and 12% over the total portfolio. Fair values determined on this basis can differ from values published by the SVO. Fair value as determined by the SVO as of December 31, 2003 and 2002 is $12,210,917,000 and $11,605,230,000, respectively.

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Derivative financial instruments: Fair values for on-balance-sheet derivative financial instruments (caps and floors) and off - balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models, taking into account current cash flow assumptions and the counterparties' credit standing.

Investment in surplus notes: Estimated fair values in surplus notes were generated using a discounted cash flow approach. Cash flows were discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on surplus notes with similar characteristics.

Guaranteed investment contracts: The fair values of the Company's guaranteed investment contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Off - balance-sheet instruments: The Company accepted additional deposits on existing synthetic guaranteed investment contracts in the amounts of $283,806,000 and $233,300,000 in 2003 and 2002, respectively, from trustees of 401(k) plans. Pursuant to the terms of these contracts, the trustees own and retain the assets related to these December 31, 2003 contracts. Such assets had a book value of $1,086,097,000 and $1,008,456,000 at December 31, 2003 and 2002, respectively. Under synthetic guaranteed investment contracts, the synthetic issuer may assume interest rate risk on individual plan participant initiated withdrawals from stable value options of 401(k) plans. Approximately 100% of the synthetic guaranteed investment contract book values are on a participating basis and have a credited interest rate reset mechanism, which passes such interest rate risk to plan participants.

Other investment-type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

14. **Commitments and Contingencies**

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of pending lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

The Company guarantees certain contractual policy obligations of its subsidiary, Midwestern United. In the unlikely event that Midwestern United was unable to fulfill its obligations to policyholders, the Company would be obligated to assume the guaranteed policy obligations, but any ultimate contingent losses in connection with such guarantees will not have a material adverse impact on the Company's future operations or financial position.

The Company is a member of the Federal Home Loan Bank of Topeka ("FHLB"). As a member of the FHLB, the Company has issued non-putable funding agreements with the FHLB. Assets with a book value of $1,711,488,000 collateralize these agreements. The reserves on these agreements were $1,460,459,000 at December 31, 2003.

Guarantee Agreement

The Company, effective January 2002, entered into a Guarantee Agreement with two other ING Affiliates whereby it is jointly and severally liable for $250,000,000 obligation of another ING affiliate, Security Life of Denver International Limited ("SLDI"). The Company's Board of Directors approved this transaction on April 25, 2002. The three affiliated life insurers were ReliaStar Life Insurance Company, Security-Connecticut (subsequently merged into ReliaStar Life Insurance Company, on October 1, 2003) and the Company. The joint and several guarantees of the two insurers are capped at $250,000,000. The States of Colorado and Minnesota did not disapprove the guarantee.

Assets and liabilities, and the related revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its parent.

Leases and Other Commitments

The Company leases office space under various non-cancelable operating lease agreements that expire July 2009. During the years ended December 31, 2003 and 2002, rent expense totaled $1,817,000 and $1,082,000, respectively. At December 31, 2003, the minimum aggregate rental commitments for the upcoming five years are: 2004 - $583,000; 2005 - $406,000; 2006 - $206,000; 2007 - $110,000; 2008 - $9,000.

Certain rental commitments have renewal options extending through the year 2009 subject to adjustments in the future periods. The Company is not involved in any material sale-leaseback transactions.

At December 2003, the Company had committed to provide additional capital contributions of $20,231,000 in partnerships reported in other invested assets on the balance sheets.

Other Matters

Like many financial services companies, certain U.S. affiliates of ING Groep N.V. ("ING"), the Company's ultimate parent, have received informal and formal requests for information since September 2003 from various governmental and self - regulatory agencies in connection with investigations related to mutual funds and variable insurance products. ING has cooperated fully with each request.

In addition to responding to regulatory requests, ING management initiated an internal review of trading in ING insurance, retirement, and mutual fund products. The goal of this review has been to identify whether there have been any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel. This internal review is being conducted by independent special counsel and auditors. Additionally, ING reviewed its controls and procedures in a continuing effort to deter improper frequent trading in ING products. ING's internal reviews related to mutual fund trading are continuing.

The internal review has identified several arrangements allowing third parties to engage in frequent trading of mutual funds within the Company's variable insurance and mutual fund products, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Most of the identified arrangements were initiated prior to ING's acquisition of the businesses in question. In each arrangement identified, ING has terminated the inappropriate trading, taken steps to discipline or terminate employees who were involved, and modified policies and procedures to deter inappropriate activity. While the review is not completed, management believes the activity identified does not represent a systemic problem in the businesses involved.

These instances included agreements (initiated in 1998) that permitted one variable life insurance customer of ReliaStar Life Insurance Company ("ReliaStar"), an affiliate of the Company, to engage in frequent trading, and to submit orders until 4pm Central Time, instead of 4pm Eastern Time. ReliaStar was acquired by ING in 2000. The late trading arrangement was immediately terminated when current senior management became aware of it in 2002. ING believes that no profits were realized by the customer from the late trading aspect of the arrangement.

In addition, the review has identified five arrangements that allowed frequent trading of funds within variable insurance products issued by ReliaStar and by ING USA Annuity & Life Insurance Company, an affiliate of the Company, and in certain ING Funds. ING entities did not receive special benefits in return for any of these arrangements, which have all been terminated. The internal review also identified two investment professionals who engaged in improper frequent trading in ING Funds.

ING will reimburse any ING Fund or its shareholders affected by inappropriate trading for any profits that accrued to any person who engaged in improper frequent trading for which ING is responsible. Management believes that the total amount of such reimbursements will not be material to ING or its U.S. business.

15. Financing Agreements

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta (the "Bank"). Under this agreement, which expires July 30, 2004, the Company can borrow up to $125,000,000 from the Bank. Interest on any borrowing accrues at an annual rate equal to: (1) the cost of funds for the Bank for the period applicable for the advance plus 0.225% or (2) a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $7,000 and $71,000 for the years ended December 31, 2003 and 2002, respectively. Additionally, there were no amounts payable to the Bank at December 31, 2003 or 2002.

The Company also maintains a revolving loan agreement with Bank of New York, New York ("BONY"). Under this agreement, the Company can borrow up to $100,000,000 from BONY. Interest on any of the Company borrowing accrues at an annual rate equal to: (1) the cost of funds for BONY for the period applicable for the advance plus 0.35% or (2) a rate quoted by BONY to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $10,000 and $25,000 for the years ended December 31, 2003 and 2002, respectively. Additionally, there were no amounts payable to BONY at December 31, 2003 or 2002.

The Company borrowed $3,854,865,000 and repaid $3,768,515,000 in 2003 and borrowed $6,638,185,000 and repaid $6,638,185,000 in 2002. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and excludes borrowings from reverse dollar repurchase transactions. Interest paid on borrowed money was $530,000 and $1,161,000, during 2003 and 2002, respectively.

16. Related Party Transactions

Affiliates

Management and service contracts and all cost sharing arrangements with other affiliated ING United States Life Insurance Companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Investment Management: The Company has entered into an asset management agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset/liability management services. Total fees under the agreement were approximately $47,025,000 and $37,147,000 for the years ended December 31, 2003 and 2002, respectively.

Inter-insurer Services Agreement: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amount paid under these agreements was $49,500,000 and $55,054,000 for the years ended December 31, 2003 and 2002, respectively.

Reciprocal Loan Agreement: The Company has entered into a reciprocal loan agreement with ING AIH to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which expires July 1, 2011, the Company and ING AIH can borrow up to $538,400,000 from one another. Interest on any of the Company's borrowing is charged at the rate of ING AIH cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, the Company incurred interest expense of $512,000 and interest income of $2,818,000 for the year ended December 31, 2003. At December 31, 2003, the Company had $86,350,000 payable to ING AIH and $106,700,000 receivable from ING AIH. The payable balance is included in borrowed money on the accompanying balance sheets, while the receivable is recorded in cash and short-term investments.

Tax Sharing Agreements: The Company has entered into federal tax sharing agreements with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax or other tax return on a consolidated, combined or unitary basis.

Service Agreement with ING Financial Advisors, LLC: The Company has entered into a services agreement with ING Financial Advisors, LLC ("ING FA") to provide certain administrative, management, professional advisory, consulting and other services to the Company for the benefit of its customers. Charges for these services are to be determined in accordance with fair and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company.

Global Medium Term Note Program: In December 2002, the Company established a Global Medium Term Note program secured by funding agreements issued by the Company. The notes, which are offered by ING Security Life Institutional Funding, a special purpose statutory trust, are offered only to U.S. qualified institutional buyers pursuant to Rule 144A of the Securities Act or to foreign buyers pursuant to Regulation S of the Securities Act. During 2003, the program issued notes with an aggregate outstanding principal balance of $1.9 billion as of December 31, 2003.

Assets and liabilities, along with related revenues and expenses recorded as a result of transactions and agreements with affiliates, may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its parent.

17. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of premiums written in each state. The Company has estimated this liability to be $1,986,000 and $2,305,000 as of December 31, 2003 and 2002, respectively, and has recorded a liability. The Company has also recorded an asset of $141,000 and $3,035,000 as of December 31, 2003 and 2002, respectively, for future credits to premium taxes for assessments already paid.

18. Events (Unaudited) Subsequent to the Date of the Report of Independent Auditors

Effective October 1, 2004, Southland Life Insurance Company ("Southland Life"), an affiliate, was merged with and into the Company. Southland Life principally offers individual general account ordinary life insurance and separate account variable universal life insurance products. For the years ended December 31, 2003 and 2002, SLIC generated $38 million and $58 million, respectively, in Pre-tax Statutory Income. As of December 31, 2003 and December 31, 2002, Southland Life's invested assets were $3.0 billion and $2.9 billion, respectively, and its capital and surplus amounted to $137 million and $125 million, respectively.

On October 17, 2004, the Company and SLDI signed an Asset Purchase Agreement with Scottish Re Group Limited and Scottish Re (U.S.), Inc. (collectively, "Scottish Re"); additionally, Scottish Re Life (Bermuda) Limited ("Scottish Bermuda"), a wholly-owned subsidiary of Scottish Re to be formed under the laws of Bermuda, will also sign the Asset Purchase Agreement upon its formation. Pursuant to the Asset Purchase Agreement and reinsurance agreements entered into in connection therewith, the Company and SLDI will reinsure their individual life reinsurance business (and will sell certain systems and operating assets used in the individual life reinsurance business) to Scottish Re and Scottish Bermuda on a 100% coinsurance basis. The transaction closed on December 31, 2004. The Company and SLDI paid a ceding commission and transferred assets backing reserves and miscellaneous other liabilities on the individual life reinsurance to Scottish Re and Scottish Bermuda. The ceding commission (net of taxes), along with other reserve assets, will be held in trust for the benefit of the Company and SLDI to secure Scottish Re's and Scottish Bermuda's obligations as reinsurer on the acquired business. ING AIH will remain obligated to maintain collateral for certain reserve requirements of the business transferred from SLDI for the duration of such reserve requirements or until underlying reinsurance contracts are novated to Scottish Re or until Scottish Re puts into place its own collateral for such reserve requirements. The ceding commission will be released from trust based upon a predetermined schedule or upon the earlier release of ING AIH's collateral obligations. As of, and for the twelve months ended December 31, 2004, the estimated financial impacts to the Company are a reduction in invested assets of approximately $472 million, a reduction in capital and surplus of approximately $116 million, and a reduction in net statutory income of approximately $116 million.

Security Life of Denver Insurance Company

Financial Statements – Statutory Basis

December 31, 2002 and 2001

Contents

Report of Independent Auditors

Board of Directors and Stockholder
Security Life of Denver Insurance Company

We have audited the accompanying statutory basis balance sheets of Security Life of Denver Insurance Company ("the Company" and a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2002 and 2001, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado (Colorado Division of Insurance), which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Security Life of Denver Insurance Company at December 31, 2002 and 2001 or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Life of Denver Insurance Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance.

As discussed in Note 3 to the financial statements, in 2001 the Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Colorado Division of Insurance.

/s/ Ernst & Young

March 21, 2003

Security Life of Denver Insurance Company

Balance Sheets - Statutory Basis

	December 31	
	2002	2001
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	**$11,414,565**	$10,653,637
Preferred stocks	**18,915**	18,863
Common stocks	**72,427**	38,083
Subsidiaries	**73,186**	84,348
Mortgage loans	**2,776,223**	2,434,031
Real estate, less accumulated depreciation (2002-$12,553; 2001-$11,684)	**32,612**	33,470
Policy loans	**1,073,803**	1,124,108
Other invested assets	**149,642**	99,912
Cash and short-term investments	**290,080**	567,422
Total cash and invested assets	**15,901,453**	15,053,874
Deferred and uncollected premiums, less loading (2002- $1,926; 2001- $2,115)	**130,982**	168,472
Accrued investment income	**241,378**	224,212
Reinsurance balances recoverable	**67,177**	38,388
Data processing equipment, less accumulated depreciation (2002-$1,817; 2001-$1,390)	**75**	55
Indebtedness from related parties	**8,420**	23,933
Federal income tax recoverable, including net deferred tax asset	**57,059**	80,024
Separate account assets	**1,526,548**	903,086
Other assets	**12,825**	13,752
Total admitted assets	**$17,945,917**	$16,505,796

Security Life of Denver Insurance Company

Balance Sheets - Statutory Basis (continued)

	December 31	
	2002	**2001**
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	**$ 8,022,919**	$ 7,732,109
Accident and health reserves	**15**	23
Deposit type contracts	**6,710,709**	6,104,943
Policyholders' funds	**7,302**	11,069
Dividends payable	**3,871**	4,065
Unpaid claims	**191,423**	208,672
Total policy and contract liabilities	**14,936,239**	14,060,881
Accounts payable and accrued expenses	**181,324**	205,507
Reinsurance balances due	**35,376**	15,009
Indebtedness to related parties	**1,802**	17,856
Contingency reserve	**18,087**	18,758
Asset valuation reserve	**74,863**	75,999
Borrowed money	**168,884**	289,955
Other liabilities	**(13,985)**	149,700
Separate account liabilities	**1,512,075**	903,086
Total liabilities	**16,914,665**	15,736,751
Capital and surplus:		
Common stock, $20,000 par value; authorized - 149 shares, issued and outstanding - 144 shares	**2,880**	2,880
Surplus notes	**165,032**	165,032
Additional paid-in capital	**837,378**	737,378
Unassigned surplus (deficit)	**25,962**	(136,245)
Total capital and surplus	**1,031,252**	769,045
Total liabilities and capital and surplus	**$17,945,917**	$16,505,796

See accompanying notes - statutory basis.

Security Life of Denver Insurance Company

Statements of Operations - Statutory Basis

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	**$2,063,758**	$3,157,551
Policy proceeds and dividends left on deposit	**31**	15
Net investment income	**858,455**	847,770
Amortization of interest maintenance reserve	**(13,414)**	(1,626)
Commissions, expense allowances and reserve adjustments on reinsurance ceded	**53,339**	1,609
Other income		
	71,964	52,107
Total premiums and other revenue	**3,034,133**	4,057,426
Benefits paid or provided:		
Death benefits	**402,381**	340,336
Annuity benefits	**12,001**	12,759
Surrender benefits	**506,897**	270,377
Interest on policy or contract funds	**296,017**	304,447
Other benefits	**(1,692)**	3,010
Life contract withdrawals	**769,901**	2,063,355
Increase in life, annuity, and accident and health reserves	**290,893**	239,852
Net transfers to separate accounts	**60,825**	228,961
Total benefits paid or provided	**2,337,223**	3,463,097
Insurance expenses:		
Commissions	**307,117**	253,687
General expenses	**98,983**	139,067
Insurance taxes, licenses and fees, excluding federal income taxes	**18,890**	18,212
Total insurance expenses	**424,990**	410,966
Gain from operations before policyholder dividends, federal income taxes and net realized capital losses	**271,920**	183,363

Security Life of Denver Insurance Company

Statements of Operations - Statutory Basis (continued)

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Dividends to policyholders	**2,564**	2,952
Gain from operations before federal income taxes and net realized capital losses	**269,356**	180,411
Federal income taxes	**88,773**	79,572
Gain from operations before net realized capital losses	**180,583**	100,839
Net realized capital losses net of income taxes 2002 - $(11,366); 2001 - $ 2,083 and excluding net transfers to the interest maintenance reserve 2002- ($20,691); 2001- $6,705	**(43,391)**	(38,824)
Net income	**$137,192**	$62,015

See accompanying notes - statutory basis.

Security Life of Denver Insurance Company

Statements of Changes in Capital and Surplus-Statutory Basis

| | **Year ended December 31** | |
	2002	**2001**
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	**$2,880**	$2,880
Surplus note:		
Balance at beginning of year	**165,032**	184,259
Decrease in surplus note	**-**	(19,227)
Balance at end of year	**165,032**	165,032
Paid-in and contributed surplus:		
Balance at beginning of year	**737,378**	600,306
Capital contributions	**100,000**	137,072
Balance at end of year	**837,378**	737,378
Unassigned surplus (deficit):		
Balance at beginning of year	**(136,246)**	(137,664)
Net income	**137,192**	62,015
Change in net unrealized capital gains or losses	**(9,697)**	(3,369)
Change in nonadmitted assets	**42,134**	(35,555)
Change in liability for reinsurance in unauthorized companies	**(5,474)**	1,081
Change in asset valuation reserve	**1,136**	(12,204)
Change in net deferred income tax	**(3,083)**	18,625
Change in accounting principle, net of tax	**-**	42,889
Transfer of prepaid pension assets	**-**	(9,010)
Dividends to stockholder	**-**	(55,000)
Prior period adjustments	**-**	(8,054)
Balance at end of year	**25,962**	(136,246)
Total capital and surplus	**$1,031,252**	$769,044

See accompanying notes - statutory basis.

Security Life of Denver Insurance Company

Statements of Cash Flows-Statutory Basis

	Year ended December 31,	
	2002	**2001**
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	**$ 2,078,429**	$ 3,128,990
Net investment income received	**1,018,160**	839,970
Commission and expense allowances received on reinsurance ceded	**5,200**	1,609
Benefits paid	**(1,920,378)**	(2,964,915)
Net transfers to separate accounts	**(770,703)**	(194,532)
Insurance expenses paid	**(400,601)**	(396,152)
Dividends paid to policyholders	**(2,758)**	(1,642)
Federal income taxes paid	**(48,565)**	(73,403)
Other revenues in excess of other (expenses)	**21,010**	(251,626)
Net cash (used in) provided by operations	**(20,206)**	88,299
Investments		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	**9,417,153**	4,789,576
Preferred stocks	**1,393**	1,489
Common stocks	**21,850**	27,098
Mortgage loans	**452,644**	195,474
Other invested assets	**29,086**	13,794
Net gain/loss on cash & short term investment	**56**	14
Miscellaneous proceeds	**-**	178,987
Net tax on capital gains	**-**	2,083
Net proceeds from sales, maturities, or repayments of investments	**9,922,182**	5,208,515
Cost of investments acquired:		
Bonds	**10,434,664**	7,853,690
Preferred stocks	**1,088**	10,473
Common stocks	**36,406**	50,940
Mortgage loans	**795,589**	727,353
Real estate	**-**	145
Other invested assets	**10,853**	23,759
Miscellaneous applications	**188,187**	126,856
Total cost of investments acquired	**11,466,787**	8,793,216
Net increase in policy loans	**(50,306)**	131,198
Net cash used in investment activities	**(1,494,299)**	(3,715,899)

Security Life of Denver Insurance Company

Statements of Cash Flows-Statutory Basis (continued)

| | Year ended December 31, | |
	2002	2001
	(In Thousands)	
Financing and miscellaneous activities		
Cash provided:		
Capital and surplus paid-in	$ 91,733	$117,844
Borrowed money	(142,383)	161,963
Net deposits on deposit-type contract funds	1,770,838	3,545,292
Other sources	(483,025)	114,595
Dividends to stockholder's	-	(55,000)
Net cash provided by financing and miscellaneous activities	1,237,163	3,884,694
Net increase (decrease) in cash and short-term investments	(277,342)	257,094
Cash and short-term investments:		
Beginning of year	567,422	310,328
End of year	$290,080	$567,422

See accompanying notes - statutory basis.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

1. Nature of Operations and Significant Accounting Policies

Security Life of Denver Insurance Company (the Company) is domiciled in Colorado and is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). The Company focuses on three markets, the advanced market, reinsurance to other insurers and the investment products market. The life insurance products offered for the advanced market include wealth transfer and estate planning, executive benefits, charitable giving and corporate-owned life insurance. These products include traditional life, interest-sensitive life, universal life, and variable life. Operations are conducted almost entirely on the general agency basis and the Company is presently licensed in all states (approved for reinsurance only in New York and Puerto Rico), the District of Columbia and the U.S. Virgin Islands. In the reinsurance market, the Company offers financial security to clients through a mix of total risk management and traditional life insurance services. In the investment products market, the Company offers guaranteed investment contracts, funding agreements, and trust notes to institutional buyers.

The Company merged with First Columbine Life Insurance Company ("First Columbine"), an affiliate, on December 31, 2002. The transaction was approved by Division of Insurance of the Department of Regulatory Agencies of the State of Colorado (Colorado Division of Insurance) and was accounted for as a statutory merger. No consideration was paid and no common stock was issued in exchange for all of the common shares of First Columbine. The accompanying financial statements have been restated as though the merger took place prior to all periods presented. Pre-merger separate company revenue, net income, and other surplus adjustments for the twelve months ended December 31, 2002 were $2,784,460,000, $116,057,000 and $107,979,000, respectively for the Company and $249,673,000, $21,137,000, and $17,035,000, respectively for First Columbine.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance, which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book value. The asset is then written down to fair value.

Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

Derivative instruments that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholders' equity rather than to income as required for fair value hedges.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

In addition, the Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss accounted for as a realized loss.

Valuation Reserves: The asset valuation reserve ("AVR") is determined by a NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral or interest maintenance reserve ("IMR") is reported as a component of other liabilities in the accompanying balance sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

*Benefit and Contract Reserves***:** Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non-operating software, past-due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual* are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

Employee Benefits: For purposes of calculating the Company's pension and postretirement benefit obligation, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

*Universal Life and Annuity Policies***:** Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

*Surplus Notes***:** Surplus notes are reported as a component of surplus. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Colorado Division of Insurance. Under GAAP, surplus notes are reported as liabilities and the related interest is reported as a charge to earnings over the term of the note.

Statements of Cash Flows: Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Bonds, preferred stocks, common stocks, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

SLD - 16

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/(losses) are reported in unassigned surplus along with adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of the time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

The Company uses interest rate swaps, caps and floors, options and certain other derivatives as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short-term assets or liabilities. The initial cost of any such agreement is amortized to net investment income over the life of the agreement. Periodic payments that are receivable as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

The Company's insurance subsidiaries are reported at their underlying statutory basis net assets plus the admitted portion of goodwill, and the Company's noninsurance subsidiary is reported at the GAAP-basis of its net assets. Dividends from subsidiaries are included in net investment income. The remaining net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses.

Mortgage loans are reported at amortized cost, less allowance for impairments.

Policy loans are reported at unpaid principal balances.

Land is reported at cost. Real estate occupied by the company is reported at depreciated cost; other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

For reverse repurchase agreements, Company policies require a minimum of 95% of the fair value of securities purchased under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short-term investments and the offsetting collateral liability is included in miscellaneous liabilities.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

Reverse dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates.

At December 31, 2002 and 2001, the Company had loaned securities (which are reflected as invested assets on the Balance Sheet) with a market value of approximately $28,903,000 and $83,278,000, respectively.

Short-term investments are reported at amortized cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Other invested assets are reported at amortized cost using the effective interest method. Other invested assets primarily consist of residual collateralized mortgage obligations and partnership interests.

Realized capital gains and losses are determined using the specific identification basis.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2% to 11.25%.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

1. Nature of Operations and Significant Accounting Policies (continued)

Aggregate Reserve for Life Policies and Contracts (continued)

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

For Life, Endowment and Term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Colorado Division of Insurance, is $221,010,946,000 at December 31, 2002. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $401,233,000 at December 31, 2002. The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP 54, Individual and Group Accident and Health Contracts.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Real Estate and Electronic Data Processing Equipment

Electronic data processing equipment are carried at cost less accumulated depreciation. Depreciation for major classes of assets is calculated on a straight-line basis over the estimated useful life.

Participating Insurance

Participating business approximates less than 1% of the Company's ordinary life insurance in force and .5% of premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends of $2,564,000 and $2,952,000 were incurred in 2002 and 2001, respectively.

Pension Plans

The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plan. The Company also provides a contributory retirement plan for substantially all employees.

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31, 2002	January 1 2002
	(In Thousands)	
Deferred federal income taxes	$188,721	$204,032
Agents' debit balances	4,232	2,541
Furniture and equipment	2,217	2,592
Deferred and uncollected premium	2,801	2,795
Non-operating software asset in progress	14,187	10,924
Disallowed Interest Maintenance Reserves	-	31,662
Other	5,372	5,118
Total nonadmitted assets	$217,530	$259,664

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets. The change in unrealized capital gains and losses is reported directly in surplus as a change in unrealized capital gains or losses.

Claims and Claims Adjustment Expenses

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2002. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2002.

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments (with a maturity of less than one year at date of acquisition).

The Company borrowed $6,638,185,000 and repaid $6,638,185,000 in 2002 borrowed $7,344,648,000 and repaid $7,190,001,000 during, 2001. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and excludes borrowings from reverse dollar repurchase transactions. Interest paid on borrowed money was $1,161,000 and $2,133,000, during 2002 and 2001, respectively.

Separate Accounts

Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets of these accounts are carried at fair value.

Certain other separate accounts relate to experience-rated group annuity contracts that fund defined contribution pension plans. These contracts provide guaranteed interest returns for one-year only, where the guaranteed interest rate is re-established each year based on the investment experience of the separate account. In no event can the interest rate be less than zero. The assets and liabilities of these separate accounts are carried at book value.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

1. Nature of Operations and Significant Accounting Policies (continued)

Separate Accounts (continued)

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. The operations of the separate accounts are not included in the accompanying financial statements.

Reclassifications

Certain prior year amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2002 financial statement presentation.

2. Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the State of Colorado. The Colorado Division of Insurance recognizes only statutory accounting practices prescribed or permitted by the State of Colorado for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the Colorado Insurance Laws. The *NAIC Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the state of Colorado. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Colorado Division of Insurance. As of December 31, 2002 and 2001, the Company had no such permitted accounting practices.

3. Accounting Changes and Corrections of Errors

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Colorado. Effective January 1, 2001, the State of Colorado required that insurance companies domiciled in the State of Colorado prepare their statutory basis financial statements in accordance with the NAIC *Accounting Practices and Procedures Manual* subject to any deviations prescribed or permitted by the State of Colorado insurance commissioner.

Accounting changes adopted to conform to the provisions of the NAIC *Accounting Practices and Procedures Manual* are reported as changes in accounting principles. The

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.

As a result of these changes, the Company reported a change of accounting principle, as an adjustment that increased unassigned surplus, by $42,889,000 as of January 1, 2001. These changes are primarily attributed to an increase in unassigned surplus of approximately $51,588,000 related to deferred tax assets, $4,815,000 related to prepayment penalties on bonds and mortgage loans released from the IMR liability and $686,000 related to due and deferred premiums. Offsetting this increase is a reduction of approximately $12,900,000 and $1,300,000 related to the Supplemental Employee Retirement Plan and compensated absences liabilities, respectively.

During 2001 the Company discovered an error in the reporting of surplus note interest expense. The prior year's total assets, surplus and net income were overstated by $5,301,000. An additional error was noted in the prior year's federal income tax recoverable, overstating total assets and surplus by $2,753,000. A prior period adjustment of $8,054,000 was recorded through unassigned deficit in 2001 for these items.

4. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
At December 31, 2002:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$546,121	$8,966	$195	$554,892
States, municipalities, and political subdivisions	19,823	293	-	20,116
Foreign government	623,583	35,806	14,017	645,372
Public utilities securities	526,221	22,868	4,875	544,214
Corporate securities	4,920,736	251,230	65,077	5,106,889
Mortgage-backed securities	3,792,945	137,393	68,814	3,861,524
Other structured securities	1,006,646	21,589	62,746	965,489
Total fixed maturities	11,436,075	478,145	215,724	11,698,496
Preferred stocks	18,954	302	1,918	17,338
Common stocks	71,856	584	13	72,427
Total equity securities	90,810	886	1,931	89,765
Total	$11,526,885	$479,031	$217,655	$11,788,261

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

4. Investments (continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
At December 31, 2001:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$92,854	$1,079	$1,122	$92,811
States, municipalities, and political subdivisions	5,526	72	-	5,598
Foreign government	458,896	13,963	26,606	446,253
Public utilities securities	265,525	6,238	8,131	263,632
Corporate securities	5,179,205	146,585	78,689	5,247,101
Mortgage-backed securities	3,209,161	85,540	50,874	3,243,827
Other structured securities	1,442,756	31,528	66,743	1,407,541
Total fixed maturities	10,653,923	285,005	232,165	10,706,763
Preferred stocks	22,094	293	3,231	19,156
Common stocks	37,294	1,240	451	38,083
Total equity securities	59,388	1,533	3,682	57,239
Total	$10,713,311	$286,538	$235,847	$10,764,002

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

4. Investments (continued)

The amortized cost and fair value of investments in bonds at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost		Fair Value
December 31, 2002		*(In Thousands)*	
Maturity:			
Due in 1 year or less	**$ 289,616**	$	291,243
Due after 1 year through 5 years	**2,684,607**		2,801,080
Due after 5 years through 10 years	**2,262,452**		2,330,681
Due after 10 years	**1,399,809**		1,448,479
	$ 6,636,484	$	6,871,483
Mortgage-backed securities	**3,792,945**		3,861,524
Other structured securities	**1,006,646**		965,489
Total	**$ 11,436,075**	$	11,698,496

At December 31, 2002, investments in certificates of deposit and bonds, with an admitted asset value of $19,054,000, were on deposit with state insurance departments to satisfy regulatory requirements.

Reconciliation of bonds from amortized cost to carrying value as of December 31, 2002 and 2001 is as follows:

	2002	2001
	(In Thousands)	
Amortized cost	**$11,436,075**	$10,653,923
Less nonadmitted bonds	**21,510**	286
Carrying value	**$11,414,565**	$10,653,637

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

4. Investments (continued)

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $3,897,661,000 and $1,516,897,000 in 2002 and 2001, respectively. Gross gains of $96,957,000 and $37,511,000 and gross losses of $91,702,000 and $50,320,000 during 2002 and 2001, respectively, were realized on those sales. A portion of the gains realized in 2002 and 2001 has been deferred to future periods in the interest maintenance reserve.

Major categories of net investment income are summarized as follows:

| | Year ended December 31 | |
	2002	2001
	(In Thousands)	
Income:		
Bonds	$753,050	$677,995
Mortgage loans	170,803	159,194
Policy loans	72,183	77,114
Company-occupied property	4,950	2,416
Derivative Instruments	(109,067)	(28,285)
Other	17,299	16,753
Total investment income	909,218	905,187
Investment expenses	(50,763)	(57,417)
Net investment income	$858,455	$847,770

As part of its overall investment strategy, the Company has entered into agreements to purchase securities as follows:

	2002	2001
	(In Thousands)	
Investment purchase commitments	$218,743	$224,197

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

4. Investments (continued)

The Company entered into reverse dollar repurchase transactions to increase its return on investments and improve liquidity. Reverse dollar repurchases involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchases are accounted for as short term collateralized financing and the repurchase obligation is reported in borrowed money. The repurchase obligation totaled $161,645,000 and $0, at December 31, 2002 and 2001, respectively. The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $160,784,000 at December 31, 2002. The securities have a weighted average coupon of 5.9% and have maturities ranging from December 2017 through December 2032. The primary risk associated with short-term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, which was not material at December 31, 2002. The Company believes the counterparties to the reverse dollar repurchase agreements are financially responsible and that the counterpary risk is minimal.

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are invested in new securities of intermediate durations. The terms of the reverse repurchase agreement call for payment of interest at a rate of 1.39%. The agreements mature prior to the end of January 2003. The amount due on these agreements included in borrowed money is $7,000,000. The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $8,071,000. The securities have a weighted average coupon of 6.5% and have a maturity of August 2032.

The maximum and minimum lending rates for long-term mortgage loans during 2002 were 7.7% and 2.5%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 74.9% on commercial properties. As of December 31, 2002, the Company held no mortgages with interest more than 180 days overdue. Total interest due on mortgages as of December 31, 2002 is $251,000.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

5. Derivative Financial Instruments Held for Purposes Other than Trading

The Company enters into interest rate and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows, which the Company has acquired or incurred. Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching.

The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount. Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreements without an exchange of the underlying principal amount. Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

Premiums paid for the purchase of interest rate contracts are included in other invested assets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets.

Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Interest rate contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives are recorded as investment income. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

5. Derivative Financial Instruments Held for Purposes Other than Trading (continued)

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

The table below summarizes the Company's interest rate contracts included in other invested assets at December 31, 2002 and 2001 (in thousands):

December 31, 2002

	Notional Amount	Carrying Value	Fair Value
	(In Thousands)		
Interest rate contracts:			
Swaps	$10,995,346	$15,626	$(272,911)
Caps owned	672,372	7,313	1,920
Total derivatives	$11,667,718	$22,939	$(270,991)

December 31, 2001

	Notional Amount	Carrying Value	Fair Value
Interest rate contracts:			
Swaps	$5,471,895	$(64)	$58,265
Swaps-affiliates	3,718,026	(1)	16,268
Total swaps	9,189,921	(65)	74,533
Caps owned	1,251,654	6,704	3,454
Floors owned	189,077	327	2,661
Options owned	186,300	1,177	3,268
Currency Contracts:			
Foreign currency affiliates	32,854	-	(16,268)
Total derivatives	$10,849,806	$8,143	$67,648

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

6. Concentrations of Credit Risk

The Company held less-than-investment-grade corporate bonds with an aggregate book value of $679,704,000 and $791,750,000 and an aggregate market value of $633,205,000 and $761,729,000 at December 31, 2002 and 2001, respectively. Those holdings amounted to 6.0% of the Company's investments in bonds and 3.8% of total admitted assets at December 31, 2002. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $208,820,000 and $535,664,000 with an aggregate NAIC market value of $209,386,000 and $516,616,000 at December 31, 2002 and 2001, respectively. The carrying value of these holdings amounted to 1.8% of the Company's investment in bonds and 1.2% of the Company's total admitted assets at December 31, 2002.

At December 31, 2002, the Company's commercial mortgages involved a concentration of properties located in California (16.6%) and Florida (8.7%). The remaining commercial mortgages relate to properties located in 42 other states. The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $59,027,000.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

7. Annuity Reserves

At December 31, 2002 and 2001, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

	December 31, 2002	
	Amount	**Percent**
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	**$4,035,938**	**39.9%**
At book value less surrender charge	**34,035**	**0.4**
Subtotal	**4,069,973**	**40.3**
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	**266,917**	**2.6**
Not subject to discretionary withdrawal	**5,774,312**	**57.1**
Total annuity reserves and deposit fund liabilities- Before reinsurance	**10,111,202**	**100.0%**
Less reinsurance ceded	**-**	
Net annuity reserves and deposit fund liabilities	**$10,111,202**	

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

7. Annuity Reserves (continued)

| | December 31, 2001 | |
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$6,372,196	56.7%
At book value less surrender charge	63,141	0.6%
Subtotal	6,435,337	57.3%
Subject to discretionary withdrawal		
(without adjustment) at book value with		
minimal or no charge or adjustment	230,754	2.1%
Not subject to discretionary withdrawal	4,584,361	40.6%
Total annuity reserves and deposit fund liabilities-		
Before reinsurance	11,250,452	100.0%
Less reinsurance ceded	2,622,390	
Net annuity reserves and deposit fund liabilities	$8,628,062	

8. Employee Benefit Plans

Pension Plan and Postretirement Benefits

Effective December 31, 2001, the qualified plan of the Company, along with certain other US subsidiaries of ING America, were merged into one plan, which will be recognized in ING America's financial statements. As a result of this plan merger, the Company transferred its qualified pension asset to ING North America Insurance Corporation, an affiliate. In addition, the Company maintains a nonqualified unfunded Supplemental Employees Retirement Plan (SERP).

The Company also provides certain health care and life insurance benefits for retired employees.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

8. Employee Benefit Plans (continued)

Pension Plan and Postretirement Benefits (continued)

A summary of assets, obligations and assumptions of the Pension and Other Postretirement Benefits Plans are as follows:

	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
	(In Thousands)			
Change in benefit obligation				
Benefit obligation at beginning of year	**$14,880**	$50,981	**$5,742**	$6,370
Service cost	**26**	3,253	**445**	261
Interest cost	**1,098**	4,135	**451**	497
Contribution by plan participants	**-**	-	**265**	109
Actuarial (loss) gain	**(3,880)**	5,024	**844**	(1,267)
Benefits paid	**(691)**	(2,552)	**(597)**	(475)
Plan amendments	**-**	(639)	**(1,492)**	-
Business combinations, divestitures, curtailments, settlements and special termination benefits	**-**	(45,322)	**-**	247
Benefit obligation at end of year	**$11,433**	$14,880	**$5,658**	$5,742

SLD - 34

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

8. Employee Benefit Plans (continued)

Pension Plan and Postretirement Benefits (continued)

	Pension Benefits		Other Benefits	
	2002	**2001**	**2002**	**2001**
	(In Thousands)			
Change in plan assets				
Fair value of plan assets at beginning of year	$ -	$ 47,098	$ -	$ -
Actual return on plan assets	**-**	(2,656)	**-**	-
Employer contribution	**691**	513	**332**	366
Plan participants' contributions	**-**	-	**265**	109
Benefits paid	**(691)**	(2,552)	**(597)**	-
Business combinations, divestitures and settlements	**-**	(42,403)	**-**	(475)
Fair value of plan assets at end of year	**$ -**	**$ -**	**$ -**	**$ -**
Funded status				
Unamortized prior service credit	**$ 438**	$ 474	**$ 2,093**	$ 118
Unrecognized net loss (net gain)	**2,872**	(1,007)	**963**	1,957
Remaining net obligation at initial date of application	**(11,603)**	(12,248)	**-**	(490)
Accrued liabilities	**(3,140)**	(2,099)	**(8,714)**	(7,327)
Net liability recorded	**$(11,433)**	$(14,880)	**$ (5,658)**	$ (5,742)

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

8. Employee Benefit Plans (continued)

Pension Plan and Postretirement Benefits (continued)

	Pension Benefits		Other Benefits	
	2002	**2001**	**2002**	**2001**
	(In Thousands)			
Components of net periodic benefit cost				
Service cost	**$ 25**	$ 3,253	**$ 445**	$ 261
Interest cost	**1,098**	4,135	**451**	497
Expected return on plan assets	**-**	(4,299)	**-**	-
Amortization of recognized transition obligation or transition asset	**645**	(477)	**490**	491
Amount of recognized gains and losses	**-**	-	**(150)**	(52)
Amount of prior service cost recognized	**(36)**	-	**484**	5
Amount of gain or loss recognized due to a settlement or curtailment	**-**	-	**-**	246
Total net periodic benefit cost	**$ 1,732**	$ 2,612	**$ 1,720**	$ 1,448

In addition, the Company has pension benefit obligation and other benefit obligation for non-vested employees as of December 31, 2002 and 2001 in the amount of $219,000 and $260,000, and $2,956,000 and $2,086,000, respectively.

8. Employee Benefit Plans (continued)

Pension Plan and Postretirement Benefits (continued)

Assumptions used in determining the accounting for the SERP and other post-retirement benefit plans as of December 31, 2002 and 2001 were as follows:

	December 31,	
	2002	**2001**
Weighted-average discount rate	**6.75%**	7.50%
Rate of increase in compensation level	**3.75%**	4.50%
Expected long-term rate of return on assets	**9.00%**	9.25%

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for the medical plan is 10% graded to 5% thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2002 by $153,000. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2002 by $136,000.

401(k) Plan

The Savings Plan is a defined contribution plan, which is available to substantially all employees. Participants may make contributions to the plan through salary reductions up to a maximum of $11,000 for 2002 and $10,500 for 2001. Such contributions are not currently taxable to the participants. The Company matches up to 6% of pre-tax eligible pay at 100%. Company matching contributions were, $1,807,000 and $1,362,000 for 2002 and 2001, respectively.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

9. Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

Premiums, deposits, and other considerations received for the years ended December 31, 2002 and 2001 were $213,479,000 and $239,490,000, respectively. In addition, $750,860,000 in deposit type contracts was received in 2002. No deposit type contracts were received in 2001.

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	2002	2001
	(In Thousands)	
Transfers as reported in the summary of operations of the Separate Accounts Statement:		
Transfers to separate accounts	$ 234,907	$ 299,309
Transfers from separate accounts	(174,584)	(70,220)
Net transfers to separate accounts	60,323	229,089
Reconciling adjustments:		
Miscellaneous transfers	502	(128)
Transfers as reported in the Statement of Operations	$ 60,825	$ 228,961

SLD - 38

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

9. Separate Accounts (continued)

	Nonindexed Guarantee Less than/equal to 4%	Non-guaranteed Separate Accounts	Total
	(In Thousands)		
December 31, 2002			
Reserves for separate accounts with assets at:			
Fair value	$ -	$ 699,743	$ 699,743
Amortized costs	750,860	-	750,860
Total reserves	$750,860	$ 699,743	$1,450,603
Reserves for separate accounts by withdrawal characteristics:			
Subject to discretionary withdrawal	$ -	$ -	$ -
With MV adjustment	-	-	-
At book value without MV	-	363,187	363,187
At market value	-	-	-
At book value without MV adjustment and with current surrender charge less than 5%	-	336,195	336,195
Subtotal	-	699,382	699,382
Not subject to discretionary withdrawal	750,860	361	751,221
Total separate account aggregate reserves	$ 750,860	$ 699,743	$1,450,603

SLD - 39

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

9. Separate Accounts (continued)

	Nonindexed Guarantee Less than/equal to 4%	Non-guaranteed Separate Accounts	Total
	(In Thousands)		
December 31, 2001			
Reserves for separate accounts with assets at:			
Fair value	$ -	$ 843,197	$ 843,197
Amortized costs	-	-	-
Total reserves	$ -	$ 843,197	$843,197
Reserves for separate accounts by withdrawal characteristics:			
Subject to discretionary withdrawal	$ -	$ -	$ -
With MV adjustment	-	-	-
At book value without MV	-	373,944	373,944
At market value	-	-	-
At book value without MV adjustment and with current surrender charge less than 5%	-	469,223	469,223
Subtotal	-	843,167	843,167
Not subject to discretionary withdrawal	-	30	30
Total separate account aggregate reserves	$ -	$ 843,197	$ 843,197

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

10. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. As of December 31, 2002, the Company's retention limit for acceptance of risk on life insurance policies had been set at various levels up to $5,000,000.

To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $895,515,000 and $713,221,000 for the years ended December 31, 2002 and 2001, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	2002	2001
	(In Thousands)	
Premiums	$392,723	$1,036,485
Benefits paid or provided	$216,044	$240,909
Policy and contract liabilities at year end	$2,623,310	$3,179,438

During 2002 and 2001, the Company had ceded blocks of insurance under reinsurance treaties to provide funds for financing and other purposes. These reinsurance transactions, generally known as "financial reinsurance," represent financing arrangements. Financial reinsurance has the effect of increasing current statutory surplus while reducing future statutory surplus as the reinsurers recapture amounts.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

11. Federal Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return with its parent, ING AIH, and other US affiliates and subsidiaries. The method of tax allocation is governed by a written tax sharing agreement. The tax sharing agreement provides that each member of the consolidated return shall reimburse ING AIH for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.

Significant components of current income taxes incurred as of December 31 were as follows:

	2002	2001
	(In Thousands)	
Federal taxes on operations	$ 88,773	$ 79,572
Federal tax on capital gains	11,366	(2,083)
Total current taxes incurred	**$100,139**	$ 77,489

The main components of deferred tax assets and deferred tax liabilities as of December 31 were as follows:

Deferred tax assets resulting from book/tax differences in:

	2002	2001
	(In Thousands)	
Deferred acquisition costs	**$ 100,924**	$120,704
Insurance reserves	**37,406**	65,573
Investments	**58,691**	38,518
Compensation	**18,045**	25,881
Due & deferred premium	**11,964**	-
Nonadmitted assets	**9,284**	8,284
Unrealized loss on investments	**6,607**	372
Litigation accruals	**6,330**	6,565
Depreciable assets	**5,861**	253
Other	**4,423**	8,072
Total deferred tax assets	**259,535**	274,222
Deferred tax assets nonadmitted	**(188,721)**	(204,032)
Admitted deferred tax assets	**$ 70,814**	$ 70,190

SLD - 42

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

11. Federal Income Taxes (continued)

Deferred tax liabilities resulting from book/tax differences in:

	2002	2001
	(In Thousands)	
Investments	**$ 10,959**	$ 1,937
Due & deferred premium	**-**	23,447
Other	**3,597**	776
Total deferred tax liabilities	**14,556**	26,160
Net admitted deferred tax asset	**$ 56,258**	$ 44,030

The change in net deferred income taxes is comprised of the following:

	December 31,		
	2002	2001	Change
	(In Thousands)		
Total deferred tax assets	**$ 259,535**	$ 274,222	$ (14,687)
Total deferred tax liabilities	**14,556**	26,160	(11,604)
Net deferred tax asset	**$ 244,979**	$ 248,062	(3,083)
Tax effect of items in surplus:			
Nonadmitted assets			(273)
Unrealized gains (losses)			(6,235)
Change in net deferred income tax			$ (9,591)

SLD - 43

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

11. Federal Income Taxes (continued)

The provision for federal income taxes expense and change in deferred taxes differs from the amount obtained by applying the statutory federal income tax rate to income (including capital losses) before income taxes for the following reasons:

	Year Ended December 31, 2002
	(In Thousands)
Ordinary income	$269,356
Capital gains (losses)	(13,197)
Total pre-tax book income	$256,160
Provision computed at statutory rate	$ 89,656
Refinement of deferred tax balances	17,950
Interest maintenance reserve	4,695
Other	(2,571)
Total	$109,730
Federal income taxes incurred	$100,139
Change in net deferred income taxes	9,591
Total statutory income taxes	$109,730

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $105,648,772 and $57,904,074 from 2002 and 2001, respectively.

Under the inter-company tax sharing agreement, the Company has a receivable from ING AIH of $57,059,000 and $80,024,000 for federal income taxes as of December 31, 2002 and 2001, respectively.

11. Federal Income Taxes (continued)

Prior to 1984, the Company was allowed certain special deductions for federal income tax reporting purposes that were required to be accumulated in a "policyholders' surplus account" (PSA). In the event those amounts are distributed to shareholders, or the balance of the account exceeds certain limitations prescribed by the Internal Revenue Code, the excess amounts would be subject to income tax at current rates. Income taxes also would be payable at current rates if the Company ceases to qualify as a life insurance company for tax reporting purposes, or if the income tax deferral status of the PSA is modified by future tax legislation. Management does not intend to take any actions nor does management expect any events to occur that would cause income taxes to become payable on the PSA balance. Accordingly, the Company has not accrued income taxes on the PSA balance of $60,490,378 at December 31, 2002. However, if such taxes were assessed, the amount of the taxes payable would be $21,171,632. No deferred tax liabilities are recognized related to the PSA.

12. Investment in and Advances to Subsidiaries

The Company has one wholly owned insurance subsidiary at December 31, 2002, Midwestern United Life Insurance Company (Midwestern United). The Company also has three wholly owned noninsurance subsidiaries, First Secured Mortgage Deposit Corporation, Tailored Investments Notes Trust, and ING America Equities, Inc.

ING America Equities, Inc. is a wholesale broker/dealer whose business activities consist only of the distribution of variable life and annuity contracts. ING America Equities, Inc. does not hold customer funds or securities.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

12. Investment in and Advances to Subsidiaries (continued)

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

	December 31	
	2002	**2001**
	(In Thousands)	
Common stock (cost–$40,756 in 2002 and $61,318 in 2001)	**$73,186**	$84,348

Summarized financial information for these subsidiaries is as follows:

	2002	**2001**
	(In Thousands)	
Revenues	**$69,254**	$96,208
Income before net realized gains on investments	**18,896**	6,833
Net income (loss)	**13,640**	(2,031)
Admitted assets	**255,957**	293,080
Liabilities	**182,771**	208,732

Midwestern United paid a common stock dividend to the Company of $1,159,000 in 2002 and $1,210,000 in 2001.

13. Capital and Surplus

Under Colorado insurance regulations, the Company is required to maintain a minimum total capital and surplus of $1,500,000. Additionally, the amount of dividends which can be paid by the Company to its stockholder without prior approval of the Colorado Division of Insurance is limited to the greater of 10% of statutory surplus or the statutory net gain from operations.

The Company has two surplus notes to a related party for $65,032,000 and $100,000,000, which represent the cumulative cash draws on two $100,000,000 commitments issued by ING AIH through December 31, 2002, less principal payments. In 2001, the surplus notes were assigned by the issuer to an affiliated holding Company, Lion Connecticut Holding, Inc., and were amended and restated. The amended and restated surplus notes have the following repayment conditions.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

13. Capital and Surplus (continued)

These subordinated notes bear interest at a variable rate equal to the prevailing rate for 10-year U.S. Treasury bonds plus 1/4% adjusted annually. The principal sum plus accrued interest shall be repaid in five annual installments beginning April 15, 2017 and continuing through April 15, 2021 (Repayment Period). The repayment amount shall be determined and adjusted annually on the last day of December, commencing December 31, 2016, and shall be an amount calculated to amortize any unpaid principal plus accrued interest over the years remaining in the Repayment Period. In the event that the Commissioner of Insurance of the State of Colorado does not grant approval for repayment, then any unpaid annual installment shall be considered unpaid principal plus accrued interest for purposes of calculating subsequent annual installments. Repayment of principal and payment of interest shall be subordinated to the prior payment of, or provision for, all liabilities of the Company, but shall rank superior to the claim, interest and equity of the shares of shareholders of the Company. Such subordination shall be equally applicable in the case of any merger, consolidations, liquidation, rehabilitations, reorganization, dissolution, sale or other disposal of all, or substantially all, of the Company's assets, including the assumption, whether by reinsurance or otherwise, of the major portion of the Company's in force business pursuant to the reinsurance agreement or agreements approved by the Commissioner of Insurance of the State of Colorado

The repayment of these notes are payable only out of surplus funds of the Company and only at such time as the surplus of the Company, after payment is made, does not fall below the prescribed level. In July 2001, the Company made payments of $19,227,000 and $6,614,000 for principal and interest, respectively, after receiving approval from the Commissioner of Insurance of the State of Colorado. There were no principal or interest payments in 2002.

14. Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

14. Fair Values of Financial Instruments (continued)

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

| | December 31 | | | |
| | 2002 | | 2001 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$11,414,565	$11,698,496	$10,653,637	$10,706,764
Preferred stocks	18,915	17,338	18,863	19,156
Unaffiliated common stocks	72,427	72,427	38,083	38,083
Mortgage loans	2,776,223	3,012,179	2,434,031	2,516,707
Policy loans	1,073,803	1,073,804	1,124,108	1,124,108
Residual collateralized mortgage obligations	-	-	4,737	4,737
Derivative securities	22,939	(270,991)	8,143	67,952
Short-term investments	234,588	234,588	470,784	470,784
Cash	55,492	55,492	96,637	96,637
Investment in surplus notes	35,000	51,784	35,000	35,000
Indebtedness from related parties	8,420	8,420	23,933	23,933
Separate account assets	1,526,548	1,526,548	903,086	903,086
Receivable for securities	45,764	45,764	6,398	6,398

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

14. Fair Values of Financial Instruments (continued)

	December 31			
	2002		**2001**	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
	(In Thousands)			
Liabilities:				
Individual and group annuities	**2,612,948**	**2,596,131**	1,471,714	1,519,212
Deposit type contracts	**6,710,709**	**6,705,823**	6,076,576	6,016,038
Policyholder funds	**7,302**	**7,302**	56,820	56,820
Policyholder dividends	**-**	**-**	10,033	10,033
Indebtedness to related parties	**1,802**	**1,802**	17,856	17,856
Separate account liabilities	**1,512,075**	**1,512,075**	903,086	903,086
Payable for securities	**2,522**	**2,522**	175,048	175,048

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash and short-term investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Fixed maturities and equity securities: The fair values for bonds, preferred stocks and common stocks, reported herein, are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 2% and 15% over the total portfolio. Fair values determined on this basis can differ from values published by the NAIC Securities Valuation Office. Fair value as determined by the NAIC as of December 31, 2002 and 2001 is $11,605,230,000 and $7,461,342,000, respectively.

14. Fair Values of Financial Instruments (continued)

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Residual collateralized mortgage obligations: Residual collateralized mortgage obligations are included in the other invested assets balance. Fair values are calculated using discounted cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 5% and 25% over the total portfolio.

Derivative financial instruments: Fair values for on-balance-sheet derivative financial instruments (caps, options and floors) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

Investment in surplus notes: Estimated fair value in surplus notes were generated using a discounted cash flow approach. Cash flows were discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on surplus notes with similar characteristics.

Guaranteed investment contracts: The fair values of the Company's guaranteed investment contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Off-balance-sheet instruments: The Company accepted additional deposits on existing synthetic guaranteed investment contracts in the amounts of $233,300,000 and $709,000,000 in 2002 and 2001, respectively, from trustees of 401(k) plans. Pursuant to the terms of these contracts, the trustees own and retain the assets related to these December 31, 2002 contracts. Such assets had a value of $1,008,456,091 and $1,077,456,000 at December 31, 2002 and 2001, respectively. Under synthetic guaranteed investment contracts, the synthetic issuer may assume interest rate risk on individual plan participant initiated withdrawals from stable value options of 401(k) plans. Approximately 100% of the synthetic guaranteed investment contract book values are on a participating basis and have a credited interest rate reset mechanism, which passes such interest rate risk to plan participants.

14. Fair Values of Financial Instruments (continued)

Other investment-type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

15. Commitments and Contingencies

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of pending lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

The Company guarantees certain contractual policy claims of its subsidiary, Midwestern United Life Company. In the unlikely event that Midwestern United Life Company were unable to fulfill its obligations to policyholders, the Company would be obligated to assume the guaranteed policy obligations, but any ultimate contingent losses in connection with such guarantees will not have a material adverse impact on the Company's future operations or financial position

The Company is a member of the Federal Home Loan Bank of Topeka ("FHLB").As a member of FHLB, the Company has issued non-putable funding agreements with FHLB. Assets with a book value of $1,611,858,000 collateralize these agreements. The reserves on these agreements were $1,410,725,000 at December 31, 2002.

Leases and Other Commitments

The Company leases office space under various non-cancelable operating lease agreements that expire through July 2017. During the years ended December 31, 2002 and 2001, rent expense totaled $1,082,000 and $3,118,000 respectively. At December 31, 2002, the minimum aggregate rental commitments are: 2003 - $692,000; 2004 - $487,000; 2005 - $337,000; 2006 - $173,000; 2007 - $90,000.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

15. Commitments and Contingencies (continued)

Leases and Other Commitments (continued)

Certain rental commitments have renewal options extending through the year 2007 subject to adjustments in the future periods. The Company is not involved in any material sale-leaseback transactions.

16. Financing Agreements

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta (the "Bank"). Under this agreement, which expires July 31, 2003, the Company can borrow up to $125,000,000 from the Bank. Interest on any borrowing accrues at an annual rate equal to the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $71,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

The Company also maintains a revolving loan agreement with Bank of New York, New York (the "Bank"). Under this agreement, the Company can borrow up to $100,000,000 from the Bank. Interest on any of the Company borrowing accrues at an annual rate equal to: (1) the cost of funds for the Bank for the period applicable for the advance plus 0.225% or (2) a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $25,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

17. Related Party Transactions

Affiliates

Management and service contracts and all cost sharing arrangements with other affiliated ING US Life Insurance Companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Investment Management: The Company has entered into an investment advisory agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset liability management services. Total fees under the agreement were approximately $28,414,000 and $20,992,000 for the year ended December 31, 2002 and 2001, respectfully.

Security Life of Denver Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2002

17. Related Party Transactions (continued)

Affiliates (continued)

Inter-insurer Services Agreement: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amount paid under these agreements was $40,264,000 and $42,070,000 for the year ended December 31, 2002 and 2001, respectfully.

Reciprocal Loan Agreement: The Company has entered into a reciprocal loan agreement with ING America to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which expires April 1, 2011, the Company and ING America can borrow up to $377,500,000 from one another. Interest on any of the Company's borrowing is charged at the rate of ING America cost of funds for the interest period plus 0.15%. Interest on any ING America borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, the Company incurred interest expense of $900,000 and interest income of $3,721,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to ING America and $66,700,000 receivable from ING AIH.

Tax Sharing Agreements: The Company has entered into federal tax sharing agreements with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax or other tax return on a consolidated, combined or unitary basis.

Service Agreement with ING Financial Advisers, LLC: The Company has entered into a services agreement with ING Financial Advisors, LLC. ("ING FA") to provide certain administrative, management, professional advisory, consulting and other services to the Company for the benefit of its customers. Charges for these services are to be determined in accordance with fair and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company.

18. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state. The Company has estimated this liability to be $2,305,000 as of December 31, 2002 and 2001 and has recorded a liability. The Company has also recorded an asset of $3,035,000 and $3,805,000 as of December 31, 2002 and 2001, respectively, for future credits to premium taxes for assessments already paid.

19. Regulatory Risk-Based Capital

Life and health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2002, the Company meets the RBC requirements.

SOUTHLAND LIFE INSURANCE COMPANY
Financial Statements - Statutory Basis

Years ended December 31, 2003 and 2002

Contents

Report of Independent Auditors

Board of Directors and Stockholder
Southland Life Insurance Company

We have audited the accompanying statutory basis balance sheets of Southland Life Insurance Company ("the Company"), a wholly owned subsidiary of ING America Insurance Holdings, Inc., as of December 31, 2003 and 2002, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Texas ("Texas Department of Insurance"), which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Southland Life Insurance Company at December 31, 2003 and 2002 or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southland Life Insurance Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Texas Department of Insurance.

/s/ Ernst & Young

March 22, 2004

SOUTHLAND LIFE INSURANCE COMPANY

Balance Sheets - Statutory Basis

	December 31	
	2003	**2002**
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	$ 2,355,490	$ 2,123,233
Preferred stocks	102	102
Common stocks	240	88
Mortgage loans	504,137	505,343
Contract loans	64,258	63,708
Other invested assets	56,850	17,536
Cash and short-term investments	28,622	154,432
Total cash and invested assets	3,009,699	2,864,442
Deferred and uncollected premiums, less loading		
(2003- $560 and 2002- $446)	3,880	4,114
Accrued investment income	32,722	28,752
Reinsurance balances recoverable	19,191	4,747
Indebtedness from related parties	-	1,167
Federal income tax recoverable (including $14,261 and $12,586 net deferred		
tax assets at December 31, 2003 and 2002, respectively)	14,261	34,632
Separate account assets	100,042	77,841
Other assets	477	337
Total admitted assets	$ 3,180,272	$ 3,016,032

The accompanying notes are an integral part of these financial statements.

SOUTHLAND LIFE INSURANCE COMPANY

Balance Sheets - Statutory Basis

	December 31	
	2003	**2002**
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	$ 2,725,954	$ 2,441,080
Deposit type contracts	20,253	20,408
Policyholders' funds	30	37
Dividends payable	12	12
Unpaid claims	11,479	9,512
Total policy and contract liabilities	2,757,728	2,471,049
Interest maintenance reserve	24,425	10,541
Accounts payable and accrued expenses	11,919	16,691
Reinsurance balances due	13,268	26,369
Federal income tax payable	2,426	-
Indebtedness to related parties	10,637	-
Contingency reserve	8,092	8,332
Asset valuation reserve	17,143	11,018
Borrowed money	110,030	191,619
Dividends payable	-	88,700
Other liabilities	(12,142)	(10,998)
Separate account liabilities	100,042	77,841
Total liabilities	3,043,568	2,891,162
Capital and surplus:		
Common stock: $3.00 par value; authorized 2,550,000 shares;		
issued and outstanding 2,500,000 shares	7,500	7,500
Paid-in and contributed surplus	89,900	69,900
Unassigned surplus	39,304	47,470
Total capital and surplus	136,704	124,870
Total liabilities and capital and surplus	$ 3,180,272	$ 3,016,032

The accompanying notes are an integral part of these financial statements.

SOUTHLAND LIFE INSURANCE COMPANY

Statements of Operations - Statutory Basis

	Year ended December 31	
	2003	2002
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	$ 336,089	$ 119,378
Net investment income	171,742	180,618
Amortization of interest maintenance reserve	6,312	5,677
Commissions, expense allowances and reserve adjustments on		
reinsurance ceded	14,590	30,613
Other revenues	13,794	15,375
Total premiums and other revenues	542,527	351,661
Benefits paid or provided:		
Death benefits	52,945	49,076
Annuity benefits	1,223	2,531
Surrender benefits	71,870	74,446
Interest on policy or contract funds	961	(874)
Accident and health benefits	249	225
Other benefits	204	1,315
Increase in life, annuity, and accident and health reserves	284,873	50,557
Net transfers to separate accounts	9,768	19,333
Total benefits paid or provided	422,093	196,609
Insurance expenses:		
Commissions	47,363	48,433
General expenses	24,480	35,559
Insurance taxes, licenses and fees, excluding federal income taxes	10,445	11,472
Other expenses	-	1,963
Total insurance expenses	82,288	97,427
Gain from operations before policyholder dividends, federal income taxes		
and net realized capital losses	38,146	57,625
Dividends to policyholders	11	28
Gain from operations before federal income taxes and net realized		
capital losses	38,135	57,597
Federal income tax expense	25,214	1,857
Gain from operations before net realized capital losses	12,921	55,740
Net realized capital losses, net of income tax expense (benefit) 2003 - $9,868		
and 2002 - ($3,907); and excluding net transfers to the interest maintenance		
reserve 2003 - $20,196 and 2002- $498	(6,572)	(8,904)
Net income	$ 6,349	$ 46,836

The accompanying notes are an integral part of these financial statements.

SOUTHLAND LIFE INSURANCE COMPANY
Statements of Changes in Capital and Surplus - Statutory Basis

| | Year ended December 31 | |
	2003	2002
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	$ 7,500	$ 7,500
Paid-in and contributed surplus:		
Balance at beginning of year	69,900	69,900
Capital contribution	20,000	-
Balance at end of year	89,900	69,900
Unassigned surplus:		
Balance at beginning of year	47,470	56,140
Net income	6,349	46,836
Change in net unrealized capital gains or losses	2,522	(4,143)
Change in nonadmitted assets	(20,582)	40,597
Change in liability for reinsurance in unauthorized companies	(1,700)	(45)
Change in asset valuation reserve	(6,125)	3,876
Change in net deferred income tax	16,437	(23,941)
Change in surplus as a result of reinsurance, net of tax	(5,067)	48,150
Dividends to stockholder	-	(120,000)
Balance at end of year	39,304	47,470
Total capital and surplus	$ 136,704	$ 124,870

The accompanying notes are an integral part of these financial statements.

SOUTHLAND LIFE INSURANCE COMPANY
Statements of Cash Flows - Statutory Basis

| | Year ended December 31 | |
	2003	2002
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ 336,450	$ 119,739
Net investment income received	174,923	179,164
Commissions, expenses paid and miscellaneous expenses	(88,943)	(92,358)
Benefits paid	(136,754)	(126,019)
Net transfers to separate accounts	(12,315)	(16,873)
Dividends paid to policyholders	(11)	(32)
Federal income taxes (paid) received	(10,611)	15,887
Other revenues	31,587	40,385
Net cash provided by operations	294,326	119,893
Investment activities		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	3,207,742	4,407,921
Preferred stocks	-	76
Real estate	-	2,600
Mortgage loans	64,037	56,342
Other invested assets	3,115	2,200
Miscellaneous proceeds	-	22,518
Net proceeds from sales, maturities, or repayments of investments	3,274,894	4,491,657
Cost of investments acquired:		
Bonds	3,419,101	4,484,760
Mortgage loans	62,715	80,337
Real estate	-	2,475
Other invested assets	2,465	5,086
Miscellaneous applications	41,338	140,164
Total cost of investments acquired	3,525,619	4,712,822
Net change in contract loans	(550)	25,112
Net cash used in investment activities	(251,275)	(196,053)
Financing and miscellaneous activities		
Cash provided:		
Capital and surplus paid-in	20,000	48,150
Borrowed money, net	(81,575)	144,394
Net deposits on deposit-type contract funds	2,670	
Other uses	(21,256)	(30,753)
Dividends to stockholder	(88,700)	(36,300)
Net cash (used in) provided by financing and miscellaneous activities	(168,861)	125,491
Net (decrease) increase in cash and short-term investments	(125,810)	49,331
Cash and short-term investments:		
Beginning of year	154,432	105,101
End of year	$ 28,622	$ 154,432

The accompanying notes are an integral part of these financial statements.

SOUTHLAND LIFE INSURANCE COMPANY
Notes to Financial Statements - Statutory Basis

1. Nature of Operations and Significant Accounting Policies

Southland Life Insurance Company (the "Company") is a wholly owned, Texas domiciled subsidiary of ING America Life Corporation (the "Parent"), which is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). The Parent has another insurance subsidiary, Life Insurance Company of Georgia ("LOG"), in addition to a minor non-insurance subsidiary.

The Company's market focus is on the middle-income consumer. The life insurance products offered address retirement accumulation, wealth transfer and estate planning, and death protection needs. Products include universal life, survivorship and traditional life insurance and products with low expense loads to institutional and individual customers. Operations are conducted through independent producers. An increasing portion of the Company's business is no-load products, sold to individuals, by fee-based financial planners, businesses and institutions. The Company is presently licensed in forty-nine states (all states except New York), the District of Columbia, and Puerto Rico.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Texas Department of Insurance, which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book. The asset is then written down to fair value.

SOUTHLAND LIFE INSURANCE COMPANY
Notes to Financial Statements - Statutory Basis

SSAP 31 applies to derivative transactions prior to January 1, 2003. The Company also follows the newly adopted hedge accounting guidance in SSAP 86 for derivative transactions entered into or modified on or after January 1, 2003. Under this guidance, derivatives that are deemed effective hedges are accounted for in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholder's equity rather than to income as required for fair value hedges.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes.

Valuation Reserves: The asset valuation reserve ("AVR") is determined by a NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of unassigned surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates, and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral is reported as the interest maintenance reserve ("IMR") in the accompanying balance sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and credit impairments are charged to income when there has been a decline in value deemed other than temporary.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting. In deposit accounting, premiums are credited to an appropriate policy reserve account, without recognizing premium income.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non-operating software, past-due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual* are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Southland Life Insurance Company
Notes to Financial Statements - Statutory Basis

Statements of Cash Flows: Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

Reconciliation to GAAP

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Investment instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method. The Company has elected to use the book value as of January 1, 1994, as the cost for applying the retrospective method to securities purchased prior to that date where historical cash flows are not readily available.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the SVO.

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of the time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer, future economic conditions and market forecasts, and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

The Company uses options as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

S&P Options are reported at fair value since the liabilities that are being hedged are reported at fair value. The unrealized gains or losses from the S&P Options are reported in investment income. Upon termination of a derivative that qualified for hedge accounting, the gain or loss is deferred in IMR or adjusts the basis of the hedged item.

Mortgage loans are reported at amortized cost, less allowance for impairments.

Contract loans are reported at unpaid principal balances.

For reverse dollar repurchase agreements, Company policies require a minimum of 95% of the fair value of securities posted as collateral under reverse agreements to be maintained. Cash collateral received is invested in short-term investments and the offsetting liability is included in miscellaneous liabilities.

Reverse dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

Short-term investments are reported at amortized cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Partnership interests, which are included in other invested assets, are reported at the underlying audited GAAP equity of the investee.

Realized capital gains and losses are determined using the specific identification basis.

Cash on hand includes cash equivalents. Cash equivalents are short-term investments that are both readily convertible to cash and have an original maturity date of three months or less.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2.25% to 6.00%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in the valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Texas Department of Insurance, is $192,115,000 at December 31, 2003. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $2,153,000 at December 31, 2003. The Company anticipates investment income as a factor in the premium deficiency calculation in accordance with Statements of Statutory Accounting Principles ("SSAP") Number 54, *Individual and Group Accident and Health Contracts*.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

Southland Life Insurance Company
Notes to Financial Statements - Statutory Basis

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Participating Insurance

Participating business approximates less than 1% of the Company's ordinary life insurance in force and 1% of premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Policyholder dividends of $11,000 and $28,000 were incurred in 2003 and 2002, respectively.

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31	
	2003	**2002**
	(In Thousands)	
Deferred federal income taxes	$ 59,090	$ 45,685
Debit suspense	7,220	-
Agents' debit balances	3,128	3,159
Other	68	80
Total nonadmitted assets	$ 69,506	$ 48,924

Changes in nonadmitted assets are generally reported directly in unassigned surplus as an increase or decrease in nonadmitted assets. The change in unrealized capital gains and losses is reported directly in unassigned surplus as a change in unrealized capital gains or losses.

Claims and Claims Adjustment Expenses

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2003. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claims payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2003.

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments with a maturity of less than one year at date of acquisition.

The Company borrowed and repaid $259,250,000 in 2003 and borrowed and repaid $605,590,000 during 2002. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and excludes borrowings from dollar roll transactions. Interest paid on borrowed money was $15,000 and $66,000 during 2003 and 2002, respectively.

Separate Accounts

Separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. The operations of the separate accounts are not included in the accompanying statements of operations.

Reclassifications

Certain prior year amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2003 financial statement presentation.

2. Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the State of Texas. The Texas Department of Insurance recognizes only statutory accounting practices prescribed or permitted by the state of Texas for determining and reporting the financial condition and results of operations of an insurance company for determining its solvency under the Texas Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the state of Texas. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Texas Department of Insurance. As of December 31, 2003 and 2002, the Company had no such permitted accounting practices.

SOUTHLAND LIFE INSURANCE COMPANY
Notes to Financial Statements - Statutory Basis

3. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
At December 31, 2003:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 9,509	$ 714	$ 49	$ 10,174
States, municipalities, and political subdivisions	2,400	17	161	2,256
Public utilities securities	244,269	18,176	2,230	260,215
Foreign government	76,441	1,831	935	77,337
Corporate securities	1,338,666	69,767	10,368	1,398,065
Mortgage-backed securities	443,858	4,654	1,075	447,437
Commercial mortgage-backed securities	96,711	8,944	486	105,169
Other structured securities	146,514	5,357	6,154	145,717
Total fixed maturities	2,358,368	109,460	21,458	2,446,370
Preferred stocks	102	-	-	102
Common stocks	-	240	-	240
Total equity securities	102	240	-	342
Total	$ 2,358,470	$ 109,700	$ 21,458	$ 2,446,712
At December 31, 2002:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 106,329	$ 1,029	$ 19	$ 107,339
States, municipalities, and political subdivisions	18,737	438	-	19,175
Public utilities securities	142,092	7,900	1,260	148,732
Foreign other	74,293	3,732	2,569	75,456
Foreign government	8,578	238	10	8,806
Corporate securities	910,070	60,947	7,505	963,512
Mortgage-backed securities	590,015	11,194	446	600,763
Other structured securities	278,708	25,183	11,401	292,490
Total fixed maturities	2,128,822	110,661	23,210	2,216,273
Preferred stocks	102	-	-	102
Common stocks	-	88	-	88
Total equity securities	102	88	-	190
Total	$ 2,128,924	$ 110,749	$ 23,210	$ 2,216,463

SOUTHLAND LIFE INSURANCE COMPANY
Notes to Financial Statements - Statutory Basis

As of December 31, 2003, the aggregate market values of debt securities with unrealized losses and the time period that cost exceeded market value are as follows:

	Less than 6 months below cost		More than 6 months and less than 12 months below cost		More than 12 months below cost		Total	
			(In Thousands)					
Fair value	$	279,058	$	214,375	$	41,985	$	535,418
Unrealized loss		4,792		10,180		6,486		21,458

Of the losses more than 6 months and less than 12 months in duration of $10,180,000, there were $2,542,000 in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. Business and operating fundamentals are performing as expected. The remaining unrealized losses of $7,638,000 as of December 31, 2003 included the following significant items:

$1,519,000 of unrealized losses related to mortgage-backed and structured securities reviewed for impairment under the guidance prescribed by SSAP 43 *Loan-backed and Structured Securities*. This category includes U.S. government-backed securities, principal protected securities and structured securities which did not have an adverse change in cash flows for which the fair value was $63,277,000.

$2,966,000 of unrealized losses related to the energy/utility industry, for which the fair value was $51,899,000. During 2003, the energy sector recovered due to a gradually improving economic picture and the lack of any material accounting irregularities similar to those experienced in the prior two years. Current analysis indicates debt will be serviced in accordance with the contractual terms.

$2,566,000 of unrealized losses related to non-domestic issues, with no unrealized loss exposure per country in excess of $1,084,000 for which the fair value was $33,425,000. Credit exposures are well diversified in these markets including banking, metals, food, and beverage companies.

$587,000 of unrealized losses related to the telecommunications/cable/media industry, for which the fair value was $7,385,000. During 2003, the sector recovered somewhat due to a gradually improving economy and reduced investor concern with management decisions even though it remains challenged by over capacity. Exposure is primarily focused in the largest and most financially secure companies in the sector.

SOUTHLAND LIFE INSURANCE COMPANY
Notes to Financial Statements - Statutory Basis

Of the unrealized losses more than 12 months in duration of $6,486,000, there were $5,169,000 of unrealized losses related to mortgage-backed and structured securities reviewed for impairment under the guidance prescribed by SSAP 43 *Loan-backed and Structured Securities*. This category includes U.S. government-backed securities, principal protected securities and structured securities which did not have an adverse change in cash flows for which the fair value was $28,342,000. The remaining unrealized losses of $1,317,000 as of December 31, 2003 included the following significant items:

$216,000 of unrealized losses related to the airline industry, for which the fair value was $4,080,000. During 2003, the airline industry continued to suffer from decreased passenger volumes and a gradually improving economy. The majority of the airline investments are comprised of Enhanced Equipment Trust Certificates ("EETC"). Current analysis indicates the specific collateral backing EETC investments is predominantly represented by newer models that are expected to be retained as individual airlines reduce their fleets.

$855,000 of unrealized losses related to the energy/utility industry, for which the fair value was $8,169,000. During 2003, the energy sector recovered due to a gradually improving economic picture and the lack of any material accounting irregularities similar to those experienced in the prior two years. Current analysis indicates that the debt will be serviced in accordance with the contractual terms.

The remaining unrealized losses totaling $246,000 relate to a fair value of $1,394,000.

The amortized cost and fair value of investments in bonds at December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
Maturity:		
Due in 1 year or less	$ 18,189	$ 18,447
Due after 1 year through 5 years	416,692	437,047
Due after 5 years through 10 years	794,658	833,534
Due after 10 years	441,746	459,019
Total maturities	1,671,285	1,748,047
Mortgage-backed securities	443,858	447,437
Commercial mortgage-backed securities	96,711	105,169
Other asset-backed securities	146,514	145,717
Total	$ 2,358,368	$ 2,446,370

Southland Life Insurance Company
Notes to Financial Statements - Statutory Basis

At December 31, 2003 and 2002, investments in certificates of deposit and bonds, with an admitted asset value of $10,063,000 and $9,085,000, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

Reconciliation of bonds from amortized cost to carrying value as of December 31, 2003 and 2002 is as follows:

| | December 31 | |
	2003	2002
	(In Thousands)	
Amortized cost	$ 2,358,368	$ 2,128,822
Less nonadmitted bonds	2,878	5,589
Carrying value	$ 2,355,490	$ 2,123,233

Proceeds from the sale of investments in bonds and other fixed maturity interest securities were $1,993,423,000 and $2,738,471,000 in 2003 and 2002, respectively. Gross gains of $41,810,000 and $36,767,000 and gross losses of $10,021,000 and $40,154,000 during 2003 and 2002, respectively, were realized on those sales.

Major categories of net investment income are summarized as follows:

| | Year ended December 31 | |
	2003	2002
	(In Thousands)	
Income:		
Bonds	$ 135,779	$ 146,536
Mortgage loans	39,859	39,409
Contract loans	3,656	5,182
Other	3,306	365
Total investment income	182,600	191,492
Investment expenses	(10,858)	(10,874)
Net investment income	$ 171,742	$ 180,618

As part of its overall investment strategy, the Company has entered into agreements to purchase securities as follows:

| | December 31 | |
	2003	2002
	(In Thousands)	
Investment purchase commitments	$ 25,959	$ 81,676

The Company entered into reverse dollar repurchase agreements to increase its return on investments and improve liquidity. Reverse dollar repurchase agreements involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchase agreements are accounted for as short term collateralized financing and the repurchase obligation is reported in borrowed money. The repurchase obligation totaled $89,626,000 and $135,601,000 at December 31, 2003 and 2002, respectively. The securities underlying these agreements are mortgage-backed securities with a book value of $88,908,000 and $134,246,000 and fair value of $89,840,000 and $136,380,000 at December 31, 2003 and 2002, respectively. The securities have a weighted average coupon rate of 5.8% and have maturities ranging from December 2018 through December 2033. The primary risk associated with short-term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, which was not material at December 31, 2003. The Company believes the counterparties to the reverse dollar repurchase agreements are financially responsible and that the counterparty risk is minimal.

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are invested in new securities of intermediate durations. The terms of the reverse repurchase agreement call for payment of interest at a rate of 1.07%. The agreements mature prior to the end of January 2004. The amount due on these agreements included in borrowed money was $20,400,000 and $56,000,000 at December 31, 2003 and 2002, respectively. The securities underlying these agreements are mortgage-backed securities with a book value of $20,562,000 and $58,404,000 and fair value of $20,756,000 and $59,009,000 at December 31, 2003 and 2002, respectively. The securities have a weighted average coupon of 5.0% and have a maturity of December 2033.

The maximum and minimum lending rates for long-term mortgage loans during 2003 were 7.75% and 4.74%, respectively. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 76.0% on commercial properties. As of December 31, 2003, the Company held no mortgages with interest more than 180 days overdue. Total interest due as of December 31, 2003 and 2002, is $33,000 and $37,000, respectively.

SOUTHLAND LIFE INSURANCE COMPANY
Notes to Financial Statements - Statutory Basis

In the course of the Company's asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company's return on the investment portfolio or to manage interest rate risk. The table below summarizes the number of transactions, book value, and the gain/loss of the Company's financial instruments with securities sold and reacquired within 30 days of the sale date:

	Number of Transactions	Book Value	Cost of Securities Repurchased	Gains
NAIC 4	1	$ 1,000,000	$ 4,000,000	$ 47,500
NAIC 6	1	100,422	100,422	-

4. Derivative Financial Instruments Held for Purposes Other than Trading

The Company may utilize derivative financial instruments to reduce and manage risks, which may include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows, which the Company has acquired or incurred. Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching.

The Company uses S&P options to hedge against an increase in the S&P Index. Such increase results in increased reserve liabilities. The change in the value of the options offsets this expense. The options are accounted for in a consistent manner with the underlying reserve liabilities. Both are carried at fair value with the change in value recorded in the statement of operations. If the options mature in the money, the amount received is recorded in income.

The Company is exposed to credit loss in the event of nonperformance by counterparties on S&P options, however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

The table below summarizes the Company's derivative contracts included in other invested assets at December 31, 2003 and 2002:

	Notional Amount	Carrying Value	Fair Value
	(In Thousands)		
December 31, 2003			
S&P options owned	$ 42,000	$ 4,025	$ 4,025
Total derivatives	$ 42,000	$ 4,025	$ 4,025
December 31, 2002			
S&P options owned	$ 51,000	$ 1,151	$ 1,151
Total derivatives	$ 51,000	$ 1,151	$ 1,151

5. Concentrations of Credit Risk

The Company held less-than-investment-grade corporate bonds with an aggregate book value of $238,007,000 and $150,367,000 and an aggregate market value of $249,510,000 and $138,464,000 at December 31, 2003 and 2002, respectively. Those holdings amounted to 10.1% of the Company's investments in bonds and 7.7% of total admitted assets at December 31, 2003. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $68,326,000 and $79,044,000 with an aggregate NAIC market value of $66,694,000 and $80,614,000 at December 31, 2003 and 2002, respectively. The carrying value of these holdings amounted to 2.9% of the Company's investment in bonds and 2.2% of the Company's total admitted assets at December 31, 2003.

At December 31, 2003, the Company's commercial mortgages involved a concentration of properties located in Pennsylvania (12.1%) and California (11.0%). The remaining commercial mortgages relate to properties located in 31 other states. The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $12,300,000.

6. Annuity Reserves

At December 31, 2003 and 2002, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

	Amount	Percent	
	(In Thousands)		
December 31, 2003			
Subject to discretionary withdrawal (with adjustment):			
At book value less surrender charge	$ 54	0.1	%
Subject to discretionary withdrawal (without adjustment):			
At book value with minimal or no charge or adjustment	46,857	90.9	
Not subject to discretionary withdrawal	4,613	9.0	
Total annuity reserves and deposit fund liabilities			
before reinsurance	51,524	100.0	%
Less reinsurance ceded	11,761		
Net annuity reserves and deposit fund liabilities	$ 39,763		
December 31, 2002			
Subject to discretionary withdrawal (with adjustment):			
At book value less surrender charge	$ 1,521	3.0	%
Subject to discretionary withdrawal (without adjustment):			
At book value with minimal or no charge or adjustment	44,220	86.6	
Not subject to discretionary withdrawal	5,290	10.4	
Total annuity reserves and deposit fund liabilities			
before reinsurance	51,031	100.0	%
Less reinsurance ceded	8,717		
Net annuity reserves and deposit fund liabilities	$ 42,314		

7. Employee Benefit Plans

The Company utilizes the employees of ING and its affiliates. The benefit plan charges allocated to the Company were not significant for the years ended December 31, 2003 and 2002.

The Company has an unfunded, noncontributory, nonqualified deferred compensation plan covering certain agents in the General Agency Sales Division.

SOUTHLAND LIFE INSURANCE COMPANY
Notes to Financial Statements - Statutory Basis

8. Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. All such policies are of a nonguaranteed return nature. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders. Separate account assets consist of investments in mutual funds.

Premiums, deposits, and other considerations received for the years ended December 31, 2003 and 2002 were $22,076,000 and $25,219,000, respectively.

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	Year ended December 31	
	2003	2002
	(In Thousands)	
Transfers as reported in the Summary of Operations of the Separate Accounts Statement:		
Transfers to separate accounts	$ 22,197	$ 25,151
Transfers from separate accounts	(12,429)	(5,818)
Net transfers to separate accounts	9,768	19,333
Transfers as reported in the Statement of Operations	$ 9,768	$ 19,333

SOUTHLAND LIFE INSURANCE COMPANY
Notes to Financial Statements - Statutory Basis

The general nature and characteristics of the separate accounts business follows:

	Nonguaranteed Separate Accounts
	(In Thousands)
December 31, 2003	
Premium, consideration or deposits for year ended December 31, 2003	$ 22,076
Reserves for accounts with assets at:	
Fair value	$ 80,843
Total reserves	$ 80,843
Reserves for separate accounts by withdrawal characteristics:	
Subject to descretionary withdrawal:	
At book value without market value adjustment	
less current surrender charge of 5% or more	$ 71,253
At book value without market value adjustment	
less current surrender charge of less than 5%	9,590
Total separate account aggregate reserves	$ 80,843
December 31, 2002	
Premium, consideration or deposits for year ended December 31, 2002	$ 25,219
Reserves for accounts with assets at:	
Fair value	$ 61,342
Total reserves	$ 61,342
Reserves for separate accounts by withdrawal characteristics:	
Subject to descretionary withdrawal:	
At book value without market value adjustment	
less current surrender charge of 5% or more	$ 51,148
At book value without market value adjustment	
less current surrender charge of less than 5%	10,194
Total separate account aggregate reserves	$ 61,342

9. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

SOUTHLAND LIFE INSURANCE COMPANY
Notes to Financial Statements - Statutory Basis

Assumed premiums amounted to $12,000 and $22,000 for the years ended December 31, 2003 and 2002, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	December 31	
	2003	2002
	(In Thousands)	
Premiums	$ 68,133	$ 475,568
Benefits paid or provided	75,158	39,335
Policy and contract liabilities at year end	670,713	639,223

10. Federal Income Taxes

The Company files a consolidated federal income tax return with ING AIH, and other US affiliates. The method of tax allocation is governed by a written tax sharing agreement. The tax sharing agreement provides that each member of the consolidated return shall reimburse ING AIH for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.

The components of the net deferred tax asset (liability) are as follows:

	December 31	
	2003	2002
	(In Thousands)	
Total deferred tax assets	$ 85,637	$ 71,918
Total deferred tax liabilities	(12,286)	(13,647)
Net deferred tax asset	73,351	58,271
Deferred tax asset nonadmitted	(59,090)	(45,685)
Net admitted deferred tax asset	$ 14,261	$ 12,586
Increase (decrease) in nonadmitted asset	$ (13,405)	$ 23,945

SOUTHLAND LIFE INSURANCE COMPANY
Notes to Financial Statements - Statutory Basis

Current income taxes incurred consisted of the following major components:

	Year ended December 31			
	2003		2002	
	(In Thousands)			
Federal taxes on operations	$	25,214	$	1,857
Federal taxes on capial gains		9,868		(3,907)
Total current taxes incurred	$	35,082	$	(2,050)

The main components of deferred tax assets and deferred tax liabilities are as follows:

	December 31			
	2003		2002	
	(In Thousands)			
Deferred tax assets resulting from book/tax differences in:				
Deferred acquisition costs	$	48,391	$	47,780
Insurance reserves		25,757		11,356
Investments		3,231		5,689
Nonadmitted assets		3,717		1,205
Unrealized loss on investments		675		2,686
Litigation accruals		2,832		2,916
Other		1,034		286
Total deferred tax assets		85,637		71,918
Deferred tax assets nonadmitted		(59,090)		(45,685)
Admitted deferred tax assets		26,547		26,233
Deferred tax liabilities resulting from book/tax differences in:				
Insurance reserves		10,400		11,700
Investments		510		461
Due and deferred premium		1,180		1,316
Other		196		170
Total deferred tax liabilities		12,286		13,647
Net admitted deferred tax asset	$	14,261	$	12,586

The change in net deferred income taxes is comprised of the following:

	December 31 2003	December 31 2002	Change
	(In Thousands)		
Total deferred tax assets	$ 85,637	$ 71,918	$ 13,719
Total deferred tax liabilities	12,286	13,647	(1,361)
Net deferred tax asset	$ 73,351	$ 58,271	15,080
Remove current year change in unrealized gains			1,357
Change in net deferred income tax			16,437
Remove other items in surplus:			
Current year change in non-admitted assets			(2,512)
Other			654
Change in deferred taxes for rate reconciliation			$ 14,579

The provision for federal income taxes incurred and change in deferred taxes is different from that which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes for the following reasons:

	Year Ended December 31, 2003
	(In Thousands)
Ordinary income	$ 38,030
Capital gains	23,492
Total pre-tax book income	$ 61,522
Provision computed at statutory rate	$ 21,533
Refinement of deferred tax balances	3,051
Interest maintenance reserve	(2,209)
Amortization of income for reinsurance	(1,774)
Other	(98)
Total	$ 20,503
Federal income taxes incurred	$ 35,082
Change in net deferred income taxes	(14,579)
Total statutory income taxes	$ 20,503

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $25,963,000 and $23,887,000 for 2003 and 2002, respectively.

Under the inter-company tax sharing agreement, the Company had a payable to ING AIH of $2,426,000 and a receivable of $22,046,000 for federal income taxes as of December 31, 2003 and 2002, respectively.

SOUTHLAND LIFE INSURANCE COMPANY
Notes to Financial Statements - Statutory Basis

11. Capital and Surplus

Under Texas insurance regulations, the Company is required to maintain a minimum total capital and surplus of $1,500,000. Without prior approval of the Texas Insurance Commissioner ("Commissioner"), dividends to shareholders are limited by the laws of the Company's state of incorporation. Dividends, whose fair market value together with that of other dividends or distributions made within the preceding twelve months, may not exceed the greater of 10% of such insurer's surplus as regards policyholders as of the 31st day of December next preceding, but shall not include pro rata distributions of any class of the insurer's own securities. The Company declared no dividends in 2003. The Company declared regular dividends of $31,300,000 in 2002. An extraordinary dividend of $88,700,000 was also declared in December 2002 and was recorded as dividends payable at December 31, 2002. Dividends declared in 2002 were paid in January 2003.

Life and health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2003, the Company meets the RBC requirements.

12. Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

	December 31			
	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$ 2,355,490	$ 2,446,370	$ 2,123,233	$ 2,216,272
Preferred stocks	102	102	102	102
Unaffiliated common stocks	240	240	88	88
Mortgage loans	504,137	561,253	505,343	573,538
Contract loans	64,258	64,258	63,708	63,708
Derivative securities	4,025	4,025	1,151	1,151
Short-term investments	-	-	154,640	154,640
Cash	28,622	28,622	(208)	(208)
Other invested assets	52,825	52,825	16,385	16,385
Separate account assets	100,042	100,042	77,841	77,841
Liabilities:				
Individual annuities	9,886	9,886	10,214	10,214
Deposit type contracts	20,253	20,253	20,408	22,721
Separate account liabilities	9,623	9,623	17,904	17,904

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash and short-term investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Fixed maturities and equity securities: The fair values for bonds, preferred stocks and common stocks reported herein are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 2% and 11% over the total portfolio. Fair values determined on this basis can differ from values published by the SVO. Fair value as determined by the SVO as of December 31, 2003 and 2002 is $2,365,922,000 and $2,134,787,000, respectively.

SOUTHLAND LIFE INSURANCE COMPANY
Notes to Financial Statements - Statutory Basis

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk.

Derivative financial instruments: Fair values for on-balance-sheet derivative financial statements (S&P options) are based on broker dealer valuations.

Other investment-type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

13. Commitments and Contingencies

The Company is a party to threatened or pending lawsuits arising from the normal conduct of its business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of pending lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

The Company leases office space under a noncancelable operating lease agreement that expired September 2003. Rental expense for 2003 and 2002 was approximately $6,000 and $8,000, respectively.

The Company has committed to provide additional capital contributions of $5,827,000 in partnership investments at December 31, 2003.

SOUTHLAND LIFE INSURANCE COMPANY
Notes to Financial Statements - Statutory Basis

Other Matters

Like many financial services companies, certain U.S. affiliates of ING Groep N.V. ("ING"), the Company's ultimate parent, have received informal and formal requests for information since September 2003 from various governmental and self-regulatory agencies in connection with investigations related to mutual funds and variable insurance products. ING has cooperated fully with each request.

In addition to responding to regulatory requests, ING management initiated an internal review of trading in ING insurance, retirement, and mutual fund products. The goal of this review has been to identify whether there have been any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel. This internal review is being conducted by independent special counsel and auditors. Additionally, ING reviewed its controls and procedures in a continuing effort to deter improper frequent trading in ING products. ING's internal reviews related to mutual fund trading are continuing.

The internal review has identified several arrangements allowing third parties to engage in frequent trading of mutual funds within our variable insurance and mutual fund products, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Most of the identified arrangements were initiated prior to ING's acquisition of the businesses in question. In each arrangement identified, ING has terminated the inappropriate trading, taken steps to discipline or terminate employees who were involved, and modified policies and procedures to deter inappropriate activity. While the review is not completed, management believes the activity identified does not represent a systemic problem in the businesses involved.

These instances included agreements (initiated in 1998) that permitted one variable life insurance customer of Reliastar Life Insurance Company ("Reliastar"), an affiliate of the Company, to engage in frequent trading, and to submit orders until 4pm Central Time, instead of 4pm Eastern Time. Reliastar was acquired by ING in 2000. The late trading arrangement was immediately terminated when current senior management became aware of it in 2002. ING believes that no profits were realized by the customer from the late trading aspect of the arrangement.

In addition, the review has identified five arrangements that allowed frequent trading of funds within variable insurance products issued by Reliastar and by ING USA Annuity & Life Insurance Company, an affiliate of the Company; and in certain ING Funds. ING entities did not receive special benefits in return for any of these arrangements, which have all been terminated. The internal review also identified two investment professionals who engaged in improper frequent trading in ING Funds.

ING will reimburse any ING Fund or its shareholders affected by inappropriate trading for any profits that accrued to any person who engaged in improper frequent trading for which ING is responsible. Management believes that the total amount of such reimbursements will not be material to ING or its U.S. business.

14. Financing Agreements

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta ("SunTrust Bank"). Under this agreement, which expires July 30, 2004, the Company can borrow up to $75,000,000 from SunTrust Bank. Interest on any of the Company's borrowing accrues at an annual rate equal to the cost of funds for SunTrust Bank for the period applicable for the advance plus 0.225% or a rate quoted by SunTrust Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $2,000 and $25,000 for the years ended December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, the Company had no amounts payable to SunTrust Bank.

The Company also maintains a revolving loan agreement with Bank of New York, New York ("BONY"). Under this agreement, the Company can borrow up to $75,000,000 from the BONY. Interest on any borrowing accrues at an annual rate equal to the cost of funds for the BONY for the period applicable for the advance plus 0.350% or a rate quoted by the BONY to the Company for the borrowing. Under this agreement, the Company incurred no interest expense for the year ended December 31, 2003 and $23,000 for the year ended December 31, 2002. At December 31, 2003 and 2002, the Company had no amounts payable to the BONY.

15. Related Party Transactions

Affiliates

Management and service contracts and all cost sharing arrangements with other affiliated ING US Life Insurance Companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Inter-insurer Services Agreement: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amounts paid under these agreements were $23,162,000 and $33,651,000 for the years ended December 31, 2003 and 2002, respectively.

SOUTHLAND LIFE INSURANCE COMPANY
Notes to Financial Statements - Statutory Basis

Investment Management: The Company has entered into an investment advisory agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset liability management services. Total fees under the agreement were approximately $8,092,000 and $6,089,000 for the years ended December 31, 2003 and 2002, respectively.

Reciprocal Loan Agreement: The Company maintains a reciprocal loan agreement with ING AIH to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which expires February 1, 2006, the Companies can borrow up to $29,200,000 from one another. Interest on any of the Company's borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Under this agreement, the Company incurred interest expense of $13,000 for the year ended December 31, 2003, and interest income of $14,000 for the year ended December 31, 2003. At December 31, 2003, the Company had no amounts payable to ING AIH.

Tax Sharing Agreements: The Company has entered into federal tax sharing agreements with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax or other tax return on a consolidated, combined or unitary basis.

Service Agreement with ING Financial Advisors, LLC: The Company has entered into a services agreement with ING Financial Advisors, LLC ("ING FA") to provide certain administrative, management, professional advisory, consulting and other services to the Company for the benefit of its customers. Charges for these services are to be determined in accordance with fair and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company. The Company will reimburse ING FA for direct and indirect costs incurred on behalf of the Company.

Assets and liabilities, along with related revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its parent.

16. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations ("NOLHGA") and the amount of premiums written in each state. The Company has recorded $657,000 and $643,000 for this liability as of December 31, 2003 and 2002, respectively. The Company has also recorded an asset of $478,000 and $337,000 as of December 31, 2003 and 2002, respectively, for future credits to premium taxes for assessments already paid.

Southland Life Insurance Company

Financial Statements – Statutory Basis

Years ended December 31, 2002 and 2001

Contents

Report of Independent Auditors

Board of Directors and Stockholder
Southland Life Insurance Company

We have audited the accompanying statutory basis balance sheets of Southland Life Insurance Company ("the Company" and a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2002 and 2001, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Texas (Texas Department of Insurance), which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Southland Life Insurance Company at December 31, 2002 and 2001 or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southland Life Insurance Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Texas Department of Insurance.

As discussed in Note 3 to the financial statements, in 2001 the Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Texas Department of Insurance.

/s/ Ernst & Young LLP

March 21, 2003

Southland Life insurance Company

Balance Sheets - Statutory Basis

	December 31	
	2002	**2001**
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	$ **2,123,233**	$ 2,060,778
Preferred stocks	**102**	138
Common stocks	**88**	161
Mortgage loans	**505,343**	482,113
Policy loans	**63,708**	87,663
Other invested assets	**17,536**	37,694
Cash and short-term investments	**154,432**	105,101
Total cash and invested assets	**2,864,442**	2,773,648
Deferred and uncollected premiums, less loading (2002-$446, 2001-$69)	**4,114**	3,998
Accrued investment income	**28,752**	29,927
Reinsurance balances recoverable	**4,747**	10,727
Indebtedness from related parties	**1,167**	20
Federal income tax recoverable	**34,632**	18,689
Separate account assets	**77,841**	92,257
Other assets	**337**	919
Total admitted assets	$ **3,016,032**	$ 2,930,185

Southland Life insurance Company

Balance Sheets - Statutory Basis (continued)

	December 31	
	2002	**2001**
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	**$ 2,441,080**	$ 2,382,848
Accident and health reserves	**-**	7,676
Payable on reinsurance	**25,842**	-
Deposit type contracts	**20,408**	16,472
Policyholders' funds	**37**	330
Dividends payable	**12**	16
Unpaid claims	**9,512**	14,332
Total policy and contract liabilities	**2,496,891**	2,421,674
Accounts payable and accrued expenses	**19,361**	34,726
Interest maintenance reserve	**10,541**	15,721
Indebtedness to related parties	**-**	30,187
Contingency reserve	**8,332**	10,575
Asset valuation reserve	**11,018**	14,894
Borrowed money	**191,619**	47,260
Dividends payable	**88,700**	5,000
Other liabilities	**(13,141)**	124,351
Separate account liabilities	**77,841**	92,257
Total liabilities	**2,891,162**	2,796,645
Capital and surplus:		
Common stock, $3.00 par value; authorized 2,550,000 shares, issued and outstanding 2,500,000 shares	**7,500**	7,500
Additional paid-in capital	**69,900**	69,900
Unassigned surplus	**47,470**	56,140
Total capital and surplus	**124,870**	133,540
Total liabilities and capital and surplus	**$ 3,016,032**	$ 2,930,185

See accompanying notes - statutory basis

Southland Life insurance Company

Statement of Operations - Statutory Basis

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	**$ 119,378**	$ 425,718
Policy proceeds and dividends left on deposit	**-**	187
Net investment income	**180,618**	175,587
Amortization of interest maintenance reserve	**5,677**	2,575
Commissions, expense allowances and reserve adjustments on reinsurance ceded	**30,613**	4,223
Other revenues	**15,375**	12,312
Total premiums and other revenues	**351,661**	620,602
Benefits paid or provided:		
Death benefits	**49,076**	61,277
Annuity benefits	**2,531**	2,732
Surrender benefits	**74,446**	78,353
Interest on policy or contract funds	**(874)**	874
Accident and health benefits	**225**	3,699
Other benefits	**801**	2,956
Increase in life, annuity, and accident and health reserves	**50,557**	283,163
Net transfers to separate accounts	**19,333**	20,088
Total benefits paid or provided	**196,095**	453,142
Insurance expenses:		
Commissions	**48,433**	71,242
General expenses	**38,036**	40,976
Insurance taxes, licenses and fees, excluding federal income taxes	**11,472**	10,712
Total insurance expenses	**97,941**	122,930
Gain from operations before policyholder dividends, federal income taxes and net realized capital losses	**57,625**	44,530

Southland Life insurance Company

Statement of Operations - Statutory Basis (continued)

| | Year ended December 31 | |
	2002	2001
	(In Thousands)	
Dividends to policyholders	$ 28	$ 54
Gain from operations before federal income taxes and net realized capital losses	57,597	44,476
Federal income taxes	1,857	8,169
Gain from operations before net realized capital gains	55,740	36,307
Net realized capital losses net of income taxes 2002 - $3,907; 2001 - $91 and excluding net transfers to the interest maintenance reserve 2002- $498; 2001 - $2,779	(8,904)	(16,733)
Net income	$ 46,836	$ $19,574

See accompanying notes - statutory basis.

Southland Life insurance Company

Statement of Changes in Capital and Surplus - Statutory Basis

| | Year ended December 31 | |
	2002	2001
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	$ 7,500	$ 7,500
Paid-in and contributed surplus:		
Balance at beginning of year	69,900	59,600
Capital contributions	-	10,300
Balance at end of year	69,900	69,900
Unassigned surplus:		
Balance at beginning of year	56,140	42,311
Net income	46,836	19,574
Change in net unrealized capital gains or losses	(4,143)	(1,118)
Change in nonadmitted assets	40,597	(35,611)
Change in liability for reinsurance in unauthorized companies	(45)	(480)
Change in asset valuation reserve	3,876	4,929
Change in net deferred income tax	(23,941)	13,775
Change in accounting principle, net of tax	-	21,557
Deferral recognition of gain on reinsurance of existing business, net of tax	48,150	(3,797)
Dividends to stockholder	(120,000)	(5,000)
Balance at end of year	47,470	56,140
Total capital and surplus	$ 124,870	$ 133,540

See accompanying notes - statutory basis.

Southland Life insurance Company

Statements of Cash Flows - Statutory Basis

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ **119,739**	$ 430,289
Net investment income received	**179,164**	166,479
Commission and expense allowances received on reinsurance ceded	**30,613**	425
Benefits paid	**(126,019)**	(156,635)
Net transfers to separate accounts	**(16,873)**	(9,473)
Insurance expenses paid	**(89,881)**	(123,869)
Dividends paid to policyholders	**(32)**	(54)
Federal income taxes received (paid)	**15,887**	(27,421)
Net other revenues (expenses)	**11,202**	(1,081)
Net cash provided by operations	**123,800**	278,660
Investments		
Proceeds from sales, maturities, or repayments of investment		
Bonds	**4,407,921**	2,377,610
Preferred stocks	**76**	598
Real estate	**2,600**	-
Mortgage loans	**56,342**	39,510
Other invested assets	**2,200**	1,685
Miscellaneous proceeds	**22,518**	139,797
Tax (payment) benefit on capital gains or losses	**(3,907)**	(91)
Net proceeds from sales, maturities, or repayments of investments	**4,487,750**	2,559,109
Cost of investments acquired:		
Bonds	**4,484,760**	2,758,286
Mortgage loans	**80,337**	59,862
Real estate	**2,475**	-
Other invested assets	**5,086**	6,941
Miscellaneous applications	**140,164**	22,081
Total cost of investments acquired	**4,712,822**	2,847,170
Net (decrease) in policy loans	**(25,112)**	(1,049)
Net cash used in investment activities	**(199,960)**	(287,012)

Southland Life insurance Company

Statement of Cash Flows - Statutory Basis (continued)

	Year ended December 31	
	2002	**2001**
	(In Thousands)	
Financing and miscellaneous activities		
Cash provided:		
Capital and surplus paid-in	**48,150**	31,300
Borrowed money	**144,394**	(89,260)
Other (uses) sources	**(30,753)**	46,613
Dividends to stockholder	**(36,300)**	-
Net cash provided by (used in) financing and miscellaneous activities	**125,491**	(11,347)
Net increase (decrease) in cash and short-term investments	**49,331**	(19,699)
Cash and short-term investments:		
Beginning of year	**105,101**	124,800
End of year	**$ 154,432**	$ 105,101

See accompanying notes - statutory basis.

Southland Life Insurance Company

Notes to Financial Statements - Statutory Basis

December 31, 2002

1. Nature of Operations and Significant Accounting Policies

Southland Life Insurance Company (the "Company") is a wholly owned, Texas domiciled subsidiary of ING America Life Corporation (the "Parent"), a wholly owned subsidiary of ING America Insurance Holdings, Inc.("ING AIH"). The Parent has another insurance subsidiary, Life Insurance Company of Georgia ("LOG"), in addition to a minor non-insurance subsidiary.

The Company's market focus is on the middle-income consumer. The life insurance products offered address retirement accumulation, wealth transfer and estate planning, and death protection needs. Products include universal life, survivorship and traditional life insurance and products with low expense loads to institutional and individual customers. Operations are conducted through independent producers. An increasing portion of the Company's business is no-load products sold to individuals, by fee-based financial planners, businesses and institutions. The Company is presently licensed in forty-nine states (all states except New York), the District of Columbia, and Puerto Rico.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Texas Department of Insurance, which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book. The asset is then written down to fair value.

Derivative instruments that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholders' equity rather than to income as required for fair value hedges.

Valuation Reserves: The asset valuation reserve ("AVR") is determined by a NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus. Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral is reported as the interest maintenance reserve ("IMR") in the accompanying balance sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and credit impairments are charged to income when there has been a decline in value deemed other than temporary.

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting. In deposit accounting premiums are credited to an appropriate policy reserve account, without recognizing premium income.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Southland Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

*Benefit and Contract Reserves***:** Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non-operating software, past-due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual* are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

*Universal Life and Annuity Policies***:** Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Notes to Financial Statements - Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Basis of Presentation (continued)

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Statements of Cash Flows: Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

Reconciliation to GAAP

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Bonds, preferred stocks, common stocks, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method.

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/(losses) are reported in unassigned surplus along with adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of the time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

The Company uses interest rate swaps, caps and floors, options and certain other derivatives as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short-term assets or liabilities. The initial cost of any such agreement is amortized to net investment income over the life of the agreement. Periodic payments that are receivable as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

Mortgage loans are reported at amortized cost, less allowance for impairments.

Policy loans are reported at unpaid principal balances.

1. Nature of Operations and Significant Accounting Policies (continued)

Investments (continued)

For reverse dollar repurchase agreements, Company policies require a minimum of 95% of the fair value of securities posted as collateral under reverse agreements to be maintained. Cash received is invested in short-term investments and the offsetting liability is included in miscellaneous liabilities.

Reverse dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

Short-term investments are reported at amortized cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Other invested assets are reported at amortized cost using the effective interest method. Other invested assets primarily consist of residual collateralized mortgage obligations and partnership interests.

Realized capital gains and losses are determined using the specific identification basis.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2.0% to 6.0%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in the valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

Southland Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Aggregate Reserve for Life Policies and Contracts (continued)

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Texas Department of Insurance, is $230,502,000 at December 31, 2002. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $2,166,000 at December 31, 2002. The Company anticipates investment income as a factor in the premium deficiency calculation in accordance with SSAP 54, Individual and Group Accident and Health Contracts.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Southland Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Participating Insurance

Participating business approximates less than 1.0% of the Company's ordinary life insurance in force and 1.0 % of premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends of $28,000 and $54,000 were incurred in 2002 and 2001, respectively.

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31	
	2002	**2001**
	(In thousands)	
Amount receivable under reinsurance		
contents	**$ -**	$16,827
Deferred federal income taxes	**45,685**	69,630
Agents' debit balances	**3,159**	2,842
Other	**283**	2,079
Total nonadmitted assets	**$49,127**	$91,378

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets. The change in unrealized capital gains and losses is reported directly in surplus as a change in unrealized capital gains or losses.

Claims and Claims Adjustment Expenses

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2002. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claims payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2002.

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments (with a maturity of less than one year at date of acquisition).

Southland Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

1. Nature of Operations and Significant Accounting Policies (continued)

Cash Flow Information (continued)

The Company borrowed and repaid $605,590,000 in 2002 and borrowed and repaid $16,800,000 during 2001. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and excludes borrowings from dollar roll transactions. Interest paid on borrowed money was $66,000 and $25,000 during 2002 and 2001, respectively.

Separate Accounts

Separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. The operations of the separate accounts are not included in the accompanying statements of operations.

Reclassifications

Certain prior year amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2002 financial statement presentation.

2. Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the State of Texas. The Texas Department of Insurance recognizes only statutory accounting practices prescribed or permitted by the state of Texas for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the Texas Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the state of Texas. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Texas Division of Insurance. As of December 31, 2002 and 2001, the Company had no such permitted accounting practices.

3. Accounting Changes

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Texas. Effective January 1, 2001, the State of Texas required that insurance companies domiciled in the State of Texas prepare their statutory basis financial statements in accordance with the NAIC *Accounting Practices and Procedures Manual* subject to any deviations prescribed or permitted by the State of Texas insurance commissioner.

Accounting changes adopted to conform to the provisions of the NAIC *Accounting Practices and Procedures Manual* are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.

As a result of these changes, the Company reported a change of accounting principle, as an adjustment that increased unassigned surplus, by $21,557,000 as of January 1, 2001. These changes are primarily attributed to an increase in unassigned surplus of approximately $16,738,000 related to deferred tax assets and $4,819,000 related to prepayment penalties on bonds and mortgage loans released from the IMR liability.

During 2001, the Company refined its method of estimating reinsurance reserve credits. Under the new method, the Company estimated the credits to be $41,000,000 as of December 31, 2001. For 2001, this change resulted in increased net income and surplus of $35,800,000 over the previous method.

Southland Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

4. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
December 31, 2002				
U.S. Treasury securities and obligations of U.S. government agencies and corporations	$ 106,329	$ 1,029	$ 19	$ 107,339
States, municipalities, and political divisions	18,737	438	-	19,175
Public utilities securities	142,092	7,900	1,260	148,732
Foreign Other	74,293	3,732	2,569	75,456
Foreign Government	8,578	238	10	8,806
Corporate securities	910,070	60,947	7,505	963,512
Mortgage-backed securities	590,015	11,194	446	600,763
Other structured securities	278,708	25,183	11,401	292,490
Total fixed maturities	2,128,822	110,661	23,210	2,216,273
Preferred stocks	102	-	-	102
Common stocks	-	88	-	88
Total fixed and equity securities	$ 2,128,924	$ 110,749	$ 23,210	$ 2,126,463

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
December 31, 2001				
U.S. Treasury securities and obligations of U.S. Government agencies and corporations	$ 63,077	$ 644	$ 1,011	$ 62,710
States, municipalities and political divisions	418	-	12	406
Public utilities securities	59,844	2,198	1,951	60,091
Foreign Government	66,685	1,545	4,782	63,448
Corporate securities	802,779	21,047	11,874	811,952
Mortgage backed securities	711,869	13,355	1,827	723,397
Other structured securities	357,760	13,498	10,651	360,607
Total fixed maturities	2,062,432	52,287	32,108	2,082,611
Preferred stocks	138	-	-	138
Common stocks	71	119	29	161
Total fixed and equity securities	$2,062,641	$52,406	$32,137	$2,082,910

Southland Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

4. Investments (continued)

The amortized cost and fair value of investments in bonds at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
December 31, 2002	*(In Thousands)*	
Maturity:		
Due in 1 year or less	$ 563	$ 566
Due after 1 year through 5 years	363,279	375,302
Due after 5 years through 10 years	571,025	604,077
Due after 10 years	325,232	343,075
	1,260,099	1,323,020
Mortgage-backed securities	590,015	600,763
Other structured securities	278,708	292,490
Total	$2,128,822	$2,216,273

At December 31, 2002 and 2001, investments in certificates of deposit and bonds, with an admitted asset value of $9,085,000 and 9,608,000, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

Reconciliation of bonds from amortized cost to carrying value as of December 31, 2002 and 2001 is as follows:

	2002	2001
	(In Thousands)	
Amortized cost	$2,128,822	$2,062,432
Less nonadmitted bonds	5,589	1,654
Carrying value	$2,123,233	$2,060,778

Proceeds from the sale of investments in bonds and other fixed maturity interest securities were $1,723,620,000 and $706,078,000 in 2002 and 2001, respectively. Gross gains of $23,175,000 and $13,018,000 and gross losses of $39,535,000 and $7,978,000 during 2002 and 2001, respectively, were realized on those sales.

Southland Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

4. Investments (continued)

Major categories of net investment income are summarized as follows:

	2002	2001
	(In Thousands)	
Income:		
Bonds	$146,536	$137,690
Mortgage loans	39,409	39,905
Policy loans	5,182	4,990
Other	365	6,314
Total investment income	191,492	188,899
Investment expenses	(10,874)	(13,312)
Net investment income	$180,618	$175,587

As part of its overall investment strategy, the Company has entered into agreements to purchase securities as follows:

	2002	2001
	(In Thousands)	
Investment purchase commitments	$81,676	$11,123

The Company entered into reverse dollar repurchase agreements to increase its return on investments and improve liquidity. Reverse dollar repurchase agreements involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchase agreements are accounted for as short term collateralized financing and the repurchase obligation is reported in borrowed money. The repurchase obligation totaled $135,387,000 at December 31, 2002, The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $134,246,000 at December 31, 2002. The securities have a weighted average coupon of 5.8% and have maturities ranging from December 2017 through December 2032. The primary risk associated with short-term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, which was not material at December 31, 2002. The Company believes the counterparties to the dollar roll agreements are financially responsible and that the counterparty risk is minimal.

Southland Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

4. Investments (continued)

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are invested in new securities of intermediate durations. The terms of the reverse repurchase agreement call for payment of interest at a rate of 1.4%. The agreements mature prior to the end of January 2003. The amount due on these agreements included in borrowed money was $56,000,000 at December 31, 2002. The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $68,552,000. The securities have a weighted average coupon of 6.5% and have a maturity of August 2032.

The maximum and minimum lending rates for long-term mortgage loans during 2002 were 7.7% and 4.7%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 75.0% on commercial properties. As of December 31, 2002, the Company held no mortgages with interest more than 180 days overdue. Total interest due as of December 31, 2002, is $37,000.

5. Derivative Financial Instruments Held for Purposes Other than Trading

The Company enters into interest rate and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows, which the Company has acquired or incurred. Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching.

The derivatives are reported in a manner that is consistent with the hedged asset or liability. All derivatives are reported at amortized cost with the exception of the S&P Options. The S&P Options are reported at fair value since the liabilities that are being hedged are reported at fair value. The unrealized gains or losses from the S&P Options are reported in investment income. Upon termination of a derivative that qualified for hedge accounting, the gain or loss is deferred in IMR or adjusts the basis of the hedged item.

Southland Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

5. Derivative Financial Instruments Held for Purposes Other than Trading (continued)

Premiums paid for the purchase of interest rate contracts are included in other invested assets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets.

Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Interest rate contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives are recorded as investment income. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

Southland Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

5. Derivative Financial Instruments Held for Purposes Other than Trading (continued)

The table below summarizes the Company's interest rate contracts included in other invested assets at December 31, 2002 and 2001:

	December 31, 2002		
	Notional Amount	Carrying Value	Fair Value
	(In Thousands)		
Interest rate contracts:			
Options owned	$ 51,000	$ 1,151	$ 1,151
Total derivatives	$ 51,000	$ 1,151	$ 1,151

	December 31, 2001		
	Notional Amount	Carrying Value	Fair Value
	(In Thousands)		
Interest rate contracts:			
Swaps	$ 20,000	$ -	$ 824
Options owned	42,000	1,023	1,023
Total derivatives	$ 62,000	$ 1,023	$ 1,847

6. Concentrations of Credit Risk

The Company held less-than-investment-grade corporate bonds with an aggregate book value of $150,367,000 and $267,314,000 and an aggregate market value of $138,464,000 and $252,412,000 at December 31, 2002 and 2001, respectively. Those holdings amounted to 7.1% of the Company's investments in bonds and 4.9% of total admitted assets at December 31, 2002. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $79,044,000 and $107,617,000 with an aggregate NAIC market value of $80,614,000 and $106,401,000,000 at December 31, 2002 and 2001, respectively. The carrying value of these holdings amounted to 3.7% of the Company's investment in bonds and 2.6% of the Company's total admitted assets at December 31, 2002.

Southland Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

6. Concentrations of Credit Risk

At December 31, 2002, the Company's commercial mortgages involved a concentration of properties located in Pennsylvania (10.9%) and California (10.3%). The remaining commercial mortgages relate to properties located in 32 other states. The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $18,958,000.

7. Annuity Reserves

At December 31, 2002 and 2001, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

	December 31, 2002	
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
At book value less surrender charge	$ 1,521	3%
Subtotal	1,521	3
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	44,220	87
Not subject to discretionary withdrawal	5,290	10
Total annuity reserves and deposit fund liabilities before reinsurance	51,031	100%
Less reinsurance ceded	8,717	
Net annuity reserves and deposit fund liabilities	$42,314	

	December 31, 2001	
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
At book value less surrender charge	$ 1,882	5%
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	28,369	77
Not subject to discretionary withdrawal	6,410	18
Total annuity reserves and deposit fund liabilities before reinsurance	36,661	100%
Less reinsurance ceded	-	
Net annuity reserves and deposit fund liabilities	$ 36,661	

8. Employee Benefit Plans

The Company utilizes the employees of ING and its affiliates, primarily LOG. The benefit plan charges allocated to the Company were not significant for the years ended December 31, 2002 and 2001, respectively.

The Company has an unfunded noncontributory, nonqualified deferred compensation plan covering certain agents in the General Agency Sales Division.

9. Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. All such policies are of a nonguaranteed return nature. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders. Separate account assets consist primarily of common stocks.

Premiums, deposits, and other considerations received for the years ended December 31, 2002 and 2001 were $25,219,000 and $30,061,000, respectively.

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	2002	2001
	(In Thousands)	
Transfers as reported in the summary of operations of the Separate Accounts Statement:		
Transfers to separate accounts	**$25,151**	$31,395
Transfers from separate accounts	**5,818**	11,247
Net transfers to separate accounts	**19,333**	20,148
Reconciling adjustments:		
Miscellaneous transfers	**-**	(60)
Transfers as reported in the Statement of Operations	**$19,333**	$ 20,088

Southland Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

9. Separate Accounts (continued)

	December 31	
	2002	**2001**
	(In Thousands)	
Reserves for separate accounts by withdrawal characteristics:		
Subject to discretionary withdrawal:		
With market value adjustment	**$ -**	$ -
At book value without market value adjustment less current surrender charge		
of 5% or more	**51,148**	59,560
At market value	**-**	-
At book value without market value adjustment less current surrender charge		
of less than 5%	**10,194**	13,884
Subtotal	**61,342**	73,444
Not subject to discretionary withdrawal	**-**	-
Total separate account aggregate reserves	**$61,342**	$73,444

10. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. As of December 31, 2002, the Company's retention limit for acceptance of risk on life insurance policies had been set at various levels up to $5,000,000.

To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $22,000 and $14,000 for the years ended December 31, 2002 and 2001, respectively.

10. Reinsurance (continued)

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	2002	2001
	(In Thousands)	
Premiums	$ 475,568	$ 32,313
Benefits paid or provided	39,335	41,989
Policy and contract liabilities at year end	639,223	167,075

Effective July 2, 2002, the Company entered into a reinsurance agreement with LOG. The Company ceded 100% of its "Home Service" life and accident and health insurance policies to LOG and LOG ceded certain life insurance policies to the Company. Both, the Texas Department of Insurance and the Georgia Department of Insurance have approved the agreement. At December 31, 2002, the Company had ceded net reserves of $438,339,000 relative to the agreement.

11. Federal Income Taxes

The Company files a consolidated federal income tax return with ING AIH, and other US affiliates. The method of tax allocation is governed by a written tax sharing agreement. The tax sharing agreement provides that each member of the consolidated return shall reimburse ING AIH for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.

The components of the net deferred tax asset (liability) at December 31 are as follows:

	December 31	
	2002	2001
	(In Thousands)	
Total gross deferred tax assets	$71,918	$84,111
Total deferred tax liabilities	(13,647)	(1,899)
Net deferred tax asset	58,271	82,212
Deferred tax asset nonadmitted	(45,685)	(69,630)
Net admitted deferred tax asset	12,586	12,582
Decrease (increase) in nonadmitted asset	$23,945	$ (17,931)

Southland Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

11. Federated Income Taxes (continued)

Significant components of income taxes incurred as of December 31 are:

	December 31	
	2002	**2001**
	(In Thousands)	
Federal tax expense on operations	**$ 1,857**	$ 8,169
Federal tax (benefit) expense on capital gains	**(3,907)**	91
Total current taxes incurred	**$(2,050)**	$ 8,260

The main components of deferred tax assets and deferred tax liabilities are as follows:

Deferred tax assets resulting from book/tax differences in:

	2002	**2001**
	(In Thousands)	
Investments	**$ 5,689**	$ 5,162
Deferred acquisition costs	**47,780**	50,066
Insurance reserves	**11,356**	24,324
Unrealized loss on investments	**2,686**	1,236
Litigation reserve	**2,916**	3,301
Nonadmitted assets	**1,205**	-
Other	**286**	22
Total deferred tax assets	**71,918**	84,111
Deferred tax assets nonadmitted	**(45,685)**	(69,630)
Admitted deferred tax assets	**$26,233**	$14,481

Deferred tax liabilities resulting from book/tax differences in:		
Insurance Reserves	**$11,700**	$ 96
Due & deferred premium	**1,316**	1,271
Investments	**461**	480
Other	**170**	52
Total deferred tax liabilities	**13,647**	1,899
Net admitted deferred tax asset	**$12,586**	$12,582

Southland Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

11. Federal Income Taxes (continued)

The change in net deferred income taxes is comprised of the following:

	December 31		Change
	2002	**2001**	
	(In Thousands)		
Total deferred tax assets	**$71,918**	$84,111	$(12,193)
Total deferred tax liabilities	**13,647**	1,899	11,748
Net deferred tax asset (liability)	**$58,271**	$82,212	(23,941)
Tax effect of items in surplus:			
Unrealized gains (losses)			(1,449)
Change in nonadmitted assets			(1,205)
Change in net deferred income tax			$(26,595)

The provision for federal income tax expense and change in deferred taxes differs from the amount obtained by applying the statutory federal income tax rate to income (including capital losses) before income taxes for the following reasons:

	Year Ended December 31, 2002
	(In Thousands)
Ordinary income	**$57,597**
Capital gains (losses)	**(12,313)**
Total pre-tax book income	**45,284**
Provision computed at statutory rate	**15,849**
Interest maintenance reserve	**(1,987)**
Refinement of deferred tax balances	**10,459**
Other	**224**
Total	**24,545**
Federal income taxes incurred	**(2,050)**
Change in net deferred income taxes	**26,595**
Total statutory income taxes	**$24,545**

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $12,390,000 and $23,300,000 from 2002 and 2001, respectively.

Under the inter-company tax sharing agreement, the Company has a receivable from ING AIH of $34,632,000 and $18,689,000 for federal income taxes as of December 31, 2002 and 2001, respectively.

Southland Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

12. Capital and Surplus

Under Texas insurance regulations, the Company is required to maintain a minimum total capital and surplus of $1,500,000. Without prior approval of the Texas Insurance Commissioner ("Commissioner"), dividends to shareholders are limited by the laws of the Company's state of incorporation. Dividends, whose fair market value together with that of other dividends or distributions made within the preceding twelve months, may not exceed the greater of 10 percent of such insurer's surplus as regards policyholders as of the 31st day of December next preceding, but shall not include pro rata distributions of any class of the insurer's own securities. The Company declared regular dividends of $31,300,000 and $5,000,000 in 2002 and 2001, respectively. An extraordinary dividend of $88,700,000 was also declared in December 2002 and was recorded as dividends payable at December 31, 2002. Dividends declared in 2001 were paid in January 2002. The Company may not pay a dividend in 2003 without prior approval from the Commissioner.

The Company had no special surplus funds at December 31, 2002.

13. Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

13. Fair Values of Financial Instruments (continued)

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

| | December 31 | | | |
| | 2002 | | 2001 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$2,123,233	$ 2,216,272	$2,060,778	$2,082,611
Preferred stocks	102	102	138	138
Unaffiliated common stocks	88	88	161	161
Mortgage loans	505,343	573,538	482,113	510,631
Policy loans	63,708	63,708	87,663	85,356
Derivative securities	1,151	1,151	1,023	1,847
Short -term investments	154,640	154,640	12,103	12,103
Cash	(208)	(208)	92,998	92,998
Other invested assets	17,536	17,536	37,694	37,694
Separate account assets	77,841	77,841	92,257	92,257
Liabilities:				
Individual annuities	10,214	10,214	13,345	13,345
Policy holder funds	20,445	22,721	16,802	16,802
Separate account Liabilities	77,841	77,841	92,257	92,257

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash and short-term investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Fixed maturities and equity securities: The fair values for bonds, preferred stocks and common stocks, reported herein, are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 0% and 15% over the total portfolio. Fair values determined on this basis can differ from values published by the NAIC Securities Valuation Office. Fair value as determined by the NAIC as of December 31, 2002 and 2001 is $2,134,787,000 and $2,063,206,000, respectively.

13. Fair Values of Financial Instruments (continued)

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk.

Derivative financial instruments: Fair values for on-balance-sheet derivative financial instruments (caps, options and floors) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

Other investment-type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

14. Commitments and Contingencies

The Company is a party to threatened or pending lawsuits arising from the normal conduct of its business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of pending lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

The Company is involved in regulatory market conduct examinations regarding its historical premium practices. The Company has reached an agreement to resolve these market conduct examinations with regulators. It also has agreed to a settlement with a nationwide class of Industrial Life insurance policyholders to resolve any claims they may have regarding its historical premium setting practices. All estimated costs of settlement, including attorneys' fees, are included in current litigation reserves. This agreement is subject to court approval.

14. Commitments and Contingencies (continued)

The Company leases office space under various noncancelable operating lease agreements that expire through September 2003. Rental expense for 2002 and 2001 was approximately $8,000.

At December 31, 2002, the minimum aggregate rental commitments are as follows:

Year	Operating Leases (*In Thousands)*
1-2003	$12
2-2004	-
3-2005	-
4-2006	-
5-2007	-
Thereafter	-

15. Financing Agreements

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta ("SunTrust Bank"). Under this agreement, which expires July 31, 2003, the Company can borrow up to $75,000,000 from SunTrust Bank. Interest on any of the Company's borrowing accrues at an annual rate equal to the cost of funds for SunTrust Bank for the period applicable for the advance plus 0.225% or a rate quoted by SunTrust Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $25,000 for the year ended December 31, 2002. At December 31, 2002, the Company had no amounts payable to SunTrust Bank.

The Company also maintains a revolving loan agreement with Bank of New York, New York ("Bank of NY"). Under this agreement, the Company can borrow up to $75,000,000 from the Bank of NY. Interest on any borrowing accrues at an annual rate equal to the cost of funds for the Bank of NY for the period applicable for the advance plus 0.225% or a rate quoted by the Bank of NY to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $23,000 for the year ended December 31, 2002. At December 31, 2002, the Company had no amounts payable to the Bank of NY.

16. Related Party Transactions

Affiliates

Management and service contracts and all cost sharing arrangements with other affiliated ING US Life Insurance Companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Inter-insurer Services Agreement: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amount paid under these agreements was $33,651,000 and $39,393,000 for the year ended December 31, 2002 and 2001, respectfully.

Investment Management: The Company has entered into an investment advisory agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset liability management services. Total fees under the agreement were approximately $6,089,000 and $4,345,000 for the year ended December 31, 2002 and 2001, respectfully.

Revolving Loan Agreement: The Company maintains a revolving loan agreement with ING AIH to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which expires September 1, 2007, the Company can borrow up to $14,100,000 from ING AIH. Interest on any of the Company's borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Under this agreement, the Company incurred interest expense of $18,000 for the year ended December 31, 2002. At December 31, 2002, the Company had no amounts payable to ING AIH.

Tax Sharing Agreements: The Company has entered into federal tax sharing agreements with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax or other tax return on a consolidated, combined or unitary basis.

Southland Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

16. Related Party Transactions (continued)

Reinsurance Agreement: Effective July 2, 2002, the Company entered into a reinsurance agreement with LOG. The Company ceded 100% of its "Home Service" life and accident and health insurance policies to LOG and LOG ceded certain life insurance policies to the Company. Both, the Texas Department of Insurance and the Georgia Department of Insurance have approved the agreement. At December 31, 2002, the Company had ceded net reserves of $438,339,000 relative to the agreement.

Service Agreement with ING Financial Advisers, LLC: The Company has entered into a services agreement with ING Financial Advisors, LLC ("ING FA") to provide certain administrative, management, professional advisory, consulting and other services to the Company for the benefit of its customers. Charges for these services are to be determined in accordance with fair and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company. The Company will reimburse ING FA for direct and indirect costs incurred on behalf of the Company.

17. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state. The Company has estimated this liability to be $643,000 and $1,143,000 as of December 31, 2002 and 2001, respectively, and has recorded a reserve. The Company has also recorded an asset of $337,000 and $919,000 as of December 31, 2002 and 2001, respectively, for future credits to premium taxes for assessments already paid.

18. Regulatory Risk-Based Capital

Life and health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2002, the Company meets the RBC requirements.

UNAUDITED INTERIM FINANCIAL STATEMENTS FOR SECURITY LIFE OF DENVER INSURANCE COMPANY AND SOUTHLAND LIFE INSURANCE COMPANY

and

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

IN ACCORDANCE WITH STATUTORY ACCOUNTING PRINCIPALS

Index

The following unaudited condensed pro forma statutory-basis Security Life of Denver Insurance Company ("SLD") financial information is based on the historical statutory-basis financial statements of SLD and Southland Life Insurance Company ("SLI"), and has been prepared to illustrate the effects of the merger of SLI with and into SLD. The unaudited pro forma statutory-basis financial information is presented for illustration purposes only, and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated, nor is it necessarily indicative of future operating results or financial position of the combined company.

Unaudited Interim and Pro Forma Condensed Balance Sheet as of September 30, 2004 (Statutory Basis)

	Security Life	Southland Life	Pro Forma Adjustments	Pro Forma Amounts
	(In Millions)			
Admitted assets				
Cash and invested assets:				
Bonds	$ 11,260.2	$ 2,638.5	$ -	$ 13,898.7
Preferred stocks	16.8	2.9	-	19.7
Common stocks	74.0	1.4	-	75.4
Subsidiaries	83.1	-	-	83.1
Mortgage loans	2,770.5	495.7	-	3,266.2
Real estate, less accumulated depreciation of $13.8	31.0	1.5	-	32.5
Contract loans	1,070.0	64.4	-	1,134.4
Other invested assets	133.2	23.3	-	156.5
Cash and short-term investments	171.0	58.5	-	229.5
Total cash and invested assets	15,609.8	3,286.2	-	18,896.0
Deferred and uncollected premiums, less loading of $1.4	(29.7)	3.7	-	(26.0)
Accrued investment income	186.5	32.7	-	219.2
Reinsurance balances recoverable	169.0	11.8	-	180.8
Indebtedness from related parties	15.5	1.9	-	17.4
Federal income tax recoverable, including $54.7				
net deferred tax assets	121.8	16.2	-	138.0
Separate account assets	1,804.2	101.0	-	1,905.2
Other assets	19.5	1.3	-	20.8
Total admitted assets	$ 17,896.6	$ 3,454.8	$ -	$ 21,351.4

Unaudited Interim and Pro Forma Condensed Balance Sheet as of September 30, 2004 (Statutory Basis)

	Security Life	Southland Life	Pro Forma Adjustments	Pro Forma Amounts
	(In Millions, except Share amounts)			
Liabilities and capital and surplus				
Liabilities:				
Policy and contract liabilities:				
Life and annuity reserves	$ 7,400.9	$ 2,820.3	$ -	$ 10,221.2
Accident and health reserves	0.3	-	-	0.3
Deposit type contracts	6,416.3	28.7	-	6,445.0
Policyholders' funds	6.3	-	-	6.3
Dividends payable	3.2	-	-	3.2
Unpaid claims	21.6	7.5	-	29.1
Total policy and contract liabilities	13,848.6	2,856.5	-	16,705.1
Interest maintenance reserve	14.2	27.7	-	41.9
Accounts payable and accrued expenses	53.9	8.1	-	62.0
Reinsurance balances due	597.5	2.2	-	599.7
Indebtedness to related parties	0.9	-	-	0.9
Contingency reserve	31.8	2.3	-	34.1
Asset valuation reserve	111.1	22.7	-	133.8
Borrowed money, net	309.8	242.2	-	552.0
Other liabilities	149.0	10.9	-	159.9
Separate account liabilities	1,776.9	101.0	-	1,877.9
Total liabilities	16,893.7	3,273.6	-	20,167.3
Capital and surplus:				
Common stock: $20,000 par value; authorized				
149 shares; issued and outstanding 144 shares	2.9	7.5	(7.5) [1]	2.9
Surplus notes	165.0	-	-	165.0
Paid-in and contributed surplus	837.4	89.9	7.5 [1]	934.8
Unassigned (deficit) surplus	(2.4)	83.8	-	81.4
Total capital and surplus	1,002.9	181.2	-	1,184.1
Total liabilities and capital and surplus	$ 17,896.6	$ 3,454.8	$ -	$ 21,351.4

Unaudited Interim and Pro Forma Condensed Statement of Operations as of September 30, 2004 (Statutory Basis)

	Security Life	Southland Life	Pro Forma Adjustments	Pro Forma Amounts
	(In Millions)			
Premiums and other revenues:				
Life, annuity, and accident and health premiums	$ 1,008.4	$ 146.9	$ -	$ 1,155.3
Net investment income	499.9	136.3	-	636.2
Amortization of interest maintenance reserve	(14.1)	5.2	-	(8.9)
Commissions, expense allowances and				
reserve adjustments on reinsurance ceded	247.0	9.6	-	256.6
Other income	67.2	15.3	-	82.5
Total premiums and other revenues	1,808.4	313.3	-	2,121.7
Benefits paid or provided:				
Death benefits	218.6	35.3	-	253.9
Annuity benefits	10.2	0.7	-	10.9
Surrender benefits	685.9	67.5	-	753.4
Interest on policy or contract funds	210.7	0.4	-	211.1
Other benefits	0.6	0.1	-	0.7
Change in life, annuity, and accident and health reserves	11.7	94.4	-	106.1
Net transfers to separate accounts	87.1	8.9	-	96.0
Total benefits paid or provided	1,224.8	207.3	-	1,432.1
Insurance expenses:				
Commissions	370.0	22.3	-	392.3
General expenses	94.0	14.0	-	108.0
Insurance taxes, licenses and fees,				
excluding federal income taxes	21.2	5.1	-	26.3
Miscellaneous deductions	22.1	3.9	-	26.0
Total insurance expenses	507.3	45.3	-	552.6
Gain from operations before policyholder dividends,				
federal income taxes and net realized capital losses	76.3	60.7	-	137.0
Dividends to policyholders	1.7	-	-	1.7
Gain from operations before federal income taxes and				
net realized capital losses	74.6	60.7	-	135.3
Federal income taxes	(67.1)	13.6	-	(53.5)
Gain from operations before net realized capital losses	141.7	47.1	-	188.8
Net realized capital losses net of income taxes of $23.9				
and excluding net transfers to the interest				
maintenance reserve of $(8.2)	(10.9)	(1.3)	-	(12.2)
Net income	$ 130.8	$ 45.8	$ -	$ 176.6

Unaudited Interim and Pro Forma Condensed Statement of Operations as of September 30, 2003 (Statutory Basis)

	Security Life	Southland Life	Pro Forma Adjustments	Pro Forma Amounts
	(In Millions)			
Premiums and other revenues:				
Life, annuity, and accident and health premiums	$ 836.9	$ 241.6	$ -	$ 1,078.5
Net investment income	536.6	126.5	-	663.1
Amortization of interest maintenance reserve	(12.6)	4.7	-	(7.9)
Commissions, expense allowances and reserve				
adjustments on reinsurance ceded	189.6	10.4	-	200.0
Other income	58.5	11.9	-	70.4
Total premiums and other revenues	1,609.0	395.1	-	2,004.1
Benefits paid or provided:				
Death benefits	375.5	42.1	-	417.6
Annuity benefits	10.1	0.9	-	11.0
Surrender benefits	1,092.8	49.3	-	1,142.1
Interest on policy or contract funds	175.9	0.8	-	176.7
Other benefits	0.2	0.5	-	0.7
Change in life, annuity, and accident and health reserves	(418.3)	209.8	-	(208.5)
Net transfers to separate accounts	51.3	6.7	-	58.0
Total benefits paid or provided	1,287.5	310.1	-	1,597.6
Insurance expenses:				
Commissions	241.5	36.5	-	278.0
General expenses	100.4	13.9	-	114.3
Insurance taxes, licenses and fees,				
excluding federal income taxes	17.1	7.7	-	24.8
Miscellaneous deductions	2.7	0.8	-	3.5
Total insurance expenses	361.7	58.9	-	420.6
(Loss) gain from operations before policyholder dividends,				
federal income taxes and net realized capital losses	(40.2)	26.1	-	(14.1)
Dividends to policyholders	2.1	-	-	2.1
(Loss) gain from operations before federal income taxes and				
net realized capital losses	(42.3)	26.1	-	(16.2)
Federal income taxes	69.6	19.0	-	88.6
(Loss) gain from operations before net realized capital losses	(111.9)	7.1	-	(104.8)
Net realized capital losses net of income taxes of $12.9				
and excluding net transfers to the interest				
maintenance reserve of $3.9	(50.3)	(6.9)	-	(57.2)
Net (loss) income	$ (162.2)	$ 0.2	$ -	$ (162.0)

Unaudited Interim and Pro Forma Condensed Statement of Changes in Capital and Surplus as of September 30, 2004 (Statutory Basis)

	Security Life	Southland Life	Pro Forma Adjustments	Pro Forma Amounts
	(In Millions)			
Common stock:				
Balance at beginning and end of year	$ 2.9	$ 7.5	$ (7.5)	$ 2.9
Surplus note:				
Balance at beginning and end of year	165.0	-	-	165.0
Paid-in and contributed surplus:				
Balance at beginning and end of year	837.4	89.9	7.5	934.8
Unassigned (deficit) surplus:				
Balance at beginning of year	(106.1)	39.3	-	(66.8)
Net income	130.8	45.8	-	176.6
Change in net unrealized capital gains	7.7	1.6	-	9.3
Change in nonadmitted assets	94.1	13.9	-	108.0
Change in asset valuation reserve	(15.5)	(5.5)	-	(21.0)
Change in net deferred income taxes	(102.1)	(7.5)	-	(109.6)
Deferral of gain on reinsurance transaction	(11.3)	(3.8)	-	(15.1)
				-
Balance at end of year	(2.4)	83.8	-	81.4
				-
Total capital and surplus	$ 1,002.9	$ 181.2	$ -	$ 1,184.1

Unaudited Interim and Pro Forma Condensed Statement of Cash Flow as of September 30, 2004 (Statutory Basis)

	Security Life	Southland Life	Pro Forma Adjustments	Pro Forma Amounts
	(In Millions)			
Operations				
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ 1,053.2	$ 147.1	$ -	$ 1,200.3
Net investment income received	633.6	136.7	-	770.3
Commission, expenses paid and other miscellaneous expenses	(463.3)	(50.7)	-	(514.0)
Benefits paid	(2,448.3)	(105.2)	-	(2,553.5)
Net transfers from (to) separate accounts	(150.9)	(7.9)	-	(158.8)
Dividends paid to policyholders	(2.4)	-	-	(2.4)
Federal income taxes paid	(18.4)	(23.9)	-	(42.3)
Other revenues	270.2	14.8	-	285.0
Net cash provided by (used in) operations	(1,126.3)	110.9	-	(1,015.4)
Investment activities				
Proceeds from sales, maturities, or repayments of investments:				
Bonds	6,338.9	2,907.2	-	9,246.1
Stocks	5.1	-	-	5.1
Mortgage loans	419.4	46.9	-	466.3
Real estate	5.9	-	-	5.9
Other invested assets	7.7	2.2	-	9.9
Miscellaneous proceeds	1.1	50.5	-	51.6
Net proceeds from sales, maturities, or repayments of investments	6,778.1	3,006.8		9,784.9
Cost of investments acquired:				
Bonds	5,699.3	3,186.7	-	8,886.0
Stocks	7.3	-	-	7.3
Mortgage loans	334.5	38.9	-	373.4
Real estate	3.0	1.5	-	4.5
Other invested assets	9.5	1.6	-	11.1
Miscellaneous applications	66.4	-	-	66.4
Total cost of investments acquired	6,120.0	3,228.7	-	9,348.7
Net change in contract loans	(22.7)	0.1	-	(22.6)
Net cash used in investment activities	680.8	(222.0)	-	458.8
Financing and miscellaneous activities				
Cash provided:				
Borrowed money received	41.6	132.1	-	173.7
Net deposits on deposit-type contract funds	5.4	8.4	-	13.8
Other sources	161.3	0.5	-	161.8
Net cash provided by financing and miscellaneous activities	208.3	141.0	-	349.3
Net change in cash and short-term investments	(237.2)	29.9	-	(207.3)
Cash and short-term investments				
Beginning of year	408.2	28.6	-	436.8
End of year	$ 171.0	$ 58.5	$ -	$ 229.5

Unaudited Interim and Pro Forma Statutory Basis Statement of Operations for the Year Ended December 31, 2003

	SLD	SLI	Pro Forma Adjustments	Pro Forma Consolidated
		(In Millions)		
Premiums and other revenues:				
Life, annuity, and accident and health premiums	$ 1,182.1	$ 336.1	$ -	$ 1,518.2
Net investment income	707.7	171.7	-	879.4
Amortization of interest maintenance reserve	(16.7)	6.3	-	(10.4)
Commissions, expense allowances and reserve adjustments			-	-
on reinsurance ceded	260.3	14.6	-	274.9
Other income	84.4	13.8	-	98.2
Total premiums and other revenues	2,217.8	542.5	-	2,760.3
Benefits paid or provided:				
Death benefits	503.7	52.9	-	556.6
Annuity benefits	13.5	1.2	-	14.7
Surrender benefits	1,312.6	71.9	-	1,384.5
Interest on policy or contract funds	233.7	1.0	-	234.7
Other benefits	-	0.4	-	0.4
Change in life, annuity, and accident and health reserves	(419.4)	284.9	-	(134.5)
Net transfers to separate accounts	49.7	9.8	-	59.5
Total benefits paid or provided	1,693.8	422.1	-	2,115.9
Insurance expenses:				
Commissions	357.8	47.4		405.2
General expenses	133.7	24.5		158.2
Insurance taxes, licenses and fees,				
excluding federal income taxes	21.4	10.4		31.8
Miscellaneous deductions	2.4	-		2.4
Total insurance expenses	515.3	82.3	-	597.6
Gain from operations before policyholder dividends,				
federal income taxes and net realized capital losses	8.7	38.1	-	46.8
Dividends to policyholders	2.8	-	-	2.8
Gain from operations before federal income taxes and				
net realized capital losses	5.9	38.1	-	44.0
Federal income taxes	103.1	25.2	-	128.3
Gain from operations before net realized capital losses	(97.2)	12.9	-	(84.3)
Net realized capital losses net of income taxes of (1.9) and				
excluding net transfers to the interest maintenance				
reserve of $13.5	(45.3)	(6.6)	-	(51.9)
Net (loss) income	$ (142.5)	$ 6.3	$ -	$ (136.2)

Unaudited Interim and Pro Forma Statutory Basis Statement of Operations for the Year Ended December 31, 2002

	SLD	SLI	Pro Forma Adjustments	Pro Forma Consolidated
		(In Millions)		
Premiums and other revenues:				
Life, annuity, and accident and health premiums	$ 2,063.8	$ 119.4	$ -	$ 2,183.2
Net investment income	858.4	180.6	-	1,039.0
Amortization of interest maintenance reserve	(13.4)	5.7	-	(7.7)
Commissions, expense allowances and reserve adjustments on reinsurance ceded	53.3	30.6	-	83.9
Other income	72.0	15.4	-	87.4
Total premiums and other revenues	3,034.1	351.7	-	3,385.8
Benefits paid or provided:				
Death benefits	402.4	49.1	-	451.5
Annuity benefits	12.0	2.5	-	14.5
Surrender benefits	1,276.8	74.5	-	1,351.3
Interest on policy or contract funds	296.0	(0.9)	-	295.1
Other benefits	(1.9)	1.5	-	(0.4)
Change in life, annuity, and accident and health reserves	290.9	50.6	-	341.5
Net transfers to separate accounts	60.8	19.3	-	80.1
Total benefits paid or provided	2,337.0	196.6	-	2,533.6
Insurance expenses:				
Commissions	307.1	48.4		355.5
General expenses	98.2	35.6		133.8
Insurance taxes, licenses and fees, excluding federal income taxes	18.9	11.5		30.4
Miscellaneous deductions	0.9	2.0		2.9
Total insurance expenses	425.1	97.5	-	522.6
Gain from operations before policyholder dividends, federal income taxes and net realized capital losses	272.0	57.6	-	329.6
Dividends to policyholders	2.6	-	-	2.6
Gain from operations before federal income taxes and net realized capital losses	269.4	57.6	-	327.0
Federal income taxes	88.8	1.9	-	90.7
Gain from operations before net realized capital losses	180.6	55.7	-	236.3
Net realized capital losses net of income taxes of (1.9) and excluding net transfers to the interest maintenance reserve of $13.5	(43.4)	(8.9)	-	(52.3)
Net income	$ 137.2	$ 46.8	$ -	$ 184.0

Unaudited Interim and Pro Forma Condensed Statutory Basis of Changes in Capital and Surplus for the Year Ended December 31, 2003

	SLD	SLI	Pro Forma Adjustments	Pro Forma Consolidated
			(In Millions)	
Common stock:				
Balance at beginning and end of year	$ 2.9	$ 7.5	$ (7.5) [1]	$ 2.9
Surplus note:				
Balance at beginning and end of year	165.0	-	-	165.0
Paid-in and contributed surplus:				
Balance at beginning of year	837.4	69.9	7.5 [1]	914.8
Capital contributions	-	20.0	-	20.0
Balance at end of year	837.4	89.9	7.5	934.8
Unassigned (deficit) surplus:				
Balance at beginning of year	26.0	47.5	-	73.5
Net income	(142.5)	6.3	-	(136.2)
Change in net unrealized capital gains or losses	12.0	2.5	-	14.5
Change in nonadmitted assets	(43.4)	(20.6)	-	(64.0)
Change in liability for reinsurance in unauthorized companies	2.0	(1.7)	-	0.3
Change in asset valuation reserve	(20.8)	(6.1)	-	(26.9)
Change in net deferred income tax	57.1	16.4	-	73.5
Change in surplus as a result of reinsurance, net of tax	-	(5.0)	-	(5.0)
Dividends to stockholder	(136.1)	-	-	(136.1)
Deferral of gain on reinsurance transaction	139.6	-	-	139.6
Balance at end of year	(106.1)	39.3	-	(66.8)
Total capital and surplus	$ 899.2	$ 136.7	$ -	$ 1,035.9

Unaudited Interim and Pro Forma Statutory Basis Statement of Changes in Capital and Surplus for the Year Ended December 31, 2002

	SLD	SLI	Pro Forma Adjustments	Pro Forma Consolidated
			(In Millions)	
Common stock:				
Balance at beginning and end of year	$ 2.9	$ 7.5	$ (7.5) (1)	$ 2.9
Surplus note:				
Balance at beginning and end of year	165.0	-	-	165.0
Paid-in and contributed surplus:				
Balance at beginning of year	737.4	69.9	7.5 (1)	814.8
Capital contributions	100.0	-	-	100.0
Balance at end of year	837.4	69.9	7.5	914.8
Unassigned (deficit) surplus:				
Balance at beginning of year	(136.2)	56.1	-	(80.1)
Net income	137.2	46.8	-	184.0
Change in net unrealized capital gains or losses	(5.1)	(4.1)	-	(9.2)
Change in nonadmitted assets	42.1	40.6	-	82.7
Change in liability for reinsurance in				
unauthorized companies	(5.5)	-	-	(5.5)
Change in asset valuation reserve	1.1	3.9	-	5.0
Change in net deferred income tax	(7.6)	(23.9)	-	(31.5)
Change in surplus as a result of reinsurance, net of tax	-	48.1	-	48.1
Dividends to stockholder	-	(120.0)	-	(120.0)
Balance at end of year	26.0	47.5	-	73.5
Total capital and surplus	$ 1,031.3	$ 124.9	$ -	$ 1,156.2

Unaudited Interim and Pro Forma Statutory Basis Statement of Cash Flows for the Year Ended December 31, 2003

	SLD	SLI	Pro Forma Adjustments	Pro Forma Consolidated
			(In Millions)	
Operations				
Premiums, policy proceeds, and other				
considerations received, net of reinsurance paid	$ 1,329.8	$ 336.4	$ -	$ 1,666.2
Net investment income received	915.2	174.9	-	1,090.1
Commission, expenses paid and other miscellaneous expenses	(475.5)	(88.9)	-	(564.4)
Benefits paid	(1,430.9)	(136.8)	-	(1,567.7)
Net transfers from (to) separate accounts	31.4	(12.3)	-	19.1
Dividends paid to policyholders	(2.6)	-	-	(2.6)
Federal income taxes paid	(105.6)	(10.6)	-	(116.2)
Other revenues	420.2	31.6	-	451.8
Net cash provided by (used in) operations	682.0	294.3	-	976.3
Investment activities				
Proceeds from sales, maturities, or repayments of investments:				
Bonds	9,537.9	3,207.8	-	12,745.7
Stocks	10.3	-	-	10.3
Mortgage loans	523.5	64.0	-	587.5
Real estate	1.4	-	-	1.4
Other invested assets	9.6	3.1	-	12.7
Net gain on cash and short term investments	9.6	-	-	9.6
Miscellaneous proceeds	61.3	-	-	61.3
Net proceeds from sales, maturities, or repayments of investments	10,153.6	3,274.9	-	13,428.5
Cost of investments acquired:				
Bonds	10,348.6	3,419.1	-	13,767.7
Stocks	4.0	62.7	-	66.7
Mortgage loans	604.8	-	-	604.8
Real estate	-	-	-	-
Other invested assets	13.2	2.5	-	15.7
Miscellaneous applications	-	41.3	-	41.3
Total cost of investments acquired	10,970.6	3,525.6	-	14,496.2
Net change in contract loans	(18.9)	(0.6)		(19.5)
Net cash used in investment activities	(835.9)	(251.3)	-	(1,087.2)
Financing and miscellaneous activities				
Cash provided:				
Capital and surplus paid-in	10.6	20.0	-	30.6
Borrowed money received (repaid)	99.4	(81.6)	-	17.8
Net deposits on deposit-type contract funds	47.9	2.7	-	50.6
Dividends to stockholders	(136.1)	(88.7)	-	(224.8)
Other sources (uses)	250.2	(21.2)	-	229.0
Net cash provided by (used in) financing and miscellaneous activities	272.0	(168.8)	-	103.2
Net change in cash and short-term investments	118.1	(125.8)	-	(7.7)
Cash and short-term investments				
Beginning of year	290.1	154.4	-	444.5
End of year	$ 408.2	$ 28.6	$ -	$ 436.8

Unaudited Interim and Pro Forma Statutory Basis Statement of Cash Flows for the Year Ended December 31, 2002

	SLD	SLI	Pro Forma Adjustments	Pro Forma Consolidated
			(In Millions)	
Operations				
Premiums, policy proceeds, and other				
considerations received, net of reinsurance paid	$ 2,078.4	$ 119.7	$ -	$ 2,198.1
Net investment income received	1,018.2	179.2	-	1,197.4
Commission, expenses paid and other miscellaneous expenses	(393.0)	(92.4)	-	(485.4)
Benefits paid	(1,920.4)	(126.0)	-	(2,046.4)
Net transfers from (to) separate accounts	(770.7)	(16.9)	-	(787.6)
Dividends paid to policyholders	(2.8)	-	-	(2.8)
Federal income taxes paid	(48.6)	15.9	-	(32.7)
Other revenues	18.7	40.4	-	59.1
Net cash provided by (used in) operations	(20.2)	119.9	-	99.7
Investment activities				
Proceeds from sales, maturities, or repayments of investments:				
Bonds	9,417.2	4,407.9	-	13,825.1
Stocks	23.2	0.1	-	23.3
Mortgage loans	452.6	56.3	-	508.9
Real estate	-	2.6	-	2.6
Other invested assets	29.1	2.2	-	31.3
Net gain on cash and short term investments	0.1	-	-	0.1
Miscellaneous proceeds	-	22.5	-	22.5
Net proceeds from sales, maturities, or repayments of investments	9,922.2	4,491.6	-	14,413.8
Cost of investments acquired:				
Bonds	10,434.7	4,484.8	-	14,919.5
Stocks	37.5	-	-	37.5
Mortgage loans	795.6	80.3	-	875.9
Real estate	-	2.5	-	2.5
Other invested assets	10.8	5.1	-	15.9
Miscellaneous applications	188.2	140.1	-	328.3
Total cost of investments acquired	11,466.8	4,712.8	-	16,179.6
Net change in contract loans	50.3	25.1		75.4
Net cash used in investment activities	(1,494.3)	(196.1)	-	(1,690.4)
Financing and miscellaneous activities				
Cash provided:				
Capital and surplus paid-in	91.7	48.2	-	139.9
Borrowed money (repaid) received	(142.4)	144.4	-	2.0
Net deposits on deposit-type contract funds	1,770.8	-	-	1,770.8
Dividends to stockholders	-	(36.3)	-	(36.3)
Other uses	(483.0)	(30.8)	-	(513.8)
Net cash provided by financing and miscellaneous activities	1,237.1	125.5	-	1,362.6
Net change in cash and short-term investments	(277.4)	49.3	-	(228.1)
Cash and short-term investments				
Beginning of year	567.4	105.1	-	672.5
End of year	$ 290.0	$ 154.4	$ -	$ 444.4

Notes to Unaudited Pro Forma Condensed Financial Statements as of September 30, 2004 and September 30, 2003

1. Pro Forma Presentation

The unaudited pro forma condensed financial statements have been prepared as a statutory merger, in accordance with the provisions of SSAP No. 68, *Business Combinations and Goodwill* in order to present the condensed financial position and results of operations of SLD and SLI, as if the entities had previously been combined. The unaudited pro forma condensed balance sheet and statement of operations give effect to the merger transaction as if it had occurred on September 30, 2004 and January 1, 2004, respectively.

Following is a description of the pro forma adjustments that were made to the financial statements.

    (1)   All of the shares of capital stock of SLI were canceled and retired, and ceased to exist, as of the merger with and into SLD effective October 1, 2004.